Filed pursuant to Rule 424(b)(3)
Registration No. 333-167913

Offer to Exchange

$159,498,000 14% Senior Secured First Lien Notes due 2013
for $159,498,000 14% Senior Secured First Lien Notes due 2013
that have been registered under the Securities Act of 1933

        We are offering to exchange an aggregate principal amount of up to $159,498,000 of our new 14% Senior Secured First Lien Notes due 2013, which we refer to as the exchange notes, for a like amount of our outstanding 14% Senior Secured First Lien Notes due 2013, which we refer to as the original notes, in a transaction registered under the Securities Act of 1933, as amended. We refer to the exchange notes and the original notes collectively as the notes.

        Terms of the exchange offer:

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  We will exchange all original notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

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  You may withdraw tenders of original notes at any time prior to the expiration of the exchange offer.

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  We believe that the exchange of original notes for exchange notes will not be a taxable event for U.S. federal income tax purposes.

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  The form and terms of the exchange notes are identical in all material respects to the form and terms of the original notes, except that (i) the exchange notes are registered under the Securities Act, (ii) the transfer restrictions and registration rights applicable to the original notes do not apply to the exchange notes, and (iii) the exchange notes will not contain provisions relating to liquidated damages relating to our registration obligations.

        The exchange offer will expire at 5:00 p.m., New York City time on December 14, 2010 unless we extend the offer. We will announce any extension by press release or other permitted means no later than 9:00 a.m. on the business day after the expiration of the exchange offer. You may withdraw any original notes tendered until the expiration of the exchange offer.

        The exchange notes will not be listed on any securities exchange or quoted on any automated dealer quotation system.

        For a discussion of factors you should consider in determining whether to tender your original notes, see the information under "Risk Factors" beginning on page 23 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 10, 2010

        We are responsible for the information contained in this prospectus. We have not authorized anyone to give you any other information, and we do not take any responsibility for any other information that others may give you. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the exchange notes. In this prospectus, the "Company," "our Company," "we," "us" and "our" refer to Global Aviation Holdings Inc., and its consolidated subsidiaries, unless the context otherwise requires.

        Unless otherwise indicated, information contained in this prospectus concerning our business lines, our industry and its segments and related markets and our general expectations concerning our industry and its segments and related markets are based on management estimates. Such estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and reflect assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable.

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PROSPECTUS SUMMARY

        This summary highlights information contained in this prospectus. It does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the sections captioned "Risk Factors" and "Cautionary Language Regarding Forward-Looking Statements" and the historical financial data and related notes contained elsewhere in this prospectus before deciding to participate in the exchange offer described in this prospectus.

        All references to "we,, "us," "our," "Global," "our Company" or "the Company" in this prospectus mean Global Aviation Holdings Inc. and its consolidated subsidiaries, unless the context requires otherwise and except as described in the section captioned "Description of the Exchange Notes."

        All share data have been adjusted to give retroactive effect for all periods presented to a 100-for-one stock split of our common stock effected as of October 1, 2010.

        All references to "MatlinPatterson" in this prospectus mean MatlinPatterson ATA Holdings LLC, a Delaware limited liability company, our principal stockholder and an affiliate of MatlinPatterson Global Advisers LLC and certain investment partnerships for which MatlinPatterson Global Advisers LLC acts as investment manager.

        All references to the "military" mean the armed forces of the United States of America. All references to "government fiscal year" in this prospectus mean the fiscal year of the U.S. federal government ending on September 30 of the year indicated.

Our Company

        Global Aviation Holdings Inc. is a provider of customized, non-scheduled passenger and cargo air transport services, offering our customers a wide range of aircraft types, configurations, payloads and capabilities. We operated in approximately 126 countries worldwide in 2009, and are the largest provider of contracted air transportation services to the U.S. military. We provide our services through our two operating air carriers, World Airways, Inc. and North American Airlines, Inc., which we refer to in this prospectus as "World" and "North American," respectively. As of June 30, 2010, our combined fleet consisted of 30 wide-body and narrow leased aircraft, which support our two primary business lines: (1) military, which includes both passenger and cargo services, and (2) commercial cargo air transport services. We also offer passenger charter services to customers in specialty markets, such as providing supplemental peak capacity for other air carriers, political campaigns, professional sports teams, tour operators and concert tours.

        Our two primary lines of business combine the recurring revenue base of our established military business with the growth opportunities provided by our commercial cargo service. This coupling reduces our business model's vulnerability to economic downturns while positioning us to take advantage of opportunities as the global economy strengthens. Nearly all our military and commercial cargo customer contracts provide for fuel expense pass-throughs or reimbursements, significantly reducing our exposure to fuel price volatility.

        For the year ended December 31, 2009, our military (passenger and cargo) and commercial cargo business lines generated revenues of $858 million and $116 million, respectively, and, with other revenues of $69 million, we had combined revenues of $1,043 million. For the six months ended June 30, 2010, our military (passenger and cargo) and commercial cargo business lines generated revenues of $505 million and $60 million, respectively, and, with other revenues of $25 million, we had combined revenues of $590 million. For the year ended December 31, 2009, we recorded net income of $142.0 million. For the six months ended June 30, 2010, we recorded net income of $0.2 million.

        We generally measure our productivity by block hours, and charge many of our customers on a block hour basis. A block hour is the time interval from an aircraft's departure from one terminal to its arrival at another. For the year ended December 31, 2009, block hours totaled 86,684, of which military (passenger and cargo) and commercial cargo business lines accounted for 55,828 block hours and 22,514 block hours, respectively. For the six months ended June 30, 2010, block hours totaled 43,774, of which military (passenger and cargo) and commercial cargo business lines accounted for 29,105 block hours and 11,222 block hours, respectively. The balance of the block hours, or 8,342 block hours for the year ended December 31, 2009, and 3,447 block hours for the six months ended June 30, 2010, respectively, were for passenger charter services and non-revenue operations.

Our Business Lines

        Military Passenger and Military Cargo (approximately 82% of our revenues and 64% of our block hours in 2009).    We are the largest provider of air transport services to the U.S. military. We have been transporting troops and their families, as well as equipment and supplies, around the world since 1952 during times of both conflict and peace. In 2009, we provided airlift capacity for approximately 864,000 military passengers and approximately 305,000 tons of cargo. We believe the military's demand for international passenger and cargo air transport services will remain significant, even following further troop withdrawals from Iraq.

        The U.S. Department of Defense (DOD), through the U.S. Air Force's Air Mobility Command (the AMC), relies on commercial air carriers for more than 90% of its passenger and 40% of its cargo international air transportation needs because this model represents a more cost-effective option than operating and maintaining its own aircraft. In the government fiscal year ended September 30, 2009, the military contracted with commercial air carriers for $1.6 billion in passenger flights and $1.6 billion in cargo flights under its international program. The AMC awards flights to contracting teams formed by various major scheduled passenger, cargo integrator and charter air carriers based on the aircraft those teams pledge to the Civil Reserve Air Fleet (the CRAF), which is a program operated by the AMC to ensure aircraft are available for activation by the military in times of need. The carriers in these teams generally rely upon passenger and cargo charter air carriers, such as World and North American, to operate the flights awarded to the team. Our military passenger and cargo service contracts reimburse us based on the average costs of all participating air carriers, weighted by flights flown in the AMC international program, plus a fixed operating margin that the AMC sets annually. These contract terms allow us to operate on a cost-plus basis, providing a recurring source of revenue payable by the U.S. military, a secure counterparty with very limited credit risk. Furthermore, because our contracts provide for reimbursement of fuel costs by the military, plus an applicable cost-plus markup, this business line is substantially insulated from fuel price volatility.

        We are the largest operator of passenger flights in the AMC international program, receiving 51% of the program's total passenger expenditures in 2009. We offer the military a range of aircraft sizes from the Boeing 757-200 narrow-body to the medium-class wide-body Boeing 767-300ER to the large-class wide-body McDonnell Douglas MD-11. Our variety of aircraft types and fleet flexibility enable us to meet almost any passenger airlift requirement of the military, which we believe gives us a significant competitive advantage.

        We are the only provider of both passenger and cargo airlift to the military, and we have successfully grown our military cargo business in recent years. One key factor in generating that growth is the military's increasing use of large contoured cargo freighters, primarily the MD-11 freighter, which often provides a more efficient solution for many cargo payloads than the larger B747 family of freighters. The MD-11 freighter has an advantageous payload design and is modern, younger and approximately 32% more fuel-efficient than the Boeing 747-200 traditionally used for military air cargo transport. The AMC has indicated that it intends to direct over 20% of its wide-body cargo transport requirements to contoured freighters. As the largest operator of MD-11 freighter flights for the AMC, we are well-positioned to benefit from this greater use of contoured aircraft.

        Another factor in the growth of our military cargo business is the military's increased use of the Boeing 747-400 freighter with its greater fuel efficiency and increased payload relative to the older B747-200 freighter. In 2009, we began to operate our B747-400 freighters for the military, transporting, among other things, Mine-Resistant, Ambush-Protected All-Terrain Vehicles (M-ATVs) to Afghanistan. In fiscal year 2010, the AMC began paying a separate, higher rate for the B747-400 over the B747-200 freighter.

        Commercial Cargo (approximately 11% of our revenues and 26% of our block hours in 2009).    For our commercial customers, we operate freighter aircraft primarily under contracts pursuant to which we provide the aircraft, crew, maintenance and insurance at a fixed rate per block hour. These contracts, known as ACMI contracts, provide our air cargo customers with the flexibility to outsource their cargo aircraft requirements, add supplemental capacity in existing markets and serve increased demand in seasonal markets, without reactivating older freighters or acquiring newer freighters and related resources, such as flight crews. Under ACMI contracts, the customer is responsible for paying the majority of total operating expenses, including fuel. Our current ACMI commercial cargo customers include ANA Aviation Services, Cargolux, Etihad Airways, and Jade Cargo.

        We also enter into full-service charter contracts with certain customers where we are paid a higher block hour rate, but assume responsibility for fuel, handling, landing fees and other operating expenses.

        Other—Commercial Passenger Charters.    In addition to operating military passenger missions, we use our passenger aircraft to provide ACMI and full-service passenger charters to government and commercial customers in certain specialty markets, including operating supplemental peak capacity flights for other air carriers, political campaigns, professional sports teams, tour operators and concert tours. In 2009, these commercial passenger charter services represented approximately 5% of our revenues and 8% of our block hours.

Our Combined Aircraft Fleet

        As of June 30, 2010, our combined fleet consisted of 30 leased passenger and freighter aircraft, as described in more detail in the table below:

Aircraft Type	World	North American	Average Age (in years)	Lease Expiration Range (in months)
Boeing 757-200 (passenger)	—	5	11	22-47
Boeing 767-300ER (passenger)	—	5	15	10-45
Boeing 747-400 (freighter)	2	—	17	94-101
McDonnell Douglas MD-11 (freighter)	9	—	16	20-59
McDonnell Douglas MD-11 (passenger)	6	—	15	7-39
McDonnell Douglas DC-10-30 (passenger)	3	—	29	33-38

	20	10	17.2

        To meet increased cargo demand, World entered into contracts in July 2010 to lease two Boeing 747-400 freighter aircraft, each for a period of 72 months. One lease commences and the aircraft is scheduled to be delivered during the fourth quarter of 2010, and the other lease commences and the aircraft is scheduled to be delivered during the first quarter of 2011. In addition, World entered into an agreement to lease an additional MD-11 passenger aircraft, which is scheduled to be delivered during the third quarter of 2010.

Competitive Strengths

        We believe we possess the following competitive strengths:

        Leading Provider of Military Air Transport Services.    We have been flying for the military since 1952 and are the largest provider of military transport services in the AMC international program, which provides the U.S. military's outsourced international passenger and cargo requirements. The U.S. military, through the AMC, relies on commercial air carriers for more than 90% of its passenger and 40% of its international air cargo needs. For the 2009 government fiscal year, our share of total AMC passenger spending was 51.4% and our share of total AMC cargo spending was 5.6%, which on a combined basis represent 27.9% of total spending in the AMC international program. We are the co-leader of the Alliance Team, the largest of the three teams that support the AMC. Under our arrangements within the Alliance Team, we have a right of first refusal to fly all passenger missions awarded to our team. We also have a right of first refusal to fly military MD-11 freighter missions and a second priority position to fly B747 freighter missions awarded to our team. We are the only provider of both passenger and cargo air transport services to the AMC.

        Recurring Source of Revenue.    Since we began flying for the military, we have supported major operations in Korea, Vietnam, the Persian Gulf, Bosnia, Iraq, Afghanistan and Haiti, as well as peacetime multi-government training exercises and on-going deployment of troops on regular assignment at military bases around the world.

        Our cost-plus contracts with the military are not bid based on price but rather are awarded based on team entitlement and priced using the average costs of all participating air carriers, weighted by flights flown in the AMC international program, plus a fixed operating margin. We are compensated on a per-mission basis based on the mission's route and the aircraft type employed, at a fixed rate, regardless of the number of passengers or tons of freight actually flown. This operating and payment mechanism promotes a recurring revenue base with predictable margins. Our military business also benefits from attractive payment terms and certainty of collections.

        Significant Barriers to Entry for Military Business.    In order to compete effectively for the military's business, an air carrier must satisfy many technical and logistical criteria. For example, operators of the AMC's international missions must: (1) be a U.S. certificated air carrier; (2) demonstrate 12 continuous months of commercial flights comparable to those flown by AMC charters (primarily international, long-range flights); (3) pass inspections and be certified by the Commercial Airlift Review Board of the AMC; (4) have a fleet capable of flying long-range, over-water and with heavy payloads; (5) have labor contracts with flexibility to conduct extended international missions with relatively short notice over specific routings to numerous international traditional destinations and non-traditional, remote destinations; and (6) commit aircraft to the CRAF. These requirements have historically precluded foreign carriers and discouraged most low cost carriers and major domestic air carriers from operating in the AMC international program.

        Limited Exposure to Fuel Price Volatility.    Our business model generally insulates our profitability from fluctuations in jet fuel prices, which are typically the largest and most volatile expense for an air carrier. Under our military contracts and most of our commercial passenger and cargo charter arrangements, our customers are responsible for the cost of jet fuel. In 2009, approximately 97% of our block hours were flown under either military or ACMI arrangements, in which the customer assumed the risk of fuel price volatility.

        Modern, Versatile Fleet.    We have a range of aircraft types in our fleet, which allows us the flexibility to cross-utilize the same aircraft in our military and commercial businesses, thereby maximizing aircraft usage and revenue while reducing unit costs. For example, we use the same fleet of freighter aircraft in the military business to transport military cargo to the Middle East and then commercial cargo on return trips via Asia to the United States. In addition, our combined fleet provides the military and our commercial customers a complete range of sizes of aircraft with long-range capability that meet most of their operational requirements.

        Our freighter aircraft fleet is younger on average than that of a majority of our principal competitors in the ACMI market, resulting in relatively lower maintenance costs and higher fuel efficiency. All of our freighter aircraft are modern. The term "modern" aircraft is used in this prospectus as such term is used by the AMC to be a function of both age and fuel efficiency. In addition, our current generation of aircraft have contemporary features, such as two-crew member cockpits equipped with digital instrumentation. These modern cockpits provide us with a cost advantage over older wide-body freighter aircraft, such as the B747-200 and DC-10, that require a third pilot or flight engineer to operate all flights.

        Experienced Management Team.    We have a strong management team with extensive experience in the air transport industry. Collectively, our senior executive team has more than 100 years of industry experience, and our key executives have held senior level positions at passenger and cargo divisions of leading charter, cargo and scheduled service airlines with domestic and international operations.

Business Strategy

        Our strategy is to continue to be the leader in providing air transport services to the military while growing our commercial cargo business. The key elements of our strategy are:

        Maintain Leadership Position in the AMC International Program.    We plan to maintain our leadership in the AMC international program by maximizing our team's aircraft commitments to the CRAF, engaging the military on program improvements and continuing to match our aircraft offerings and capacity with the military's needs.

        Increase Military Cargo Business.    We plan to grow our military cargo business. In late 2009, the AMC indicated its intention to use MD-11 freighters to transport 20% of its air cargo missions compared to 13% of cargo transported by MD-11 freighters in 2009. We have been able to dedicate MD-11 freighter aircraft to flying full-time for the military, assisting the military in its stated goal of moving to modern, more fuel-efficient aircraft. Under our existing AMC teaming arrangements, we have a right of first refusal to fly military cargo on MD-11 freighters. We also have a second priority position to fly military cargo on B747 freighters, including B747-400 freighters that recently have been in high demand from the military due in part to the difficulties of transporting equipment and supplies to landlocked Afghanistan, and other difficult-to-reach destinations.

        Grow our Commercial Cargo Charter Business.    We expect the demand for our commercial air cargo charter services to strengthen as the world economy recovers, bolstered by the reduction in airlift capacity with the retirement of older freighter aircraft such as the DC-10 and B747-200. We believe our fleet has the right mix of freighter aircraft, and we are well-positioned to meet this increased demand. Our fleet is built around the MD-11 freighter, which is ideal for shorter transoceanic segments, including routings from Europe to the United States or the Middle East, and the B747-400 freighter, which is ideal for longer segments, including those from Asia-Pacific to the United States or Europe. This well-balanced mix of modern aircraft provides our international customers with attractive, long-range, wide-body freighter alternatives to meet their specific cargo transportation needs. As the global economy and international trade continue to recover, we intend to carefully explore opportunities to grow our freighter fleet to meet increased demand.

        Grow our Commercial Passenger Charter Operations.    We plan to use our worldwide operating experience and the long-range capabilities of our aircraft to grow our passenger charter business in certain specialty markets. For example, we use our aircraft and crew to service scheduled operators' seasonal peak businesses, such as providing additional capacity to Caribbean Airlines and Air Jamaica during summer peak travel months. In addition, we use our passenger aircraft to service specialty requirements, such as servicing supplemental peak capacity flights for other air carriers, political campaigns, professional sports teams, tour operators and concert tours. In particular, we believe the experience developed from our military business gives us a competitive advantage in servicing customers that require the ability to change flight schedules on short notice or to operate to locations where most air carriers have limited experience and limited contacts with local vendors.

        Provide Reliable, Quality Customer Service.    We plan to continue delivering safe, high quality service to our customers. In order to meet our customers' needs, we prepare and train to operate to a variety of destinations, many of which are remote. For example, North American is certified for extended twin-engine operations, referred to as ETOPS, to operate over-water up to 180 minutes from a landing field. In addition, World recently received certification from the Federal Aviation Administration to fly polar routings to reduce block hours on certain intercontinental flights.

        Both World and North American maintain modern, computerized operations control centers, which, via satellite communication, enable real-time tracking of our aircraft, so that we can quickly troubleshoot issues and communicate with our customers. We carry a fly-away kit of spare parts on our aircraft and also frequently operate our flights with mechanics and operations personnel onboard. We are required under our military contracts to meet certain on-time and other performance criteria, and we track these metrics for our other customers as well.

        Maintain Efficient Cost Structure.    As an integral part of our contract airlift business model we maintain a competitive cost structure. We continuously seek opportunities to streamline our operations and reduce our unit costs. For example, the following initiatives are currently underway:

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  Streamline Operational Support Services—We are consolidating certain duplicate functions, including strategic sourcing for parts and services, travel arrangements for positioning crew, and engineering at World and North American into a single corporate organization charged with developing a more focused sourcing strategy and implementing operational process improvements, which we expect will ultimately drive additional cost savings.

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  Simplify Fleet—We currently operate six wide-body and narrow-body passenger and cargo aircraft types. We have an on-going initiative to simplify our fleet and, in 2009, we began to replace and retire DC-10 passenger and freighter aircraft. Currently, we are evaluating the retirement of our remaining DC-10 aircraft, subject to passenger requirements from the military and the availability of more efficient replacement aircraft. This fleet simplification will enable World to further streamline maintenance, support functions and flight crew training as well as improve crew utilization across its two remaining cockpit types.

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  Reduce Aircraft Lease Costs—We will continue to manage fleet capacity through near-term lease expirations and renewals. Approximately 85% of our aircraft lease contracts will expire over the next four years. Based on prevailing market conditions, we expect to be able to achieve significant reductions in aircraft rental or equivalent costs when we replace or renegotiate the operating lease terms of these aircraft. Current market lease rates are generally lower than the lease rates under our operating leases that we entered into in past years, reflecting changes in general economic conditions, the used aircraft market, and interest rates. For example, we signed operating leases for two B747-400 freighter aircraft in July 2010 that provide for significantly lower monthly lease rates than our prior leases for B747-400 freighter aircraft.

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  Reduce Commissions—Outside studies sponsored by the military have indicated that the level of commissions paid by the charter carriers operating AMC flights to their non-flying carrier teammates should be reduced. When the government fiscal year 2011 contract changes are implemented, World and North American will improve their profitability from flights flown on behalf of the AMC.

Our Sponsor

        Certain investment partnerships affiliated with MatlinPatterson, for which MatlinPatterson Global Advisers LLC acts as investment manager, are our equity sponsors. MatlinPatterson Global Advisers LLC, since its inception in 2002, has managed investment partnerships with approximately $9 billion in capital commitments. Over a period of 16 years, investment partnerships affiliated with MatlinPatterson Global Advisers LLC and their principals have invested across a broad range of industries in more than 40 countries and obtained majority or substantial ownership interests in more than 70 companies. As of June 30, 2010, MatlinPatterson owned approximately 92% of our outstanding shares.

        For risks related to MatlinPatterson's ownership of our shares, see the following risk factors under the heading "Risk Factors—Risks Related to Our Business:"

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  "—Immediately after this offering, MatlinPatterson will continue to have a significant influence over matters determined by our board of directors and will be in a position to control the outcome of all matters submitted to our stockholders for approval," and

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  "—Conflicts of interest may arise, as MatlinPatterson and its affiliates do not have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do."

Our History

        Global was incorporated under Delaware law on January 26, 2006 under the name "New ATA Holdings Inc." and acquired a controlling interest in ATA Holdings Corp. and ATA Airlines, Inc. on February 28, 2006. Unless otherwise indicated, we refer to ATA Airlines, Inc. in this prospectus as "ATA". On August 14, 2007, we acquired World Air Holdings, Inc., the parent company of World and North American. Following the 2007 acquisition, Global had three major subsidiaries, ATA, World and North American. Each of these air transport companies specialized in military passenger and/or cargo transport. ATA and North American historically operated in scheduled service and charter passenger service, while World operated in passenger charter and ACMI cargo. The scheduled service operations of both ATA and North American ceased in 2008. On April 2, 2008, ATA filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code primarily due to the unexpected and, we believe, wrongful termination by Federal Express Corporation (FedEx) of ATA's military teaming arrangement led by FedEx.

        The Chapter 11 plan of ATA was approved and confirmed on March 26, 2009 and became effective on March 31, 2009. ATA is in the process of completing an orderly liquidation of its assets and winding down its bankruptcy estate, and all remaining assets are held in plan trusts. We have already received distributions from the ATA bankruptcy estate, and we may be entitled to receive additional distributions in connection with the liquidation of ATA once the litigation against FedEx (described below) is resolved. Except for one pending matter involving an ATA aircraft lease guaranteed by us (discussed under "Business—Legal Proceedings" below), we are aware of no further financial liabilities owed by us arising out of ATA or its bankruptcy.

        On June 11, 2008, the ATA bankruptcy estate filed suit in the United States District Court for the Southern District of Indiana, Indianapolis Division, against FedEx for breach of a three-year contract with ATA for military flying. FedEx denied that the three year contract was a valid and binding agreement and filed a counterclaim for ATA's alleged breach of the FedEx contract as a result of ATA's cessation of operations. The counterclaim is solely posed against ATA and does not affect us or our operating subsidiaries. The ATA bankruptcy estate sought damages against FedEx for breach of contract in the total amount of approximately $94 million (approximately $66 million in damages for lost revenue and approximately $28 million in damages resulting from the purchase of DC-10 aircraft to perform the contract). On September 16, 2010, the court granted FedEx's motion to exclude the ATA bankruptcy estate's claim for approximately $28 million in damages for the DC-10 aircraft purchase. On October 19, 2010, a federal jury returned a verdict against FedEx and awarded the ATA bankruptcy estate approximately $66 million in damages. On FedEx's counterclaim, the jury found against FedEx. We anticipate FedEx will file a post-trial motion seeking to set aside the verdict and thereafter file a notice of appeal if the court denies that motion. The ATA bankruptcy estate is also entitled to file an appeal (or a cross-appeal, as applicable) seeking to reverse the court's ruling disallowing the ATA bankruptcy estate's DC-10 damages claim for approximately $28 million.

        In accordance with ATA's Chapter 11 plan, approximately 85% of any net damages recovered (after deduction of the expenses associated with the litigation) in the FedEx litigation will be paid to the Chapter 11 plan trustee for eventual distribution to us. If we receive distributions from the ATA bankruptcy estate trusts totaling more than $5 million, we are obligated to use all such distributions to offer to purchase at par any outstanding First Lien Notes, and then, if remaining distributions total more than $1.3 million, we must offer to prepay our Second Lien Loan, without premium, in an amount equal to the entire amount of such remaining distributions. Any funds not so used would be available to us for general corporate purposes. See "Description of Certain Indebtedness."

Recent Developments

        We have proposed an initial public offering of our common stock pursuant to a registration statement on Form S-1 initially filed with the Securities and Exchange Commission (SEC) on June 28, 2010, SEC File No. 333-16742, and amended on August 30, 2010, October 6, 2010 and October 29, 2010. There can be no assurance that we will consummate the initial public offering and, if we do, on what terms we will do so. See "Proposed Initial Public Offering."

        While we do not yet have final results for the three months ended September 30, 2010, based on our preliminary review, we expect to report operating revenues for such period of approximately $286.5 million, as compared to $247.1 million for the corresponding period in the preceding year. This increase was primarily attributable to a 16% increase in the price of fuel per gallon and a 9% increase in block hours flown. We expect operating expenses to increase 12% for the three months ended September 30, 2010, as compared to the comparable period in 2009. Operating expenses in the third quarter of 2010 include additional maintenance and pilot training expense estimated at $4.5 million associated with the return to service of one MD-11 freighter and the addition of two B747-400 freighters to the fleet in late 2010 and early 2011. We expect to report operating income of approximately $3.8 million for the three months ended September 30, 2010, compared to an operating loss of $4.6 million for the comparable period of 2009. We expect to report a net loss of approximately $7.0 million for the three months ended September 30, 2010, compared to net income of approximately $52.2 million for the comparable period of 2009. During the three months ended September 30, 2009, we recorded a $9.5 million gain on our cost method investment in ATA and a tax benefit of $65.4 million due to our worthless stock loss deduction on ATA.

        We are currently performing our regular quarterly internal review procedures for the three months ended September 30, 2010. As a result, our actual results could differ from these preliminary estimates. The information in this section should be read in conjunction with the sections entitled "Risk Factors,"

"Cautionary Note Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included elsewhere in this prospectus.

        Our contracts for passenger and cargo missions under the AMC international program are one-year contracts with rates based on the average costs of all participating air carriers, weighted by flights flown in the AMC international program, plus a fixed operating margin that the AMC sets annually. With respect to the preliminary AMC international program solicitation for the next contract year, based on information recently provided by AMC, we expect that the effective passenger rates derived from the costs of World and North American to be in the range of 0% to 10% lower than the effective rates derived from their costs for the prior contract period. We expect rates to be lower due to lower actual operating costs at World and North American during the base period coupled with a negative general escalation factor applied to our submitted costs based on indices tracked by AMC over the base period. World and North American account for approximately 55% of their respective category passenger flights flown in the AMC international program. World's effective cargo rates are not relevant due to their limited flying in respect to other carriers. We do not know the effective rate derived from the costs of each of the other participating carriers, but we expect they also may be lower than 2010 levels. Assuming these anticipated reductions in the calculated effective rate for the next contract year are in fact implemented, we expect that our operating margins will be reduced. We have a number of initiatives currently underway to streamline our operations and reduce our unit costs, which we would seek to accelerate to minimize margin erosion from reduced AMC rates. The AMC is expected to publish the final fee rates for the government fiscal year 2011 later in November 2010, for which rates will become effective January 1, 2011. This information should be read in conjunction with the risk factor entitled "We are highly dependent on revenues from our participation in the AMC international program, which are derived from one-year contracts that the DOD is not obligated to renew. If our revenues from this business decline from current levels, whether due to decreased demand, termination, non-renewal, modification or otherwise, it could have a material adverse effect on our business, financial condition and results of operations" appearing on page 23 of this prospectus.

Principal Executive Office and Other Information

        Our principal executive office is located at 101 World Drive, Peachtree City, Georgia 30269, and our telephone number at this address is (770) 632-8000. Our corporate website is www.glah.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus.

Risk Factors

        Our business is subject to numerous risks, including the following:

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  We are highly dependent on revenues from our military business.

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  Our revenues from our military business are sensitive to teaming arrangements among air carriers participating in the CRAF.

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  The costs we incur on our military missions may be greater than the amounts for which we are reimbursed by the AMC, which would reduce our profitability.

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  While our revenues may vary significantly over time, a substantial portion of our operating expenses are fixed.

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  We depend on a limited number of significant customers for our commercial cargo business, and the loss of one or more of these customers could have a material adverse effect on our business, financial condition and results of operations.

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  We are highly dependent upon our operating cash flows due to our lack of an established line of credit or borrowing facility.

  •
  Our substantial operating lease obligations could adversely affect our financial condition and results of operations.

  •
  The terms of our indebtedness contain and may in the future contain various covenants that limit our financial and operating flexibility and in some cases require us to meet certain financial ratios and maintenance tests. The failure to comply with such ratios, tests and covenants could have a material adverse effect on our business, financial conditions and results of operations.

  •
  Substantially all of our assets are pledged as collateral to secure our indebtedness, which may adversely affect our financial flexibility including our ability to obtain other loans or working capital lines of credit.

  •
  We depend on certain levels of worldwide economic activity to operate successfully. A significant reduction in demand for air cargo transport could materially and adversely affect our business, financial conditions and results of operations.

  •
  Our majority stockholder, which is affiliated with numerous investment portfolio companies in a wide range of industries, may have conflicts of interest with us in the future.

        These and other risks are more fully described in the section entitled "Risk Factors." We urge you to carefully consider all the information presented in the section entitled "Risk Factors" beginning on page 23.

Summary Description of the Exchange Offer

        See "The Exchange Offer" for a more detailed description of the terms and conditions of the exchange offer and "Description of the Exchange Notes" for a more detailed description of the terms of the exchange notes.

The Exchange Offer	We are offering to exchange up to $159,498,000 aggregate principal amount of our new 14% Senior Secured First Lien Notes due 2013, which have been registered under the Securities Act (exchange notes), in exchange for your original notes. The form and terms of these exchange notes are identical in all material respects to the original notes. The exchange notes, however, will not contain transfer restrictions and registration rights applicable to the original notes.
To exchange your original notes, you must properly tender them, and we must accept them. We will accept and exchange all original notes that you validly tender and do not validly withdraw. We will issue registered exchange notes promptly after the expiration of the exchange offer.
Resale of Exchange Notes	Based on interpretations by the staff of the SEC as detailed in a series of no-action letters issued to third parties, we believe that, as long as you are not a broker-dealer, the exchange notes offered in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:
• you are acquiring the exchange notes in the ordinary course of your business;
• you are not participating, do not intend to participate in and have no arrangement or understanding with any person to participate in a "distribution" of the exchange notes; and
• you are not an "affiliate" of ours within the meaning of Rule 405 of the Securities Act.
If any of these conditions is not satisfied and you transfer any exchange notes issued to you in the exchange offer without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. Moreover, our belief that transfers of exchange notes would be permitted without registration of prospectus delivery under the conditions described above is based on SEC interpretations given to other, unrelated issuers in similar exchange offers. We cannot assure you that the SEC would make a similar interpretation with respect to our exchange offer. We will not be responsible for or indemnify you against any liability you may incur under the Securities Act.

Any broker-dealer that acquires exchange notes for its own account in exchange for original notes must represent that the original notes to be exchanged for the exchange notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the exchange notes. However, by so acknowledging and by delivering a prospectus, such participating broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. During the period ending 180 days after the consummation of the exchange offer, subject to extension in limited circumstances, a participating broker-dealer may use this prospectus for an offer to sell, a resale or other retransfer of exchange notes received in exchange for original notes which it acquired through market-making activities or other trading activities.
Accrued Interest on the Exchange Notes and the Original Notes	The exchange notes will bear interest from the most recent date to which interest has been paid on the original notes. If your original notes are accepted for exchange, then you will receive interest on the exchange notes and not on the original notes. Any original notes not tendered will remain outstanding and continue to accrue interest according to their terms.
Additional Interest on Original Notes	If the registration statement is not declared effective on or before September 30, 2010, or the exchange offer is not completed on or before the date that is 30 business days after the effective date, the annual interest rate on the notes will increase by 0.25% per year for each 90-day period thereafter, up to a maximum of 1.00% per year. Since the registration statement was not declared effective on or before September 30, 2010, the annual interest rate on the original notes has increased to 14.25%.
Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time on December 14, 2010 unless we extend the expiration date.
Conditions	The exchange offer is subject to customary conditions. We may assert or waive these conditions in our sole discretion. If we materially change the terms of the exchange offer, we will resolicit tenders of the original notes. See "The Exchange Offer—Conditions" for more information regarding conditions to the exchange offer.
Procedures for Tendering Original Notes	Each holder of original notes that wishes to tender such holder's original notes must either:

•       complete, sign and date the accompanying letter of transmittal or a facsimile copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed, if required, and deliver the letter of transmittal, together with any other required documents (including the original notes), to the exchange agent; or

•       if original notes are tendered pursuant to book-entry procedures, the tendering holder must deliver a completed and duly executed letter of transmittal or arrange with DTC to cause an agent's message to be transmitted with the required information (including a book-entry confirmation) to the exchange agent; or

• comply with the procedures set forth below under "—Guaranteed Delivery Procedures."
Holders of original notes that tender original notes in the exchange offer must represent that the following are true:
• the holder is acquiring the exchange notes in the ordinary course of its business;
• the holder is not participating in, does not intend to participate in, and has no arrangement or understanding with any person to participate in a "distribution" of the exchange notes; and
• the holder is not an "affiliate" of ours within the meaning of Rule 405 of the Securities Act.
Do not send the letter of transmittal, certificates representing original notes or other documents to us or DTC. Send these documents only to the exchange agent at the appropriate address given in this prospectus and in the letter of transmittal. We may reject your tender of original notes if you tender them in a manner that does not comply with the instructions provided in this prospectus and the accompanying letter of transmittal. See "Risk Factors—Risks Relating to the Exchange Offer—You must follow the appropriate procedures to tender your original notes or they will not be exchanged." for further information.
Special Procedures for Tenders by Beneficial Owners of Original Notes	If:
• you beneficially own original notes;
• those original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee; and
• you wish to tender your original notes in the exchange offer, please contact the registered holder as soon as possible and instruct it to tender on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.
Guaranteed Delivery Procedures	If you hold original notes in certificated form or if you own original notes in the form of a book-entry interest in a global note deposited with the trustee, as custodian for DTC, and you wish to tender those original notes but:
• your original notes are not immediately available;

• time will not permit you to deliver the required documents to the exchange agent by the expiration date; or
• you cannot complete the procedure for book-entry transfer on time, you may tender your original notes pursuant to the procedures described in "The Exchange Offer—Procedures for Tendering Original Notes—Guaranteed Delivery."
Withdrawal Rights	You may withdraw your tender of original notes under the exchange offer at any time before the exchange offer expires. Any withdrawal must be in accordance with the procedures described in "The Exchange Offer—Withdrawal Rights."
Consequence of Exchange Offer	As a result of making this exchange offer, and upon acceptance for exchange of all validly tendered original notes, we will have fulfilled our obligations under the registration rights agreement. Accordingly, there will be no liquidated or other damages payable under the registration rights agreement if original notes were eligible for exchange, but not exchanged, in the exchange offer.
If you do not tender your original notes or we reject your tender, your original notes will remain outstanding and will be entitled to the benefit of the indenture governing the notes. Under such circumstances you would not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances. Existing transfer restrictions would continue to apply to the original notes.
Any trading market for the original notes could be adversely affected if some but not all of the original notes are tendered and accepted in the exchange offer.
Material U.S. Federal Income and Estate Tax Consequences	Your exchange of original notes for exchange notes should not be treated as a taxable event for U.S. federal income tax purposes. See "Material U.S. Federal Income and Estate Tax Consequences."
Use of Proceeds	We will not receive any proceeds from the exchange offer.
Acceptance of Original Notes and Delivery of Exchange Notes	We will accept for exchange any and all original notes properly tendered prior to the expiration of the exchange offer. We will complete the exchange offer and issue the exchange notes promptly after the expiration date.
Exchange Agent	Wells Fargo Bank, National Association is serving as exchange agent for the exchange offer. The address and telephone number of the exchange agent are provided in this prospectus under "The Exchange Offer—Exchange Agent" and in the letter of transmittal.

Summary Terms of the Exchange Notes

        The form and terms of the exchange notes will be identical in all material respects to the form and terms of the original notes, except that the exchange notes:

  •
  will be registered under the Securities Act;

  •
  will not bear restrictive legends restricting their transfer under the Securities Act;

  •
  will not be entitled to the registration rights that apply to the original notes; and

  •
  will not contain provisions relating to an increase in the interest rate borne by the original notes under circumstances related to the timing of the exchange offer.

        The exchange notes represent the same debt as the original notes and are governed by the same indenture, which is governed by New York law. A brief description of the material terms of the exchange notes follows:

Issuers

Global Aviation Holdings Inc., a Delaware corporation, and its indirect wholly-owned subsidiaries, North American Airlines, Inc., a Delaware corporation, and World Airways, Inc., a Delaware corporation.

Notes Offered	$159.5 million aggregate principal amount of 14% Senior Secured First Lien Notes due 2013.
Maturity Date	August 15, 2013.
Interest	We will pay interest on the exchange notes semi-annually at the rate of 14% per year, payable in cash, on February 15 and August 15 of each year.
Guarantees

The exchange notes will be unconditionally guaranteed on a senior basis by each existing and future direct and indirect wholly-owned domestic subsidiary of Global (other than the issuers and designated Unrestricted Subsidiaries).

Security

The exchange notes and related guarantees will have the benefit of a first priority lien and security interests in substantially all of the issuers' and guarantors' tangible and intangible assets. See "Description of the Exchange Notes."

Ranking	The exchange notes and related guarantees will be senior obligations of the issuers and the guarantors, respectively, and will:
• rank equally in right of payment to the issuers' and guarantors' existing and future senior debt;
• rank senior in right of payment to the issuers' and guarantors' future subordinated debt;

• rank effectively senior to the issuers' and guarantors' existing and future senior unsecured debt to the extent of the value of the collateral securing the exchange notes; and
• be structurally subordinated to all of the existing and future liabilities (including trade payables) of each of Global's subsidiaries that do not issue or guarantee the exchange notes.
Optional Redemption

On or after August 15, 2012, we may redeem some or all of the exchange notes at the redemption prices listed under "Description of the Exchange Notes—Optional Redemption," plus accrued and unpaid interest, if any, to the date of redemption.

In addition, at any time and from time to time, prior to August 15, 2012, we may redeem all or any portion of the exchange notes at a price equal to 100% of the aggregate principal amount of the exchange notes to be redeemed plus an applicable premium (equal to the greater of (i) 1% of the note amount being redeemed or (ii) the present value of the sum of (x) 110.5% of the principal amount of the notes being redeemed plus (y) required interest payments from the date of redemption through August 15, 2012 (excluding accrued and unpaid interest at the redemption date), discounted to present value at the date of redemption by using a discount rate equal to the applicable U.S. Treasury Rate plus 50 basis points minus the principal amount of the notes) plus accrued and unpaid interest through redemption.

At any time and from time to time, on or prior to August 15, 2012, we may redeem up to 35% of the original aggregate principal amount of the original notes with the net proceeds of one or more of our equity offerings at a redemption price of 114% of the aggregate principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption, provided that (i) at least 65% of the original aggregate principal amount of the original notes, less any notes purchased pursuant to the semi-annual offer or ATA distribution offer described below, remains issued and outstanding and (ii) any such redemption is made within 60 days of the closing of such equity offering.

Repurchase at Option of Holders Upon a Change of Control

In the event of a specified change of control, each holder of exchange notes may require us to repurchase its exchange notes in whole or in part, at a repurchase price of 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date. See "Description of the Exchange Notes—Repurchase at the Option of Holders— Change of Control" and "Risk Factors—Risks Relating to the Exchange Notes—We may be unable to purchase the notes upon a change of control."

Semi-Annual Offer

On June 30 and December 31 of each year, we must make an offer to purchase $10 million of the notes at 100% of their aggregate principal amount, plus accrued and unpaid interest, if any, to the date of redemption. See "Description of the Exchange Notes—Repurchase at the Option of Holders—Semi-Annual Offer."

ATA Distributions

To the extent that we or any of our subsidiaries receive at least $5 million in distributions relating to the ATA Assets, subject to certain exceptions, we must make an offer to purchase exchange notes in the amount equal to such distributions received at 100% of their aggregate principal amount, plus accrued and unpaid interest, if any. See "Description of the Exchange Notes—Repurchase at the Option of Holders—ATA Distribution Offer."

Asset Sales, Condemnation Events and Insurance Events

Following certain asset sales, condemnation events and insurance events, and subject to the right to reinvest the proceeds, we must make an offer to purchase the exchange notes with proceeds thereof at 100% of their aggregate principal amount, plus accrued and unpaid interest, if any. See "Description of the Exchange Notes—Repurchase at the Option of Holders—Asset Sales."

Certain Covenants	The indenture contains covenants that limit our ability and the ability of our restricted subsidiaries to, among other things:
• incur additional debt;
• pay dividends or make other restricted payments;
• incur restrictions on the ability of our subsidiaries to pay dividends and make other distributions;
• purchase, redeem or retire capital stock or subordinated debt;
• make asset sales or transfer assets;
• issue equity of restricted subsidiaries;
• enter into transactions with affiliates;
• incur liens;
• enter into sale-leaseback transactions;
• make investments; and
• merge or consolidate with any other person.

In addition to the covenants listed above, we are prohibited from allowing our consolidated EBITDA, less capital expenditures, to fall below $50 million, calculated quarterly on a trailing 12-month basis. See "Description of the Exchange Notes."

No Public Trading

The exchange notes will be a new issue of securities for which there is no established market. Accordingly, there can be no assurance that a market for the exchange notes, if issued, will develop or as to the liquidity of any market that may develop. Jefferies & Company, Inc. has advised us that it currently is making a market in the original notes and intends to make a market in the exchange notes. However, it is not obligated to do so, and any market making with respect to the notes or the exchange notes may be discontinued without notice.

Risk Factors	You should consider carefully all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors described under "Risk Factors."

SUMMARY HISTORICAL
CONSOLIDATED FINANCIAL AND OTHER DATA

        The following tables set forth our summary consolidated financial data for the periods indicated below. The summary consolidated statements of operations data for each of the three years in the period ended December 31, 2009 and the summary consolidated balance sheet data as of December 31, 2009, are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus.

        The summary consolidated balance sheet data as of June 30, 2010 and consolidated statements of operations data for the six months ended June 30, 2010 and 2009 are derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. In the opinion of management we have prepared our unaudited condensed consolidated financial statements on the same basis as our annual consolidated financial statements and have included all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. The summary consolidated historical financial information for the six months ended June 30, 2010 is not necessarily indicative of the results that may be obtained for the remainder of 2010.

        We believe the following items, which are more fully described under "Management's Discussion and Analysis of Financial Condition and Results of Operations," significantly affect the comparability of our financial results between periods in the tables below.

  •
  Our acquisition of World Air Holdings, the parent of World and North American, on August 14, 2007. The results of operations and financial position of World Air Holdings have been included in our consolidated financial statements since such date.

  •
  The bankruptcy filing of ATA and ATA's cessation of business operations in April 2008. As of April 3, 2008, we ceased consolidating the results of operations and financial position of ATA in our consolidated financial statements.

        The information presented below should be read in conjunction with "Use of Proceeds," "Capitalization," "Selected Historical Financial Data," "Management's Discussion and Analysis of

Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	For the Six Months Ended June 30,		For the Year Ended December 31,
(Dollars in thousands)	2010	2009	2009	2008(1)	2007(1)
Statement of operations data:
Total operating revenues	$590,543	$515,295	$1,042,585	$1,447,930	$1,154,610
Operating expenses:
Aircraft fuel	153,080	102,456	225,309	490,714	383,523
Aircraft rentals	78,409	82,427	164,260	159,666	139,071
Maintenance, materials and repairs	66,719	67,865	135,754	140,364	108,404
Flight operations	52,764	51,764	102,599	123,150	118,682
Aircraft and traffic servicing	46,164	45,828	89,538	114,532	111,006
Passenger services	39,242	38,222	78,351	91,571	82,873
Crew positioning	29,144	27,016	55,423	77,382	53,523
Selling and marketing	30,769	26,344	52,401	70,057	68,707
Depreciation and amortization	37,693	36,341	71,092	64,978	43,814
General and administrative	27,497	24,659	44,145	120,245	88,496
Asset impairment and aircraft retirements(2)(3)(4)	—	685	5,716	124,520	7,161
Other expenses	4,732	3,119	6,895	6,811	4,543

Total operating expenses	566,213	506,726	1,031,483	1,583,990	1,209,803

Operating income (loss)	24,330	8,569	11,102	(136,060)	(55,193)
Other income (expense):
Interest expense, net	(21,945)	(25,301)	(53,936)	(51,736)	(27,238)
Gain (loss) on investment	(1,306)	41,500	58,122	—	—
Gain (loss) on debt extinguishment	(1,239)	85,305	85,305	—	—
Gain on write-down of warrants	—	—	—	6,286	—
Other, net	610	638	(2,470)	(336)	(231)

Net income (loss)	183	80,462	141,959	(187,537)	(69,666)
Preferred stock dividends(5)	—	(9,483)	(9,483)	(29,802)	(10,194)

Income (loss) available to common stockholders	$183	$70,979	$132,476	$(217,339)	$(79,860)

Basic income (loss) available to common stockholders per share:
Weighted-average shares outstanding	25,906,300	12,440,000	19,019,000	1,252,100	1,110,200
Income (loss) available to common stockholders per share	$0.01	$5.71	$6.97	$(173.58)	$(71.93)
Diluted income (loss) available to common stockholders per share:
Weighted-average shares outstanding	26,163,800	41,208,300	32,685,800	1,252,100	1,110,200
Income (loss) available to common stockholders per share	$0.01	$1.95	$4.34	$(173.58)	$(71.93)
Other data:
Adjusted EBITDA(7)	$62,633	$44,957	$85,440	$53,102	$(4,449)

	As of June 30, 2010	As of December 31, 2009
Balance sheet data:
Cash and cash equivalents	$74,181	$73,077
Total assets	686,205	679,525
Net property and equipment	127,373	126,526
Long-term debt, less current maturities	206,969	211,128
Stockholders' equity	194,090	191,369

(1)
Includes the operating results of ATA for periods through April 2, 2008.

(2)
During the year ended December 31, 2009, we recorded $5.7 million in asset impairments and aircraft retirements due to the early retirement and redelivery of aircraft and engines.

During the six months ended June 30, 2009, we recorded $0.7 million, net of $1.0 million of insurance proceeds, of asset impairment and aircraft retirements for the retirement of a damaged DC-10 passenger aircraft leased by World.

(3)
During the year ended December 31, 2008, we recorded $124.5 million in asset impairment and aircraft retirements. Impairment charges of $91.2 million were recorded for ATA during the first half of 2008, which included the full impairment of its intangible assets related to its military contract and codeshare agreement with Southwest Airlines Co., aircraft leasehold improvements, airframe and engine overhauls, and the value of the aircraft and related debt for two aircraft leased under capital leases. As a result of ATA's bankruptcy filing, on April 3, 2008, we ceased consolidating the results of operations and financial position of ATA in our consolidated financial statements. As of that date, we adopted the cost method of accounting for ATA. We determined that our net investment in ATA under the cost method of $17.8 million as of April 3, 2008 was fully impaired as of April 3, 2008 and recorded an impairment charge of $17.8 million to asset impairments and aircraft retirements on our consolidated statement of operations.

In addition, during the year ended December 31, 2008, $15.5 million of impairment charges were recorded for goodwill and intangible impairment.

(4)
For the year ended December 31, 2007, we recorded $7.2 million in asset impairments and aircraft retirements for the return of certain aircraft and intangible asset impairment.

(5)
On April 6, 2009, our majority stockholder, the sole holder of the outstanding Series A Preferred Stock converted the Series A Preferred Stock and accumulated dividends thereon into common stock. The holder of our Series A Preferred Stock was entitled to cumulative dividends at an annual rate of 16.0% on the liquidation amount of the Series A Preferred Stock. The accumulated dividend at the time of conversion was $49.5 million. Preferred stock dividends were recorded for the years ended December 31, 2007, 2008 and 2009 and for the six months ended June 30, 2009. No common stock dividends were paid in any period presented.

(6)
Adjusted EBITDA is a financial measure we use in our business that is not calculated or presented in accordance with Generally Accepted Accounting Principles (GAAP). Adjusted EBITDA is defined by us as net income (loss) less interest expense, net of interest income, income tax expense (benefit), depreciation and amortization, (gain) loss on investment, gain on debt extinguishment, asset impairment and aircraft retirements, and gain on write-down of warrants. We believe Adjusted EBITDA provides useful supplemental information about our operating performance. However, it should not be considered as an alternative to net income (loss) or cash flows from operating activities as indicators of operating performance or liquidity. Adjusted EBITDA should not be viewed in isolation and does not purport to be an alternative to net income (loss) as an indicator of operating performance or cash flow from operating activities as a measure of liquidity. Adjusted EBITDA excludes some, but not all, items that affect net income (loss), and these measures may vary among companies. Therefore, Adjusted EBITDA as presented herein may not be comparable to similarly titled measures of other companies. The following is a reconciliation of net income (loss) to Adjusted EBITDA:

	For the Six Months Ended June 30,		For the Year Ended December 31,
(in thousands)	2010	2009	2009	2008	2007
Net income (loss)	$183	$80,462	$141,959	$(187,537)	$(69,666)
Interest expense, net of interest income	21,945	25,301	53,936	51,736	27,238
Income tax expense (benefit)	267	28,973	(43,836)	5,691	(12,996)
Depreciation and amortization	37,693	36,341	71,092	64,978	43,814
(Gain) loss on investment(a)	1,306	(41,500)	(58,122)	—	—
(Gain) loss on debt extinguishment(b)	1,239	(85,305)	(85,305)	—	—
Asset impairment and aircraft retirements(c)	—	685	5,716	124,520	7,161
Gain on write-down of warrants(d)	—	—	—	(6,286)	—

Adjusted EBITDA	$62,633	$44,957	$85,440	$53,102	$(4,449)

(a)
As a result of the bankruptcy filing of ATA, on April 3, 2008, we ceased consolidating the results of operations and financial position of ATA in our consolidated financial statements. As of that date, we adopted the cost method of accounting for ATA. During the year ended December 31, 2009, we recorded a gain on this investment of $58.1 million for $52.5 million of cash received from the ATA bankruptcy estate and $5.6 million due to the consolidation of the ATA bankruptcy estate trust. The trust has been consolidated due to our primary beneficial interest in the estate. During the six months ended June 30, 2010, a $1.3 million loss on investment was recorded predominately due to legal expenses associated with the bankruptcy estate's suit filed against FedEx. See "Business—Legal Proceedings." In addition, during the six months ended June 30, 2010, we purchased $8 million face value of our First Lien Notes in the open market. In connection with this repurchase, we recorded a $1.2 million loss on debt extinguishment for the write off of a pro-rata share of deferred loan costs and discounts on the First Lien Notes. During the six months ended June 30, 2009, we recorded a gain on our cost method investment in ATA of $41.5 million for cash received from the ATA bankruptcy estate, which was used to pay down our outstanding debt.

(b)
Represents net gain recorded as a result of a term loan being purchased at a discount in June 2009.

(c)
See notes 2, 3 and 4 above.

(d)
Represents a non-cash gain on the write-down of warrants reflecting a fair value adjustment applicable under liability accounting. See Note 10 to our audited consolidated financial statements and Note 5 to our unaudited interim consolidated financial statements included elsewhere in this prospectus.

        The following table sets forth supplemental operating statistics for World and North American and does not reflect ATA, which ceased operations as of April 3, 2008.

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2010	2009	2009	2008
Total block hours(1)	43,774	43,487	86,684	91,588
Total departures(2)	7,745	7,652	15,377	16,481
Weighted-average fuel price per gallon	$2.43	$1.66	$1.85	$3.37
Average aircraft in revenue service	26.3	31.2	29.6	28.4
Average aircraft utilization (block hours per day)	9.2	7.7	8.0	8.8

(1)
Consists of the following:

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2010	2009	2009	2008
Block Hours
Military passenger	24,452	25,811	50,630	48,065
Military cargo	4,653	3,301	5,198	5,200
Commercial cargo	11,222	10,796	22,514	24,955
Commercial passenger	2,959	3,080	7,277	9,551
Scheduled service	0	0	—	2,714
Non-revenue	488	499	1,065	1,103

Total block hours	43,774	43,487	86,684	91,588

(2)
Includes 10,610 and 11,356 non-ACMI departures for the years ended December 31, 2009 and 2008, respectively, and 5,506 and 5,336 non-ACMI departures for the six months ended June 30, 2010, and 2009, respectively.

RISK FACTORS

        You should carefully consider the risks described below before deciding to participate in the exchange offer described in this prospectus. The risks described below are not the only ones facing our company.

        Our business, financial condition and results of operations could be materially and adversely affected by any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

We are highly dependent on revenues from our participation in the AMC international program, which are derived from one-year contracts that the DOD is not obligated to renew. If our revenues from this business decline from current levels, whether due to decreased demand, termination, non-renewal, modification or otherwise, it could have a material adverse effect on our business, financial condition and results of operations.

        For the six months ended June 30, 2010 and the years ended December 31, 2009, 2008 and 2007, our revenues from our participation in the AMC international program represented approximately 86%, 82%, 79% and 75% of our total revenues, respectively, excluding ATA. Our revenues and net income from the AMC are derived from one-year contracts that DOD is not obligated to renew. Our current contract runs from October 1, 2009 through September 30, 2010. Any future military contracts awarded to us may be on less favorable terms.

        In addition, the volume of AMC business available to us is sensitive to changes in national and international political priorities, troop deployments and the U.S. federal budget. We currently anticipate a decrease in troop deployments from 2009-2010 levels starting in 2011 and continuing into 2013, which can be expected to result in reduced military flying. It is possible that troop deployments could decline more significantly than anticipated as political or military priorities change.

        Like all government contracts, our current contract with the military is conditioned upon the continuing availability of funds through legislative appropriations. DOD may cancel the contract if appropriations become unavailable.

        Our military contracts contain various operational performance requirements. These include on-time performance, availability of aircraft and crews to meet committed missions and successful completion of inspections. Failure to meet these requirements can result in a reduction in the number of our AMC missions, as well as a 2% penalty on revenue of missions awarded until the performance deficiency is remedied. For example, during 2006, World experienced a decline in AMC missions as a result of its failure to meet certain on-time criteria of the AMC. The performance issues were rectified but nevertheless resulted in World being awarded fewer flights than it otherwise would have been entitled. On-time performance expectations under the 2011 contract were increased, and although we expect to be granted a transition period to adjust to such increases, our failure to meet such increased expectations could have a material adverse effect on our business, financial condition and results of operations.

        Because our contracts for the AMC international program are one-year contracts that the DOD is not obligated to renew, the DOD could change the structure and compensation of the AMC international program in future contracts. For example, in the preliminary international program solicitation for the 2011 contract year, the calculated effective non-fuel rate proposed for AMC missions is lower than in fiscal year 2010. The AMC is expected to publish the final fee rates for the 2011 contract year in November 2010, following review and discussion with participating air carriers. Any such changes could have a material adverse effect on our business, financial condition and results of operations.

        DOD can typically terminate or modify its contracts with us for convenience or for default by us or our teaming partners. If DOD terminates our contract for convenience, our ability to recover any incurred costs is subject to the AMC having appropriated sufficient funds to cover the termination settlement costs. The costs of terminating for convenience may exceed the costs appropriated by the AMC in the applicable year, and the AMC may not have access to Congressionally-appropriated additional funding under such circumstances. Moreover, DOD could terminate due to a failure to perform by us or, in limited circumstances, a failure to perform by our teaming partners. A termination arising from default may expose us to liability and have a material adverse effect on our ability to compete for future contracts. If DOD terminates our contract for default due to the performance, or lack thereof, of one of our teaming partners, we are generally cross-indemnified by the defaulting teaming partner subject to limitations of liability set forth in our teaming agreement. If the AMC were to terminate its business with us or if our AMC business otherwise declines significantly, it would have a material adverse effect on our business, financial condition and results of operations.

Unpredictability and variability in military demand for our services could make it difficult to optimize the use and maintenance schedule of our aircraft fleet, which could adversely affect our business, financial condition and results of operations.

        Predicting the precise timing of the military's demand for our services can be difficult, particularly in light of the confidential nature of troop deployment schedules. Our inability to precisely forecast demand for our aircraft can hinder our ability to optimize the use and maintenance schedule of our fleet. For example, in circumstances where we have planned for significant demand from the military that does not materialize, we may be unsuccessful in reallocating our aircraft for use by commercial cargo or passenger services customers. The failure to reallocate our aircraft to commercial use and the resulting reduction in their utilization could have an adverse effect on our business, financial condition and results of operations. Similarly, in circumstances where we have committed aircraft to commercial contracts, we may not have aircraft for military missions.

Our revenues from our AMC business are sensitive to teaming arrangements both with respect to our team and competing teams. If one of our team members reduces its commitments or withdraws from the team, or if carriers on other teams commit additional aircraft to this program, our share of AMC flying may decline. Any of these changes could have a material adverse effect on our business, financial condition and results of operations.

        Each year, the AMC grants a certain portion of its business to different air carriers based on a point system. The number of points that an air carrier can accrue is determined by the number and type of aircraft pledged to the CRAF. Our operating subsidiaries along with the other air carriers in our team currently participate in the CRAF program and generate entitlement points for AMC business. Points from team members that do not fly AMC missions are used to increase the flights awarded to other team members that do fly AMC missions, such as World and North American, in return for a commission on the revenue derived from those points.

        Continued participation by World and North American on the Alliance team is subject to significant risks. The formation of competing teaming arrangements, an increase by carriers from other teams in their commitment of aircraft to the CRAF program and the withdrawal of, or failure to renew a future teaming agreement with, any of the Alliance team's current partners could materially and adversely affect the amount of our AMC business. There has been and continues to be significant consolidation in the air carrier industry. As a result of consolidation, we expect some air carriers may choose to join other teams. As a result of these changes, we currently anticipate that the Alliance team's total share of entitlement points under the AMC international program will decrease for government fiscal year 2011. In addition, if any Alliance team member were to cease or restructure its operations or dispose of aircraft previously pledged to the CRAF program, the number of aircraft pledged to the CRAF program by the Alliance team could be reduced. Any of these developments could reduce the number of points allocated to the Alliance team and the Alliance team's allocation of AMC business to us would likely decrease. If the military substantially reduces the amount of business it awards the Alliance team or if the Alliance team reduces the military missions it awards to us, we may not be able to replace the lost business and our business, financial condition and results of operations could be materially and adversely affected.

The costs we incur on our military missions may be greater than the amounts for which we are reimbursed by the AMC, which would reduce our profitability.

        Under our contract with DOD, we are paid on a cost-plus basis in which we receive a fixed rate per mission based on the route and aircraft type. The fixed rate is calculated using the average costs of all participating air carriers, weighted by flights flown in the AMC international program. The AMC sets the fixed rate for each fiscal year using cost data for a 12-month period ending 15 months prior to the start of such fiscal year as adjusted following consultation with the air carrier, multiplied by a weighted composite price index to account for cost increases in the industry. As a result, the actual operating costs of our military business may exceed the fixed rate, although those higher actual operating costs will provide the basis for the fixed rate used for missions flown in the following contract year. Should we incur unexpected costs for reasons outside our control, such as the additional costs we incurred to fly around the volcanic ash recently affecting flights over Europe, we are entitled to seek reimbursement from the DOD. Reimbursement is granted based on a reasonableness test. No assurance can be given, however, that any particular future increased costs would be adequately reimbursed, if at all. Insofar as the actual operating costs of our military business exceed the fixed rate paid by the AMC and such shortfall is not reimbursed, our profitability would be reduced.

If the DOD activates our aircraft pledged to the CRAF, the activated aircraft would not be available for other commercial use.

        All of our aircraft are pledged to the CRAF and are therefore available for activation and use by the U.S. government in times of need. If the DOD activates our aircraft under the CRAF, we could not use them to serve commercial customers while they are used by the U.S. government pursuant to an activation. We cannot predict whether revenues from the DOD during the activation of our aircraft under the CRAF would be less than or more than would otherwise be generated by commercial customers. While our agreements with our commercial customers generally allow cancellation without penalty in the event of CRAF activation, activation could disrupt our operations, customer relationships and our competitive position as compared to charter operators with aircraft not pledged to the CRAF.

Our business could be adversely affected by an adverse audit by the U.S. government.

        DOD contracts are routinely subject to audit by government agencies. Such an audit involves a review of our performance under our contracts, cost structure and compliance with applicable laws and regulations. It may also involve a review of the adequacy of, and our compliance with, our internal control systems and policies, including our management, purchasing, property, estimating, compensation, accounting and information systems. If an audit or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties and administrative sanctions, including termination of our government contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the Government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us.

While our revenues may vary significantly over time, a substantial portion of our operating expenses are fixed. These fixed costs may limit our ability to quickly change our cost structure to respond to any declines in our revenues, which could reduce our profitability.

        To maintain our level of operations, a substantial portion of our costs, such as aircraft lease payments, crew, maintenance and facility costs, are fixed. Operating revenues from our business are directly affected by our ability to maintain high utilization of our aircraft at favorable rates. The utilization of our aircraft and our ability to obtain favorable rates are affected by many factors, including military requirements, global demand for passenger and cargo air transport services, global economic conditions, fuel costs and the deployment by our current and potential customers of their own aircraft, among others, which may cause our revenues to vary significantly over time. We are particularly vulnerable to reductions in demand due to our relatively high fixed-cost structure, which is difficult to adjust to match shifting volume levels. Accordingly, if our revenues for a particular period fall below expectations, we may be unable to proportionately reduce our operating expenses for that period.

We depend on a limited number of significant customers for our commercial cargo business, and the loss of one or more of these customers could materially and adversely affect our business, financial condition and results of operations.

        We depend on a limited number of significant customers for our commercial cargo business, most of which is conducted pursuant to contracts that are set to expire in the next two years. There is a risk that our customers may not renew their ACMI contracts with us on favorable terms or at all. Entering into ACMI contracts with new customers may require a long sales cycle. Because we generally lease our aircraft pursuant to non-cancelable operating leases, we could be forced to maintain aircraft in our fleet while they produce little or no revenue. In addition, certain of our principal competitors have ordered Boeing 747-8 freighters and Boeing 777 freighters, which could increase competition for long-haul large payload ACMI customers. As a result, if our ACMI contracts are not renewed or can only be renewed on less favorable terms, and if we are not able to obtain other business in a timely manner or at all, our business, financial condition and results of operations could be materially and adversely affected.

We depend on certain levels of worldwide economic activity to operate successfully. A significant reduction in demand for air cargo transport could materially and adversely affect our business, financial condition and results of operations.

        Our success is highly dependent upon the level of business activity and overall global economic conditions. The recent economic downturn has decreased and may continue to decrease the volume of world trade and materially and adversely affect demand for the services offered by our ACMI customers, such as a significant reduction in the production of time-sensitive inventories, perishables and packages that have historically been transported via air freight. We cannot predict the effect or duration of any economic slowdown or the timing or strength of a subsequent economic recovery. We are particularly vulnerable to reductions in demand due to our relatively high fixed-cost structure, which is difficult to adjust to match shifting volume levels.

If we are unable to continue to lease aircraft at acceptable rates and terms in the future, or if we are unable to acquire compatible engines or spare parts, on terms favorable to us or at all, our business, financial condition and results of operations could be adversely affected.

        All of our aircraft are leased. Our operating leases typically run from three to ten years from the date of delivery. We may face more competition for, or a limited supply of, leased aircraft, making it difficult for us to negotiate competitive terms upon expiration of our current operating leases or to lease additional capacity required for our targeted level of operations. If we are forced to pay higher lease rates in the future to maintain our fleet, our profitability would be adversely affected. Also, if available aircraft, whether by purchase or lease, are not compatible with the rest of our fleet in terms of takeoff weight, avionics, engine type or other factors, we would incur potentially significant costs of fleet induction and modification, and reduced efficiency of our operations. Any increase in demand could also impair our ability to obtain additional engines and spare parts on favorable terms or at all at the time needed for our operations or for the implementation of our growth plan.

We are highly dependent upon our operating cash flows due to our lack of an established line of credit or borrowing facility, and, we may be unable to maintain sufficient liquidity to provide for our operating needs.

        We have no lines of credit or current access to a borrowing facility. We are therefore dependent upon our operating cash flows and cash balances to fund our operations and to make scheduled payments on our debt and other fixed obligations. Many air carriers, including ATA, have defaulted on debt securities and bank loans in recent years and have had their equity extinguished in bankruptcy reorganizations. This history has led to limited access to the capital markets by companies in our industry. We cannot assure you that any additional financing will be available on terms that are acceptable to us, if at all.

Our substantial operating lease obligations could adversely affect our financial condition and results of operations.

        We have a significant amount of fixed obligations under operating leases related to our aircraft, airport terminal space, other airport facilities and office space. As of August 15, 2010, future minimum lease payments under non-cancelable operating leases with initial or remaining terms in excess of one year were approximately $603 million, and we may incur significantly more fixed obligations if we take delivery of additional aircraft and other equipment. For example, see "Prospectus Summary—Our Combined Aircraft Fleet," for recent expansions of our fleet. Our level of fixed obligations has important consequences for our business. For example, it could:

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  make it difficult for us to satisfy our debt obligations;

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  increase our vulnerability to general adverse economic and industry conditions;

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  limit our flexibility in planning for, or reacting to, changes in our businesses and the industry and markets in which we operate and compete;

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  affect our ability to obtain additional financing, particularly since substantially all of our assets are subject to security interests relating to existing indebtedness; and

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  place us at a competitive disadvantage to our competitors that have fewer fixed obligations.

        If we are unable to make payments on our operating lease obligations, we could be forced to renegotiate those obligations or obtain additional equity or debt financing. We cannot assure you that any renegotiation efforts would be successful or timely, or that we would be able to renegotiate our obligations on terms acceptable to us, if at all.

The terms of our indebtedness contain and may in the future contain various covenants that limit our financial and operating flexibility and in some cases require us to meet certain financial ratios and maintenance tests. The failure to comply with such ratios, tests and covenants could have a material adverse effect on our business, financial condition and results of operations.

        The terms of our indebtedness contain restrictive covenants that impose significant operating and financial restrictions on us, including those that restrict our ability to:

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  incur additional indebtedness, including indebtedness secured by any lien;

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  create liens on assets, including leasehold interests;

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  sell or otherwise dispose of assets;

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  serve as guarantors of additional obligations;

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  change lines of business;

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  pay dividends and distributions or repurchase common stock;

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  make investments, loans or advances;

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  engage in certain transactions with affiliates, including certain payments to MatlinPatterson Global Advisers LLC and its affiliates;

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  enter into sale and leaseback transactions;

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  permit our consolidated cash flow, less capital expenditures, to fall below (i) $45 million for the period from September 30, 2009 through June 30, 2010 and (ii) $50 million thereafter, in each case, calculated quarterly on a trailing l2-month basis;

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  engage in a merger, consolidation or sale or transfer of substantially all of our assets; and

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  fail to hold any permit or authorization required to conduct business.

        In addition, on June 30 and December 31 of each year, we are required to offer to purchase up to $10.0 million aggregate principal amount of the First Lien Notes at a purchase price in cash equal to 100% of the principal amount, plus accrued and unpaid interest thereon. The terms of our indebtedness also require mandatory prepayments regardless of whether there is excess cash flow. Any failure to comply with the restrictions in any agreement governing our indebtedness may result in an event of default under those agreements. Such default may allow our creditors to accelerate our obligations under such indebtedness and such acceleration may trigger cross-acceleration or cross-default provisions in other debt or leases. Our assets and cash flow may not be sufficient to fully repay amounts outstanding under our debt instruments, either upon maturity or, if accelerated, upon an event of default.

Substantially all of our assets are pledged as collateral to secure our indebtedness, which may adversely affect our financial flexibility including our ability to obtain other loans or working capital lines of credit.

        Our First Lien Notes are secured by liens on substantially all our assets, other than mobile equipment and rights under aircraft leases and other excluded assets. Accordingly, if an event of default were to occur under the First Lien Notes, the holders of the First Lien Notes, would have a priority right to our assets, to the exclusion of our general creditors. In that event, our assets would first be used to repay in full all indebtedness and other obligations secured by the First Lien Notes resulting in all or a portion of our assets being unavailable to satisfy the claims of our subordinated or unsecured creditors. Additionally, the holders of the secured debt would have a prior claim on such assets in the event of our bankruptcy, insolvency, liquidation or reorganization, and we may not have sufficient funds to pay all of our creditors. In any such event, holders of our equity securities would not be entitled to receive any of our assets or the proceeds therefrom. In addition, the pledge of these assets and other restrictions limit our ability to incur additional secured or unsecured indebtedness, to enter into a line of credit to support our working capital needs, or to sell or dispose of assets to raise capital, which could have an adverse effect on our financial flexibility.

Fuel price volatility could adversely affect our business, financial condition and results of operations.

        The price of aircraft fuel is unpredictable and has been increasingly volatile over the past few years. While our military and ACMI contracts require our customers to pay for or reimburse us for aviation fuel, if fuel costs increase significantly, our customers may reduce the volume and frequency of cargo shipments or find less costly alternatives for cargo delivery, such as land and sea carriers. If our customers reduce their use of air freight, our business, financial condition and results of operations could be materially and adversely affected.

        In addition, as a result of the timing of reimbursement under contracts providing for our customers to reimburse us for fuel costs, our working capital position may be adversely affected by significant increases in fuel costs, which could affect our liquidity.

Volatility in international currency markets may adversely affect demand for our commercial cargo and passenger services.

        Although we price our services and receive our payments in U.S. dollars, many of our customers' revenues are denominated in other currencies. Any significant devaluation in such currencies relative to the U.S. dollar could have a material adverse effect on such customers' ability to pay us or on their level of demand for our services, which could have a material adverse effect on our business, financial condition and results of operations. If there is a significant decline in the value of the U.S. dollar against other currencies, the demand for some of the products we transport could decline. Such a decline could reduce demand for our services and thereby have a material adverse effect on our business, financial condition and results of operations.

We may be subject to claims that were not released or discharged in either ATA's or our predecessor's bankruptcy proceedings.

        On April 2, 2008, ATA filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Indiana. The Chapter 11 Plan was approved and confirmed on March 26, 2009 with an effective date of March 31, 2009.

        The terms of ATA's Chapter 11 Plan provided that creditors of ATA that voted in favor of the Plan or accepted a distribution under the Plan were conclusively presumed to have released us from all claims that such creditors had against us relating to ATA based on events occurring on or before March 31, 2009, other than claims arising under our guaranties of ATA's obligations. This provision of the Plan did not apply to the United States or its agencies, nor to claims that ATA's secured lenders may have had against us under ATA's term loan agreement and related loan documents or otherwise.

        ATA also granted us a release of all claims that such creditors had against us based on events occurring on or before March 31, 2009, including derivative claims that might have been asserted on ATA's behalf. This release excluded certain claims arising under specified provisions of the U.S. Bankruptcy Code or comparable provisions of non-bankruptcy law, referred to as "Affiliate Avoidance Actions." The Affiliate Avoidance Actions were contributed to a trust for the benefit of ATA's secured lenders. We cannot provide any assurance that any such claims will not be brought against us by parties not subject to this release. However, as of this date, no such Affiliate Avoidance Actions have been brought, and we believe that defenses to any such actions would exist.

        As the guarantor of ATA's performance with respect to certain of its contractual lease obligations, we have been subject to claims made by lessors of ATA's aircraft leases, all but one of which have been settled. On February 9, 2009, Wilmington Trust Company, in its capacity as the trustee lessor to a 15-year lease agreement entered into by ATA on February 28, 2006, brought an action in the New York Supreme Court Commercial Division to enforce the guaranty provided by us guaranteeing the performance of ATA under that lease. The plaintiff is seeking (a) approximately $333,000 plus interest on the lease; (b) the greater of (i) $35 million and (ii) the current market value of the aircraft and (c) attorneys' fees and costs. The outcome of the litigation cannot be predicted and is dependent upon many factors beyond our control. See "Business—Legal Proceedings."

        In addition, our predecessor, ATA Holdings Corp., emerged from a Chapter 11 bankruptcy reorganization on February 28, 2006. Substantially all of the material claims against us that arose prior to the date of our predecessor's bankruptcy filing were addressed during those Chapter 11 proceedings or were resolved in connection with the related Plan and Confirmation Order adopted by the U.S. Bankruptcy Court. In addition, the U.S. Bankruptcy Code provides that the confirmation of a plan of reorganization discharges a debtor from substantially all debts arising prior to confirmation. Circumstances in which claims and other obligations that arose prior to the bankruptcy filing were not discharged primarily relate to certain actions by governmental units under police power authority, instances where we agreed to preserve a claimant's claims, as well as, potentially, instances where a claimant had inadequate notice of the bankruptcy filing. In addition, claims against non-debtor subsidiaries, including foreign subsidiaries, are generally not subject to discharge under the U.S. Bankruptcy Code. To the extent that any pre-filing liability remains, the ultimate resolution of such claims and other obligations may have a material adverse effect on our business, financial condition and results of operations.

Some of our aircraft are periodically deployed in potentially dangerous situations, which may result in damage to our aircraft or cargo or harm to our employees.

        Some of our aircraft are deployed in potentially dangerous locations and carry hazardous cargo incidental to the services we provide in support of U.S. military activities, particularly in shipments to the Middle East. Some areas through which our flight routes pass are subject to geopolitical instability, which increases the risk of a loss of, or damage to, our aircraft or its cargo, or death or injury to our personnel. While we maintain insurance to cover the loss or damage to our aircraft or cargo and injury to our employees, we do not have insurance against the loss arising from business interruption. It is difficult to replace lost or substantially damaged aircraft due to the high capital requirements and long delivery lead times for new aircraft or to locate appropriate in-service aircraft for lease or sale. Any loss or damage to our aircraft or cargo or injury to our employees could have a material adverse impact on our business, financial condition and results of operations.

Governments may restrict or revoke our authority to operate flights to or over countries.

        We have authority to operate flights anywhere in the world that U.S. carriers are permitted to operate. However, either the U.S. or foreign governments could limit or restrict our authority to operate flights to or over specified countries due to security concerns, armed conflict, international disputes, or for other reasons. For example, certain foreign governments currently restrict the number of charter flights that can be operated to these countries. In light of such restrictions, we may not be able to serve customers seeking charter services to or that would require flying over such countries, and our business, financial condition and results of operations could be adversely affected.

Our insurance coverage may become more expensive and difficult to obtain and may not be adequate to insure against all risks.

        Aviation insurance premiums historically have fluctuated based on factors that include the loss history of the industry in general, and the insured carrier in particular. Future terrorist attacks, accidents and other adverse events involving aircraft could result in increases in insurance costs and could affect the price and availability of such coverage. We have, as have most other U.S. air carriers, purchased our war-risk coverage through a special program administered by the U.S. federal government through the Federal Aviation Administration (FAA). The FAA is currently providing war-risk hull and cargo loss, crew and third-party liability insurance through December 31, 2010. If the federal war-risk coverage program terminates or provides significantly less coverage in the future, we could face a material increase in the cost of war-risk insurance and may have difficulty in obtaining sufficient coverage.

        There can be no assurance that we will be able to maintain our existing coverage on terms favorable to us, that the premiums for such coverage will not increase substantially or that we will not bear substantial losses and lost revenue from accidents or other adverse events. Substantial claims resulting from an accident in excess of related insurance coverage or a significant increase in our current insurance expense could have a material adverse effect on our business, financial condition and results of operations. Additionally, while we carry insurance against the risks inherent to our operations, which we believe is consistent with the insurance arrangements of other air carriers, we cannot provide assurance that we are adequately insured against all risks. If our liability exceeds the amounts of our insurance coverage, we would be required to pay the excess amount, which could be material to our business, financial condition and results of operations.

Union disputes, employee strikes and other labor-related disruptions may materially and adversely affect our business, financial condition and results of operations.

        Relations between air carriers and labor unions in the United States are governed by the Railway Labor Act. Under this Act, collective bargaining agreements generally contain "amendable dates" rather than expiration dates. The Railway Labor Act requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a lengthy, multi-stage series of bargaining processes overseen by the National Mediation Board. This process continues until either the parties have reached agreement on a new collective bargaining agreement or the National Mediation Board releases the parties to "self-help." After release by the Board, carriers and unions are free to engage in self-help measures, such as strikes and lock-outs.

        Our employees are organized into five labor groups: World's pilots and flight attendants and North American's flight attendants are represented by the International Brotherhood of Teamsters; North American's pilots are represented by the Air Line Pilots Association; World's aircraft dispatchers are represented by the Transport Workers Union. The collective bargaining agreement covering World's flight attendants was ratified in October 2007 and does not become amendable until September 2012. World's collective bargaining agreement with its cockpit crew is currently in negotiations. The collective bargaining agreement covering World's aircraft dispatchers will become amendable in December 2013. The collective bargaining agreement covering North American's flight attendants is also currently in negotiations. The collective bargaining agreement covering North American's cockpit crew was ratified in May 2008 and does not become amendable until November 2012.

        We are subject to risks of work interruption or stoppage and we may incur additional expenses associated with the union representation of our employees. We cannot assure you that disputes, including disputes with any unions representing of our employees, will not arise in the future or will result in an agreement on terms satisfactory to us. Such disputes and the inherent costs associated with their resolution could have a material adverse effect on our business, financial condition and results of operations.

        There is also a risk that disgruntled employees, either with or without union involvement, could engage in illegal slowdowns, work stoppages, partial work stoppages, sick-outs or other action short of a full strike that could, individually or collectively, materially and adversely affect our operations and impair our financial performance. For example, in January 2006 there was a nine-day strike conducted by World's pilots.

We may be liable for a share of any underfunding of the multiemployer defined pension plan in which some employees participate.

        The flight attendants employed by World participate in a multiemployer defined benefit pension plan affiliated with the International Brotherhood of Teamsters. The plan's actuary has certified that the plan is in critical status, determined in accordance with current pension plan funding rules. This means that the multiemployer plan has funding or liquidity problems, or both. As a result, our obligations to the multiemployer plan have increased and may be subject to further increases in the future. In addition, in the event of our partial or complete withdrawal from this multiemployer plan at a time when it is underfunded, we would be liable for a proportionate share of such plan's unfunded vested benefits. In the event that any other contributing employer withdraws from the multiemployer plan at a time when it is underfunded, and such employer (or any member in its controlled group) cannot satisfy its obligations under the plan at the time of withdrawal, then we, along with the other remaining contributing employers, would be liable for our proportionate share of such plan's unfunded vested benefits. Although the Company has no intention of voluntarily withdrawing from the multiemployer plan, if we were to do so, the plan's actuaries have estimated our current share of withdrawal liability at approximately $15.5 million, subject to certain actuarial assumptions, including an interest rate of 6.75% and the 1983 GAM Mortality Table. Assessment of withdrawal liability could materially and adversely affect our business, financial condition and results of operations.

Our maintenance costs will increase as our fleet ages.

        Our aircraft were manufactured between 1980 and 2001. In general, the cost to maintain aircraft increases as they age and exceeds the cost to maintain new aircraft. Regulations of the FAA require additional maintenance inspections for older aircraft. We also need to comply with other programs that require enhanced inspections of aircraft, including airworthiness directives, which typically increase as an aircraft ages and vary by aircraft or engine type depending on the individual characteristics of each aircraft or engine. It is possible that additional airworthiness directives applicable to the type of aircraft or engines in our fleet could be issued in the future and that the cost of complying with such airworthiness directives could be substantial.

        Our business would be materially and adversely affected if a mechanical problem with any of our aircraft were discovered that caused such aircraft to be grounded while the problem is corrected, assuming it could be corrected at all. The FAA could also suspend or restrict the use of certain of our aircraft in the event of any actual or perceived mechanical problems, whether involving our aircraft or that of another U.S. or foreign airline, while it conducted its own investigation.

Our reputation, business, financial condition and results of operations could be materially and adversely affected in the event of an accident or other incident involving any of our aircraft or the same types of aircraft we operate.

        An accident or incident involving one of our aircraft could involve repair or replacement of a damaged aircraft, its consequential temporary or permanent loss from service and significant potential claims against us for injured passengers and others. Substantial claims resulting from an accident in excess of our insurance coverage would materially and adversely affect our business, financial condition and results of operations. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that we are less safe or reliable than other air carriers, which could materially and adversely affect our business, financial condition and results of operations. Because our operating air carriers are comparatively small, an accident would be likely to materially and adversely affect us to a greater degree than it would a larger, more established air carrier. For example, as a result of a hard landing on May 6, 2009, one of our DC-10 aircraft was declared a total loss by our insurance carrier and was returned to the lessor. Such accidents may materially and adversely affect our reputation, business, financial condition and results of operations.

Due to our limited fleet size, if any of our aircraft becomes unavailable, we may suffer greater damage to our service, reputation and profitability than airlines with larger fleets.

        As of June 30, 2010, we have a fleet of 30 leased aircraft. Given the limited number of aircraft we operate, if an aircraft becomes unavailable due to unscheduled maintenance, repairs or other reasons, we could suffer greater adverse financial and reputational effects than larger air carriers if our flights are delayed or cancelled due to the absence of replacement aircraft. For example, our fleet includes only two B747-400s, which are in high demand in both our military and commercial cargo lines of business. If we are unable to operate those aircraft for a prolonged period of time for reasons outside our control, such as a catastrophic event or a terrorist act, our business, financial condition and results of operations could be disproportionately materially and adversely affected.

If we develop problems with any of our third-party service providers, our operations could be materially and adversely affected, resulting in a decline in revenue, increase in expenses or negative public perception about our services.

        We rely upon others to provide essential services on behalf of our operations. This reliance upon others may result in our relative inability to control the efficiency and timeliness of contract services. We have entered into outsourcing agreements with contractors to provide various services required for our operations, including aircraft maintenance, ground facilities operations and baggage handling. In addition to these existing agreements, it is likely that we will enter into similar agreements in any new regions we decide to serve. Any material problems with the efficiency and timelines of contract services under new or existing service agreements with third parties could have a material adverse affect on our business, financial condition and results of operations.

We could be adversely affected by a failure or disruption of our computer, communications or other technology systems.

        We are heavily and increasingly dependent, particularly at our operations centers, on technology to operate our business. The computer and communications systems on which we rely could be disrupted due to various events, some of which are beyond our control, including natural disasters, power failures, terrorist attacks, equipment failures, software failures and computer viruses and hackers. We have taken certain steps to help reduce the risk of some of these potential disruptions. There can be no assurance, however, that the measures we have taken are adequate to prevent or remedy disruptions or failures of these systems. Any substantial or repeated failure of these systems could adversely affect our operations, result in the loss of important data, loss of revenues, and increased costs, and generally harm our business. Moreover, a failure of certain of our vital systems could limit our ability to operate our flights for an extended period of time, which would have a material adverse effect on our business, financial condition and results of operations.

Our ability to use our substantial net operating losses for federal income tax purposes could be substantially limited if we experience an ownership change as defined in the Internal Revenue Code.

        We have substantial net operating losses (NOLs) and other tax attributes for U.S. federal income tax purposes in prior years that we may carry forward (currently, generally up to 20 years), subject to certain limitations, to offset and reduce our current and future U.S. federal taxable income and U.S. federal income tax liabilities. As of June 30, 2010, we have U.S. federal NOL carryforwards totaling approximately $253.5 million, of which approximately $3.9 million are subject to annual utilization limitations pursuant to the Internal Revenue Code, or IRC, Section 382. If not utilized, our NOL carryforwards will begin to expire in 2028.

        IRC Section 382 contains rules that limit the ability of a company that undergoes an ownership change, which is generally any change in ownership of more than 50% of its stock over a three-year period, to use its NOL carryforwards and certain built-in losses recognized in years after the ownership change. These rules generally operate by focusing on ownership changes among stockholders owning directly or indirectly 5% or more of the stock of a company and any change in ownership arising from a new issuance of stock by the company. Although we believe our initial public offering, if completed, will not result in an ownership change, we could experience an ownership change for purposes of IRC Section 382 as a result of future transactions involving our common stock, including purchases or sales of stock by 5%, or greater, stockholders. An ownership change that is the result of a future transaction with respect to our stock likewise would limit our ability to use our NOL carryforwards and to recognize certain built-in losses after the date such ownership change were to occur. Generally, if an ownership change occurs, the yearly taxable income limitation on the use of NOL carryforwards and certain built-in losses after such change equals the applicable long-term tax exempt rate (currently roughly 4%) times the value of our stock immediately before the ownership change. Depending on the resulting limitation, a substantial portion of our NOL carryforwards and other tax attributes could expire before we would be able to use them. Our inability to use our NOL carryforwards or certain built-in losses to offset taxable income generated in the future could have an adverse effect on our financial condition and results of operations.

Our assets as of June 30, 2010 include a deferred tax asset, the full value of which we may not be able to realize.

        We recognize deferred tax assets and liabilities based on differences between the financial statement carrying amounts and the tax bases of assets and liabilities. As of June 30, 2010, our deferred tax assets (most of which were netted against our deferred tax liabilities on our consolidated balance sheet) were approximately $115.5 million, an increase from a balance of approximately $79.2 million at June 30, 2009. Our deferred tax assets are comprised primarily of the expected tax savings from the utilization of our

NOL carryforwards. We regularly review our deferred tax assets for recoverability based on our history of earnings, expectations for future earnings and expected timing of reversals of temporary differences. Realization of deferred tax assets ultimately depends on the existence of sufficient taxable income, including taxable income in prior carryback years, as well as future taxable income. Although we believe our initial public offering, if completed, will not result in an ownership change, an ownership change under IRC Section 382 that occurs in the future could affect our ability to realize fully these deferred tax assets.

As a U.S. government contractor, we are subject to a number of procurement and other laws and regulations that affect how we conduct our business and subject us to certain costs.

        We must comply with and are affected by many laws and regulations governing the formation, administration and performance of U.S. government contracts. These laws and regulations, among other things:

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  require, in some cases, certification and disclosure to the government of all of our cost and pricing information in connection with contract negotiations;

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  impose acquisition regulations that define allowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. government contracts; and

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  restrict the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

        These laws and regulations impose terms or rights that are more favorable to the government than those typically available to commercial parties in negotiated transactions. They have affected how we have conducted our business with our customers, and we expect that they will continue to affect how we conduct our business with our customers in the future. In addition, in some instances, these laws and regulations have imposed added costs on our business, and we expect that such added costs will be applicable to us going forward. A violation of these laws and regulations by us could result in the imposition of fines and penalties, the termination of our U.S. government contracts or debarment from bidding on future contracts. In addition, the violation of certain other generally applicable laws and regulations could result in our suspension or termination as a government contractor.

        In addition, U.S. government contractors are generally subject to specific and unique cost accounting standards, or CAS, that may differ from generally accepted accounting principles, or GAAP, and that generally require more stringent disclosures and related certifications. The contract terms for the AMC international program currently include an exemption from CAS accounting for small businesses such as World and North American, but there can be no assurance that this exemption will continue to apply in the future. If we were to become subject to CAS accounting, we would incur significant costs in hiring third party consultants and implementing new management information systems to ensure compliance.

        Furthermore, we have bid, and may in the future submit bids, for U.S. government contracts that require our employees to maintain various levels of security clearances and require us or our teaming partners to maintain certain security clearances in compliance with the DOD and other government requirements. Obtaining and maintaining security clearances for employees involves a lengthy process, and it can be difficult to identify, recruit and retain employees who already hold security clearances. If our employees or the employees of our teaming partners are unable to obtain or retain security clearances, or if our employees or the employees of our teaming partners who hold security clearances stop working for us or our teaming partners, we may face delays in fulfilling contracts, or be unable to fulfill or secure new contracts, with any customer involved in work requiring government clearance. Any breach of security for which we are responsible could seriously harm our business, damage our reputation and make us ineligible to work on any programs requiring government clearance. Furthermore, security requirements may limit our ability to hire non-United States persons to work for us.

Government regulations impose requirements and restrictions on our operations that increase our operating costs.

        We are subject to extensive regulatory and legal requirements, both domestically and internationally, that involve significant compliance costs. In the last several years, the U.S. Congress has passed laws, and the FAA, the Department of Transportation (DOT) and the Transportation Security Administration (TSA) have issued regulations relating to the operation of air carriers that have required significant expenditures. Our business activities also fall within the jurisdiction of the DOD, U.S. Customs and Border Protection, the U.S. Treasury Department's Office of Foreign Assets Control and the Environmental Protection Agency (EPA). Local governments and authorities in certain regions have also adopted regulations governing various aspects of aircraft operations, including noise abatement procedures, curfews and use of airport facilities. These agencies have the authority to modify, amend, suspend or revoke the authority and licenses issued to us necessary to operate our business for failure to comply with law or regulations and may impose civil or criminal penalties for such violations. We expect to continue to incur increased expenses in connection with complying with government regulations, including continuing costs for new security measures. Additional laws, regulations, taxes and airport charges have been proposed from time to time that could significantly increase the cost of our operations. For example, the FAA is now in the process of evaluating materials resulting from the Advisory Rulemaking Committee process and drafting a notice of proposed rulemaking to modify existing flight and duty time rules. It is likely that the FAA will issue the notice of proposed rulemaking in 2010, to be followed by a new rule that lessens the permissible amount of flight and duty time or increases pilot rest requirements. We can give no assurance that these and other laws or regulations enacted in the future will not materially and adversely affect our business, financial condition and results of operations.

        In addition, the application of various sales, use, occupancy, value-added and other tax laws, rules and regulations to our services is subject to interpretation by the applicable taxing authorities. We cannot assure you that taxing authorities would not take positions that could materially and adversely affect our business, financial condition and results of operations.

        Furthermore, our operating authority in international regions is subject to aviation agreements between the United States and foreign governments and to considerations of comity and reciprocity between the United States and the concerned foreign government. We are subject to these bilateral agreements, which are in turn subject to renegotiation or termination, and comity and reciprocity are subject to review by the relevant governments. Any alteration or termination of such agreements, or restrictions on aircraft operations by governments based on considerations of comity and reciprocity, could diminish the value of route authorities or otherwise adversely affect our international operations.

Initiatives to address global climate change may adversely affect our business and increase our costs.

        Many existing aspects of aircraft operations are subject to stringent environmental regulations. Legislative or regulatory action to address concerns about climate change in general and the emission of greenhouse gases, in particular, could result in substantial additional costs for us. On June 26, 2009, the U.S. House of Representatives passed the American Clean Energy and Security Act of 2009. The Senate may consider the legislation in 2010. The proposed law would regulate greenhouse gas emissions through a cap and trade system. Fuel producers may be required to acquire allowances sufficient to cover the greenhouse gas content of the fuel they sell, the cost of which would be expected to be passed along to fuel consumers including air carriers. In September 2009, the EPA proposed regulations that would impose controls on greenhouse gas emissions. The proposed regulations would not directly control greenhouse gas emissions by air carriers. However, a number of states and environmental organizations have asked the

EPA to regulate greenhouse gas emissions from aircraft. In addition, the EU has adopted legislation to include aviation within the EU's existing greenhouse gas emission trading schemes effective in 2012. We cannot assure you that the costs of complying with potential new environmental laws or regulations will not have a material adverse effect on our business, financial condition and results of operations.

We may not be able to retain or attract senior management and other key employees.

        Our success will depend in part upon our ability to retain senior management and other key employees. Competition for qualified personnel can be very intense. Departures of senior management personnel and other key employees could materially and adversely affect our ability to execute our strategy and as a result our business, financial condition and results of operations may suffer.

We may experience difficulty finding, training and retaining employees.

        Our business is labor intensive. We employ a large number of pilots, flight attendants, maintenance technicians and other operating and administrative personnel. Our industry has, from time to time, experienced a shortage of qualified personnel, specifically pilots and maintenance technicians. Should the turnover of employees, particularly pilots and maintenance technicians, sharply increase, our training costs will be significantly higher. We cannot assure you that we will be able to recruit, train and retain the qualified employees that we need to continue our current operations or replace departing employees. A failure to hire and retain qualified employees at a reasonable cost could materially and adversely affect our business, financial condition and results of operations.

Our results of operations will vary among quarters, which will make comparison of our quarterly results difficult.

        We expect our operating results to fluctuate among quarters in the future based on a variety of factors, including:

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  fluctuations in demand in our business lines;

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  the timing and success of our growth or strategic plans;

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  increases in personnel, marketing, aircraft ownership and other operating expenses to support our anticipated growth; and

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  the timing and amount of maintenance expenditures.

        Quarter-to-quarter comparisons of our operating results may not be good indicators of our future performance. It is also possible that our operating results in any future quarter could be below the expectations of investors or any published reports or analyses regarding our company.

The historical consolidated financial information included in this prospectus does not reflect the added costs we expect to incur in order to implement and comply with internal control reporting standards applicable to a public company.

        As a public company, we will incur significant levels of legal, accounting and other expenses that we did not incur as a privately owned corporation. The Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and related rules of the SEC and The NASDAQ Global Select Market corporate governance practices for public companies impose significant requirements relating to disclosure controls and procedures and internal control over financial reporting. We expect that compliance with these public company requirements will increase our costs, place additional demands on our finance and accounting staff and on our financial, accounting and information systems and may require additional resources. We expect that we will be required to expend considerable time and resources complying with public company regulations.

Failure to establish and maintain effective internal control over financial reporting may lead investors to lose confidence in our financial data.

        Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. We are in the process of evaluating how to document and test our internal control procedures to satisfy the requirements of Section 404 of Sarbanes-Oxley and the related rules of the SEC. These rules will require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting. In addition, for any year that we are an "accelerated filer" under the rules of the SEC, we will be required to provide a report from our independent registered public accounting firm on our internal control over financial reporting. During the course of this documentation and testing, we may identify deficiencies that we may be unable to remedy before the requisite deadline for those reports.

        For example, we identified a material weakness in our internal control over financial reporting as of December 31, 2009 principally relating to the accounting for non-routine transactions related to the ATA bankruptcy. Deficiencies were identified in connection with the consolidation of the bankruptcy trust and the tax consequences of the bankrupt entity due to the lack of sufficient technical resources related to these matters.

        A material weakness is defined as deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements that would not be prevented or detected on a timely basis by the company's internal controls. While we believe we have taken the necessary steps to remediate this material weakness, we cannot assure you that our remediation efforts will be fully successful or that similar material weaknesses will not recur. Implementing changes to our internal controls may distract our officers and employees, entail substantial costs to implement new processes and modify our existing processes and take significant time to complete. Moreover, these changes do not guarantee that we will be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors' perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price.

The reorganization of our predecessor and liquidation of ATA limit the comparability of some of our historical financial information to our current financial information, which will make it more difficult to evaluate the performance of our business.

        As a result of the emergence from the bankruptcy proceedings of our predecessor in 2006, we adopted fresh start accounting prescribed by GAAP. Accordingly, our financial condition and results of operations are not comparable to the financial condition and results of operations reflected in our predecessor's financial statements for periods prior to February 28, 2006, included in the selected financial data contained in this prospectus. We ceased consolidating the results and operations and financial condition of ATA in our consolidated financial statements as of April 3, 2008 when ATA discontinued all business operations following its Chapter 11 bankruptcy filing. As a result of these factors limiting the comparability of our historical financial statements to our more recent financial information, it may be more difficult for you to assess our future prospects when evaluating our business.

Our business can be affected by factors beyond our control, any of which could materially and adversely affect our business.

        Our business is affected by factors beyond our control, including air traffic congestion at airports, adverse weather conditions, natural disasters, volcanoes, earthquakes and increased security measures. For example, the recent volcano eruptions in Iceland led to significant flight restrictions in European airspace, disrupting operations. Delays increase costs, which in turn affect profitability. During periods of fog, snow, rain, storms or other adverse atmospheric conditions, flights may be cancelled or significantly delayed. Cancellations or delays due to atmospheric conditions, traffic control problems and breaches in security could materially and adversely affect our business, financial condition and results of operations.

We may not be able to successfully integrate any businesses that we may acquire.

        From time to time, we may consider acquisition opportunities and may make acquisitions in the future, including acquisitions of companies that may constitute a significant part of our consolidated operations. Acquired businesses may not achieve the levels of revenue, profit or productivity anticipated or otherwise perform as expected. Acquisitions involve special risks, including the potential assumption of unanticipated liabilities and contingencies that could have a material adverse effect on our business, financial condition and results of operations, and difficulties in integrating acquired businesses. While it is intended that our acquisitions will improve our competitiveness and profitability, we cannot assure you that future acquisitions will be accretive to our earnings or otherwise meet our operational or strategic expectations.

        The integration of an acquisition involves a number of factors that may affect our operations. These factors include:

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  diversion of management's attention;

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  incurrence of significant amounts of additional debt;

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  creation of significant contingent earn-out obligations or other financial liabilities;

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  difficulties in the integration of acquired operations and retention of personnel;

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  unanticipated problems or legal liabilities; and

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  tax and accounting issues.

        A failure to integrate acquisitions may be disruptive to our operations and negatively impact our revenues or increase our expenses.

MatlinPatterson has significant influence over matters determined by our Board of Directors and is in a position to control the outcome of all matters submitted to our stockholders for approval.

        MatlinPatterson owns approximately 92% of our outstanding shares. For a description of our share ownership, see "Principal Stockholders." As a result, MatlinPatterson has the ability to control the outcome of votes on all matters requiring stockholder approval, including the election of directors, adoption of amendments to our amended and restated certificate of incorporation and by-laws and approval of significant corporate transactions, as long as it continues to hold a controlling percentage of our outstanding common stock. MatlinPatterson will also be able to take actions that have the effect of delaying or preventing a change in control of us or discouraging others from making tender offers for our shares.

Conflicts of interest may arise, as MatlinPatterson and its affiliates do not have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do.

        MatlinPatterson or its affiliates may invest in entities that directly or indirectly compete with us, or companies in which it or its affiliates currently invests may begin competing with us. In addition, our certificate of incorporation in effect upon the completion of this offering will provide that none of MatlinPatterson or its affiliates, including any directors designated to our board of directors by MatlinPatterson, will have a duty to communicate or offer any potential transaction or matter that may be a corporate opportunity to us, and any such party is entitled to pursue or acquire such corporate opportunity for itself or to direct such corporate opportunity to another person or entity. As a result, those opportunities may not be available to us. As a result of these relationships, when conflicts between the interests of MatlinPatterson and the interests of our other stockholders arise, our directors who are nominated by MatlinPatterson may not be disinterested.

Our failure to timely register our equity securities under the Securities Exchange Act of 1934 may subject us to potential liability.

        As of December 31, 2006, there were over 500 holders of record of each of our common stock and warrants to purchase our common stock issued on February 28, 2006 in connection with our post-bankruptcy restructuring. As a result, we were required to register our common stock and these warrants under Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act), by filing a Form 10 with the SEC by April 30, 2007. Although we filed a Form 10 to register our common stock under the Exchange Act within the prescribed time period, we withdrew our Form 10 filing before it became effective. If we had registered our common stock and warrants under the Exchange Act when required, we would have become subject to the periodic reporting requirements under the Exchange Act. We have not filed any periodic reports under the Exchange Act.

        Although we recently filed a Form 10 to register warrants issued in 2006, under the Exchange Act, and, in connection with our proposed initial public offering, we will register our common stock under the Exchange Act, our failure to timely register our common stock and our warrants issued in 2006 under the Exchange Act could subject us to an enforcement action brought by the SEC and to fines and penalties. In addition, our failure to file required Exchange Act reports could give rise to actions by federal regulators or to potential claims by current or former investors based on the assertion that such investors were harmed by the absence of such public reports. If any such claim or action is asserted, we could incur expenses and management's attention would be diverted from our operations in order to defend the claim or action.

Risks Relating to the Exchange Offer

There are significant consequences if you fail to exchange your original notes.

        We did not register the original notes under the Securities Act or any state securities laws, nor do we intend to do so after the exchange offer. As a result, the original notes may only be transferred in limited circumstances in compliance with the securities laws. If you do not exchange your original notes in the exchange offer, you will lose your right to have the original notes registered under the Securities Act, subject to certain limitations. If you continue to hold original notes after the exchange offer, you may be unable to sell the original notes. Original notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to existing restrictions.

You cannot be sure that an active trading market for the exchange notes will develop.

        The exchange notes will constitute a new issue of securities with no established trading market. We do not intend to apply for a listing of the exchange notes on any securities exchange or to seek their quotation on any automated dealer quotation system. We do not know if an active public market for the exchange notes will develop or, if developed, will continue. If an active public market does not develop or is not maintained, the market price and liquidity of the exchange notes may be adversely affected. We cannot make any assurances regarding the liquidity of the market for the exchanges notes, the ability of holders to sell their exchange notes or the price at which holders may sell their exchange notes. In addition, the liquidity and the market price of the exchange notes may be adversely affected by changes in the overall market for securities similar to the exchange notes, by changes in our financial performance or prospects and by changes in conditions in our industry.

You must follow the appropriate procedures to tender your original notes or they will not be exchanged.

        The exchange notes will be issued in exchange for the original notes only after timely receipt by the exchange agent of the original notes or a book-entry confirmation related thereto, a properly completed and executed letter of transmittal or an agent's message and all other required documentation. If you want to tender your original notes in exchange for exchange notes, you should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent are under any duty to give you notification of defects or irregularities with respect to tenders of original notes for exchange. Original notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to the existing transfer restrictions. In addition, if you tender the original notes in the exchange offer to participate in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the securities act in connection with any resale transaction. For additional information, please refer to the sections entitled "The Exchange Offer" and "Plan of Distribution."

Risks Relating to the Exchange Notes

Our business operations may not generate the cash needed to service and repay the exchange notes or our other indebtedness.

        Our ability to make payments on the exchange notes and service our other indebtedness will depend on our ability to generate cash in the future, which, in turn, is subject to a variety of risks and uncertainties, many of which are beyond our control. At maturity, the entire outstanding aggregate principal amount of the exchange notes will become due and payable by us. Our other indebtedness (including the Second Lien Loans) also will mature over the next three years and thereafter. We may not have sufficient funds to pay the principal of, or the premium (if any) or interest on, the exchange notes or amounts due on our other indebtedness (including the Second Lien Loans). If we do not have sufficient funds on hand or available through existing borrowing facilities or through the distribution of cash by our subsidiaries to us, we will need to seek additional financing. Additional financing may not be available to us in the amounts necessary, on terms that are satisfactory to us, or at all. If we default in the payment of amounts due on the exchange notes (or our other outstanding indebtedness), it would give rise to an event of default under the indenture governing the notes (or the agreements governing our other debt) and possible acceleration of amounts due under the indenture (or those other agreements), and any such default under one indenture or agreement could trigger a cross default under each other indenture or agreement. In the event of any acceleration, there can be no assurance that we will have enough cash to repay our outstanding indebtedness, including the exchange notes and the Second Lien Loans.

Despite current indebtedness levels and restrictive covenants, we may still be able to incur substantial additional debt, which could exacerbate the risks described above.

        We may be able to incur additional debt in the future. Although the indenture and the credit agreement for the Second Lien Loans contain restrictions on our ability and the ability of our restricted subsidiaries to incur indebtedness, those restrictions are or will be subject to a number of exceptions and qualifications and, under certain circumstances, debt incurred in compliance with these restrictions could be substantial. For example, the indenture will allow us to incur additional indebtedness if our consolidated fixed charge coverage ratio, after giving effect to the incurrence, is greater than 5.0 to 1.0. In addition, if we are able to designate some of our restricted subsidiaries under the indenture as unrestricted subsidiaries, those unrestricted subsidiaries would be permitted to borrow beyond the limitations specified in the indenture and engage in other activities in which restricted subsidiaries may not engage. In addition, the indenture will not prevent us from incurring obligations that do not constitute indebtedness. See "Description of the Exchange Notes." Adding new debt to current debt levels could intensify the leverage-related risks that we and our subsidiaries now face.

The exchange notes will be structurally subordinated to the liabilities of our non-guarantor subsidiaries.

        Some, but not all, of our subsidiaries are required to guarantee the exchange notes and, at present, our insurance company subsidiary domiciled in Bermuda is not a guarantor. Generally, holders of indebtedness of, and trade creditors of, non-guarantor subsidiaries, including lenders under bank financing agreements, are entitled to payments of their claims from the assets of such subsidiaries before these assets are made available for distribution to any guarantor, as direct or indirect shareholder.

        Accordingly, in the event that any non-guarantor subsidiary becomes insolvent, liquidates or otherwise reorganizes:

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  the creditors of the issuers (including the holders of the notes) will have no right to proceed against the assets of such subsidiary; and

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  the creditors of such non-guarantor subsidiary, including trade creditors, will generally be entitled to payment in full from the sale or other disposal of the assets of such subsidiary before any guarantor, as direct or indirect shareholder, will be entitled to receive any distributions from such subsidiary.

The indenture imposes significant operating and financial restrictions on us. If we default, we may not be able to make payments on the exchange notes.

        The indenture imposes significant operating and financial restrictions on us and our restricted subsidiaries. Among other things, the indenture includes limitations on: (1) indebtedness; (2) restricted payments; (3) liens; (4) asset sales; (5) issuance of preferred stock of restricted subsidiaries; (6) transactions with affiliates; (7) dividend and other payment restrictions affecting restricted subsidiaries; (8) designations of unrestricted subsidiaries; (9) additional subsidiary guarantees; (10) mergers, consolidations or sales of substantially all of our assets; and (11) sale-leaseback transactions. Each of these covenants is subject to important exceptions and qualifications. See "Description of the Exchange Notes—Certain Covenants."

        Our ability to comply with these covenants may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants or alternative sources of financing, or to reduce expenditures. We cannot assure you that such waivers, amendments or alternative financing could be obtained or, if obtained, would be on terms acceptable to us.

        A breach of any of the covenants or restrictions contained in the indenture could result in an event of default. Such a default could allow our debt holders to accelerate the related debt, as well as any other debt to which a cross-acceleration or cross-default provision applies, and/or to declare all borrowings outstanding thereunder to be due and payable. If our debt is accelerated, our assets may not be sufficient to repay such debt, including the exchange notes, in full.

The collateral may be insufficient to pay all of the exchange notes.

        No appraisal of the value of the collateral for the exchange notes has been made in connection with this offering and the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. Consequently, liquidating the collateral securing the exchange notes may not produce proceeds in an amount sufficient to pay all of the exchange notes. The fair market value of the collateral is subject to fluctuations based on factors that include, among others, the condition of our assets, the conditions of the industry in which we operate, the ability to sell the collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount received upon a sale of the collateral would be dependent on numerous factors, including but nor limited to the actual fair market value of the collateral at such time and the timing and manner of the sale. By its nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of this collateral will be sufficient to pay our obligations under the exchange notes.

The rights of holders of exchange notes in the collateral may be adversely affected by the failure to perfect security interests in certain collateral acquired in the future.

        Applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the trustee or the collateral agent for the notes will monitor, or that we will inform the trustee or the collateral agent for the notes of, the future acquisition of property and rights that constitute collateral for the notes, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral.

In the event of bankruptcy, the ability of the holders of the exchange notes to realize upon the collateral will be subject to certain bankruptcy law limitations.

        The ability of holders of the exchange notes to realize upon the collateral for their exchange notes will be subject to certain bankruptcy law limitations in the event of our bankruptcy. Under applicable federal bankruptcy laws, secured creditors are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from such a debtor, without bankruptcy court approval. Moreover, applicable federal bankruptcy laws generally permit the debtor to continue to retain collateral even though the debtor is in default under the applicable debt instruments, provided generally that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to the circumstances, but is intended in general to protect the value of the secured creditor's interest in the collateral at the commencement of the bankruptcy case and may include cash payments or the granting of additional security, if and at such times as the presiding court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition of the collateral during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a U.S. Bankruptcy Court, we cannot predict whether payments under the notes would be made following commencement of and during a bankruptcy case, whether or when the trustee under the indenture for the exchange notes could foreclose upon or sell the applicable collateral or whether or to what extent holders of exchange notes would be compensated for any delay in payment or loss of value of the collateral through the provision of "adequate protection."

The value of the collateral securing the exchange notes may not be sufficient to secure post-petition interest.

        In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, holders of the exchange notes will only be entitled to post-petition interest under the U.S. Bankruptcy Code to the extent that the value of their security interest in the collateral is greater than their pre-bankruptcy claim. Holders of the exchange notes that have a security interest in collateral with a value equal to or less than their pre-bankruptcy claim will not be entitled to post-petition interest under the U.S. Bankruptcy Code. No appraisal of the fair market value of the collateral has been prepared in connection with this offering and we therefore cannot assure you that the value of the noteholders' interest in the collateral equals or exceeds the aggregate principal amount of the exchange notes.

The pledge of the capital stock of our subsidiaries that secure the exchange notes will automatically be released from the lien on them and no longer constitute collateral when the pledge of such capital stock or such other securities would require the filing of separate financial statements with the SEC for that subsidiary.

        The exchange notes and the guarantees will be secured by a pledge of the stock of some of our subsidiaries. Under the SEC regulations in effect on the date hereof, if the par value, book value as carried by us or market value (whichever is greatest) of the capital stock, other securities or similar items of a subsidiary pledged as part of the collateral is greater than or equal to 20% of the aggregate principal amount of the exchange notes then outstanding, such a subsidiary would be required to provide separate financial statements to the SEC. Therefore, the indenture and the collateral documents provide that any capital stock and other securities of our subsidiaries will be excluded from the collateral to the extent that the pledge of such capital stock or other securities to secure the exchange notes would cause such companies to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X (as in effect from time to time).

        As a result, holders of the exchange notes could lose a portion or all of their security interest in the capital stock or other securities of those subsidiaries. It may be more difficult, costly and time-consuming for holders of the exchange notes to foreclose on the assets of a subsidiary than to foreclose on its capital stock or other securities, so the proceeds realized upon any such foreclosure could be significantly less than those that would have been received upon any sale of capital stock or other securities of such subsidiary. See "Description of the Exchange Notes."

There are circumstances other than repayment or discharge of the exchange notes under which the collateral securing the exchange notes and guarantees will be released automatically, without your consent or the consent of the trustee under the indenture.

        Under various circumstances, all or a portion of the collateral securing the exchange notes will be released automatically, including:

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  a sale, transfer or other disposal of such collateral in a transaction not prohibited under the indenture;

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  with respect to collateral held by a guarantor, upon the release of such guarantor from its guarantee;

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  to the extent required in accordance with the intercreditor agreement; and

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  to the extent we have defeased or satisfied and discharged the indenture.

        In addition, the guarantee of a subsidiary guarantor will be automatically released in connection with a sale of such subsidiary guarantor in a transaction not prohibited by the indenture.

        The indenture will also permit us to designate one or more of our restricted subsidiaries that is a guarantor of the notes as an unrestricted subsidiary. If we designate a subsidiary guarantor as an unrestricted subsidiary, all of the liens on any collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the exchange notes by such subsidiary or any of its subsidiaries will be released under the indenture. Designation of an unrestricted subsidiary will reduce the aggregate value of the collateral securing the exchange notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim on the assets of such unrestricted subsidiary and its subsidiaries. See "Description of the Exchange Notes."

The imposition of certain permitted liens will cause the assets on which such liens are imposed to be excluded from the collateral securing the exchange notes and the guarantees. There are also certain other categories of property that are also excluded from the collateral.

        The indenture will permit liens in favor of third parties to secure certain indebtedness, such as purchase money indebtedness and capital lease obligations, and assets subject to such liens will in certain circumstances be excluded from the collateral securing the exchange notes and the guarantees. Our ability to incur purchase money indebtedness and capital lease obligations is subject to limitations as described in "Description of the Exchange Notes." We will also be permitted to deposit cash with creditors to collateralize certain obligations, such as reimbursement obligations under letters of credit, and any such deposits will be excluded from the collateral securing the exchange notes and the guarantees. In addition, certain categories of assets are excluded from the collateral securing the exchange notes and the guarantees. Excluded assets include certain contracts, certain equipment, the assets of our non-guarantor subsidiaries and certain capital stock and other securities of our subsidiaries. See "Description of the Exchange Notes." If an event of default occurs and the exchange notes are accelerated, the exchange notes and the guarantees will rank equally with the holders of other unsubordinated and unsecured indebtedness of the relevant entity with respect to such excluded property and effectively subordinated to holders of obligations secured by a lien on such excluded property.

Because each guarantor's liability under its guarantees may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors.

        You have the benefit of the guarantees of the guarantors. However, the guarantees by the guarantor's are limited to the maximum amount that the guarantors are permitted to guarantee under applicable law. As a result, a guarantor's liability under its guarantee could be reduced to zero, depending upon the amount of other obligations of such guarantor. Further, a court under federal and stare fraudulent conveyance statutes could void the obligations under a guarantee or further subordinate it to all other obligations of the guarantor. See "—Federal and state fraudulent transfer laws may permit a court to avoid the guarantees, and, if that occurs, you may not receive any payments on the notes." In addition, you will lose the benefit of a particular guarantee if it is released under certain circumstances described under "Description of the Exchange Notes."

Any future pledge of collateral in favor of the holders of the exchange notes might be voidable in bankruptcy.

        Any future pledge of collateral in favor of the holders of the exchange notes, including pursuant to security documents delivered after the date of the indenture, might be voidable by the pledgor (as debtor-in-possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, under the U.S. Bankruptcy Code, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced with 90 days following the pledge, or, in certain circumstances, a longer period.

We will in most cases have control over the collateral, and the sale of particular assets by us could reduce the pool of assets securing the exchange notes and the guarantees.

        The collateral documents allow us to remain in possession of, retain exclusive control over, freely operate, and collect, invest and dispose of any income from, the collateral securing the exchange notes and the guarantees.

        In addition, we will not be required to comply with all or a portion of Section 314(d) of the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), if we determine, in good faith based on advice of counsel, that, under the terms of that section and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including "no action" lenders or exemptive orders, all or such portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released collateral. For example, so long as no default or event of default under the indenture would result therefrom and such transaction would not violate the Trust Indenture Act, we may, among other things, without any release or consent by the indenture trustee, conduct ordinary course activities with respect to collateral, such as selling, factoring, abandoning or otherwise disposing of collateral and making ordinary course cash payments (including repayments of indebtedness). With respect to such releases, we must deliver to the collateral agent, from time to time, an officers' certificate to the effect that all releases and withdrawals during the preceding six-month period in which no release or consent of the collateral agent was obtained in the ordinary course of our business were not prohibited by the indenture. See "Description of the Exchange Notes."

The collateral is subject to casualty risks.

        We intend to maintain insurance or otherwise insure against hazards in a manner appropriate and customary for our business. There are, however, certain losses that may be either uninsurable or not economically insured, in whole or in part. Insurance proceeds may not compensate us fully for our losses. If there is a complete or partial loss of any of the pledged collateral, the insurance proceeds may not be sufficient to satisfy all of the secured obligations, including the exchange notes and the guarantees.

Federal and state fraudulent transfer laws may permit a court to void the guarantees, and, if that occurs, you may not receive any payments on the exchange notes.

        Federal and state fraudulent transfer and conveyance statutes may apply to the incurrence of the guarantees under the exchange notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, guarantees could be voided as a fraudulent transfer or conveyance if (i) we or any of the guarantors, as applicable, incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (ii) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for incurring the guarantees and, in the case of (ii) only, one of the following is also true at the time thereof:

  •
  we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the guarantees;

  •
  the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

  •
  we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor's ability to pay as they mature; or

  •
  we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

        If a court were to find that the incurrence of a guarantee was a fraudulent transfer or conveyance, the court could void such guarantee or further subordinate such guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the exchange notes.

        As a general matter, value is given for a transfer or an obligation if in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

        We cannot be certain as to the standards a court would use to determine whether we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the incurrence of the guarantees would not be further subordinated to our or any of our guarantors' other debt.

We may be unable to purchase the exchange notes upon a change of control.

        Upon a change of control event, we would be required to offer to purchase the exchange notes for cash at a price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest, if any. The change of control provision of the exchange notes may not protect you if we undergo a highly leveraged transaction, reorganization, restructuring, acquisition or similar transaction that may materially adversely affect you unless the transaction is included within the definition of a change of control. See "Description of the Exchange Notes—Repurchase at the Option of Holders—Change of Control."

        Other future debt may contain prohibitions of events that would constitute a change of control or would require such debt to be repurchased upon a change of control. Moreover, the exercise by holders of the exchange notes of the right to require us to repurchase their respective notes could cause a default under our existing or future debt, even if the change of control itself does not result in a default under existing or future debt, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to holders of the notes upon a repurchase may be limited by our financial resources at the time of such repurchase. Therefore, we cannot assure you that sufficient funds will be available when necessary to make any required repurchases. Our failure to purchase the notes in connection with a change of control would result in a default under the indenture. Such a default would, in turn, constitute a default under much of our existing debt, and may constitute a default under future debt as well.

There is no public market for the exchange notes, and we cannot assure you that a market for the notes will develop.

        There is no existing trading market for the notes. Although Jefferies & Company, Inc. has informed us that it currently is making a market in the original notes and intends to make a market in the exchange notes, it has no obligation to do so and may discontinue making a market at anytime without notice. Accordingly, we cannot assure you that a liquid market will develop for the notes (or any exchange notes), that you will be able to sell your notes (or any exchange notes) at a particular time or that the prices that you receive when you sell will be favorable.

        We do not intend to apply for listing of the exchange notes on any securities exchange.

        The liquidity of any market for the exchange notes will depend on a number of factors, including:

  •
  the number of holders of the exchange notes;

  •
  our operating performance and financial condition;

  •
  the market for similar securities;

  •
  the interest of securities dealers in making a market in the exchange notes; and

  •
  prevailing interest rates.

        An active market for the exchange notes may not develop and, if it develops, may not continue.

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements relating to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. The statements contained in this prospectus that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties. We have used the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will" and similar terms and phrases, including references to assumptions, in this prospectus to identify forward-looking statements. These forward-looking statements are made based on our management's expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

        A number of important factors could cause actual results to differ materially from those indicated by our forward-looking statements, including but not limited to the factors described in "Risk Factors" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations." These factors include without limitation:

  •
  levels of military spending for the transportation of military personnel and cargo;

  •
  our level of entitlement to the military's spending;

  •
  our fixed obligations;

  •
  our competitive environment;

  •
  our ability to secure and maintain any necessary financing for aircraft acquisitions and other purposes;

  •
  economic and other conditions in regions in which we operate;

  •
  governmental regulation of our operations;

  •
  the outcome of various legal proceedings;

  •
  relations with unionized employees generally and the effect and outcome of future labor negotiations;

  •
  problems with our aircraft;

  •
  increases in maintenance, security costs and insurance premiums;

  •
  cyclical and seasonal fluctuations in our operating results;

  •
  our ability to establish and maintain effective internal control over financial reporting;

  •
  risks related to our divestiture and acquisition strategies, including the risks related to the integration of acquired businesses;

  •
  terrorist attacks, political instability, and acts of war;

  •
  significant disruptions in the supply of aircraft fuel;

  •
  risks inherent in our industry, such as demand for military and commercial cargo air services; and

  •
  other risks that we have described in "Risk Factors."

        These factors are not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that could impact our business. You should review carefully the sections captioned "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" in this prospectus for a more complete discussion of these and other factors that may affect our business, financial condition and results of operations.

        The forward-looking statements contained in this prospectus reflect our views and assumptions only as of the date of this prospectus. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

PROPOSED INITIAL PUBLIC OFFERING

        We have proposed an initial public offering of our common stock pursuant to a registration statement on Form S-1 initially filed with the SEC on June 28, 2010. If consummated, we intend to use a portion of the net proceeds to us from the initial public offering to repay and retire all of our outstanding Second Lien Loan. On June 30, 2010 the outstanding principal and interest on the Second Lien Loan was approximately $74.7 million. This expected use of net proceeds from the initial public offering represents our intentions based upon our current plans and business and market conditions.

        The Second Lien Loan is scheduled to mature in September 2014 and bears interest at an annual rate of 18%, consisting of interest payable in cash at an annual rate of 12% and interest payable in kind as additional Second Lien Loan principal at an annual rate of 6%, and was incurred in September 2009 to refinance then-existing debt. See "Description of Certain Indebtedness."

        To the extent the net proceeds to us from our initial public offering exceed the outstanding principal and interest on the Second Lien Loan, we intend to use the balance of the net proceeds to us from the initial public offering for working capital and other general corporate purposes. We may elect to use a portion of the net proceeds from the offering to purchase or lease additional aircraft. We have no binding commitments to purchase aircraft, and except for the leases described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources," we have no binding commitments to lease additional aircraft. In addition, we may elect to use a portion of the net proceeds from the proposed initial public offering to redeem up to $54 million in aggregate principal amount of the exchange notes. We may contribute some or all of the remaining proceeds after repaying the Second Lien Notes to Unrestricted Subsidiaries. To the extent we contribute proceeds to Unrestricted Subsidiaries, such proceeds would be held and used by subsidiaries that are not guarantors of the exchange notes, and therefore may not be available to meet the issuers' obligations under the exchange notes.

        There can be no assurance that our initial public offering will be completed and further that if completed, the net proceeds will be sufficient for the expected use of proceeds described above.

 USE OF PROCEEDS

        We will not receive any proceeds from the exchange offer. Because the exchange notes have substantially identical terms as the original notes, the issuance of the exchange notes will not result in any increase in our indebtedness. The exchange offer is intended to satisfy our obligations under the registration rights agreement.

CAPITALIZATION

        The following table sets forth our consolidated cash and cash equivalents balance and our capitalization as of June 30, 2010.

        You should read this table together with "Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operation" and our financial statements and notes thereto and other financial and operating data included in this prospectus.

As of June 30, 2010
(dollars in thousands, except shares and par values)
Cash and cash equivalents	$74,181

Long-term debt:
First Lien Notes	$152,006
Second Lien Loan	63,425
Other long—term debt and capital lease obligations	6,568

Current and long-term debt	221,999

Equity:
Stockholders' equity:
Common stock, $0.0001 par value; 400,000,000 shares authorized; 25,906,300 shares issued and outstanding, respectively	3
Warrants	1,479
Additional paid-in capital	339,339
Accumulated deficit	(147,231)
Accumulated other comprehensive income	400

Total stockholders' equity	194,090

Total capitalization	$416,089

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth the ratio of earnings to fixed charges and for the periods indicated.

        Earnings consist principally of income from continuing operations before income taxes plus fixed charges. Fixed charges include interest expense and implied interest included in operating leases.

	Predecessor		Global
	Year Ended December 31, 2005	Two Months Ended February 28, 2006	Ten Months Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Six Months Ended June 30, 2010
Ratio of earnings to fixed charges(1)	—	212.2	—	—	—	2.2	—

(1)
Due to our losses in the year ended December 31, 2005, ten months ended December 31, 2006, years ended December 31, 2007 and 2008, and six months ended June 30, 2010 the ratio coverage was less than 1:1. Additional earnings of $455.6 million, $36.5 million, $82.8 million, $182.5 million, and $0.2 million would have been required in each of those periods, respectively, to achieve a ratio coverage of 1:1.

SELECTED HISTORICAL FINANCIAL DATA

        The following table sets forth our selected consolidated historical financial data for each of the periods indicated. The selected statement of operations data for the years ended December 31, 2009, 2008 and 2007 and the selected balance sheet data as of December 31, 2009 and 2008, were derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected statement of operations data for the ten months ended December 31, 2006 and balance sheet data as of December 31, 2007 and 2006 were derived from our audited consolidated statements, which are not included in this prospectus. The selected statement of operations data for the two months ended February 28, 2006 and the year ended December 31, 2005 were derived from our predecessor's audited consolidated financial statements, which are not included in this prospectus.

        The selected statement of operations data for the six months ended June 30, 2010 and 2009 and selected balance sheet data as of June 30, 2010 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited condensed consolidated financial statements included in this prospectus include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of that information for such unaudited interim periods. The financial information presented for the interim periods has been prepared in a manner consistent with our accounting policies described in our annual financial statements included elsewhere in this prospectus, and should be read in conjunction therewith. Historical results are not necessarily indicative of future results, and operating results for interim periods are not necessarily indicative of the results that may be expected for the full year period. The summary historical financial information should be read in conjunction with the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes included elsewhere in this prospectus.

        The comparability of our selected historical financial data has been affected by the events described below. Our predecessor and certain of our affiliates, including ATA, our predecessor's principal operating subsidiary at the time, filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in October 2004. We emerged from bankruptcy protection on February 28, 2006 with a new capital structure. We applied fresh-start accounting as of March 1, 2006 for our consolidated financial statements. Fresh-start reporting reflects the value of the company as determined by the approved Chapter 11 reorganization plan. Fresh-start reporting required us to allocate our reorganization value to our assets and liabilities based upon their estimated fair values. In addition, fresh-start reporting also required that all liabilities, other than deferred taxes, be stated at the present value of amounts to be paid using appropriate interest rates. The determination of fair value of assets and liabilities is subject to significant estimation and assumptions and there can be no assurance that the estimates, assumptions and values reflected in the valuations will be realized and actual results could vary materially. As a result of the fresh-start change in the basis of accounting for our underlying assets and liabilities, our results of operations and cash flows are separated as pre-March 1, 2006 (predecessor) and post-February 28, 2006 (Global). We include as a reporting period of our predecessor its pre-emergence two-month period ended February 28, 2006. The historical periods of our predecessor also do not reflect the impact of the fundamental changes in our assets and operations effected through the reorganization. As a result of these changes (and other changes described below), we do not believe our business operations or our operating results for periods prior to March 1, 2006 are comparable to our current business operations or our operating results since that date.

        We acquired World Air Holdings and its wholly owned subsidiaries, World and North American, on August 14, 2007. The results of World Air Holdings and its wholly owned subsidiaries have been included in our financial results since August 14, 2007.

        As discussed more fully in "Note 2—ATA Impairment and Subsequent Bankruptcy" of the notes to our audited consolidated financial statements, on April 2, 2008, ATA filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code and ATA subsequently ceased all business operations. As of April 3, 2008, we ceased consolidating the results of operations and financial position of ATA in our consolidated financial statements. The results of operations of ATA through April 2, 2008 are included in our consolidated financial statements.

        During the year ended December 31, 2009 we restructured our senior secured debt and became the primary beneficiary of the ATA bankruptcy estate trust. As a result, we began consolidating our interest in the ATA bankruptcy estate in the second half of 2009. As of June 30, 2010, the estimated fair value of the ATA bankruptcy estate was $3.3 million.

	Global
							Predecessor
			Year Ended December 31,
	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009				Ten Months Ended December 31, 2006(2)	Two Months Ended February 28, 2006(1)(2)
								Year Ended December 31, 2005(1)
			2009	2008	2007
Statement of Operations Data:
Operating revenues:
Military passenger	$420,001	$382,630	$783,845	$992,252	$560,602	$264,813	$57,848	$383,515
Military cargo	85,985	44,667	74,297	97,295	36,034	—	—	—
Commercial cargo	59,933	54,933	115,755	125,025	41,119	—	—	—
Commercial passenger	21,566	24,235	57,083	94,665	62,445	18,992	1,189	15,141
Scheduled service	—	298	298	99,772	416,894	332,240	53,531	635,295
Other	3,058	8,532	11,307	38,921	37,516	21,017	2,483	58,350

Total operating revenues	590,543	515,295	1,042,585	1,447,930	1,154,610	637,062	115,051	1,092,301
Operating expenses:
Aircraft fuel	153,080	102,456	225,309	490,714	383,523	202,613	37,086	322,094
Aircraft rentals	78,409	82,427	164,260	159,666	139,071	69,439	16,181	145,671
Maintenance, materials and repairs	66,719	67,865	135,754	140,364	108,404	47,130	8,025	89,766
Flight operations	52,764	51,764	102,599	123,150	118,682	79,791	14,938	110,448
Aircraft and traffic servicing	46,164	45,828	89,538	114,532	111,006	64,381	15,491	170,889
Passenger services	39,242	38,222	78,351	91,571	82,873	46,801	10,648	79,422
Crew positioning	29,144	27,016	55,423	77,382	53,523	14,588	5,394	32,255
Selling and marketing	30,769	26,344	52,401	70,057	68,707	39,386	8,069	75,886
Depreciation and amortization	37,693	36,341	71,092	64,978	43,814	17,386	5,219	36,270
General and administrative(3)	27,497	24,659	44,145	120,245	88,496	61,611	13,990	105,190
Asset impairment and aircraft retirements	—	685	5,716	124,520	7,161	13,476	—	403
Other expenses	4,732	3,119	6,895	6,811	4,543	5,091	791	5,398

Total operating expenses	566,213	506,726	1,031,483	1,583,990	1,209,803	661,693	135,832	1,173,692

Operating income (loss)	24,330	8,569	11,102	(136,060)	(55,193)	(24,631)	(20,781)	(81,391)
Other income (expense):
Reorganization items, net	—	—	—	—	—	—	1,456,000	(369,632)
Interest income	1,675	2,045	4,764	7,068	11,230	6,154	397	2,467
Interest expense	(23,620)	(27,346)	(58,700)	(58,804)	(38,468)	(18,231)	(4,666)	(6,235)
Gain (loss) on investment	(1,306)	41,500	58,122	—	—	—	—	—
Gain (loss) on debt extinguishment	(1,239)	85,305	85,305	—	—	—	—	—
Gain on write-down of warrants	—	—	—	6,286	—	—	—	—
Other, net	610	(638)	(2,470)	(336)	(231)	246	558	(796)

Total other income (expense)	(23,880)	100,866	87,021	(45,786)	(27,469)	(11,831)	1,452,289	(374,196)

Income (loss) before income taxes	450	109,435	98,123	(181,846)	(82,662)	(36,462)	1,431,508	(455,587)
Income taxes expense (benefit)	267	28,973	(43,836)	5,691	(12,996)	—	—	—

Net income (loss)	183	80,462	141,959	(187,537)	(69,666)	(36,462)	1,431,508	(455,587)
Preferred stock dividends(4)	—	(9,483)	(9,483)	(29,802)	(10,194)	—	—	—

Income (loss) available to common stockholders(4)	$183	$70,979	$132,476	$(217,339)	$(79,860)	$(36,462)	$1,431,508	$(455,587)

Basic income (loss) available to common stockholders per share:
Weighted-average shares outstanding	25,906,300	12,440,000	19,019,000	1,252,100	1,110,200	1,075,300
Income (loss) available to common stockholders per share	$0.01	$5.71	$6.97	$(173.58)	$(71.93)	$(33.90)
Diluted income (loss) available to common stockholders per share:
Weighted-average shares outstanding	26,163,800	41,208,300	32,685,800	1,252,100	1,110,200	1,075,300
Income (loss) available to common stockholders per share	$0.01	$1.95	$4.34	$(173.58)	$(71.93)	$(33.90)

	Global
						Predecessor
		As of December 31,
	As of June 30, 2010					As of December 31, 2005
		2009	2008	2007	2006
Balance Sheet Data:
Cash and cash equivalents	$74,181	$73,077	$87,424	$79,764	$62,209	$79,217
Property and equipment, net	127,373	126,526	120,525	198,610	89,947	101,267
Total assets	686,205	679,525	724,335	1,083,844	370,366	389,450
Total debt	221,999	235,528	379,279	367,602	146,662	54,600
Liabilities subject to compromise(6)	—	—	—	—	—	1,475,447
Convertible redeemable preferred stock	—	—	158,644	158,644	—	—
Stockholders' equity (deficit)	194,090	191,369	6,755	188,398	71,971	(1,376,143)

(1)
The consolidated financial statements of our predecessor have been prepared in accordance with American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code and on a going-concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. Reorganization expenses identify those costs that are not in the ordinary course of business and include aircraft lease rejection charges, impairments and professional fees related to the predecessor's Chapter 11 filing.

(2)
As of February 28, 2006, the effective date of the plan of reorganization, we adopted fresh-start accounting for our financial statements. Because of the emergence from bankruptcy and adoption of fresh-start accounting, our historical financial data is not comparable to that of our predecessor.

(3)
Includes stock-based compensation expense of $2.4 million, $5.7 million and $3.0 million for the years ended December 31, 2009, 2008 and 2007, respectively and $2.5 million and $0.5 million for the six months ended June 30, 2010 and 2009, respectively.

(4)
On April 6, 2009, our majority stockholder, the sole holder of the outstanding Series A Preferred Stock, converted the Series A Preferred Stock into Common Stock. The holder of our Series A Preferred Stock was entitled to cumulative dividends at an annual rate of 16.0% on the liquidation amount of the Series A Preferred Stock. The accumulated dividend at the time of conversion was $49.5 million. No common stock dividends were paid in any period presented.

(5)
Liabilities subject to compromise refers to liabilities to be accounted for under a plan of reorganization, including claims incurred prior to the petition date. These amounts result from known or potential claims to be resolved through the Chapter 11 process and such claims remain subject to future adjustments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and in other parts of this prospectus. See "Cautionary Language Regarding Forward-Looking Statements."

Overview

        We are a provider of customized, non-scheduled passenger and cargo air transport services, offering our customers a wide range of aircraft types, configurations, payloads and capabilities. We provide our services through our two operating air carriers, World and North American, which represent our two business segments. As of June 30, 2010, our combined fleet consisted of 30 wide-body and narrow-body leased aircraft, which support our two primary business lines: (1) military, which includes both passenger and cargo services, and (2) commercial cargo air transport service. We also offer passenger charter services to customers in specialty markets, such as providing supplemental peak capacity for other air carriers, political campaigns, professional sports teams, tour operators and concert tours. Our two primary lines of business combine the recurring revenue base of our established military business with the growth opportunities provided by our commercial cargo services.

        We are the largest provider of military transport services in the AMC international program and have been flying for the military since 1952. Our contracts with the military contain cost-plus pricing and are not bid based on price but rather are awarded based on team entitlement and are priced using the average cost of all participating air carriers, weighted by flights flown in the AMC international program, plus a fixed operating margin. See "Business—Military Passenger and Cargo—AMC/CRAF Arrangements" for additional information on the AMC contract award price. We are compensated on a per mission basis based on the mission's route and the aircraft type employed, at a fixed rate, regardless of the number of passengers or tons of freight actually flown.

        Our business model generally insulates our profitability from fluctuations in jet fuel prices, which are typically the largest and most volatile expenses for an air carrier. Under our military contracts and most of our commercial passenger and cargo charter arrangements, our customers are responsible for the cost of jet fuel. For the six months ended June 30, 2010 and the fiscal year ended December 31, 2009, approximately 97% and 96% of our block hours, respectively, were flown under either military or ACMI arrangements, in which the customer assumed the risk of fuel price volatility.

        We were incorporated on January 26, 2006 under the name New ATA Holdings, Inc. and acquired a controlling interest in ATA on February 28, 2006, the effective date of ATA's reorganization. On August 14, 2007, we acquired World Air Holdings, Inc., the parent company of World and North American. The acquisition of World Air Holdings, Inc. was accounted for using the purchase method of accounting and the results of World Air Holdings, Inc. have been included in our consolidated financial statements since August 14, 2007. Immediately following the 2007 acquisition, we had three major subsidiaries, ATA, World and North American, that each specialized in military passenger or cargo transport. In addition, ATA and North American historically operated in various scheduled service and charter passenger service markets, while World operated in passenger charter and ACMI cargo markets.

        On April 2, 2008, ATA filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code. On April 3, 2008, ATA discontinued all business operations and terminated the majority of its employees and began conducting an orderly liquidation of its assets and has now wound down the majority of its existing bankruptcy estate. As a result of the bankruptcy filing, beginning on April 3, 2008, we ceased consolidating the results of operations and financial position of ATA in our consolidated financial statements. As of this date, we adopted the cost method of accounting for ATA. We determined that our net investment in ATA under the cost method was $17.8 million as of April 3, 2008, and that this investment was fully impaired. The ATA bankruptcy estate trust has been consolidated in our consolidated financial statements since August 2009 due to our primary beneficial interest in the estate.

        In May 2008, North American ceased scheduled service operations and moved capacity to its military business line to take advantage of increased demand in the military passenger business.

Operating Revenue

        Military Passenger and Cargo Revenue.    Our military revenues are derived from mission awards from the Air Mobility Command, or AMC. World operates both passenger and cargo missions for the AMC international program while North American operates only passenger missions. Revenue earned from each mission award is primarily based on the product of:

  •
  the relevant rate paid per seat mile or ton mile per aircraft category, or Effective Rate (formerly known as the Line Haul Rate), multiplied by

  •
  the number of seats or tons contracted for purchase by the AMC for each aircraft type, or Allowable Cabin Load, multiplied by

  •
  mission miles, which are calculated flight miles based on awarded routing.

        Because our revenues are based on the Allowable Cabin Load, the revenue we earn is not affected by the number of troops or tons of freight we transport.

        The AMC also reimburses us for our fuel costs. Fuel costs are included in the calculation of the relevant Effective Rate through the inclusion of a Fuel Peg Rate mechanism, which is determined based on a weighted average forecast of commercial and DOD fuel prices, including into-plane fees and taxes. The weighted average forecast for fuel prices varies between our military passenger and military cargo operations due to the relative mix of sources of fuel accessed to service each of the respective operations. While the price we pay for fuel may affect our revenue from award to award, changes in fuel prices do not materially affect our results of operations due to the military's monthly fuel price reconciliation process. Each month, the military compares the actual fuel prices we paid for missions during the previous month with the Fuel Peg Rate used in the calculation of the relevant Effective Rate. In instances where we overpaid, the military reimburses us the difference, and in instances where we underpaid, we reimburse the military for the difference. Operating income may be incrementally affected, positively or negatively, by a change in the Fuel Peg Rate due to the cost-plus nature of the Effective Rate calculation.

        We analyze the performance of our military business based on block hours flown and block hour rates earned. A block hour is the time interval from an aircraft's departure from one terminal to its arrival at another. We calculate the block hour rate by dividing total operating revenue by the total block hours flown for a period.

        Commercial Cargo and Passenger Revenue.    Our commercial revenues are principally driven by overall macroeconomic trends that affect cargo and passenger demand, capacity available in the markets in which we compete and general pricing dynamics. World operates both commercial cargo and passenger services while North American operates only passenger services.

        We provide our services through two contract structures: ACMI contracts and full service contracts. ACMI contracts are aircraft operational arrangements whereby we provide the aircraft, crew, maintenance and insurance to a customer for a fee that is generally based on the expected block hours multiplied by a block hour rate. An ACMI contract includes a minimum block hour commitment per month over the term of the contract, which is typically one year. In contrast, a full service contract is an aircraft operational arrangement whereby we provide the aircraft, crew, maintenance, insurance, fuel, landing, ground handling and other necessary operating services to a customer for a single fee that is either based on a fixed fee or a fee based on block hours multiplied by a block hour rate. Full service contracts generally involve higher rates than ACMI contracts because of the full array of services paid for by us, such as fuel, and in turn provided to the customers. Due to this price differential per block hour, the mix of full service and ACMI block hours flown in any period can affect our period-over-period commercial revenue results.

An increase in relative full service block hours flown will generate higher commercial revenue, all else equal. A decrease in relative full service block hours flown will have the converse effect. The mix of full service and ACMI block hours will not have a similar effect on operating income, however, because of the greater operating expenses we incur with respect to full service contracts.

        Since our ACMI customers are responsible for fuel costs, our commercial ACMI revenues are not directly affected by fuel price changes. However, a significant increase in fuel prices could have an adverse effect on demand for the use of our aircraft. Our commercial full service revenues are fuel price sensitive (although operating income is much less so), as we generally increase or decrease full service block hour rates to reflect the fuel costs in our pricing model. Our full service contracts generally will have a block hour rate adjustment provision to mitigate losses created by differences between the fuel prices stated in the contract and the actual fuel price paid by us.

        We also analyze the performance of our commercial cargo and passenger businesses based on block hours flown and the block hour rate earned.

        Scheduled Service Revenue.    Scheduled service revenue historically included revenue derived from scheduled services operated by ATA, which ceased business operations on April 3, 2008, and by North American, which discontinued scheduled service in May 2008. Through 2009, North American continued to recognize some scheduled service revenue related to expired tickets, which typically expire 12 months after purchase if unused. At expiration, the value of the tickets is recorded as earned revenue.

        Other Revenue.    Other revenue primarily consists of revenue generated from the rebill to our customers of operating costs incurred by us under ACMI contracts. We refer to this as "ACMI rebill revenue". We promptly rebill our ACMI customers when we purchase certain products or services on behalf of our ACMI customers, such as fuel, ground handling or catering, as necessary in certain circumstances or to expedite operations. In 2009, ACMI rebill revenue was less than 7% of our total ACMI revenue. Subservice events refer to flights where we are paid by our customer, but classify the amounts payable as other revenue because we have contracted the operation of the flight to another air carrier due to capacity constraints, aircraft maintenance events, or scheduling conflicts.

Operating Expenses

        Aircraft Fuel.    Aircraft fuel expense includes all fuel costs incurred by us under our military and full service commercial contracts. In addition, in certain circumstances, we purchase fuel for our ACMI commercial customers and subsequently rebill them. Aircraft fuel expense is a variable cost; however, our fuel price volatility exposure is limited to our full service commercial contracts. At times, we have experienced temporary favorable and unfavorable fluctuations in working capital due to the timing of significant fuel price changes and reimbursement for these costs. For the six months ended June 30, 2010 and the year ended December 31, 2009, 97% and 96%, respectively, of our block hours were flown under military or ACMI commercial contracts providing for our actual fuel costs to be paid or reimbursed by our customers.

        Aircraft Rentals.    Aircraft rentals include aircraft and engine rent expense under our various operating leases for aircraft and spare engines. These costs are generally fixed for the duration of the leases. Aircraft rentals can also include certain supplemental rents paid to fund future maintenance events, commonly referred to as maintenance reserves. In circumstances where we determine a maintenance reserve will not be refundable to us, or paid to us to fund scheduled maintenance events or meet aircraft redelivery requirements, we record those payments to the lessor as aircraft rentals.

        Maintenance, Materials and Repairs.    Maintenance, materials and repairs expense includes the cost of repairing our aircraft, which includes the repair or replacement of parts as appropriate, certain scheduled airframe maintenance events, company and contract labor for maintenance activities, line maintenance and other non-capitalized direct costs related to fleet maintenance, including short-term spare engine leases, loan and exchange fees for spare parts, and shipping costs. It also includes the engine usage costs incurred under hourly engine maintenance agreements, which we have for certain of our aircraft. These agreements require us to pay monthly fees to the vendor based on a specified rate per engine flight hour, in exchange for the vendor's performance of overhauls and maintenance as required. Also included in maintenance, materials and repairs expense is the cost of our maintenance employees including their benefits. We generally view a large portion of our maintenance, materials and repairs expense as a variable cost.

        Flight Operations.    Flight operations expense includes the wages and benefits paid to our pilots, training costs for our personnel, flight operations management functions and our hull insurance expense. We generally view the non-salary portion of flight operations expense as a variable cost. Our pilots are represented by collective bargaining agreements, and as such, their wages and benefits are generally fixed, although we have some flexibility to adjust staffing levels.

        Aircraft and Traffic Servicing.    Aircraft and traffic servicing expense includes the costs incurred at airports to land and service our aircraft and to handle passenger check-in, security, cargo, and baggage. It also includes navigation fees, which are incurred when our aircraft fly through certain foreign air space and are paid to the relevant foreign authorities, and all aircraft and traffic servicing employee costs and benefits for line and management functions such as ground operations. The non-salary portions of aircraft and traffic servicing expenses are variable costs. We typically do not incur aircraft and traffic servicing expenses under ACMI contracts.

        Passenger Services.    Passenger services expense includes the wages and benefits paid to our flight attendants, training costs for our personnel, on-board costs of meal and beverage catering for our non-ACMI commercial departures, passenger liability insurance and passenger services management functions, such as flight attendant management. In addition, these expenses include passenger fees and costs incurred for mishandled baggage and costs related to compensation for passengers who have been inconvenienced due to flight delays or cancellations. We generally view the non-salary portion of passenger services expense as a variable cost based on the number of aircraft we operate and block hours flown by us. Our flight attendant groups are represented by collective bargaining agreements, and as such, their wages and benefits are generally fixed, although we have some flexibility to adjust staffing levels.

        Crew Positioning.    Crew positioning expenses are primarily the cost of air and ground transportation and hotels incurred to position crewmembers in locations around the world from which they can operate their flights and then return to their home bases. World's crews are home-based throughout the United States, while North American's crews are based at John F. Kennedy (JFK) International Airport in New York. These are variable costs.

        Selling and Marketing.    Selling and marketing expenses primarily include the commissions we pay to Alliance team members as compensation for military missions we operate that were awarded to our team based on their AMC entitlement points. These commissions are negotiated as a percentage of the revenue we earn from those military missions. We pay these commissions monthly. We consider commissions as a variable cost. Selling and marketing expenses also include salaries, wages and benefits and professional fees related to our selling and marketing functions and advertising and product marketing activity. These are mainly variable costs.

        Depreciation and Amortization.    Depreciation reflects the periodic expensing of the recorded cost of owned airframe and engines, capitalized engine overhauls and related life limited parts, referred to as LLPs, and certain scheduled airframe and landing gear maintenance events, leasehold improvements, and rotable parts for all fleet types, together with our property and equipment. Amortization reflects the periodic expensing of the recorded value of our definite-lived intangible assets. These are fixed costs.

        General and Administrative.    General and administrative expenses principally include corporate and management's salaries, wages and benefits, professional fees, including legal and accounting, the cost of general insurance policies, such as workers' compensation insurance, and rent and facility costs. Also included in general and administrative expense is the cost of certain contingent liability provisions, including our guarantees of ATA leasing obligations. These are fixed costs.

        Asset Impairment and Aircraft Retirements.    Asset impairment and aircraft retirements include all identifiable costs relating to impaired assets, both tangible and intangible, as well as costs associated with the retirement of aircraft and engines. For discussion regarding impairment testing, see "Critical Accounting Policies and Estimates" below.

        Other Expenses.    Other expenses primarily include the expense related to subservice events, and customer reimbursement for damaged cargo. Other expenses are generally variable in nature.

Critical Accounting Policies and Estimates

        The preparation of financial statements in conformity with GAAP requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities.

        Certain significant accounting policies used in the preparation of the financial statements require us to make difficult, subjective or complex judgments and thus we consider these critical accounting policies. We have identified the following as critical accounting policies.

        Accounting for Long-Lived Assets.    As of June 30, 2010, we had $127.4 million of net property and equipment and $179.7 million of definite-lived net intangible assets on our balance sheet. Generally, our property and equipment is depreciated to residual values over their estimated useful service lives using the straight-line method. Leasehold improvements and rotable parts related to our aircraft are depreciated over the period of benefit or the terms of the related leases, whichever is less. Our facilities and ground equipment are generally depreciated over three to seven years. Definite-lived intangible assets are amortized on a straight-line basis over the estimated lives of the related assets.

        We evaluate our long-lived assets by segment, including definite-lived intangible assets, for impairment when events or changes in circumstances indicate that the book value of the asset may not be recoverable. In testing for impairment, we compare the undiscounted estimated future cash flows from the expected use of those assets to their net book value to determine if impairment is indicated. Assets deemed impaired are written down to their estimated fair value through a charge to earnings. Fair values may be estimated using discounted cash flow analysis or quoted market prices, together with other available information. This requires the exercise of significant judgment and the preparation of numerous significant estimates.

        We record asset impairments and aircraft retirement (or return) charges based on operational needs and specific, non-recurring events. To date these non-routine impairments have not been required on a regular basis but rather on an infrequent basis under unusual circumstances. In 2007, with the consolidation of ATA, World and North American (as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview"), our excess fleet capacity was reduced by the early termination of three Boeing 737-300 leases resulting in aircraft retirement charges. ATA made the strategic decision to place a greater emphasis on the military passenger business and less on the short-range scheduled passenger service business. As described under "Summary Historical Consolidated Financial and Other Data," all asset impairment charges in 2008 related to the bankruptcy of ATA. In 2009, impairment charges were recorded related to damage caused by a hard landing of an aircraft and by the early return of two DC-10 freighters due to a decline in air cargo demand associated with the increase in fuel prices and economic recession in 2008 and 2009.

        In accordance with ASC 360, Property, Plant and Equipment and the AICPA Audit and Accounting Guide: Airlines, when impairment indicators are present, we assess the aircraft and aircraft-related assets for recoverability and record impairment charges as appropriate. Such impairment indicators have included management's commitment to permanently ground an aircraft and damage caused to an aircraft.

        When impairment indicators are present and aircraft or aircraft-related assets are tested for recoverability, an assessment is also made to determine if it is necessary to adjust the remaining useful lives and salvage values of such assets, regardless of whether an impairment charge is recorded.

        The actual aircraft asset impairment charges recorded in the periods presented resulted in the assets being written down to zero or to their salvage values, and management determined no adjustments to useful lives of other aircraft within its fleet were required.

        As part of our business strategy, we have an on-going initiative to simplify our fleet. In 2009, we began to replace and retire DC-10 passenger and freighter aircraft. Currently, we are evaluating the retirement of our remaining DC-10 aircraft subject to passenger requirements from the military and the availability of more efficient replacement aircraft. To date, our evaluation has included commercial discussions with our DC-10 lessor to determine the financial impact associated with the early termination of our DC-10 aircraft leases. As of June 30, 2010, the net book value of our DC-10 aircraft and related rotables and parts inventory was approximately $19.5 million. In addition, we are obligated to make minimum payments for engine support over the life of such aircraft leases. As of June 30, 2010, the net present value of the DC-10 related lease payments was $12.6 million. In the event we elect to retire our DC-10 aircraft prior to the expiration of their respective leases, we expect to reduce the net book value of the assets to salvage value and to expense the net present value of the DC-10 related lease payments. The net present value of the DC-10 related lease payments may be offset by revenue generated by subleasing or selling the engines. As of the date hereof, no indicators of impairment have been noted which would cause us to believe that the carrying value of these aircraft is unrecoverable.

        Indefinite-Lived Intangible Assets.    We do not amortize our indefinite-lived intangible assets. We test the book value of our intangible assets for impairment on an annual basis and, if certain events or circumstances indicate that an impairment loss may have incurred, on an interim basis. This requires the exercise of significant judgment and the preparation of numerous estimates.

        Purchase Accounting.    On August 14, 2007, we acquired World Air Holdings and its wholly-owned subsidiaries, World, North American, World Airways Parts Company, LLC and World Risk Solutions Ltd. We allocated the cost of World Air Holdings and its wholly-owned subsidiaries to the assets acquired, including identifiable intangible assets and the liabilities assumed based on their estimated fair values on the date of acquisition.

        The allocation of the total purchase price was adjusted within one year from the date of the acquisition when improved information regarding assets and liability valuations became available to us. See Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

        Airframe and Engine Maintenance and Lease Requirements.    The cost of major engine overhauls for fleet types not covered under a maintenance agreement, and the cost of certain overhauls related to heavy airframe, engine, LLPs, landing gear and auxiliary power units, which we refer to as APUs, for all fleet types, are capitalized when performed and amortized over estimated useful lives based upon usage, or to earlier fleet or aircraft calendar limits, for both owned and leased aircraft. We have maintenance agreements for certain items, such as engines, which require us to pay a monthly fee per engine flight hour in exchange for major overhaul, spares, and maintenance of those engines. We expense the cost per flight hour under these agreements as incurred. Under certain of our aircraft and engine leases, we are required to make periodic maintenance reserve payments to lessors for certain future maintenance work such as airframe, engine, LLP, landing gear and APU overhauls. In addition, under our aircraft and engine leases, we are required to return the airframes, engines, LLP, landing gear, and APUs to the lessors in a specified maintenance condition at the end of the lease (return condition). If the return condition is not met, the leases generally require us to provide financial compensation to the lessor. Under certain leases, the maintenance reserve deposits are not refundable to us. Consequently, we periodically review the balances of the maintenance reserve deposits and write off any amounts that are no longer probable of being used for maintenance. We have adopted the provisions of EITF 08-3, "Accounting by Lessees for Non-Refundable Maintenance Deposits," which became effective on January 1, 2009. In determining whether it is probable that maintenance deposits will be used to offset the liability for future maintenance costs, we consider the condition of the aircraft, including but not limited to the airframe and engines, and the projected future usage of the aircraft based on our business and fleet plans. For the years ended December 31, 2009, 2008, and 2007, we expensed $9.6 million, $10.3 million, and $5.0 million, respectively, of non-refundable maintenance reserve payments on certain aircraft leases where we determined that it was not probable that payments would be used to offset the liability for future maintenance costs.

        In June 2008, the Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) reached a consensus in Issue No. 08-3 (EITF 08-3), included in Accounting Standards Codification (ASC 840-10), pertaining to maintenance deposits under certain equipment lease agreements, whereby a lessee is legally or contractually responsible for repair and maintenance of the leased asset throughout the lease term. Additionally, certain lease agreements include provisions requiring the lessee to make deposits to the lessor to financially protect the lessor in the event the lessee does not properly maintain the leased asset. This issue applies to the lessee's accounting for maintenance deposits paid by a lessee under an arrangement accounted for as a lease that are refunded only if the lessee performs specified maintenance activities. The accounting by lessees for maintenance deposits was effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We adopted the provisions of ASC 840-10 effective January 1, 2009. The cumulative effect of the change in accounting for nonrefundable maintenance deposits as of January 1, 2009 increased our maintenance deposits by $7.3 million, increased our long-term deferred tax liabilities by $2.7 million and decreased our accumulated deficit by $4.6 million, net of tax.

        If an operating lease has return conditions, our policy is to accrue and expense ratably the return condition costs once they are estimable and probable. We recognized $0.1 million, $0.6 million and $1.0 million of return condition expense as part of maintenance, materials and repairs expense in our consolidated statement of operations for the years ended December 31, 2009, 2008, and 2007, respectively. Conversely, we recognized $3.0 million in return condition income as a reduction to maintenance, materials and repairs expense in the year ended December 31, 2008 as a result of reversing a return condition provision no longer appropriate as we elected to renew the applicable aircraft lease.

        Income Taxes.    We account for income taxes under the asset and liability method. Under this method, we recognize deferred income taxes based upon the tax effects of temporary differences between the financial statement and tax basis of assets and liabilities, as measured through the application of current enacted tax rates. When necessary, deferred income tax assets are reduced by a valuation allowance to an amount that is determined to be more likely than not recoverable. We make significant estimates and assumptions about future taxable income and future tax consequences when determining the amount of a valuation allowance.

        Our income tax provisions are based on calculations, estimates, and assumptions that are subject to potential examination by the Internal Revenue Service (IRS) and other taxing authorities. Although we believe the positions taken on previously filed tax returns are reasonable, we have established tax and interest reserves in recognition that taxing authorities may challenge the positions we have taken, which could result in additional liabilities of both taxes and interest. We review and adjust these reserves as circumstances warrant or as events occur that affect our potential liability, such as the lapsing of applicable statutes of limitation, conclusion of audits, a change based upon current calculations, identification of new issues, releases of administrative guidance or the rendering of a court decision affecting a particular issue. Any adjustment to the tax provision would be made in the period in which the facts that gave rise to the change become known.

        We adopted the provisions of ASC 450, Contingencies, on January 1, 2007. We developed and implemented a process, consistent with ASC 450 and ASC 740, Income Taxes, to ensure that uncertain tax positions are properly identified, recognized, and measured in our financial statements. We adopted ASC 805, Business Combinations, effective January 1, 2009. As such, the total unrecognized income tax benefits as of December 31, 2008, if recognized in future periods, will be recorded through income tax expense and will impact our effective tax rate.

        Stock-based Compensation.    On June 29, 2009, we approved certain new equity awards to certain employees under a 2009 Long-Term Incentive Plan that replaced awards granted under previous plans adopted in 2006 and 2007. This Plan allows us to grant incentives to employees in the form of incentive stock options, nonqualified stock options, restricted stock awards and various other performance awards. We accounted for the cancelled and replaced awards as modifications of existing awards with the new incremental fair value recognized over the vesting period beginning in the third quarter of 2009. In June 2010, the compensation committee of the board of directors approved a plan to accelerate the vesting of all awards currently outstanding under the 2009 Long-Term Incentive Plan, which we refer to as LTIP, in the event that our initial public offering of common stock is consummated on or before September 30, 2011 so that two-thirds of the total shares subject to each award will be vested upon consummation of the initial public offering and the remaining one-third will vest on the first anniversary of the consummation of the initial public offering. We will recognize stock-based compensation expense upon the acceleration of vesting of these awards. Assuming the offering is completed in December 2010, we anticipate recognizing approximately $9.5 million of expense related to the acceleration of the unamortized compensation on these awards in the third quarter of 2010.

        We measure the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of the awards. Options under each plan were granted with an exercise price not less that the market price at the grant date. None of our grants include performance-based or market-based vesting conditions. We estimate the fair value of stock option awards on the date of grant using a modified Black-Scholes option-pricing model, which requires us to make assumptions, some of which are subjective, including risk-free interest rate, stock price volatility and expected life of the options.

        Our assumption of the risk-free interest rate is based on the U.S. Treasury yield curve in effect for the expected term of the option at the time of grant. We base our stock price volatility assumptions on historical volatilities of comparable air carriers whose shares are traded using monthly stock price returns equivalent to the contracts term of the option. The expected life of the options is determined based upon an assumption that the options will be exercised evenly from vesting to expiration. As of December 31, 2009, we had $16.6 million of total unrecognized compensation costs related to stock-based compensation arrangements. We expect to recognize this expense over a weighted-average period of 2.82 years.

        During the most recent 12-month period through June 30, 2010, we have granted the following stock options:

Grant Date	Number of Options	Weighted-Average Exercise Price	Fair Value of Common Stock(1)	Weighted-Average Fair Value of Option Grant(2)	Intrinsic Value(3)
October 1, 2009	14,000	$10.00	$10.00	$3.43	$—
December 7, 2009	143,500	21.87	10.00	2.13	—
March 28, 2010	71,700	22.27	11.54	2.94	—

(1)
All fair value valuations were determined by our Board of Directors in consultation with management and valuation analyses performed at the date of each stock option grant.

(2)
As determined using the Black-Scholes valuation model at the date of each stock option grant.

(3)
Intrinsic value reflects the amount by which the value of shares (as of the grant date) exceeds the exercise price of the stock option.

Key Factors Affecting Results for the Three and Six Months Ended June 30, 2010

        Several factors influenced our results for the three and six months ended June 30, 2010 and the comparison to the corresponding periods in 2009:

        Improvement in Commercial Cargo Demand.    In the second quarter of 2010, we experienced a significant improvement in commercial cargo demand. All of our commercial customers flew in excess of their respective block hour guarantees during the quarter, in comparison to the second quarter of 2009 when only one customer flew in excess of guarantee. The second quarter also reflected our first full quarter flying for a Far Eastern carrier customer. In February 2010, we started flying for this customer, which fully utilized one of our B747 freighter aircraft during the second quarter of 2010. In addition, during the second quarter of 2010, we dedicated one of the MD-11 freighters from our current fleet regularly supporting military to instead support our current commercial cargo operations.

        Shift in Military Passenger Demand.    During the second quarter of 2010, the military continued to request higher capacity aircraft to accommodate larger troop movements in the operational build-up of troops in Afghanistan. As a result, our larger DC-10 and MD-11 aircraft, at World, operated more passenger block hours and our smaller B767 and B757 aircraft, at North American, operated fewer passenger block hours for the military compared to the second quarter of 2009. Overall, our consolidated revenue was positively affected for the three and six months ended June 30, 2010 due to the higher per block rates paid by the military for the larger aircraft.

        Strong Military Cargo Demand.    During the second quarter of 2010, we continued to experience very strong demand for our B747-400 freighter aircraft from the AMC. This was driven by the accelerated deployment of M-ATVs to support the troop build-up in Afghanistan.

        Fuel Price Increase.    On a consolidated basis, our average price per gallon paid for fuel was approximately 54% and 47% higher for the three and six months ended June 30, 2010, respectively. The majority of our fuel expenses is driven by military flights, both passenger and cargo. Our operating results were not materially affected by this increase as the military reimburses us for our fuel costs. The increase in the price of fuel for our military flights is reflected as revenue in both our passenger and cargo military revenue and generally offset in our aircraft fuel expense line item.

        Changes to Our Fleet.    In 2009, we completed the early return of two DC-10 freighter aircraft to the lessor. With the addition of the three MD-11 freighter aircraft in 2008 along with the economic downturn, we no longer needed these less efficient, older aircraft to meet demand from the military. We also rendered inactive and retired our one owned DC-10 passenger aircraft as continued operation would have required significant maintenance expense. We returned one other DC-10 passenger aircraft to its lessor due to damage sustained in a hard landing during 2009. Finally, we added one additional MD-11 passenger aircraft to replace the lost DC-10 capacity in our military business. We did not make any changes to our fleet in the first half of 2010.

Comparison of the Three Months Ended June 30, 2010 and 2009

Segment and Key Operating Data

        We have two reporting segments: World and North American. Selected financial data for the three months ended June 30, 2010 and 2009 are set forth below (in thousands):

	Three Months Ended June 30, 2010
	World	North American	All Other	Consolidated Total
Revenues from external customers	$204,448	$87,552	$—	$292,000
Intersegment revenues	207	—	6,296	6,503
Depreciation and amortization	12,466	6,458	177	19,101
Total operating expenses	194,871	83,010	1,061	278,942
Operating income (loss)	9,577	4,542	(1,061)	13,058
Interest income	502	143	1	646
Interest expense	(7,892)	(3,676)	(255)	(11,823)
Loss on investment	—	—	(89)	(89)
Loss on debt extinguishment	—	—	(1,239)	(1,239)
Income tax expense (benefit)	1,504	624	(1,814)	314

	Three Months Ended June 30, 2009
	World	North American	All Other	Consolidated Total
Revenues from external customers	$146,760	$97,966	$—	$244,726
Intersegment revenues	28	188	5,177	5,393
Depreciation and amortization	14,258	4,764	24	19,046
Asset impairment and aircraft retirements	685	—	—	685
Total operating expenses	167,509	81,182	(266)	248,425
Operating income (loss)	(20,749)	16,784	266	(3,699)
Interest income	688	286	7	981
Interest expense	(8,907)	(4,723)	149	(13,481)
Gain on investment	—	—	1,500	1,500
Gain on debt extinguishment	—	—	85,305	85,305
Income tax expense (benefit)	(9,914)	4,327	34,666	29,079

        The following table sets forth selected key metrics by segment:

	Three Months Ended June 30,
	2010	2009
World
Military passenger block hours	6,402	5,608
Military cargo block hours	1,873	1,600
Commercial cargo block hours	6,202	4,924
Commercial passenger block hours	790	1,289
Non-revenue block hours	186	214
Total block hours	15,454	13,635
Non-ACMI block hours(1)	8,878	7,567
Non-ACMI departures(2)	1,614	1,373
Total departures	2,679	2,464
Weighted average fuel price per gallon	$2.49	$1.57
Number of aircraft in fleet, end of period	20.0	22.0
Average aircraft in revenue service	17.9	19.8
Average daily aircraft utilization (block hours flown per day per average aircraft in revenue service)	9.5	7.6
North American
Military passenger block hours	5,463	6,829
Commercial passenger block hours	634	335
Non-revenue block hours	33	46
Total block hours	6,130	7,210
Non-ACMI block hours(1)	5,711	7,017
Non-ACMI departures(2)	1,035	1,164
Total departures	1,163	1,209
Weighted average fuel price per gallon	$2.50	$1.71
Number of aircraft in fleet, end of period	10.0	11.0
Average aircraft in revenue service	8.2	10.9
Average daily aircraft utilization (block hours flown per day per average aircraft in revenue service)	8.2	7.3

(1)
Non-ACMI block hours refers to total block hours minus ACMI cargo block hours minus ACMI passenger block hours.

(2)
Non-ACMI departures refers to total departures minus ACMI cargo departures minus ACMI passenger departures.

Financial Overview for the Three Months Ended June 30, 2010 and 2009

Operating Revenues

        Total operating revenues for the three months ended June 30, 2010 increased $47.3 million, or 19%, to $292.0 million, compared to $244.7 million for the three months ended June 30, 2009.

        Military Passenger Revenue.    Military passenger revenue for the three months ended June 30, 2010 increased $26.6 million, or 15%, to $209.6 million, compared to $183.0 million for the three months ended June 30, 2009.

        World accounted for $38.7 million of the increase, primarily due to a 58% increase in the price of fuel per gallon, which increased to $2.49 per gallon in 2010 from $1.57 per gallon in 2009. The increase in military passenger revenue was also partially due to an increase in AMC passenger block hours flown, which increased by 794, or 14%, to 6,402 in the second quarter of 2010 compared to 5,608 in the second quarter of 2009 due to higher military demand for wide-body passenger aircraft.

        The increase in military passenger revenue at World was partially offset by a decline in North American's military passenger revenue, which decreased by $12.1 million in the second quarter of 2010 compared to the same period in 2009, primarily as a result of a 20% decline in AMC passenger block hours flown principally due to the shift in military demand toward the larger wide-body aircraft and away from smaller aircraft, such as those in North American's fleet. Second quarter of 2010 military passenger block hours were 5,463 compared to 6,829 in the second quarter of 2009. The decline in AMC passenger block hours was partially offset by a 46% increase in the price of fuel per gallon, which increased to $2.50 per gallon in 2010 from $1.71 per gallon in 2009.

        Military Cargo Revenue.    Military cargo revenue for the three months ended June 30, 2010 increased $15.7 million, or 77%, to $36.0 million, compared to $20.3 million for the three months ended June 30, 2009.

        World accounted for all of the increase as North American does not operate freighter aircraft. The block hour rate paid on military cargo block hours increased 51%, primarily due to a 58% increase in the price of fuel per gallon, which increased to $2.49 per gallon in 2010 from $1.57 per gallon in 2009. In addition military cargo block hours flown during the three months ended June 30, 2010 increased 17% to 1,873 compared to 1,600 in the same period in 2009. This increase primarily resulted from the military's strong demand for B747-400 aircraft to transport M-ATVs to Afghanistan.

        Commercial Cargo Revenue.    Commercial cargo revenue for the three months ended June 30, 2010 increased $9.8 million, or 41%, to $33.9 million, compared to $24.1 million for the three months ended June 30, 2009.

        The increase in revenue, all at World because North American does not operate freighter aircraft, reflects a 26% increase in block hours flown to 6,202 in the second quarter of 2010 from 4,924 in the second quarter of 2009. This increase in block hours reflects the overall improvement in commercial cargo demand. For example, one of our B747-400 freighters contracted under an ACMI contract operated 1,293 block hours in the second quarter of 2010. By comparison, World only operated 240 block hours under ACMI contracts across two B747-400 freighter aircraft in the second quarter of 2009. In addition, the block hour rate paid by our commercial cargo customers was up 12% in the second quarter of 2010 versus the second quarter of 2009 mainly due to an increase in the mix of B747-400 flying and the positive impact of more commercial back-hauls off one-way AMC missions.

        Commercial Passenger Revenue.    Commercial passenger revenue for the three months ended June 30, 2010 decreased $2.4 million, or 18%, to $11.0 million, compared to $13.4 million for the three months ended June 30, 2009.

        World commercial passenger revenue decreased $4.1 million, primarily due to a 39% decrease in the commercial passenger block hours flown during the second quarter of 2010 compared to the second quarter of 2009. This decrease was mainly due to a significant ACMI contract that ended in May of 2010 and our decision to shift our capacity from the commercial to military passenger segment to meet increased AMC demand.

        North American's commercial passenger revenue increased by $1.7 million in the second quarter of 2010 compared to the same period in 2009, primarily due to an increase in block hours from 335 in 2009 to 634 in 2010, partially offset by a decline in the commercial passenger block hour rate due to our mix of customers in each period.

        Scheduled Service Revenue.    We had no scheduled service revenue for the three months ended June 30, 2010 or 2009.

        Other Revenue.    Other revenue for the three months ended June 30, 2010 decreased $2.4 million to $1.5 million, compared to $3.9 million for the three months ended June 30, 2009. World accounted for most of the decrease, primarily due to a decline in rebill revenue from ACMI flights during the comparative quarterly periods.

Operating Expenses

        Total operating expenses for the three months ended June 30, 2010 increased $30.5 million, or 12%, to $278.9 million, compared to $248.4 million for the three months ended June 30, 2009.

        Aircraft Fuel.    Aircraft fuel expense for the three months ended June 30, 2010 increased $28.0 million, or 58%, to $76.2 million, as compared to $48.2 million for the three months ended June 30, 2009, primarily as a result of increased fuel prices and an increase in our consumption.

        World accounted for $23.7 million of the increase, mainly as a result of a 59% increase in the price of fuel, which increased to $2.49 per gallon for the quarter ended June 30, 2010 from $1.57 per gallon compared to the same period in 2009. In addition, fuel gallons consumed increased 18% to approximately 21.9 million gallons in the quarter ended June 30, 2010 compared to 18.6 million gallons during the quarter ended June 30, 2009. This increase in consumption was the result of a 17% increase in non-ACMI block hours.

        North American accounted for $4.3 million of the increase, mainly as a result of a 46% increase in the price of fuel, which increased to $2.50 per gallon in 2010 from $1.71 per gallon in 2009. This price increase was partially offset by a 15% decrease in fuel gallons consumed to approximately 8.6 million gallons in the quarter ended.

        June 30, 2010 compared to 10.1 million gallons during the same period in 2009. This decrease in consumption was the result of a 19% decrease in non-ACMI block hours. Also, during the quarter ended June 30, 2010, we recorded a liability of approximately $0.6 million to reimburse a customer for fuel primarily related to flights flown by North American in 2008.

        Under our military and ACMI contracts, World and North American have limited exposure to fuel price volatility, as the military reimburses us for our fuel costs and our commercial ACMI customers are responsible for fuel costs.

        Aircraft Rentals.    Aircraft rentals expense for the three months ended June 30, 2010 decreased $2.1 million, or 5%, to $39.3 million, compared to $41.4 million for the three months ended June 30, 2009.

        World's aircraft rentals expense increased $0.5 million primarily due to an increase in expensed supplemental rent deposits for the three months ended June 30, 2010 compared to the three months ended June 30, 2009.

        North American's aircraft rentals expense decreased $2.6 million due to the scheduled return of a B767, which was leased under a short-term lease and returned in the fourth quarter of 2009, and a decline in expensed supplemental rent deposits.

        Maintenance, Materials and Repairs.    Maintenance, materials and repairs expense for the three months ended June 30, 2010 decreased $3.6 million, or 10%, to $31.4 million, compared to $35.0 million for the three months ended June 30, 2009.

        World maintenance, materials and repairs expense decreased $4.8 million, the majority of which related to a $4.5 million credit recorded for the three months ended June 30, 2010 on the recovery of an MD-11 engine due to an updated overhaul strategy. During the year ended December 31, 2009, we recorded a liability for a leased engine that was deemed to be beyond economic repair. The amount recorded was equal to the engine value specified in the lease agreement less the estimated recoverable engine maintenance reserve deposits. During the three months ended June 30, 2010, we entered into an agreement to purchase a disassembled engine for $3.0 million. We intend to use the parts from this engine to refurbish the engine that was deemed to be beyond economic repair. Based on this overhaul strategy, we recorded a credit to maintenance, materials and repair expense of $4.5 million during the three months ended June 30, 2010.

        North American maintenance, materials and repairs expense increased $1.2 million, primarily due to increased heavy scheduled maintenance in the three months ended June 30, 2010 compared to the three months ended June 30, 2009.

        Flight Operations.    Flight operations expense for the three months ended June 30, 2010 increased $0.5 million, or 2%, to $26.0 million, compared to $25.5 million for the three months ended June 30, 2009.

        World's flight operations expense remained unchanged. An 8% decrease in average pilot headcount was offset by increases in pilot salaries pursuant to the terms of their collective bargaining agreement. North American's flight operations expense increased $0.5 million primarily due to increases in pilot salaries pursuant to the terms of their collective bargaining agreement.

        Aircraft and Traffic Servicing.    Aircraft and traffic servicing expense for the three months ended June 30, 2010 decreased $0.3 million, or 1%, to $21.9 million, compared to $22.2 million for the three months ended June 30, 2009.

        World's aircraft and traffic servicing expense increased $1.8 million mainly as a result of its 18% increase in non-ACMI departures and an increase in our average navigation fee and ground operations expense per non-ACMI departure due to an increase in the mix of higher cost cities operated into during the quarter ended June 30, 2010. These increases were partially offset by fewer costs incurred on behalf of our ACMI customers and subsequently rebilled.

        North American's aircraft and traffic servicing expense decreased $2.1 million, primarily due to an 11% decline in non-ACMI departures and related lower navigation fees and ground operations expense for each non-ACMI departure.

        Passenger Services.    Passenger services expense for the three months ended June 30, 2010 increased $0.1 million, or 1%, to $18.8 million, compared to $18.7 million for the three months ended June 30, 2009.

        World's passenger services expense increased $1.0 million, primarily due to a 4% increase in passenger block hours flown in the three months ended June 30, 2010 compared to the three months ended June 30, 2009, an increase in flight attendant salaries pursuant to the terms of the collective bargaining agreement and an increase in passenger inconvenience fees.

        North American's passenger services expense decreased $0.9 million, primarily due to an 11% decrease in non-ACMI departures.

        Crew Positioning.    Crew positioning expense for the three months ended June 30, 2010 increased $2.5 million, or 20%, to $14.8 million, compared to $12.3 million for the three months ended June 30, 2009.

        World's crew positioning expense increased $2.2 million, mainly due to an 18% increase in non-ACMI departures coupled with a 9% increase in the average flight cost per non-ACMI departure.

        North American's crew positioning expense increased $0.3 million. While North American experienced an 11% decline in non-ACMI departures in the second quarter of 2010 compared to the second quarter of 2009, it also recorded an 20% increase in the average positioning expense per non-ACMI departure mainly related to an increase in the average international ticket prices purchased.

        Selling and Marketing.    Selling and marketing expense for the three months ended June 30, 2010 increased $2.2 million, or 17%, to $14.8 million, compared to $12.6 million for the three months ended June 30, 2009.

        Selling and marketing expense at World increased $3.0 million, primarily due to increased commissions paid to our Alliance team as a result of the 50% increase in military revenue recorded by World in the second quarter of 2010 compared to the second quarter of 2009.

        Selling and marketing expense at North American decreased $0.8 million, primarily due to a 13% decrease in military revenue recorded by North American during the second quarter of 2010 compared to the same period in 2009.

        Depreciation and Amortization.    Depreciation and amortization expense for the three months ended June 30, 2010 increased $0.1 million, to $19.1 million compared to $19.0 million for the three months ended June 30, 2009.

        World depreciation and amortization expense decreased $1.8 million. In June 2009, World had fully amortized its cargo customer intangible asset. Consequently, no amortization was recorded in future periods. In addition, a change in obsolesce reserves offset incremental depreciation related to capitalized maintenance events.

        North American depreciation and amortization expense increased $1.7 million, due primarily to a cumulative increase in maintenance events that qualified for capitalization in the second quarter of 2010 versus the second quarter of 2009 and that related to engine overhauls and certain scheduled airframe heavy maintenance events that are being depreciated over their respective useful lives.

        Corporate depreciation and amortization expense increased $0.2 million due to the capitalization and subsequent depreciation of a new accounting system implemented during late 2009.

        General and Administrative.    General and administrative expense for the three months ended June 30, 2010 increased $3.4 million, or 30%, to $14.7 million, compared to $11.3 million for the three months ended June 30, 2009.

        World's general and administrative expense increased $0.9 million due to an increase in projected incentive payouts due to stronger than planned performance at World.

        North American's general and administrative expense decreased $0.6 million due to decreased administrative salaries.

        Global administrative general and administrative expense increased $3.1 million primarily due to an increase in our litigation reserves and increased compensation expense for administrative personnel.

        Asset Impairment and Aircraft Retirements.    We had no asset impairment and aircraft retirement expense for the three months ended June 30, 2010. Asset impairments and aircraft retirements totaling $0.7 million, net of $1.0 million of insurance proceeds, were recorded for the three months ended June 30, 2009 due to the retirement of a damaged World Airways DC-10 passenger aircraft.

        Other Expenses.    Other expenses for the three months ended June 30, 2010 increased $0.5 million, or 36%, to $1.9 million, compared to $1.4 million for the three months ended June 30, 2009. This increase was primarily due to increased subservice events and related costs of $0.3 million at World and $0.2 million at North American.

Operating Income

        Operating income for the three months ended June 30, 2010 increased $16.8 million to $13.1 million, compared to a $3.7 million operating loss for the three months ended June 30, 2009. Total operating revenue was up $47.3 million, or 19%. At the same time, total operating expense increased by $30.5 million, or 12%. Total operating revenue and total operating expense both increased mainly due to an approximate 49% increase in the price of fuel per gallon. The most significant reason for the increase in operating margin (operating income divided by total operating revenue), which grew from a 1.5% operating deficit for the three months ended June 30, 2009 to a 4.7% operating margin for the three months ended June 30, 2010, was a 22% consolidated increase in aircraft utilization.

Other Income (Expense)

        Interest Expense.    Interest expense for the three months ended June 30, 2010 decreased $1.7 million, or 13%, to $11.8 million, compared to $13.5 million for the three months ended June 30, 2009. This decrease was mainly due to lower average outstanding debt in the second quarter of 2010 compared to the same period in 2009 due to the restructuring of our debt during the year ended December 31, 2009. This decrease was partially offset by an increase in the average interest rate.

        Gain (Loss) on Investment.    We recorded a loss on investment of $89,000 for the three months ended June 30, 2010 in connection with the consolidation of our primary beneficial interest in the ATA bankruptcy estate trust. In the three months ended June 30, 2009, we recorded a gain on investment of $1.5 million due to a cash distribution from the ATA bankruptcy estate trust.

        Gain (Loss) on Debt Extinguishment.    We recorded a $1.2 million loss on early extinguishment of debt during the three months ended June 30, 2010 as a result of an $8.0 million purchase of the First Lien Notes made in the open market. We recorded an $85.3 million gain on extinguishment of debt for the three months ended June 30, 2009 related to the restructuring of our debt.

Income Taxes

        In assessing whether deferred tax assets are realizable, we consider whether it is more likely than not that some portion or all of our deferred tax assets will not be realized. We consider our historical income and loss position, the scheduled reversal of deferred tax liabilities (including the impact of available carry-back and carry-forward periods), projected future income, and tax planning strategies in making this assessment.

        During the three months ended June 30, 2010, the amount of nondeductible expenses, such as meals and entertainment, were disproportionate in comparison to pre-tax book income and, as a result, significantly affected our effective tax rate. Additionally, certain state deferred tax assets are subject to a valuation allowance. As a result, we recorded income tax expense of $0.3 million for the three months ended June 30, 2010, resulting in an effective tax rate of 33.3%. Included in this amount is an accrual for additional interest for uncertain tax positions of $0.3 million. There were no other changes to our uncertain tax positions during the three months ended June 30, 2010.

        On April 2, 2008, ATA filed a voluntary petition for bankruptcy protection and as a result, we changed our financial accounting for ATA from a consolidating subsidiary to a cost method investment and recorded a $17.8 million impairment charge for the full investment in ATA. The realization of the tax benefit related to the impairment charge was uncertain at the time. Thus, a valuation allowance was established against this deferred tax asset.

        ATA's bankruptcy plan of reorganization became effective on March 31, 2009, resulting in the transfer of ATA's remaining assets into two grantor trusts established for the benefit of ATA's creditors. As of June 30, 2009, we were unable to fully complete the tax analysis of the bankruptcy because there were still aspects that were not fixed and determinable. Accordingly, we did not record any benefit for the potential worthless stock loss in ATA, any bad debt realization, or any cancellation of indebtedness income at that time. Additionally, during the three months ended June 30, 2009, we recorded a gain on investment of $1.5 million related to a payment made from ATA's bankruptcy trust to its creditor that did not result in a gain for tax purposes. These items and certain nondeductible expenses, such as meals and entertainment, affected our effective tax rate for the three months ended June 30, 2009. As a result, we recorded income tax expense of $29.1 million resulting in an effective tax rate of 41.3% for the three months ended June 30, 2009.

        A significant portion of the tax expense related to our debt restructuring in June 2009, for which we realized $85.3 million in cancellation of indebtedness income. Under the provisions of the American Recovery and Reinvestment Act of 2009, we are eligible to make an election to defer this income until 2014 and include it ratably over the ensuing four years. As of June 30, 2009, we had not determined if the election would be made to defer the income, therefore, the tax impact of the election had not been considered. During the fourth quarter of 2009, we completed this analysis, elected to defer this income, and, consequently, recorded a $29.9 million deferred tax liability.

Net Income

        Net income for the three months ended June 30, 2010 was $0.6 million, compared to net income of $41.3 million for the three months ended June 30, 2009, a decline of $40.7 million primarily due to a pre-tax $85.3 million non-recurring gain on extinguishment of debt booked in the second quarter of 2009 related to the restructuring of our debt during the year ended December 31, 2009.

Comparison of the Six Months Ended June 30, 2010 and 2009

Segment and Key Operating Data

        Selected financial data for the six months ended June 30, 2010 and 2009 are set forth below (in thousands):

	Six Months Ended June 30, 2010
	World	North American	All Other	Consolidated Total
Revenues from external customers	$417,725	$172,818	$—	$590,543
Intersegment revenues	296	—	14,290	14,586
Depreciation and amortization	24,730	12,612	351	37,693
Total operating expenses	398,219	167,431	563	566,213
Operating income	19,506	5,387	(563)	24,330
Interest income	1,025	648	2	1,675
Interest expense	(15,969)	(7,483)	(168)	(23,620)
Loss on investment	—	—	(1,306)	(1,306)
Loss on debt extinguishment	—	—	(1,239)	(1,239)
Income tax expense (benefit)	2,495	(349)	(1,879)	267

	Six Months Ended June 30, 2009
	World	North American	All Other	Consolidated Total
Revenues from external customers	$322,245	$193,050	$—	$515,295
Intersegment revenues	72	481	11,839	12,392
Depreciation and amortization	26,306	9,987	48	36,341
Total operating expenses	345,350	161,276	100	506,726
Operating (loss) income	(23,105)	31,774	(100)	8,569
Interest income	1,377	654	14	2,045
Interest expense	(18,022)	(9,480)	156	(27,346)
Gain on investment	—	—	41,500	41,500
Gain on debt extinguishment	—	—	85,305	85,305
Income tax expense (benefit)	(13,456)	8,431	33,998	28,973

        The following table sets forth selected key metrics by segment:

	Six Months Ended June 30,
	2010	2009
World
Military passenger block hours	13,015	12,063
Military cargo block hours	4,653	3,301
Commercial cargo block hours	11,222	10,796
Commercial passenger block hours	1,965	2,459
Non-revenue block hours	309	437
Total block hours	31,164	29,056
Non-ACMI block hours(1)	18,648	15,974
Non-ACMI departures(2)	3,328	2,919
Total departures	5,399	5,162
Weighted-average fuel price per gallon	$2.43	$1.64
Number of aircraft in fleet, end of period	20.0	22.0
Average aircraft in revenue service	18.1	20.6
Average daily aircraft utilization (block hours flown per day per average aircraft in revenue service)	9.5	7.8
North American
Military passenger block hours	11,437	13,748
Commercial passenger block hours	995	621
Non-revenue block hours	178	62
Total block hours	12,610	14,431
Non-ACMI block hours(1)	11,915	14,134
Non-ACMI departures(2)	2,178	2,417
Total departures	2,346	2,490
Weighted-average fuel price per gallon	$2.43	$1.69
Number of aircraft in fleet, end of period	10.0	11.0
Average aircraft in revenue service	8.1	10.5
Average daily aircraft utilization (block hours flown per day per average aircraft in revenue service)	8.6	7.6

(1)
Non-ACMI block hours refers to total block hours minus ACMI cargo block hours minus ACMI passenger block hours.

(2)
Non-ACMI departures refers to total departures minus ACMI cargo departures minus ACMI passenger departures.

Financial Overview for the Six Months Ended June 30, 2010 and 2009

Operating Revenues

        Total operating revenues for the six months ended June 30, 2010 increased $75.2 million, or 15%, to $590.5 million, compared to $515.3 million for the six months ended June 30, 2009.

        Military Passenger Revenue.    Military passenger revenue for the six months ended June 30, 2010 increased $37.4 million, or 10%, to $420.0 million, compared to $382.6 million for the six months ended June 30, 2009.

        World accounted for $58.3 million of the increase, primarily due to a 48% increase in the price of fuel per gallon, which increased to $2.43 per gallon in 2010 from $1.64 per gallon in 2009. The increase in military passenger revenue was also partially due to an increase in military passenger block hours flown, which increased by 952, or 8%, to 13,015 for the six months ended June 30, 2010 compared to 12,063 for the six months of 2009 due to higher military demand for wide-body passenger aircraft.

        The increase in military passenger revenue at World was partially offset by a decline in North American's military passenger revenue, which decreased by $20.9 million for the six months ended June 30, 2010 compared to the same period in 2009, primarily as a result of a 17% decline in AMC passenger block hours flown primarily due to the shift in military demand toward the larger wide-body aircraft and away from smaller aircraft, such as those in North American's fleet. In the six months ended 2010, military passenger block hours were 11,437 compared to 13,748 in the same six months of 2009. The decline in AMC passenger block hours was partially offset by a 44% increase in the price of fuel per gallon, which increased to $2.43 per gallon in 2010 from $1.69 per gallon in 2009.

        Military Cargo Revenue.    Military cargo revenue for the six months ended June 30, 2010 increased $41.3 million, or 92%, to $86.0 million, compared to $44.7 million for the six months ended June 30, 2009.

        World accounted for all of the increase as North American does not operate freighter aircraft. The block hour rate paid on military cargo block hours increased 36%, primarily due to a 48% increase in the price of fuel per gallon, which increased to $2.43 per gallon in 2010 from $1.64 per gallon in 2009. In addition, military cargo block hours flown during the six months ended June 30, 2010 increased 41% to 4,653 compared to 3,301 for the same period in 2009. This increase primarily resulted from the military's strong demand for B747-400 aircraft to transport M-ATVs to Afghanistan.

        Commercial Cargo Revenue.    Commercial cargo revenue for the six months ended June 30, 2010 increased $5.0 million, or 9%, to $59.9 million, compared to $54.9 million for the six months ended June 30, 2009.

        The increase in revenue, all at World because North American does not operate freighter aircraft, reflects a 4% increase in block hours flown to 11,222 for the six months ended June 30, 2010 from 10,796 for the six months ended June 30, 2009. This increase in block hours reflects the overall improvement in commercial cargo demand. Our existing customers have generally been flying above contractual minimums for the six months ended June 30, 2010 compared to the same period in 2009. In addition, the block hour rate paid by our commercial cargo customers was up 5% for the six months ended June 30, 2010 compared to the same six months of 2009 mainly due to an increase in the mix of B747-400 flying and the positive impact of more commercial back-hauls off one-way AMC missions.

        Commercial Passenger Revenue.    Commercial passenger revenue for the six months ended June 30, 2010 decreased $2.6 million, or 11%, to $21.6 million, compared to $24.2 million for the six months ended June 30, 2009.

        World commercial passenger revenue decreased $3.6 million, primarily due to a 20% decrease in the commercial passenger block hours flown during the six months ended June 30, 2010 compared to the same six months of 2009. This decrease was mainly due to a significant ACMI contract that ended in May of 2010 and our decision to shift our capacity from the commercial to AMC passenger segment to meet increased AMC demand.

        North American's commercial passenger revenue increased by $1.0 million in the six months ended June 30, 2010 compared to the same period in 2009 primarily due to an increase in block hours from 621 in 2009 to 995 in 2010, partially offset by a decline in the commercial passenger block hour rate due to our mix of customers in each period.

        Scheduled Service Revenue.    We had no scheduled service revenue for the six months ended June 30, 2010 and $0.3 million for the six months ended June 30, 2009. We ceased all scheduled service in 2008, and recorded $0.3 million in expired unused scheduled service tickets during the six months ended June 30, 2009.

        Other Revenue.    Other revenue for the six months ended June 30, 2010 decreased $5.4 million to $3.1 million, compared to $8.5 million for the six months ended June 30, 2009. World accounted for most of the decrease, primarily due to a decline in rebill revenue from ACMI flights during the comparative six month periods.

Operating Expenses

        Total operating expenses for the six months ended June 30, 2010 increased $59.5 million, or 12%, to $566.2 million, compared to $506.7 million for the six months ended June 30, 2009.

        Aircraft Fuel.    Aircraft fuel expense for the six months ended June 30, 2010 increased $50.6 million, or 49%, to $153.1 million, compared to $102.5 million for the six months ended June 30, 2009, primarily as a result of increased fuel prices and an increase in our consumption.

        World accounted for $42.7 million of the increase, mainly as a result of a 48% increase in the price of fuel, which increased to $2.43 per gallon in 2010 from $1.64 per gallon in 2009. In addition, fuel gallons consumed increased 16% to approximately 45.6 million gallons for the six months ended June 30, 2010 compared to 39.2 million gallons for the comparable period in 2009. This increase in consumption was the result of a 17% increase in non-ACMI block hours.

        North American accounted for $7.9 million of the increase, mainly as a result of a 44% increase in the price of fuel, which increased to $2.43 per gallon in 2010 from $1.69 per gallon in 2009. This price increase was partially offset by a 14% decrease in fuel gallons consumed to approximately 17.2 million gallons in the six months ended June 30, 2010 compared to 20.1 million gallons during the same period in 2009. This decrease in consumption was the result of a 16% decrease in non-ACMI block hours. Also, during the quarter ended June 30, 2010, we recorded a liability of approximately $0.6 million to reimburse a customer for fuel primarily related to flights flown by North American in 2008.

        Under our military and ACMI contracts, World and North American have limited exposure to fuel price volatility, as the military reimburses us for our fuel costs and our commercial ACMI customers are responsible for fuel costs.

        Aircraft Rentals.    Aircraft rentals expense for the six months ended June 30, 2010 decreased $4.0 million, or 5%, to $78.4 million, compared to $82.4 million for the six months ended June 30, 2009.

        World's aircraft rentals expense decreased $0.4 million primarily due to a decline in expensed supplemental rent deposits for the six months ended June 30, 2010 compared to the six months ended June 30, 2009.

        North American's aircraft rentals expense decreased $3.6 million due to the scheduled return of a B767, which was leased under a short-term lease and a decline in expensed supplemental rent deposits.

        Maintenance, Materials and Repairs.    Maintenance, materials and repairs expense for the six months ended June 30, 2010 decreased $1.2 million, or 2%, to $66.7 million, compared to $67.9 million for the six months ended June 30, 2009.

        World maintenance, materials and repairs expense decreased $3.9 million, the majority of which related to a $4.5 million credit recorded for the three months ended June 30, 2010 on the recovery of an MD-11 engine due to an updated overhaul repair strategy. During the year ended December 31, 2009, we recorded a liability for a leased engine that was deemed to be beyond economic repair. The amount recorded was equal to the agreed-upon engine value specified in the lease agreement less the estimated recoverable engine maintenance reserve deposits. During the three months ended June 30, 2010, we entered into an agreement to purchase a disassembled engine for $3.0 million. We intend to use the parts from this engine to refurbish the engine that was deemed to be beyond economic repair. Based on this overhaul strategy, we recorded a credit to maintenance, materials and repair expense of $4.5 million during the three months ended June 30, 2010.

        North American maintenance, materials and repairs expense increased $2.7 million, primarily due to increased heavy scheduled maintenance for the six months ended June 30, 2010 compared to the six months ended June 30, 2009.

        Flight Operations.    Flight operations expense for the six months ended June 30, 2010 increased $1.0 million, or 2%, to $52.8 million, compared to $51.8 million for the six months ended June 30, 2009.

        World's flight operations expense increased $0.4 million, primarily due to a 7% increase in total block hours.

        North American's flight costs increased $0.6 million, primarily due to increases in pilot salaries pursuant to the terms of their collective bargaining agreement.

        Aircraft and Traffic Servicing.    Aircraft and traffic servicing expense for the six months ended June 30, 2010 increased $0.4 million, or 1%, to $46.2 million, compared to $45.8 million for the six months ended June 30, 2009.

        World's aircraft and traffic servicing expense increased $3.2 million mainly as result of its 14% increase in non-ACMI departures and an increase in our average navigation fee and ground operations expense per non-ACMI departure due to an increase in the mix of higher cost cities operated into during the six months ended June 30, 2010. These increases were partially offset by less cost incurred on behalf of our ACMI customers and subsequently rebilled.

        North American's aircraft and traffic servicing expense decreased $2.8 million, primarily due to a 10% decline in non-ACMI departures and related lower navigation fees and ground operations expense for each non-ACMI departure.

        Passenger Services.    Passenger services expense for the six months ended June 30, 2010 increased $1.0 million, or 3%, to $39.2 million, compared to $38.2 million for the six months ended June 30, 2009 and an increase in passenger inconvenience fees paid.

        World's passenger services expense increased $2.1 million, primarily due to a 3% increase in passenger block hours flown in the six months ended June 30, 2010 compared to the six months ended June 30, 2009 and an increase in flight attendant salaries pursuant to the terms of the collective bargaining agreement. In addition, passenger inconvenience fees paid were higher in the six months ended June 30, 2010 compared to the six months ended June 30, 2009.

        North American's passenger services expense decreased $1.1 million, primarily due to a 10% decrease in non-ACMI departures.

        Crew Positioning.    Crew positioning expense for the six months ended June 30, 2010 increased $2.1 million, or 8%, to $29.1 million, compared to $27.0 million for the six months ended June 30, 2009.

        World's crew positioning expense increased $1.7 million, mainly due to a 14% increase in non-ACMI departures partially offset by a 16% decline in hotel cost per non-ACMI departure.

        North American's crew positioning expense increased $0.4 million. While North American experienced a 10% decline in non-ACMI departures during the six months ended June 30, 2010 compared to the second six months of 2009, it also recorded a 16% increase in the average positioning expense per non-ACMI departure mainly related to an increase in the average price of international tickets purchased.

        Selling and Marketing.    Selling and marketing expense for the six months ended June 30, 2010 increased $4.5 million, or 17%, to $30.8 million, compared to $26.3 million for the six months ended June 30, 2009.

        Selling and marketing expense at World increased $5.4 million, primarily due to increased commissions paid to our Alliance team as a result of the 41% increase in military revenue recorded by World in the six months ended June 30, 2010 compared to the comparable period in 2009.

        Selling and marketing expense at North American decreased $0.9 million, primarily due to an 11% decrease in military revenue recorded by North American during the six months ended June 30, 2010 compared to the same period in 2009.

        Depreciation and Amortization.    Depreciation and amortization expense for the six months ended June 30, 2010 increased $1.4 million, or 4%, to $37.7 million compared to $36.3 million for the six months ended June 30, 2009.

        World depreciation and amortization expense decreased $1.6 million. In June 2009, World had fully amortized its cargo customer intangible asset. Consequently, no amortization was recorded in future periods. In addition, a change in obsolesce reserves offset incremental depreciation related to capitalized maintenance events.

        North American depreciation and amortization expense increased $2.7 million, due primarily to maintenance events that qualified for capitalization in the six months ended June 30, 2010 versus the comparable period in 2009 and that related to engine overhauls and certain scheduled airframe heavy maintenance that are being depreciated over their respective useful lives.

        Corporate depreciation and amortization expense increased $0.3 million primarily due to the capitalization and subsequent depreciation of a new accounting system implemented in late 2009.

        General and Administrative.    General and administrative expense for the six months ended June 30, 2010 increased $2.8 million, or 11%, to $27.5 million, compared to $24.7 million for the six months ended June 30, 2009.

        World's general and administrative expense increased $1.5 million due to an increase in projected incentive payouts due to stronger than planned performance at World, partially offset by lower salaries, wages and benefits paid.

        North American's general and administrative expense decreased $0.8 million primarily due to lower projected incentive payouts due to weaker than planned performance at North American.

        Corporate general and administrative expense increased $2.1 million primarily due to an increase in compensation expense for administrative personnel.

        Other Expenses.    Other expenses for the six months ended June 30, 2010 increased $1.6 million, or 52%, to $4.7 million, compared to $3.1 million for the six months ended June 30, 2009. This increase was primarily due to increased subservice events and related costs of $1.3 million at World and $0.3 million at North American.

Operating Income

        Operating income for the six months ended June 30, 2010 increased $15.7 million to $24.3 million, compared to $8.6 million for the six months ended June 30, 2009. Total operating revenue was up $75.2 million, or 15%. At the same time, total operating expense increased by $59.5 million, or 12%. Total operating revenue and total operating expense both increased mainly due to a 47% increase in the price of fuel per gallon. The most significant reason for the increase in operating margin (operating income divided by total operating revenue), which grew from 1.7% for the six months ended June 30, 2009 to 4.3% for the six months ended June 30, 2010, was the 19% consolidated increase in aircraft utilization.

Other Income (Expense)

        Interest Expense.    Interest expense for the six months ended June 30, 2010 decreased $3.7 million, or 14%, to $23.6 million, compared to $27.3 million for the six months ended June 30, 2009. This decrease was mainly due to lower average outstanding debt during the six months ended June 30, 2010 compared to the same period in 2009 due to the restructuring of our debt during the year ended December 31, 2009. This decrease was partially offset by an increase in the average interest rate.

        Gain (Loss) on Investment.    We recorded a gain on investment of $41.5 million for the six months ended June 30, 2009 for cash received from the ATA bankruptcy estate, which we used to reduce our outstanding debt during 2009. In the six months ended June 30, 2010, we recorded a loss on investment of $1.3 million mainly resulting from legal fees related to the consolidation of our primary beneficial interest in the ATA bankruptcy estate trust.

        Gain (Loss) on Debt Extinguishment.    We recorded a $1.2 million loss on extinguishment of debt during the six months ended June 30, 2010 as a result of an $8.0 million purchase of the First Lien Notes made in the open market. We recorded an $85.3 million gain on extinguishment of debt for the six months ended June 30, 2009 related to the restructuring of our debt.

Income Taxes

        In assessing whether deferred tax assets are realizable, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. We consider our historical income and loss position, the scheduled reversal of deferred tax liabilities (including the impact of available carry-back and carry-forward periods), projected future income, and tax planning strategies in making this assessment.

        During the six months ended June 30, 2010, the amount of nondeductible expenses, such as meals and entertainment, were disproportionate in comparison to pre-tax book income and, as a result, significantly affected our effective tax rate. Additionally, certain state deferred tax assets are subject to a valuation allowance. As a result, we recorded income tax expense of $0.3 million for the six months ended June 30, 2010, resulting in an effective tax rate of 59.3%. This amount includes an accrual for additional interest for uncertain tax positions of $0.4 million for the six months ended June 30, 2010. There were no other changes to our uncertain tax positions during the six months ended June 30, 2010.

        On April 2, 2008, ATA filed a voluntary petition for bankruptcy protection and as a result, we changed our financial accounting for ATA from a consolidating subsidiary to a cost method investment and recorded a $17.8 million impairment charge for the full investment in ATA. The realization of the tax benefit related to the impairment charge was uncertain at the time. Thus, a valuation allowance was established against this deferred tax asset.

        ATA's bankruptcy became effective on March 31, 2009, resulting in the transfer of ATA's remaining assets into two grantor trusts established for the benefit of ATA's creditors. As of June 30, 2009, we were unable to fully complete the tax analysis of the bankruptcy because there were still aspects that were not fixed and determinable. Accordingly, we did not record any benefit for the potential worthless stock loss in ATA, any bad debt realization, or any cancellation of indebtedness income at that time. Additionally, during the six months ended June 30, 2009, we recorded a gain on investment of $41.5 million related to a payment made from ATA's bankruptcy trust to its creditor that did not result in a gain for tax purposes. These items and certain nondeductible expenses, such as meals and entertainment, affected our effective tax rate for the six months ended June 30, 2009. As a result, we recorded income tax expense of $29.0 million resulting in an effective tax rate of 26.5% for the six months ended June 30, 2009.

        A significant portion of the tax expense related to our debt restructuring in June 2009, for which we realized $85.3 million in cancellation of indebtedness income. Under the provisions of the American Recovery and Reinvestment Act of 2009, we are eligible to make an election to defer this income until

2014 and include it ratably over the ensuing four years. As of June 30, 2009, we had not determined if the election would be made to defer the income, therefore, the tax impact of the election had not been considered. During the fourth quarter of 2009, we completed this analysis, elected to defer this income, and consequently, recorded a $29.9 million deferred tax liability.

Net Income

        Net income for the six months ended June 30, 2010 was $0.2 million, compared to net income of $80.5 million for the six months ended June 30, 2009, a decline of $80.3 million primarily due to a pre-tax $85.3 million non-recurring gain on extinguishment of debt recorded during the six months ended June 30, 2009 related to the restructuring of our debt and a non-recurring pretax gain on investment of $41.5 million for cash received from the ATA bankruptcy estate, which we used to reduce our outstanding debt during 2009 partially offset by our $15.7 million improvement in operating income.

Comparison of the Years Ended December 31, 2009 and 2008

        Several factors influenced our 2009 full year results of operations and the comparability to the 2008 full year results of operations.

        ATA Bankruptcy.    In early April 2008, ATA filed for bankruptcy protection and ceased operations. We have described the impact of ATA's cessation of operations in the comparisons of our operating revenue and operating expense line items below. We also recorded significant asset impairment charges and tax benefits as a result of the write-off of our investment in ATA as described below. Additionally, when ATA ceased operations, World and North American benefited from an upturn in military demand as the AMC was not able to quickly replace the capacity lost from ATA. In 2009, we also recorded a gain on investment related to cash recovered from the ATA bankruptcy.

        Fuel Price Changes.    Fuel prices increased significantly in 2008 to historical highs. Our average fuel price per gallon increased 42% from 2007 to 2008 and then subsequently decreased 45% from 2008 to 2009. This dramatic swing in average fuel prices had a significant impact on our reported revenue. During 2008, the military increased the fuel peg component of the Effective Rate four times to match the rise in actual fuel price. These increases in 2008 and subsequent fuel declines in 2009 are reflected in our military passenger and cargo revenue block hour rates for each period. Due to the fuel pass-through mechanism of our military contracts, the fluctuations in fuel price did not have a material impact on operating income in any period.

        Cessation of North American Scheduled Service.    In May 2008, we ceased all scheduled service operations at North American due to high fuel prices and to redeploy our aircraft to meet the increased military passenger demand.

        Refinancing of our Debt.    During 2009 we entered into a series of transactions in order to refinance the debt associated with our acquisition of World Air Holdings in 2007. Upon successful completion of the refinancing, we were able to reduce our total debt outstanding and the impact of interest expense on cash flow over the term of the debt.

        Global Economic Downturn.    Global economic conditions deteriorated significantly in 2009. This had a negative impact on both our commercial passenger and cargo businesses as we saw reduced demand for our aircraft evidenced by lower commercial block hours flown in 2009 versus 2008. For most of our commercial business block hour rates also declined due to the resulting overcapacity in the markets. While we were able to offset a portion of the revenue decline with decreases in variable costs and parking of under-utilized aircraft, our aircraft rentals are relatively fixed and the profitability on our commercial business declined. On a positive note, we did see a rebound in cargo demand in the fourth quarter of 2009. Also, due to the overcapacity in the cargo markets, coupled with high fuel costs, many older, less fuel efficient freighter aircraft of our competitors were parked during 2009, particularly older B747-200 aircraft.

With our more modern fleet of freighters, we expect this to position us well for improvements in the cargo market and increases in demand.

Segment Data and Key Financial Metrics

        Selected financial data for the years ended December 31, 2009 and 2008 is set forth below:

	Year Ended December 31, 2009
(In Thousands)	World	North American	All Other	Consolidated Total
Revenues from external customers	$657,703	$384,882	—	$1,042,585
Intersegment revenues	$248	$546	$23,748	$24,542
Depreciation and amortization	$49,308	$21,574	$210	$71,092
Asset impairment and aircraft retirements	$4,711	—	$1,005	$5,716
Total operating expenses	$692,706	$338,991	$(214)	$1,031,483
Operating income (loss)	$(35,003)	$45,891	$214	$11,102
Interest income	$3,494	$1,246	$24	$4,764
Interest expense	$(35,093)	$(17,590)	$(6,017)	$(58,700)
Gain on investment	—	—	$58,122	$58,122
Gain on debt extinguishment	—	—	$85,305	$85,305
Income tax expense (benefit)	$(29,402)	$8,589	$(23,023)	$(43,836)

	Year Ended December 31, 2008
(In Thousands)	ATA	World	North American	All Other	Consolidated Total
Revenues from external customers	$187,269	$794,893	$465,768	—	$1,447,930
Intersegment revenues	$120	$811	$1,948	$32,966	$35,845
Depreciation and amortization	$9,163	$39,956	$15,828	$31	$64,978
Asset impairment and aircraft retirements	$91,235	$10,716	$25,942	$(3,373)	$124,520
Total operating expenses	$319,025	$803,323	$431,289	$30,353	$1,583,990
Operating income (loss)	$(131,756)	$(8,430)	$34,479	$(30,353)	$(136,060)
Interest income	$906	$3,631	$2,010	$521	$7,068
Interest expense	$(1,594)	$(32,733)	$(18,409)	$(6,068)	$(58,804)
Income tax expense (benefit)	$—	$(2,474)	$22,111	$(13,946)	$5,691

        The following table sets forth selected key metrics by segment:

	Year Ended December 31,
	2009	2008
World
Military passenger block hours	24,018	23,087
Military cargo block hours	5,198	5,200
Commercial cargo block hours	22,514	24,955
Commercial passenger block hours	5,085	5,852
Non-revenue block hours	814	959
Total block hours	57,629	60,053
Non-ACMI block hours(1)	31,163	30,558
Non-ACMI departures(2)	5,711	5,818
Total departures	10,180	10,316
Weighted-average fuel price per gallon	$1.82	$3.35
Number of aircraft in fleet, end of period	20	23
Average aircraft in revenue service	19.5	18.4
Average daily aircraft utilization (block hours flown per day)	8.1	8.9
North American
Military passenger block hours	26,612	24,978
Commercial passenger block hours	2,192	3,699
Scheduled service block hours	—	2,714
Non-revenue block hours	251	144
Total block hours	29,055	31,535
Non-ACMI block hours(1)	27,889	29,342
Non-ACMI departures(2)	4,899	5,538
Total departures	5,197	6,165
Weighted-average fuel price per gallon	$1.94	$3.40
Number of aircraft in fleet, end of period	10	10
Average aircraft in revenue service	10.1	10
Average daily aircraft utilization (block hours flown per day)	7.9	8.6

(1)
Non-ACMI block hours refers to total block hours minus ACMI cargo block hours minus ACMI passenger block hours.

(2)
Non-ACMI departures refers to total departures minus ACMI cargo departures minus ACMI passenger departures.

Financial Overview for the Years Ended December 31, 2009 and 2008

Operating Revenues

        Total operating revenues for the year ended December 31, 2009 decreased $405.3 million, or 28%, to $1,042.6 million, as compared to $1,447.9 million for the year ended December 31, 2008.

        Military Passenger Revenue.    Military passenger revenue for the year ended December 31, 2009 decreased $208.5 million, or 21%, to $783.8 million, as compared to $992.3 million for the year ended December 31, 2008. The cessation of ATA's operations accounted for $89.8 million of this decrease.

        World accounted for $80.8 million of the decrease, primarily due to a 46% decrease in the fuel price per gallon, which decreased to $1.82 per gallon in 2009 compared to $3.35 per gallon in 2008. This decrease was partially offset by an increase in the number of military passenger block hours flown, which increased 931 block hours, or 4%, to 24,018 block hours in the year ended December 31, 2009 compared to 23,087 in the year ended December 31, 2008.

        North American accounted for $37.9 million of the decrease, primarily due to a 43% decrease in the fuel price per gallon, which decreased to $1.94 per gallon in 2009 from $3.40 per gallon in 2008. The decline in fuel price per gallon was partially offset by an increase in military passenger block hours flown by North American, which increased 1,634, or 7%, to 26,612 in the year ended December 31, 2009 compared to 24,978 in the year ended December 31, 2008.

        Military Cargo Revenue.    Military cargo revenue for the year ended December 31, 2009 decreased $23.0 million, or 24%, to $74.3 million, as compared to $97.3 million for the year ended December 31, 2008.

        World accounted for the entire decrease, primarily due to the decrease in fuel price per gallon described above. Block hours flown by World during the year ended December 31, 2009 were 5,198, which was relatively unchanged compared to 5,200 in the year ended December 31, 2008.

        Commercial Cargo Revenue.    Commercial cargo revenue for the year ended December 31, 2009 decreased $9.2 million, or 7%, to $115.8 million, as compared to $125.0 million for the year ended December 31, 2008.

        This decrease, all at World because North American does not operate freighter aircraft, reflects a 10% reduction in block hours flown to 22,514 hours in the year ended December 31, 2009 from 24,955 hours in the year ended December 31, 2008. This decrease was primarily driven by the deterioration in the global economy and the resulting adverse effect on freight demand.

        Commercial Passenger Revenue.    Commercial passenger revenue for the year ended December 31, 2009 decreased $37.6 million, or 40%, to $57.1 million, as compared to $94.7 million for the year ended December 31, 2008. The cessation of ATA's operations accounted for $12.1 million of this decline.

        World commercial passenger revenue decreased $9.3 million, or 18%, reflecting a 13% decrease in block hours flown to 5,085 from 5,852, which was primarily due to a decline in overall market demand.

        North American commercial passenger revenue declined by $16.2 million, or 51%, primarily due to our decision to move capacity from commercial passenger operations to our military passenger operations to support the 7% increase in military block hours flown by North American during the year ended December 31, 2009 compared to the year ended December 31, 2008.

        Scheduled Service Revenue.    Scheduled service revenue for the year ended December 31, 2009 was $0.3 million, compared to $99.8 million for the year ended December 31, 2008. The discontinuation of ATA scheduled service revenue accounted for $73.4 million of this decline.

        North American's scheduled service revenue decreased $26.1 million primarily due to the cessation of scheduled service flying at North American during the second quarter of 2008. In addition, $0.3 million of scheduled service unearned revenue from 2008 was recognized upon the expiration of unused tickets in 2009.

        Other Revenue.    Other revenue for the year ended December 31, 2009 decreased $27.6 million, or 70%, to $11.3 million, as compared to $38.9 million for the year ended December 31, 2008. The discontinuation of ATA operations accounted for $12.0 million of the decline.

        World's other revenue decreased $14.7 million mainly due to lower ACMI rebill revenue during the year ended December 31, 2009 compared to 2008.

        North American's other revenue decreased $0.9 million primarily due to the cessation of scheduled service operations in May 2008.

Operating Expenses

        Total operating expenses for the year ended December 31, 2009 decreased $552.5 million, or 35%, to $1,031.5 million, as compared to $1,584.0 million for the year ended December 31, 2008.

        Aircraft Fuel.    Aircraft fuel expense for the year ended December 31, 2009 decreased $265.4 million, or 54%, to $225.3 million, compared to $490.7 million for the year ended December 31, 2008. The discontinuation of ATA accounted for $80.9 million of this decline.

        World accounted for $121.3 million of the decrease, mainly as a result of a 46% decrease in the fuel price per gallon, which decreased to $1.82 per gallon in 2009 compared to $3.35 per gallon in 2008. This was partially offset by a 6% increase in fuel gallons consumed to approximately 79.6 million gallons in the year ended December 31, 2009 compared to 75.2 million gallons during the year ended December 31, 2008. This increase in consumption was the result of a 2% increase in non-ACMI block hours.

        North American accounted for $63.2 million of the decrease, mainly as a result of a 43% decrease in the fuel price per gallon, which decreased to $1.94 per gallon in 2009 from $3.40 per gallon in 2008. In addition, fuel gallons consumed decreased 4% to approximately 39.4 million gallons in the year ended December 31, 2009 compared to 41.1 million gallons during the year ended December 31, 2008. This decrease in consumption was the result of 5% decrease in non-ACMI block hours.

        Under our military and ACMI contracts, World and North American have limited exposure to fuel price volatility, as the military customers pay for or reimburse us for our fuel costs and our commercial ACMI customers are responsible for fuel costs.

        Aircraft Rentals.    Aircraft rentals expense for the year ended December 31, 2009 increased $4.6 million, or 3%, to $164.3 million, as compared to $159.7 million for the year ended December 31, 2008. An increase in aircraft rentals expense at World and North American more than offset the decline of $21.0 million due to the cessation of ATA's operations on April 3, 2008, and the subsequent return of ATA's aircraft to the respective lessors.

        World's aircraft rentals expense increased $17.7 million, primarily due to the inclusion in 2009 of a full year of rent expense related to two B747-400 and three MD-11 freighter aircraft that we leased in late 2008. This increase was partially offset by the early return by World to the lessor of two DC-10 freighters and the decommissioning of two DC-10 passenger aircraft in 2009.

        North American's aircraft rentals expense increased $7.9 million primarily due to an additional B767 aircraft for most of 2009. In addition, spare engine rental expense increased for the year ended December 31, 2009 as compared to the year ended December 31, 2008 due to higher unscheduled engine overhaul activity.

        Maintenance, Materials and Repairs.    Maintenance, materials and repairs expense for the year ended December 31, 2009 decreased $4.6 million, or 3%, to $135.8 million, as compared to $140.4 million for the year ended December 31, 2008. ATA maintenance, materials and repairs expense was down $19.4 million due to the cessation of ATA's operations on April 3, 2008.

        World's maintenance, materials and repairs expense increased $11.0 million, primarily due to the addition to the fleet of three MD-11 freighter and two heavy B747-400 freighter aircraft in the latter half of 2008. In addition, World experienced an increase in the average cost of scheduled maintenance events in 2009.

        North American's maintenance, materials and repairs expense increased $3.8 million mainly due to the addition of one B767 aircraft in early 2009 and higher time-driven maintenance cost due to an increase in engine overhaul activity in 2009.

        Flight Operations.    Flight operations expense for the year ended December 31, 2009 decreased $20.6 million, or 17%, to $102.6 million, as compared to $123.2 million for the year ended December 31, 2008. The cessation of ATA's operations accounted for $22.3 million of this decline.

        World's flight operations expense increased $1.5 million, or 2%, compared to 2008 primarily due to an increase in hull liability insurance and an increase in pilot salaries pursuant to the terms of the collective bargaining agreement for the year ended December 31, 2009 compared to the year ended December 31, 2008. These expenses were partially offset by decreased pilot training expense due to the timing of aircraft induction events.

        North American's flight operations expense increased $0.2 million, or 1%, in 2009 compared to 2008 primarily due to an increase in hull liability insurance, partially offset by a 8% decrease in block hours flown.

        Aircraft and Traffic Servicing.    Aircraft and traffic servicing expense for the year ended December 31, 2009 decreased $25.0 million, or 22%, to $89.5 million, as compared to $114.5 million for the year ended December 31, 2008. The cessation of ATA's operations accounted for $19.8 million of this decline.

        World's aircraft and traffic servicing expense decreased $1.0 million, or 2%, primarily due to a 2% decline in non-ACMI departures, partially offset by an 8% increase in navigation fees for non-ACMI departures.

        North American's aircraft and traffic servicing expense decreased $4.2 million, or 11%, primarily due to a 12% decrease in non-ACMI departures.

        Passenger Services.    Passenger services expense for the year ended December 31, 2009 decreased $13.2 million, or 14%, to $78.4 million, as compared to $91.6 million for the year ended December 31, 2008. The cessation of ATA's operations accounted for $14.6 million of this decline.

        World's passenger services expense increased $2.8 million, or 6%, compared to 2008 primarily due to an increase in interrupted trip expense and an increase in flight attendant salaries pursuant to the terms of the collective bargaining agreement.

        North American's passenger services expense decreased $1.4 million, or 5%, in 2009 compared to 2008 primarily as a result of a 5% decrease in the non-ACMI block hours flown.

        Crew Positioning.    Crew positioning expense for the year ended December 31, 2009 decreased $22.0 million, or 28%, to $55.4 million, as compared to $77.4 million for the year ended December 31, 2008. The cessation of ATA's operations accounted for $9.6 million of this decline.

        World's crew positioning expense decreased $6.7 million, or 16%, mainly due to a 15% decrease in the average cost per departure. This cost savings was mainly due to lower crewmember hotel room costs per night, which resulted from our positioning cost reduction initiatives.

        North American crew positioning expense was down $5.7 million, or 22%, due to a 16% decrease in total departures in year ended December 31, 2009 compared to 2008 and a 8% decrease in the average positioning cost per departure. This cost savings was mainly due to lower crewmember hotel room costs per night, which resulted from our positioning cost reduction initiatives.

        Selling and Marketing.    Selling and marketing expense for the year ended December 31, 2009 decreased $17.7 million, or 25%, to $52.4 million, as compared to $70.1 million for the year ended December 31, 2008. The cessation of operations of ATA on April 3, 2008 accounted for $8.6 million of this decrease.

        World accounted for $4.0 million of this decrease, which was primarily the result of the 17% decrease in military revenue recorded by World in 2009 compared to 2008 and the resulting decline in commissions paid to other members of the Alliance team.

        North American accounted for $5.1 million of this decrease primarily the result of the 9% decrease in military revenue recorded by North American in 2009 compared to 2008 and the resulting decline in commissions paid to other members of the Alliance team. In addition, selling and marketing expense related to scheduled service decreased due to the cessation of scheduled service flying at North American in May 2008.

        Depreciation and Amortization.    Depreciation and amortization expense for the year ended December 31, 2009, increased $6.1 million, or 9%, to $71.1 million as compared to $65.0 million for the year ended December 31, 2008.

        World's depreciation and amortization expense increased $9.3 million. During the year ended December 31, 2009, we determined that the useful life of World's cargo customer relationship intangible asset should be written off. This resulted in a $3.1 million additional amortization expense, which World recorded during 2009. The remaining increase is a result of additional maintenance events that qualified for capitalization in 2009 and 2008 that were mainly related to engine overhauls and certain scheduled airframe heavy maintenance events that are being depreciated over the respective useful lives.

        North American's depreciation and amortization expense increased $5.8 million in 2009 compared to 2008, primarily due to an engine overhaul performed in 2009 that was amortized over nine months to correspond with the expiration of the aircraft lease. The remaining increase in North American's depreciation and amortization expense is a result of additional maintenance events that qualified for capitalization in 2009 and 2008 that were mainly related to engine overhauls and certain scheduled airframe heavy maintenance events that are being depreciated over their respective useful lives.

        The increases in World and North American's depreciation and amortization expense were partially offset by a decrease in these expenses of approximately $9.0 million due to the cessation of ATA's operations on April 3, 2008.

        General and Administrative.    General and administrative expense for the year ended December 31, 2009 decreased $76.1 million, or 63%, to $44.1 million, as compared to $120.2 million for the year ended December 31, 2008. The cessation of operations of ATA on April 3, 2008 accounted for $22.7 million of this decline.

        World general and administrative expense decreased $14.2 million in 2009 compared to 2008 primarily due to the 2009 reversal of a portion of bad debt recorded in 2008 related to ATA and non-recurring costs recorded in 2008 related to the ATA bankruptcy.

        North American general and administrative expense decreased $5.9 million mainly due to non-recurring costs recorded in 2008 related to the ATA bankruptcy.

        Corporate general and administrative expense decreased $33.3 million primarily due to recognizing $31.2 million in expense in 2008 related to our guarantee of certain ATA aircraft leases.

        Asset Impairments and Aircraft Retirements.    During the year ended December 31, 2009, we recorded $5.7 million in asset impairments and aircraft retirements. Of this amount, $3.6 million related to the early retirement and re-delivery of two World DC-10 freighters and $2.1 million, net of $1.0 million of insurance proceeds, related to the retirement of a damaged World DC-10 passenger aircraft and related engines.

        Asset impairments and aircraft retirements totaling $124.5 million were recorded during 2008. We reviewed our long-lived assets to determine if there were potential indicators of impairment that should be reflected as impairment charges during 2008. Impairment charges of $91.2 million were recorded for ATA during the first half of 2008, which included the full impairment of its intangible assets related to its military contract and codeshare agreement with Southwest Airlines, aircraft leasehold improvements, airframe and engine overhauls, and the value of the aircraft and related debt for two aircraft leased under capital leases.

        As a result of ATA's bankruptcy filing beginning on April 3, 2008, we ceased consolidating the results of operations and financial position of ATA in our consolidated financial statements. As of that date, we adopted the cost method of accounting for ATA. We determined that our net investment in ATA under the cost method was $17.8 million as of April 3, 2008. We determined that this investment in ATA was fully impaired as of April 3, 2008, and recorded an impairment charge of $17.8 million to asset impairments and aircraft retirements on our consolidated statement of operations during the first half of 2008.

        During the year ended December 31, 2008, we recorded $6.6 million of impairment charges in connection with World's intangible assets for customer relationships due to the termination of certain cargo customer contracts. In addition, we prepared an assessment and concluded that all of our goodwill was impaired as of December 31, 2008, while our military contracts and passenger charter customer relationships were not impaired. Consequently, we recorded a charge of $8.9 million to write off the financial statement carrying value of all of our goodwill during 2008 mainly as a result of adverse industry conditions.

        Other Expenses.    Other expenses for the year ended December 31, 2009 were relatively unchanged at $6.9 million for the year ended December 31, 2009 compared to $6.8 million for the year ended December 31, 2008.

Operating Income (Loss)

        Operating income for the year ended December 31, 2009 increased $147.2 million, to $11.1 million, as compared to an operating loss of $136.1 million for the year ended December 31, 2008. In April 2008, ATA ceased operations and we subsequently recorded charges of $109.0 million to asset impairment. In addition we recorded $15.5 million of impairment related to World intangible assets and our goodwill. We also recorded a charge to other expenses of $31.2 million in 2008 related to guarantees on certain ATA aircraft leases.

Other Income (Expense)

        Interest Expense.    Interest expense for the year ended December 31, 2009, remained relatively unchanged at $58.7 million for the year ended December 31, 2009 as compared to $58.8 million for the year ended December 31, 2008. In connection with a refinancing of our debt in 2009, we wrote off $5.2 million and $4.4 million in capitalized costs and discount, respectively. This was offset by a net lower interest charge due to a reduced debt balance. In addition, $1.6 million in interest expense incurred by ATA in 2008 associated with its capitalized aircraft leases did not recur in 2009 as ATA's operations ceased on April 3, 2008.

        Gain on Investment.    We recorded a gain on investment of $58.1 million in the year ended December 31, 2009, of which $52.5 million was cash received from the ATA bankruptcy estate and $5.6 million was due to the consolidation of the ATA bankruptcy estate trust. Of the cash received,

$51.0 million was used to reduce our outstanding debt during 2009. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus. There was no gain on investment during the year ended December 31, 2008.

        Gain on Debt Extinguishment.    In June 2009, we began a series of transactions in order to refinance our outstanding debt, reducing principal and accrued interest by the net amount of $121.7 million. We purchased the full amount of JPMorgan's portion of the debt under our Amended Term Loan at a discount. Jefferies Funding LLC and Jefferies Leveraged Credit Products LLC funded the purchase along with our funding of $33.7 million in cash. As a result, during the year ended December 31, 2009, we recorded a gain on debt extinguishment of $85.3 million, partially offset by a $9.1 million transaction fee and write-offs of $7.9 million of existing deferred financing costs and $19.4 million of existing debt issuance discount. See Note 5 to our audited consolidated financial statements included elsewhere in this prospectus. There was no gain on debt extinguishment during the year ended December 31, 2008.

        Gain on Write-Down of Warrants.    During the year ended December 31, 2008, a liability of $6.3 million relating to outstanding stock warrants was written down to $45,000 due to a decline in the value of the warrants relating to our underlying common stock price. This resulted in a gain on the write down of warrants shown in other, net in our consolidated statements of operations for the year ended December 31, 2008.

Income Taxes

        We determined as of December 31, 2009 that a worthless stock loss deduction was available for the tax basis of the ATA stock in the amount of $116.7 million. Additionally in 2009, we recognized a gain on our investment in ATA for payments made by the ATA bankruptcy trust to our creditors. This financial reporting gain is not recognized as a gain for tax purposes. The cumulative difference of $160.5 million related to these items increased our tax benefit by $56.2 million. In addition, due to the stock cancellation, we were entitled to a bad debt write-off of $125.3 million for the unpaid balance on the intercompany loans we made to ATA, which increased the tax benefit by $43.8 million. The stock cancellation resulted in ATA realizing $125.3 million in cancellation of indebtedness income, which we refer to as "COD," on the intercompany loans from us. The ATA COD was offset by $34.9 million in expenses at ATA, resulting in a total of $90.4 million of taxable income from our ATA deconsolidated operations for the three months ended March 31, 2009, which reduced our tax benefit by $31.6 million. As of December 31, 2009, we deconsolidated ATA's operations for tax purposes. Consequently, a substantial portion of ATA's tax attributes, which include its net operating losses, will not be available to us in the future.

        In June 2009, we refinanced the Amended Term Loan and realized $85.3 million in COD income. See Note 5 to our audited consolidated financial statements included elsewhere in this prospectus. Under the provisions of the American Recovery and Reinvestment Act of 2009, we elected to defer this income until 2014 and include it ratably over the ensuing four years. Accordingly, we have booked a deferred tax liability of $29.9 million in 2009. We had deferred tax asset valuation allowances of $13.2 million at December 31, 2009 compared to $9.7 million at December 31, 2008.

Net Income (Loss)

        Net income for the year ended December 31, 2009 increased $329.5 million to $142.0 million, as compared to a net loss of $187.5 million for the year ended December 31, 2008, primarily due to the $85.3 million gain on extinguishment of debt and the $58.1 million gain on investment, each recorded in 2009, and the improvement in operating results in 2009 described above.

Comparison of the Years Ended December 31, 2008 and 2007

        We have included the financial results of World Air Holdings in our results since August 14, 2007. We ceased consolidating the results of ATA in our consolidated results as of April 3, 2008. As a result of these changes, we do not believe our consolidated results of operation for the years ended December 31, 2008 and 2007 are comparable.

Segment Data and Key Financial Metrics

        The following table sets forth selected segment information for the periods indicated. As of December 31, 2008, we had two reporting segments: World and North American. For periods prior to April 2, 2008, we had three reporting segments: ATA, World, and North American. Selected financial data for the years ended December 31, 2008 and 2007 are set forth below:

	Year Ended December 31, 2008
(In Thousands)	ATA	World	North American	All Other	Consolidated Total
Revenues from external customers	$187,269	$794,893	$465,768	—	$1,447,930
Intersegment revenues	$120	$811	$1,948	$32,966	$35,845
Depreciation and amortization	$9,163	$39,956	$15,828	$31	$64,978
Asset impairment and aircraft retirements	$91,235	$10,716	$25,942	$(3,373)	$124,520
Total operating expenses	$319,025	$803,323	$431,289	$30,353	$1,583,990
Operating income (loss)	$(131,756)	$(8,430)	$34,479	$(30,353)	$(136,060)
Interest income	$906	$3,631	$2,010	$521	$7,068
Interest expense	$(1,594)	$(32,733)	$(18,409)	$(6,068)	$(58,804)
Income tax (benefit) expense	—	$(2,474)	$22,111	$(13,946)	$5,691

	Year Ended December 31, 2007
(In Thousands)	ATA	World	North American	All Other	Consolidated Total
Revenues from external customers	$736,619	$274,444	$143,540	$7	$1,154,610
Intersegment revenues	$361	$18	$1,199	$10,189	$11,767
Depreciation and amortization	$26,766	$12,016	$5,014	$18	$43,814
Asset impairment and aircraft retirements	$5,333	$1,828	—	—	$7,161
Total operating expenses	$811,027	$260,539	$133,975	$4,262	$1,209,803
Operating income (loss)	$(74,408)	$13,905	$9,565	$(4,255)	$(55,193)
Interest income	$6,980	$2,093	$1,559	$598	$11,230
Interest expense	$(17,382)	$(7,998)	$(11)	$(13,077)	$(38,468)
Income tax (benefit) expense	—	$6,445	$4,524	$(23,965)	$(12,996)

        The following table sets forth selected key metrics related to World and North American's financial and statistical performance by segment since August 14, 2007:

	Year Ended December 31,
	2008	2007
World
Military passenger block hours	23,087	9,407
Military cargo block hours	5,200	2,485
Commercial cargo block hours	24,955	8,212
Commercial passenger block hours	5,852	1,981
Non-revenue block hours	959	359
Total block hours	60,053	22,444
Non-ACMI block hours(1)	30,558	12,484
Non-ACMI departures(2)	5,818	2,400
Total departures	10,316	3,794
Weighted-average fuel price per gallon	$3.35	$2.58
Number of aircraft in fleet, end of period	23	17
Average aircraft in revenue service	18.4	17.0
Average daily aircraft utilization (block hours flown per day)	8.9	9.6
North American
Military passenger block hours	24,978	6,594
Military cargo block hours	—	—
Commercial passenger block hours	3,699	979
Commercial cargo block hours	—	—
Scheduled service block hours	2,714	2,770
Non-revenue block hours	144	59
Total block hours	31,535	10,402
Non-ACMI block hours(1)	29,342	9,819
Non-ACMI departures(2)	5,538	1,848
Total departures	6,165	2,001
Weighted-average fuel price per gallon	$3.40	$2.80
Number of aircraft in fleet, end of period	10	10
Average aircraft in revenue service	10	10.0
Average daily aircraft utilization (block hours flown per day)	8.6	8.8

(1)
Non-ACMI block hours refers to total block hours minus ACMI cargo block hours minus ACMI passenger block hours.

(2)
Non-ACMI departures refers to total departures minus ACMI cargo departures minus ACMI passenger departures.

Financial Overview for the Years Ended December 31, 2008 and 2007

        During the year ended December 31, 2008, we generated an operating loss of $136.1 million, compared with an operating loss of $55.2 million in 2007. Operating revenue was $293.3 million higher in 2008 than in 2007 mainly due to the acquisition of World Air Holdings in August 2007, and despite the cessation of ATA's operations in April 2008. The increase in revenue was also due to higher fuel peg rates in 2008 and higher AMC flying. Operating expenses, however, were $374.2 million higher in 2008 than in 2007, driven by the substantial impairment charges resulting from the cessation of ATA operations and the acquisition of World Air Holdings. Additionally, operating expenses were affected by higher fuel prices in 2008.

Operating Revenues

        Total operating revenues for the year ended December 31, 2008, increased $293.3 million, or 25%, to $1,447.9 million, as compared to $1,154.6 million for the year ended December 31, 2007.

        Military Passenger Revenue.    Military passenger revenue for the year ended December 31, 2008 increased $431.7 million, or 77%, to $992.3 million, as compared to $560.6 million for the year ended December 31, 2007. Combined, World and North American accounted for $902.5 million and $276.5 million of military passenger revenue for the year ended December 31, 2008 and 2007, respectively. ATA's military passenger revenue was $89.8 million and $284.1 million for the years ended December 31, 2008 and 2007, respectively.

        Military Cargo Revenue.    Military cargo revenues for the year ended December 31, 2008 increased $61.3 million, or 170%, to $97.3 million, as compared to $36.0 million for the year ended December 31, 2007. World accounted for all of our military cargo revenue for the years ended December 31, 2008 and 2007.

        Commercial Cargo Revenue.    Commercial cargo revenue for the year ended December 31, 2008 increased $83.9 million, or 204%, to $125.0 million, as compared to $41.1 million for the year ended December 31, 2007. World accounted for all of our commercial cargo revenue for the years ended December 31, 2008 and 2007.

        Commercial Passenger Revenue.    Commercial passenger revenue for the year ended December 31, 2008 increased $32.3 million, or 52%, to $94.7 million, as compared to $62.4 million for the year ended December 31, 2007. Combined, World and North American accounted for $82.5 million and $23.4 million of commercial passenger revenue for the years ended December 31, 2008 and 2007, respectively. ATA's commercial passenger revenue was $12.1 million and $39.1 million for the years ended December 31, 2008 and 2007, respectively. This decrease was primarily due to the cessation of ATA's operations on April 3, 2008.

        Scheduled Service and Other Revenue.    Scheduled service and other revenue for the year ended December 31, 2008 decreased $315.7 million, or 69%, to $138.7 million, as compared to $454.4 million for the year ended December 31, 2007. Combined, World and North American accounted for $53.4 million and $41.0 million of other revenue for the years ended December 31, 2008 and 2007, respectively. ATA's scheduled service and other revenue was $85.4 million and $413.4 million for the years ended December 31, 2008 and 2007, respectively.

Operating Expenses

        Total operating expenses for the year ended December 31, 2008, increased $374.2 million, or 31%, to $1,584.0 million, as compared to $1,209.8 million for the year ended December 31, 2007.

        Aircraft Fuel.    Aircraft fuel expense for the year ended December 31, 2008, increased $107.2 million, or 28%, to $490.7 million, as compared to $383.5 million for the year ended December 31, 2007. World and North American accounted for $409.8 million and $123.0 million of aircraft fuel expense for the years ended December 31, 2008 and 2007, respectively. ATA accounted for $80.9 million and $260.7 million of aircraft fuel expense for the years ended December 31, 2008 and 2007, respectively.

        Aircraft Rentals.    Aircraft rentals expense for the year ended December 31, 2008 increased $20.6 million, or 15%, to $159.7 million, as compared to $139.1 million for the year ended December 31, 2007. Combined, World and North American accounted for $138.7 million and $53.3 million of aircraft rental expense for the years ended December 31, 2008 and 2007, respectively. ATA's aircraft rental expense was $21.0 million and $86.1 million for the years ended December 31, 2008 and 2007, respectively. This decrease was primarily due to the return of the aircraft to the respective lessors following the cessation of ATA's operations on April 3, 2008.

        Maintenance, Materials and Repairs.    Maintenance, materials and repairs expense for the year ended December 31, 2008 increased $32.0 million, or 30%, to $140.4 million, as compared to $108.4 million for the year ended December 31, 2007. Combined, World and North American accounted for $121.0 million and $42.7 million of maintenance, materials and repairs expense for the years ended December 31, 2008 and 2007, respectively. ATA's maintenance, materials and repairs expense was $19.4 million and $65.7 million for the years ended December 31, 2008 and 2007, respectively.

        Flight Operations.    Flight operations expense for the year ended December 31, 2008 increased $4.6 million, or 4%, to $123.2 million, as compared to $118.7 million for the years ended December 31, 2007. Combined, World and North American accounted for $100.8 million and $32.6 million of flight operations expense for the years ended December 31, 2008 and 2007, respectively. ATA's flight operations expense was $22.3 million and $86.0 million for the years ended December 31, 2008 and 2007, respectively.

        Aircraft and Traffic Servicing.    Aircraft and traffic servicing expense for the year ended December 31, 2008 remained consistent with the year ended December 31, 2007, increasing $3.5 million to $114.5 million, as compared to $111.0 million for the year ended December 31, 2007. Combined, World and North American accounted for $94.7 million and $37.1 million of aircraft and traffic servicing expense for the years ended December 31, 2008 and 2007, respectively. ATA's aircraft and traffic servicing expense was $19.8 million and $74.0 million for the years ended December 31, 2008 and 2007, respectively.

        Passenger Services.    Passenger services expense for the year ended December 31, 2008 increased $8.7 million, or 10%, to $91.6 million, as compared to $82.9 million for the year ended December 31, 2007. Combined, World and North American accounted for $77.0 million and $29.4 million of passenger services expense for the years ended December 31, 2008 and 2007, respectively. ATA's passenger services expense was $14.6 million and $53.5 million for the year ended December 31, 2008 and 2007, respectively.

        Crew Positioning.    Crew positioning expense for the year ended December 31, 2008 increased $23.9 million, or 45%, to $77.4 million, as compared to $53.5 million for the year ended December 31, 2007. Combined, World and North American accounted for $67.8 million and $20.7 million of crew positioning expense for the years ended December 31, 2008 and 2007, respectively. ATA's crew positioning expense was $9.6 million and $32.8 million for the years ended December 31, 2008 and 2007, respectively.

        Selling and Marketing.    Selling and marketing expense for the year ended December 31, 2008 increased $1.4 million, or 2%, to $70.1 million, as compared to $68.7 million for the year ended December 31, 2007. Combined, World and North American accounted for $58.8 million and $21.1 million of selling and marketing expense for the years ended December 31, 2008 and 2007, respectively. ATA's selling and marketing expense was $8.6 million and $46.5 million for the year ended December 31, 2008 and 2007, respectively.

        Depreciation and Amortization.    Depreciation and amortization expenses for the year ended December 31, 2008, increased $21.2 million, or 48%, to $65.0 million as compared to $43.8 million for the year ended December 31, 2007. Combined, World and North American accounted for $55.8 million and $17.0 million of depreciation and amortization expense for the years ended December 31, 2008 and 2007, respectively. ATA's depreciation and amortization expense was $9.2 million and $26.8 million for the years ended December 31, 2008 and 2007, respectively, primarily due to the cessation of ATA's operations on April 3, 2008.

        General and Administrative.    General and administrative expense for the year ended December 31, 2008 increased $31.7 million, or 36%, to $120.2 million, as compared to $88.5 million for the year ended December 31, 2007. Combined, World and North American accounted for $100.2 million and $16.2 million of general and administrative expense for the years ended December 31, 2008 and 2007, respectively. ATA's general and administrative expenses was $22.7 million and $73.3 million for the years ended December 31, 2008 and 2007, respectively.

        Asset Impairment and Aircraft Retirements.    Asset impairment and aircraft retirements expense totaling $124.5 million was recorded during the year ended December 31, 2008. Impairment charges of $91.2 million were recorded for ATA during the first half of 2008, which included the full impairment of its intangible assets related to its military contract and codeshare agreement with Southwest Airlines Co., aircraft leasehold improvements, airframe and engine overhauls, and the value of two aircraft and the related debt under their capital leases.

        As a result of ATA's bankruptcy filing beginning on April 3, 2008, we ceased consolidating the results of operations and financial position of ATA in our consolidated financial statements. As of that date, we adopted the cost method of accounting for ATA. We determined that our net investment in ATA under the cost method was $17.8 million as of April 3, 2008. We determined that this investment in ATA was fully impaired as of April 3, 2008, and recorded an impairment charge of $17.8 million to asset impairments and aircraft retirements on our consolidated statement of operations during the first half of 2008.

        We prepared an assessment and concluded that all of our goodwill was impaired as of December 31, 2008 mainly as a result of adverse industry conditions, despite the continued strength of our military contracts and commercial passenger customer relationships. Consequently, we recorded a charge of $8.9 million to write-off the financial statement carrying value of all of our goodwill during 2008. In addition, during 2008 World recorded $6.6 million of impairment charges in connection with its intangible assets for customer relationships due to the termination of certain cargo customer contracts.

        Asset impairments and aircraft retirements totaling $7.2 million were recorded during the year ended December 31, 2007. We recorded a $5.4 million charge to asset impairments and aircraft retirements expense related to the return of three Boeing 737-300 aircraft. World recorded $1.8 million of impairment charges in connection with its intangible assets for customer relationships due to the termination of certain cargo customer contracts.

        Other Expense.    Other expense for the year ended December 31, 2008 remained consistent with the year ended December 31, 2007 by increasing $2.3 million, or 51%, to $6.8 million, as compared to $4.5 million for the year ended December 31, 2007. World and North American accounted for $6.9 million of other expense in 2008 and $0.2 million of other expense in 2007. ATA accounted for $(0.1) million of other expense in 2008 and $4.3 million of other expense in 2007.

        Interest Income.    Interest income for the year ended December 31, 2008 decreased $4.1 million to $7.1 million as compared to $11.2 million for the year ended December 31, 2007.

        Interest Expense.    Interest expense for the year ended December 31, 2008 increased $20.3 million, or 53%, to $58.8 million, as compared to $38.5 million for the year ended December 31, 2007. This increase was mainly attributable to interest expense related to a $340.0 million loan agreement entered into on August 14, 2007 in connection with the acquisition of World Air Holdings, which was partially offset by the repayment of $135.7 million in other indebtedness. See "Liquidity and Capital Resources—Debt."

        Other.    During the year ended December 31, 2008, a liability of $6.3 million relating to outstanding warrants was written down to $45,000 due to the devaluation of the warrants as a result of a related devaluation in the price of the underlying common stock. This resulted in a gain on write-down of warrants, which we recorded as 'other, net' income in our consolidated statements of operations for the year ended December 31, 2008. We determined no adjustment was necessary as of December 31, 2007.

Income Taxes

        Prior to the acquisition of World Air Holdings, we recorded a full valuation allowance against our net deferred tax assets, which included net operating losses, due to the uncertainty of the ultimate realization of those assets. On August 14, 2007, the date of the acquisition, we recorded significant deferred tax liabilities in our purchase accounting that could be used to offset our deferred tax assets in the years in which they will reverse.

        On April 2, 2008, ATA filed a voluntary petition for bankruptcy protection and is currently winding down its bankruptcy estate. The ultimate liquidation of ATA will not be considered tax-free and therefore a substantial portion of its tax attributes, which include its net operating losses, will not carry over to be utilized in the future. We had previously released our historic valuation allowance against ATA's net operating losses as a result of the purchase accounting effects of the acquisition of World Air Holdings. However, as a result of the bankruptcy filing during the year ended December 31, 2008, we established a valuation allowance against the portion of ATA's deferred tax assets, including its net operating losses, which will not be used. Another result of the bankruptcy filing was that we changed our financial accounting for ATA from a consolidated subsidiary to a cost method investment (see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus), and thus recorded a $17.8 million impairment charge for the full investment in ATA. Because the ultimate tax gain or loss could not be determined at the time, we established a valuation allowance against the deferred tax asset recorded for the impairment charge. We also recorded an $8.9 million impairment charge to write off all goodwill at December 31, 2008. These items and other items such as the revaluation of stock warrants, disallowance of intercompany interest for state tax purposes, and meals and entertainment affected our effective rate for the year ended December 31, 2008. As a result, we recorded income tax expense of $5.7 million, which resulted in an effective tax rate of (3.1%) for the year ended December 31, 2008. For the year ended December 31, 2007, we recorded an income tax benefit of $13.0 million, which resulted in an effective tax rate of 15.7%.

Liquidity and Capital Resources

Liquidity

        Sources of Liquidity.    As of June 30, 2010, we had unrestricted cash of $74.2 million. We do not have a revolving credit facility and there are no funds available through other unused financing options.

        Cash Flow from Operating Activities.    During the six months ended June 30, 2010, net cash provided by operating activities was $47.6 million. The following non-cash items were positive adjustments to reconcile net income of $0.2 million to net cash provided by operating activities: $37.7 million in depreciation and amortization, $4.9 million in amortization of loan costs and debt discount, $2.5 million in stock-based compensation, $2.2 million in non-cash interest, $1.3 million in loss on investment, $1.2 million in loss on debt extinguishment and $0.5 million in loss on sale of equipment. Non-cash deferred income taxes of $0.3 million negatively adjusted net income. Changes in operating assets and liabilities also used net cash of $2.7 million. Sources of cash due to changes in operating assets and liabilities were: $16.3 million in other accrued expenses and current liabilities, $10.2 million in accounts payable, and $8.4 million in other liabilities and other assets. Uses of cash due to changes in operating assets and liabilities were: $21.5 million in accounts receivable, net, $6.2 million in maintenance reserve deposits, $4.0 million in other current assets, $3.4 million in air traffic liabilities and accrued flight expense, and $2.5 million in accrued compensation and benefits.

        During the six months ended June 30, 2009, net cash provided by operating activities was $29.8 million. The following non-cash items were positive adjustments to reconcile net income of $80.5 million to net cash provided by operating activities: $36.3 million in depreciation and amortization, $24.1 million in non-cash interest, $2.8 million in amortization of loan costs and debt discount, $0.7 million in asset impairment and aircraft retirements, $0.5 million in stock-based compensation, and $0.5 million in loss on sale of equipment. The following non-cash items were negative adjustments to reconcile net income to net cash provided by operating activities: $85.3 million in gain on debt extinguishment, $41.5 million in gain on investment and $23.2 million in deferred income taxes. Changes in operating assets and liabilities also provided net cash of $34.4 million. Sources of cash due to changes in operating assets and liabilities were: $32.9 million in accounts receivable, net, $6.6 million in other current assets, $6.5 million in air traffic liabilities and accrued flight expense, $3.2 million in other accrued expenses and current liabilities and $3.0 million in other liabilities and other assets. Uses of cash due to changes in operating assets and liabilities were: $8.1 million in accrued compensation and benefits, $6.7 million in accounts payable and $3.0 million in maintenance reserve deposits.

        In the year ended December 31, 2009, net cash provided by operating activities was $60.4 million. The following non-cash items were positive adjustments to reconcile net income of $142.0 million to net cash provided by operating activities: $71.1 million in depreciation and amortization, $28.9 million in non-cash interest, $16.2 million in amortization of loan costs and debt discount, $5.7 million in asset impairment and aircraft retirements, $3.0 million in stock-based compensation expense and $1.1 million in loss on disposition of equipment. The following non-cash items were negative adjustments to reconcile net income to net cash provided by operating activities: $85.3 million in gain on extinguishment of debt, $58.1 million in gain on investment, and $37.7 million in deferred income taxes. Net cash used from changes in operating assets and liabilities was $(33.6) million. Sources of cash due to changes in operating assets and liabilities were: $18.1 million in accounts receivable, net, and $6.1 million in air traffic liabilities and accrued flight expense. Uses of cash due to changes in operating assets and liabilities were: $30.2 million in other current liabilities, $14.1 million in accounts payable, $7.6 million in other liabilities and other assets, $3.5 million in inventories, net, $0.9 million in accrued compensation and benefits, and $1.4 million in other current assets. The decrease in accounts receivable, net, was due to a decline in revenue compared to 2008, as well as lower rebilled fuel expenses. The decline in accounts payable, as well as other accrued expenses and current liabilities, was partially due to a decline in fuel expenditures. In addition, we issued promissory notes for amounts previously reflected as current liabilities as of December 31, 2008.

        In the year ended December 31, 2008, net cash provided by operating activities was $103.9 million. The following non-cash items were positive adjustments to reconcile net loss of $187.5 million to net cash provided by operating activities: $124.5 million in asset impairment and aircraft retirements, $65.0 million in depreciation and amortization, $43.0 million in non-cash interest, $14.0 million in amortization of loan costs and debt discount, $5.7 million in stock-based compensation, $2.4 million in deferred income taxes, and $1.4 million in loss on disposal of equipment. The following non-cash items were negative adjustments to reconcile net loss to net cash provided by operating activities: $6.3 million in gain on the adjustment of warrants accounted for under the liability method, and $1.0 million other non-cash items. Cash provided by changes in operating assets and liabilities was $42.9 million. Sources of cash due to changes in operating assets and liabilities were: $51.5 million in other current liabilities, $44.4 million in accounts payable, $8.9 million in other liabilities and other assets, and $3.3 million in air traffic liabilities and accrued flight expenses. Uses of cash due to changes in operating assets and liabilities were: $29.4 million in other current assets, $28.9 million in accounts receivable, net, $5.7 million in inventories, net and $1.2 million in accrued compensation and benefits.

        In the year ended December 31, 2007, net cash provided by operating activities was $20.5 million. The following non-cash items were positive adjustments to reconcile net loss of $69.7 million to net cash provided by operating activities: $43.8 million in depreciation and amortization, $18.4 million in non-cash interest, $11.6 million in other non-cash items, $7.2 million in asset impairment and aircraft retirements, $5.6 million in amortization of loan costs and debt discount, and $2.4 million in stock-based compensation expense. The following non-cash items were negative adjustments to reconcile net loss to net cash used in operating activities: $14.7 million in deferred income taxes, and $1.0 million in gain on disposition of equipment. Cash used from changes in operating assets and liabilities was $24.1 million. Sources of cash due to changes in operating assets and liabilities were: $21.3 million of air traffic liabilities and accrued flight expense, $11.8 million in other liabilities and other assets, $3.6 million in other current liabilities, $2.9 million in accounts payable, and $1.0 million in inventories, net. Uses of cash due to changes in operating assets and liabilities were: $32.8 million in accounts receivable, net, $18.0 million in other current assets, and $13.9 million in accrued compensation and benefits.

        Cash Flow from Investing Activities.    Net cash used in investing activities for the six months ended June 30, 2010 and 2009 were $26.4 million and $14.8 million, respectively, consisting primarily of capitalized maintenance events and the purchase of rotable parts. The increase in capital expenditures is the result of an increase in aircraft operations and the timing of scheduled maintenance events during the six months ended June 30, 2010 compared to the same period in 2009.

        Net cash used in investing activities for the year ended December 31, 2009 was $35.1 million consisting primarily of capitalized maintenance events and the purchase of rotable parts.

        Net cash used in investing activities for the year ended December 31, 2008, was $91.4 million, which mainly consisted of capital expenditures of $66.2 million. In addition, the deconsolidation of ATA as of April 3, 2008, resulted in a reduction of available cash of $26.1 million.

        Net cash used in investing activities for the year ended December 31, 2007 was $349.3 million. This was primarily a result of the acquisition of World Air Holdings, net of cash acquired of $283.8 million and capital expenditures.

        Cash Flow from Financing Activities.    Net cash used in financing activities for the six months ended June 30, 2010, was $20.0 million, consisting of $18.8 million in payments on long-term debt and $1.2 million in payment of costs related to the issuance and repurchase of debt.

        Net cash provided by financing activities during the six months ended June 30, 2009 was $17.6 million, consisting of $20.0 million in proceeds from the issuance of preferred stock, $182.6 million in proceeds from the issuance of long-term debt, which was offset by payments on long-term debt of $219.1 million. This issuance of long-term debt and payment on long-term debt during this period were associated with restructuring our debt. In addition, we paid $1.0 million in payment of costs related to the issuance of debt and $0.1 million in the repurchase of common stock.

        Net cash used in financing activities for the year ended December 31, 2009, was $39.7 million. This consisted primarily of cash payments of $285.8 million in term loan agreements and $21.3 million in fees related to issuance of debt restructuring, which were partially offset by $247.6 million in proceeds from issuance of the First Lien Notes and Second Lien Loan and $20.0 million in proceeds from the issuance of preferred stock.

        Net cash used in financing activities for the year ended December 31, 2008, was $4.9 million. This consisted of $11.3 million in debt issuance costs and $0.5 million in payments on long-term debt, partially offset by proceeds of a $7.0 million subordinated note issued to MatlinPatterson.

        Net cash provided by financing activities for the year ended December 31, 2007 was $377.4 million, which mainly consisted of the receipt of $340.0 million under a term loan agreement, the receipt of $161.1 million from the issuance of the Series A Preferred Stock and $28.0 million in proceeds from long-term debt from affiliates. (See Note 10 to our audited consolidated financial statements included elsewhere in this prospectus.) These amounts were partially offset by the repayments on long-term debt of $81.4 million, payments on long-term debt from affiliates of $54.3 million and $16.0 million in the payment of costs incurred related to the issuance of preferred stock.

        We believe cash generated from operations and existing cash balances will be sufficient to meet our operating requirements and other obligations over the next 12 months. For a discussion of factors that could adversely affect our liquidity, see "Risk Factors."

Capital Resources

        To meet increased cargo demand, World entered into contracts in July 2010 to lease two Boeing 747-400 freighter aircraft, each for a period of 72 months. One lease commences and the aircraft is scheduled to be delivered during the fourth quarter of 2010 and the other commences and the aircraft is scheduled to be delivered during the first quarter of 2011. In addition, World entered into an agreement to lease an MD-11 passenger aircraft, which is scheduled to be delivered in the third quarter of 2010. The addition of these three aircraft will increase our aircraft rentals expense, long-term deposits on our balance sheet, and flight crew costs due to increased pilot training costs and headcount, in addition to higher maintenance costs associated with an increased number of aircraft and the return of one MD-11 freighter to revenue service.

        Debt.    On August 13, 2009, we issued $175.0 million of 14% Senior Secured First Lien Notes due August 2013 (original notes). The original notes were recorded net of a $10 million discount. The original notes include the following key provisions: a maturity date of August 15, 2013, a 14% annual cash interest rate payable semiannually, a semiannual offer to the noteholders to prepay $10.0 million, and a minimum consolidated net cash flow covenant. See "Description of Certain Indebtedness." During the six months ended June 30, 2010, we purchased $7.5 million principal amount of the original notes pursuant to the semi-annual offer dated December 31, 2009. On June 30, 2010 we offered to purchase $11.0 million principal amount of original notes on August 3, 2010. Holders of $34,000 principal amount of original notes accepted this offer, and we purchased such original notes on August 3, 2010. Finally, we purchased $8.0 million of original notes in the open market during the second quarter of 2010. We used cash generated from operations to fund these debt purchases. The original notes are secured by a first priority lien on substantially all of our tangible and intangible assets.

        On September 29, 2009, we entered into a $72.5 million Second Lien Loan that matures in September 2014 and provides for 12% cash interest plus 6% additional interest payable in kind as an increase to the loan balance. The Second Lien Loan was recorded net of a $7.5 million discount. In addition, we issued warrants that were immediately converted into 838,000 shares of common stock. These warrants were issued to the holder of the Second Lien Loan and were recorded as a $7.1 million discount against the Second Lien Loan, for a total discount recorded of $14.6 million. We incurred approximately $5.5 million in capitalized transaction fees.

        We intend to use a portion of the proceeds from our initial public offering to repay certain indebtedness.

        As of August 2010, we had received $53.5 million of proceeds from the ATA's bankruptcy estate. We used $51.0 million and $1.5 million to reduce our outstanding debt during the year ended December 31,

2009 and during the six months ended June 30, 2010, respectively, and $1.0 million was used for working capital purposes.

        We may from time to time seek to retire or purchase our outstanding debt through cash purchases, or exchanges for equity or other securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements and cash from financing sources, contractual restrictions and other factors.

Commitments and Contractual Obligations

        Debt and Operating Lease Cash Payment Obligations.    We finance our aircraft with operating leases and consequently do not include assets and liabilities (other than maintenance reserves) associated with operating leases in our consolidated balance sheets. The following table summarizes our material contractual obligations and commitments and their currently scheduled impact on liquidity and cash flows as of June 30, 2010, after giving effect to the addition of two Boeing 747-400 freighter aircraft leases entered into by World in July 2010, as well as the addition of an MD-11 passenger aircraft lease and the extension of two MD-11 passenger aircraft leases entered into by World in August 2010. The following information is shown in thousands.

	Cash Payments Currently Scheduled
	2010	2011	2012	2013	2014	After 2014
Current and long-term debt	$3,518	$22,671	$20,416	$109,539	$72,500	$—
Cash interest payments on current and long-term debt	15,905	31,153	28,885	26,669	14,233	—
Payment-in-kind interest	—	—	—	—	22,464	—

Total debt payments	19,423	53,824	49,301	136,208	109,197	—
Operating leases(1)	76,054	153,522	120,030	98,438	52,078	103,331
Accrued post-retirement benefits(2)	211	449	493	585	667	4,220

	$95,688	$207,795	$169,824	$235,231	$161,942	$107,551

(1)
Amounts reflect fixed lease payments and do not include potential additional contingent aircraft lease payments based on the net income of World pursuant to a lease expiring in 2012.

(2)
Amounts reflect our expected contributions to the post-retirement health care benefit plan for certain World employees.

        Amounts include scheduled interest payments. Interest on our Second Lien Loan is payable in cash at an annual rate of 12% and additional interest is payable in kind as additional Second Lien Loan amount at an annual rate of 6%. The interest payable in kind is reflected in the table above at maturity, with cash interest on the additional loan amount reflected when due. See "Description of Certain Indebtedness" for the description of the material terms of our indebtedness.

Quantitative and Qualitative Disclosures about Market Risk

        We are subject to certain market risks, principally related to foreign currency exchange rate risk. Although some of our revenues are derived from foreign customers, all revenues and substantially all expenses are denominated in U.S. dollars. We maintain minimal balances in foreign bank accounts to facilitate the payment of expenses. With respect to these balances, we do not view the exposure of currency exchange rate risk to be material.

Controls and Procedures

        We identified a material weakness in our internal control over financial reporting as of December 31, 2009 primarily relating to the accounting for the non-routine transactions related to the ATA bankruptcy. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis by our internal controls. Deficiencies were identified in connection with the consolidation of the bankruptcy trust and the tax consequences of the bankrupt entity due to the lack of sufficient technical resources related to these matters. We have hired additional tax and accounting management staff and have engaged professional services as necessary to remediate this weakness. While we believe we have taken the necessary steps to remediate this material weakness, we cannot assure you that our remediation efforts will be fully successful or that similar material weaknesses will not recur. See "Risk Factors—Risks related to our Business—Failure to establish and maintain effective internal control over financial reporting may lead investors to lose confidence in our financial data."

INDUSTRY

Military Passenger and Cargo Transport Industry

        The United States faces a complex and uncertain national security landscape in which the pace of change continues to accelerate, and the distribution of global political, economic, and military power is becoming more diffuse. To meet these challenges, the U.S. military has revised its operating doctrine to include large-scale counterinsurgency, stability and counterterrorism efforts across a wide range of environments. A critical component of this doctrine is maintaining a highly agile and deployable force. As a result, even as troop levels in Iraq are further reduced, the demand for military passenger and cargo transport, both to and from overseas theaters and domestic training locations, is expected to persist. The DOD has committed to provide all troops forward deployed to a war theater 15 days of rest & recuperation for every 270 days deployed. We expect the resulting troop movements to sustain a baseline level of passenger travel demand to and from international deployments.

        The DOD budget for the 2011 government fiscal year reflects the ongoing efforts to counter the global asymmetric threat. While procurement spending will decrease 7% from government fiscal year 2009 to government fiscal year 2010, the operations and maintenance portion of the budget is estimated to increase 16% over the same period and another 6% in fiscal year 2011. The operations and maintenance budget, which includes military salaries and benefits, funds day-to-day U.S. military operations including logistics and transport.

        According to the 2011 DOD's budget justification, in government fiscal year 2009 the AMC's operations and maintenance budget appropriations, including supplemental funding, were $8.1 billion, for government fiscal year 2010 the projected budget is $8.3 billion, and for government fiscal year 2011, the budget request is $8.7 billion. The Air Force and AMC will continue to employ commercial air carriers to supplement their own military aircraft. While the Air Force's largest and longest-range military transport aircraft, the C-5 and C-17, are most efficiently utilized by carrying heavy equipment such as vehicles and helicopters, commercial air carriers provide an efficient means of internationally transporting military passengers, their gear and selected equipment. Because the AMC does not maintain its own passenger air fleet, it relies on civilian passenger carriers for 90% of its passenger transport needs. The military also uses commercial air carriers for 40% of its cargo transport needs.

        AMC demand for commercial aircraft assets is likely to increase in the long-term due in part to the combination of the Air Force's aging C-5 fleet coupled with the very aggressive utilization faced by all military airlift platforms. For example, the average age of the Air Force's C-5 fleet is 30.8 years, with 27 out of 36 active duty aircraft aged between 21 and 24 years and all 33 of the Air National Guard's fleet aged greater than 24 years. The C-17 fleet's average age of 7.5 years is far younger. However, the majority of C-17s are significantly overextended, flying more than 2,000 hours per year while only engineered to fly approximately 1,000 hours per year. In addition, the DOD has expressed a commitment to stop producing the C-17.

Commercial Air Cargo

        The commercial air cargo industry generally consists of air carriers that have dedicated fleets of freighter aircraft as well as scheduled service airlines that offer cargo capacity in the belly compartments of their aircraft flown on passenger missions. The International Air Transport Association (IATA) estimates that in 2010 the global air cargo industry will grow by more than 18.5% to approximately $60 billion. The industry is fragmented, as global cargo routes expand and new competitors are formed to meet demand in the emerging markets. Approximately 230 air carriers from more than 120 countries participate in this market representing 93% of the world's international cargo traffic.

        Global airfreight demand is highly correlated with the global economy and international trade and the slowdown in global economic activity in 2008 and 2009 resulted in an unprecedented decline in airfreight volumes during the second half of 2008 and the first half of 2009. In late 2009 and the beginning of 2010, air cargo traffic volume recovered to a level 28% above its 2008 low. However, many of the stored aircraft have not been returned to service, as this usually involves significant capital expenditures, and stored equipment is generally less efficient than modern aircraft. As a result, early 2010 industry freight load factors were the highest since 2000. According to IATA, the global airfreight market was 37 million tons in 2009 and is expected to increase to 43 million tons in 2010. Boeing estimates the average compound annual growth rate of the global air freight market will be 5.8% between 2007 and 2027, with the highest growth areas being intra-Asia (expected compound annual growth rate of 8.1%), Asia-North America (expected compound annual growth rate of 6.7%), and Europe-Asia (expected compound annual growth rate of 6.5%). Boeing forecasts that this demand growth will require nearly 2,000 additional freighters to be placed in service over the next 20 years.

        Global trade is partly dependent on the availability of reliable air cargo solutions. Air cargo product categories include (i) high-value, time-sensitive items with short shelf lives, (ii) supply chains with just-in-time delivery requirements; and (iii) products with significant security considerations (including military assets). Examples include high-tech consumer products, fashion clothing, fish and flowers. In late 2008 and early 2009, the collapse of freight volumes was connected to a substantial inventory overhang. As the economy has begun to emerge from the global economic recession, destocking has occurred and the inventory overhang has been nearly eliminated. As a result air cargo traffic has started to expand and, according to IATA, air freight rose three times faster than world trade from its lows in late 2008 through 2009. This recent strength in air freight has been helped by a number of factors, including increased demand from shippers that have switched transportation modes to air from ocean and surface transport. IATA notes this rapid post-recession upturn phase is usually associated with the business inventory cycle and normally lasts six to 12 months, after which growth would be expected to be more in line with increases in world trade. The typical indicators of air cargo demand are now broadly positive in an absolute sense, as well as relative to other modes of freight transportation.

BUSINESS

         Overview

        We are a provider of customized, non-scheduled passenger and cargo air transport services, offering our customers a wide range of aircraft types, configurations, payloads and capabilities. We operated in approximately 124 countries worldwide in 2009 and are the largest provider of contracted air transportation services to the U.S. military. We provide our services through our two operating air carriers, World and North American. As of June 30, 2010, our combined fleet consisted of 30 wide-body and narrow-body leased aircraft, which support our two primary business lines: (1) military, which includes both passenger and cargo services and (2) commercial cargo air transport services. We also offer passenger charter services to customers in specialty markets.

        Our two primary lines of business combine the recurring revenue base of our established military business with the growth opportunities provided by our commercial cargo service. This coupling reduces our business model's vulnerability to economic downturns while positioning us to take advantage of opportunities as the global economy strengthens. Nearly all of our military and commercial cargo customer contracts provide for fuel expense pass-throughs or reimbursements, significantly reducing our exposure to fuel price volatility.

        We have been flying for the military since 1952 and are the largest provider of military transport services in the AMC international program. The U.S. military, through the AMC, relies on commercial air carriers for more than 90% of its passenger and 40% of its international air cargo needs. For the government fiscal year ended September 30, 2009, our share of total AMC passenger spending was 51.4%, and our share of total AMC cargo spending was 5.6%, which on a combined basis represent 27.9% of total spending in the AMC international program. We are the only provider of both passenger and cargo air transport services to the AMC.

Our Strengths

        Our business, contractual arrangements and aircraft provide us with a competitive advantage.

        Our cost-plus type contracts with the military are not bid based on price but rather are awarded based on team entitlement and priced using the average costs of all participating air carriers, weighted by flights flown in the AMC international program, plus a fixed operating margin. We are compensated on a per mission basis based on the mission's route and the aircraft type employed, at a fixed rate, regardless of the number of passengers or tons of freight actually flown. This operating and payment mechanism promotes a recurring revenue base with predictable margins. Our military business also benefits from attractive payment terms and certainty of collections.

        Our business model generally insulates our profitability from fluctuations in jet fuel prices, which are typically the largest and most volatile expense for an air carrier. Under our military contracts and most of our commercial passenger and cargo charter arrangements, our customers are responsible for the cost of jet fuel. In 2009, approximately 97% of our block hours were flown under either military or ACMI arrangements, in which the customer assumed the risk of fuel price volatility.

        We have a range of aircraft types in our fleet, which allows us the flexibility to cross-utilize the same aircraft in our military and commercial businesses, thereby maximizing aircraft usage and revenue while reducing unit costs. For example, we use the same fleet of freighter aircraft in the military business to transport military cargo to the Middle East and then commercial cargo on return trips via Asia to the United States. In addition, our combined fleet provides the military and our commercial customers a complete range of sizes of aircraft with long-range capability that can meet most of their operational requirements.

        Our freighter aircraft fleet is younger on average than that of a majority of our principal competitors, in the ACMI market resulting in relatively lower maintenance costs and higher fuel efficiency. All of our freighter aircraft are modern and are equipped with contemporary, digital, two crewmember cockpits.

These cockpits provide us with a cost advantage over older wide-body freighter aircraft, such as the B747-200 and DC-10, that require a third pilot or flight engineer to operate all flights.

Our Strategy

        Our strategy is to continue to be the leader in providing air transport services to the military while growing our commercial business.

        We plan to maintain our leadership in the AMC international program by maximizing our team's aircraft commitments to the CRAF, engaging the military on program improvements and continuing to match our aircraft offerings and capacity with the military's needs. We also plan to grow our military and commercial cargo businesses by using our MD-11 and B747-400 freighter fleets to meet the military's desire to use more modern, fuel-efficient aircraft and to address a similar desire we expect to exist in the commercial sector. For example, we have entered into arrangements to lease two B747-400 freighters, which will be delivered in the fourth quarter of 2010 and the first quarter of 2011.

        Our commercial cargo strategy is to capitalize upon the recovery of the air cargo transportation market. Given the current and anticipated increased demand for commercial air cargo transportation in improving economic conditions, coupled with a reduction in airlift capacity caused by the retirement of older freighter aircraft, such as DC-10s and B747-200s, we believe our fleet has the right mix of freighters to service our customers' needs. Across our industry, approximately 53% of the available B747-200s have been retired since December 2007. As the global economy and international trade continue to recover, we intend to explore opportunities to grow our freighter fleet to meet increased demand. For example, we have entered into arrangements to lease two B747-400 freighters which will be delivered in the fourth quarter of 2010 and the first quarter of 2011, and an arrangement to lease a MD-11 passenger aircraft, which will be delivered in the third quarter of 2010.

        We plan to grow our passenger charter business in certain specialty markets by leveraging our worldwide operating experience, our authority from the U.S. government and the long-range capabilities of our fleets. The U.S. carrier operating rights held by World and North American secure our access to the largest aviation market in the world. The traffic rights permitted under aviation bilateral agreements between the U.S. and a foreign country confer operating privileges that are limited to U.S. carriers and the airlines of the foreign contracting state. For example, while World and North American might have to compete with U.S. and Chinese carriers in respect of air traffic between the U.S. and China, they do not have to compete with third-country carriers in that market. Because of the size of the U.S. market, we believe this to be a significant advantage that World and North American hold over carriers licensed by countries with a small traffic base.

        We use our aircraft and crew to service scheduled operators' seasonal peak businesses. Our wide range of passenger aircraft offerings enable us to operate for a variety of customers, including servicing supplemental peak capacity flights for other air carriers, political campaigns, professional sports teams, tour operators and concert tours. We believe the experience developed from our military business gives us a competitive advantage in servicing customers that require the ability to change flight schedules on short notice or to operate to locations where most air carriers have limited experience and limited contacts with local vendors.

        We plan to continue delivering safe, high quality service to our customers. In order to meet our customers' needs, we prepare and train to operate to a variety of destinations, many of which are often remote. For example, North American is certified for extended twin-engine operations, referred to as ETOPS, in order to operate over-water up to 180 minutes from a landing field. World has received certification from the FAA to fly polar routings to reduce block hours on certain intercontinental flights.

        Both World and North American maintain modern, computerized operations control centers, which, via satellite communications, enable real-time tracking of our aircraft, so that we can quickly troubleshoot issues and communicate with our customers. We carry a fly-away kit of spare parts on our aircraft and also frequently operate our flights with mechanics and operations personnel onboard.

        As an integral part of our contract airlift business model, we maintain a competitive cost structure. We continuously seek opportunities to streamline our operations and reduce our unit costs. For example, the following initiatives are currently underway:

  •
  Streamline Operational Support Services—We are consolidating certain duplicate functions, including strategic sourcing for parts and services, travel arrangements for positioning crew, and engineering at World and North American into a single corporate organization charged with developing a more focused sourcing strategy and implementing operational process improvements, which we expect will ultimately drive additional cost savings.

  •
  Simplify Fleet—We currently operate six wide-body and narrow-body passenger and cargo aircraft types. We have an on-going initiative to simplify our fleet and, in 2009, we began to replace and retire DC-10 passenger and freighter aircraft. Currently, we are evaluating the retirement of our remaining DC-10 aircraft, subject to passenger requirements from the military and the availability of more efficient replacement aircraft. To date, our evaluation has included commercial discussions with our DC-10 lessor to determine the financial impact associated with the early termination of our DC-10 aircraft leases. This fleet simplification will allow World to further streamline maintenance, support functions and flight crew training, as well as improving crew utilization across its two remaining cockpit types.

  •
  Reduce Aircraft Lease Costs—We will continue to manage fleet capacity through near-term lease expirations and renewals. More than 85% of our aircraft lease contracts will expire over the next four years. Based on prevailing market conditions, we expect to be able to achieve significant reductions in aircraft rental or equivalent costs when we replace or renegotiate the operating lease terms of these aircraft. Current market lease rates are generally lower than the lease rates under our operating leases that we entered into in past years, reflecting changes in general economic conditions, the used aircraft market, and interest rates. For example, we signed operating leases for two B747-400 freighter aircraft in July 2010 that provide for significantly lower monthly lease rates than our prior leases for B747-400 freighter aircraft.

  •
  Reduce Commissions—Outside studies sponsored by the military have indicated that the level of commissions paid by the charter carriers operating AMC flights to their non-flying carrier teammates should be reduced. If these changes are implemented, World and North American would improve their profitability from flights operated on behalf of the AMC.

Military Passenger and Cargo

        AMC/CRAF Arrangements.    DOD, through the AMC, relies on commercial air carriers for more than 90% of its passenger and 40% of its cargo international air transport needs. The AMC awards flights to teams of air carriers through annual contracts. The teams are comprised of U.S. passenger and cargo air carriers that pledge aircraft to the CRAF to be available for activation by the U.S. government in times of need. Since its inception in 1951, the CRAF has only been activated twice: during Operation Desert Shield/Storm in 1990-1991 and during Operation Iraqi Freedom in 2003. In times of normal operating demand, the substantial majority of AMC missions are flown by a handful of charter carriers, including World and North American, which dedicate a large proportion of aircraft capacity to the program.

        Eligibility to participate in the AMC international program is limited to U.S. certificated air carriers that commit aircraft to the CRAF and can demonstrate a history of flight experience comparable to AMC missions, primarily international long range flights, with appropriate equipment, e.g., long range, overwater, heavy payload flights, access to flight crews and union rules that permit extended international missions with relatively short notice as to specific routes, and that otherwise meet rigid inspection, audit and qualification criteria.

        The AMC allocates flights, or missions, to air carrier teams proportionally based on the number of entitlement points of each team. Each participating air transport carrier earns entitlement points under a formula devised by the AMC, based on the number, size and capability of its aircraft pledged to the program. The members of each team enter into arrangements to determine the allocation of flights among the team members. Team agreements often set out priority rights to operate certain flights and the commissions paid to team members contributing entitlement points in excess of their share of team flights. Air carriers that contribute entitlement points to a team in excess of missions flown are generally large commercial airlines. These legacy carriers do not generally operate AMC flights except during a CRAF activation because of the disruption it causes to their core businesses, the remoteness of the destinations and their crew work rule restrictions. It is typical within the AMC international program for charter carriers to align themselves with the larger legacy carriers to maximize their team's entitlement. In return for the contribution of entitlement points, the legacy carriers are paid a commission out of the revenue a team receives for flying AMC missions. The AMC international program contracts are awarded annually and team arrangements and award allocations can change from year to year. Due to a delay in the AMC international contract solicitation process for government fiscal year 2011, the DOD has announced that contracts awarded for government fiscal year 2010 will be extended.

        There are more than 20 air transport carriers participating in the AMC international program, most of which are organized into and participate in one of three teams: the Alliance Team, the FedEx Team and the UPS Team. World is co-leader of the Alliance Team and, in combination with North American, we have been awarded the largest share of AMC passenger revenue in each of the last six fiscal years. Within the Alliance team, we currently have the right of first refusal to fly all long range military passenger flights and MD-11 freighter flights, and a second priority position on all B747 freighter flights.

        The Fiscal Year 2011 contract solicitation provides that AMC will begin awarding carriers entitlement points based on their past flying instead of just the number of aircraft they pledge to the CRAF. This change will benefit charter carriers with smaller fleets, such as us, that fly day-to-day military missions and act as a buffer against activation of the CRAF should the AMC require mobilization of additional airlift capacity. In addition, for government fiscal year 2010 and government fiscal year 2011, the AMC suspended a rule that reduced the number of entitlement points awarded to air carriers, such as us, that derive more than 40% of their revenue from the AMC international program.

        The AMC is also seeking ways to modernize the CRAF fleet, and we believe the AMC may make additional changes in government fiscal year 2012 to provide incentives for the use of modern aircraft. Based on our discussions with AMC we believe all of our aircraft, with the exception of our DC-10s, would qualify for these incentives. If these changes are implemented, the entitlement points awarded to us would likely increase, making us less reliant on paying commissions to other team members for their entitlement.

        We are paid by the AMC for flights based on the average costs of operations for all participating air carriers, weighted by the number of flights actually flown in the AMC international program, plus a fixed percentage margin, which the AMC sets annually. These rates are based on the capacity of the aircraft required by the AMC for a mission (measured in seats or tons), and the mileage of the mission. In addition, the AMC reimburses us for our fuel costs, eliminating our exposure to the risk of fuel price volatility. We render our invoices promptly after the completion of a mission and generally receive payments within 20 days of submission.

        The AMC has audit and inspection rights under our contracts, both with respect to our mission operating costs and compliance with the regulatory requirements of the program. In addition, the AMC measures our on-time performance, reliability and other similar performance measures. For example, we are required to maintain an 85% controllable on-time reliability record on a three-month rolling basis as measured by the DOD. Our right to fly missions can be affected by our performance.

        Military Passenger.    We have been transporting troops and their families around the world since 1952 during times of both conflict and peace and are the largest provider of air transport passenger services to the U.S. military. In 2009, we operated more than 1,500 passenger trips for the military using World and North American aircraft.

        We believe the military's demand for international passenger air transport services will remain significant even following further troop withdrawals from Iraq because of deployments to the many U.S.

military bases located throughout the world. In 2009, in addition to the U.S. military personnel stationed in Iraq and Afghanistan, there were approximately 60,000 personnel stationed in other parts of the Middle East and Central Asia. Deployments outside those regions in locations such as Europe, Japan and South Korea totaled approximately 140,000 personnel. In 2008, we were the first carrier to begin operating passenger flights directly into Iraq, saving the military the time and cost of connecting troops from Kuwait. Over the last decade, we have supported many military operations including the following:

Year	Operation
2010	New Dawn (Iraq Region)
2010	Haiti Relief (Haiti)
2010	Juniper Stallion (Israel)
2010	Flintlock (Mali)
2010	BALTOPs (Latvia & Estonia)
2009	Falcon Talon (Oman)
2008–2010	African Lion (Morocco)
2008	PANMAX (El Salvador)
2007–2009	Shared Accord (Mozambique)
2007–2008	Iron Falcon (United Arab Emirates)
2005, 2007, 2009	Talisman Saber (Australia)
2003–2004	Cope Tiger (Thailand)
2003–2010	Iraqi Freedom (Iraq Region)
2001–present	Bright Star (Egypt)
2001–present	Enduring Freedom (Afghanistan Region)
2001–2009	Northern Edge (Alaska)
2000 to 2010	Balikatan (Philippines)
1999–present	Cobra Gold (Thailand)
1999–present	Ulchi Focus Lens (Korea)
1999–2005	Joint Guardian (Kosovo)
1999–2004	Joint Forge (Bosnia)
1999–2003	Northern Watch (Turkey)
1999–2003	Southern Watch (Saudi Arabia Region)
1999–2001	Phoenix Duke (Macedonia)
1999	Phoenix Hump (Egypt)

        While many of our flights operate between multiple U.S. commercial airports or military bases to overseas training exercise locations and contingency destinations, we also operate recurring flight schedules for the military, some of which are contracted and scheduled up to a year in advance. Among these are Patriot Express routings that operate weekly between U.S. gateways such as Baltimore, Norfolk and Seattle and overseas bases, in locations such as Japan, Germany, Italy, Turkey, Kyrgyzstan, Bahrain, Diego Garcia and Djibouti. We also operate "R&R" missions for the military in which troops are granted approximately fifteen-day leaves of absence in the U.S. during overseas deployments. The AMC currently contracts with carriers including World and North American to operate R&R flights on a regular basis between Kuwait and Atlanta and Dallas-Fort Worth airports. From these airports the troops typically connect on scheduled service carriers to their final destinations.

        The World fleet consists of large class wide-body MD-11 and DC-10 passenger aircraft while the North American fleet consists of the medium class wide-body B767 and narrow-body B757 aircraft. AMC passenger business awarded to us is flown by World or North American based on the passenger requirements and range of the specific mission. For the fiscal year ended December 31, 2009, World operated 24,018 block hours to the military passenger business, while North American operated 26,612 block hours.

        Revenue derived from our military passenger business accounted for 75% and 69% of our operating revenues for the years ended December 31, 2009 and 2008, respectively, and accounted for 58% and 49%

of our block hours during such periods. For the six months ended June 30, 2010 and June 30, 2009 respectively, military passenger business accounted for 71% and 74% of our operating revenues and 56% and 59% of our block hours.

        Military Cargo.    We are the only provider of both passenger and cargo air transport services to the military. We have successfully grown our military cargo business in recent years with freighter aircraft provided by World. One factor in generating that growth is the military's increasing use of large contoured cargo freighters, which began in 2007. World's MD-11 freighter has an advantageous payload design and is modern, younger, and approximately 32% more fuel efficient than the B747-200 freighter, traditionally used for military air cargo transport. The AMC has indicated that it intends to direct over 20% of its wide-body cargo transport requirements to contoured freighters. As the largest operator of MD-11 freighter flights for the AMC, we are well-positioned to benefit from this greater use of contoured freighters.

        Another factor in the growth of our military cargo business is the increased use of the B747-400 freighter, with its greater fuel efficiency and increased payload compared to the older B747-200 freighter. In 2009, we began to operate our B747-400 freighters for the military transporting, among other things, M-ATVs to Afghanistan. In government fiscal year 2010, the AMC began offering certain B747 freighter missions that would only be performed by the higher-payload B747-400. These missions are paid at a 22% higher rate than all other B747 freighter missions.

        In addition to offering the military attractive fleet characteristics, we also work collaboratively with the military to develop innovative solutions to better address its air transport needs. For instance, we were the first carrier to load six M-ATVs on a B747 freighter mission, saving 16% on unit transportation costs for the military. We also recently worked with the military to identify ways to better utilize the MD-11 freighter to fly greater payloads with greater frequency.

        Revenue derived from our military cargo business accounted for 7% and 7% of our operating revenues for the years ended December 31, 2009 and 2008, respectively, and accounted for 6% and 5% of our block hours during such periods. For the six months ended June 30, 2010 and June 30, 2009, respectively, military cargo business accounted for 15% and 9% of our operating revenues and 11% and 8% of our block hours.

Commercial Cargo

        We conduct our commercial cargo business through World, which operates freighter aircraft primarily under contracts pursuant to which we provide the aircraft, crew, maintenance and insurance at a fixed rate per block hour. These contracts, known as ACMI contracts, provide our air cargo customers with the flexibility to outsource their cargo aircraft requirements, add supplemental capacity in existing markets and serve increased demand in seasonal markets, without reactivating older freighters or acquiring new freighters and related resources, such as flight crews. Under ACMI contracts, the customer is responsible for paying most operating expenses, including fuel. Our ACMI contracts include provisions whereby the customer commits to paying for a minimum amount of block hours each month, at a pre-determined block hour rate. Some of our contracts provide the customer a lower block hour rate for block hours flown above specified minimums. Our current ACMI cargo customers include ANA Aviation Services, Cargolux, Etihad Airways, and Jade Cargo.

        We also enter into full-service charter contracts with customers for which we are paid a higher block hour rate, but assume responsibility for fuel, handling, landing and other operating expenses. These contracts generally contain fuel reimbursement adjustments to limit our exposure to changes in fuel prices.

        Many of our full service commercial cargo contracts are operated as flights returning to the United States after the completion of a one-way military mission. The military pays a "one-way" rate for these missions, which includes additional compensation for the empty return flight to the United States. Instead of flying an empty aircraft directly back to the U.S., we are able to take advantage of the imbalanced Asia-Pacific -U.S. trade flows by contracting a charter flight for that route. For example, aircraft returning to the United States from one-way missions to Afghanistan have frequently contracted commercial cargo charters from Asia-Pacific to the United States. This allows us to position the aircraft for our next military mission and increase our commercial cargo revenue. The revenue from the full service commercial charter more than offsets the expense of the time and extra distance flown.

        We believe that our modern, reliable, fuel-efficient fleet is particularly attractive to our commercial cargo customers. We are the largest ACMI operator of the modern MD-11 freighter and, in 2008, we introduced the modern B747-400 freighter into our fleet.

        Our commercial cargo business accounted for 11% and 9% of our revenues and 26% and 22% of our block hours for the years ended December 31, 2009 and 2008, respectively. For the six months ended June 30, 2010 and June 30, 2009, respectively, commercial cargo business accounted for 10% and 11% of our operating revenues and 26% and 25% of our block hours.

Commercial Passenger Charter

        We provide ACMI and full service passenger charters to government and commercial customers in certain specialty markets, including operating supplemental peak capacity flights for other air carriers, political campaigns, professional sports teams, tour operators and concert tours. Our range of passenger aircraft offerings enable us to operate for a variety of customers, including servicing supplemental peak capacity for other air carriers, political campaigns, professional sports teams, tour operators and concert tours.

        Our commercial passenger charters are operated by World or North American depending on the customer specification and preference for aircraft capacity and range.

        Our commercial passenger business accounted for 5% and 7% of our revenues and 8% and 8% of our block hours for the years ended December 31, 2009 and 2008, respectively. For the six months ended June 30, 2010 and June 30, 2009, respectively, commercial passenger business accounted for 4% and 5% of our operating revenues and 7% and 7% of our block hours.

Our Aircraft Fleet

        A core concept of our business model is having a flexible aircraft fleet, which has allowed us to cross-utilize the same aircraft in our military and commercial businesses to maximize aircraft utilization. As of June 30, 2010, our combined fleet consisted of 30 leased passenger and freighter aircraft, as described in more detail in the table below:

Aircraft Type	World	North American	Average Age (in years)	Lease Expiration Range (in months)
Boeing 757-200 (passenger)	—	5	11.2	22-47
Boeing 767-300ER (passenger)	—	5	14.8	10-45
Boeing 747-400 (freighter)	2	—	16.9	94-101
McDonnell Douglas MD-11 (freighter)	9	—	17.2	20-59
McDonnell Douglas MD-11 (passenger)	6	—	16.9	7-39
McDonnell Douglas DC-10-30 (passenger)	3	—	29.3	33-38

	20	10	16.7

        To meet increased cargo demand, World entered into contracts in July 2010 to lease two B747-400 freighters, each for a period of 72 months. One lease commences and the aircraft is scheduled to be delivered during the fourth quarter of 2010 and the other commences and the aircraft is scheduled to be delivered during the first quarter of 2011. In addition, World entered into an agreement to lease an MD-11 passenger aircraft, which is scheduled to be delivered during the third quarter 2010.

        We believe our staggered and relatively short lease terms allow us to respond and restructure our fleet costs as demand for our services changes. We also believe it will permit us the ability to renegotiate aircraft lease terms on more favorable terms over the next few years based on market conditions. We will carefully evaluate opportunities to acquire additional aircraft to grow our business.

        All of our freighter aircraft are equipped with modern, digital, two-man cockpits, which provide us with a cost advantage over older wide-body freighter aircraft, such as the B747-200, that require a third pilot or flight engineer to operate all flights.

        Our cargo fleet is built around the modern MD-11 freighter, which we believe, at full payload, provides the lowest transport costs per ton among large freighter aircraft for flights of more than 6 hours in length. We are the only significant ACMI operator of the MD-11 freighter. The MD-11 is also attractive to some of the largest air cargo companies, such as UPS, FedEx and Lufthansa, that already operate significant MD-11 freighter fleets. The MD-11 is particularly well-suited for operations within the following trade lanes due to its fuel and overall trip efficiency:

North America/South America	Europe/Middle East	Middle East/Africa
North America/Europe	Europe/Africa	Middle East/Asia
North America/Northeast Asia

        We introduced the modern B747-400 freighter into our fleet in 2008. The B747-400 is the largest commercial freighter currently in service, with greater payload capacity and range, better fuel efficiency and lower operating costs than the prior-generation B747-200 freighter, which is still operated by many of our competitors. The B747-400 freighter is typically used for long-range, large payload flights such as between Asia-Pacific and North America or Europe. The combination of capacity, range, fuel efficiency and cost characteristics of the B747-400 freighter results in lower unit costs for our military and ACMI contract customers, and reduces our operating expenses with respect to our full service contracts.

        All of our aircraft and related engines are subject to operating lease agreements under customary lease terms with the various lessors. Under the terms of these agreements, we are required to return the aircraft or engine in an agreed-upon condition at the end of the lease. Although title remains with the lessor, we are responsible during the lease term for maintenance, servicing, insurance, repair and overhaul. As of August 15, 2010, scheduled future minimum lease payments having non-cancelable terms of more than one year were approximately $603 million. For more information, see Note 6 to the consolidated financial statements included elsewhere in this prospectus.

Competition

        Our military passenger and cargo transport business is conducted through the AMC international program under one-year contracts with the military, for which we have made available a substantial number of our aircraft to be used by the military in support of its operations. We operate these flights as part of the AMC international program's entitlement-based contracts.

        A number of factors affect the amount of AMC business we are awarded. These factors include the number and type of aircraft we make available to the AMC international program, the number of other independent air carriers wishing to operate AMC international program missions, the willingness of scheduled service or dedicated cargo air carriers to commit aircraft to the CRAF and the manner in which AMC international program entitlement points are awarded. We endeavor to participate in a large team to maximize entitlement points available to team members. Within the team, we seek to maximize our percentage of team flights flown, both by our participation in the team leadership and by negotiating priority positions within the team for flights for which our aircraft are well suited. In the event we receive a reduction in our awards under the AMC international program, we intend to re-deploy available aircraft to our other lines of business.

        The market for commercial cargo services is highly competitive. We believe the most important bases for competition in the commercial cargo charter business include the fuel and trip efficiency of the aircraft fleet, the payload and cubic capacities of the aircraft and the price, flexibility, quality and reliability of the air transportation services provided.

        The MD-11 freighter, although a smaller part of the overall ACMI air cargo market, has increasingly become an attractive alternative to the B747-200 freighter due to its efficiency and capacity characteristics. As the largest operator of ACMI MD-11 freighters, we are well positioned for payloads that do not require the capacity of a B747 freighter. We do not have direct competition with air carriers operating ACMI MD-11 wide-body freighters, although we compete on an indirect basis with operators of other types of wide-body freighter aircraft.

        For larger cargo requirements traveling longer distances, we acquired two B747-400 freighters in 2008. The B747-400 is substantially more efficient than the predecessor B747-200 series and is also well positioned to compete for long-haul large payload ACMI customer requirements. Our principal direct commercial cargo competitors in the B747-400 ACMI market include Atlas Air, Air Atlanta Icelandic and Kalitta Air. Atlas Air currently operates over 20 B747-400 aircraft. Certain of our principal competitors have ordered Boeing 747-8 freighters and others have ordered B777 freighters, which could increase competition for long-haul large payload ACMI customers that we currently serve with our B747-400s. We believe, however, that because of the higher expected costs associated with operating B747-8 freighters and B777 freighters, any such competition will only affect a limited number of customers in the ACMI long-haul large payload sub-market.

        The competition in our passenger charter business is highly fragmented and includes both charter airlines and scheduled service airlines seeking to use marginal capacity. We believe that the most important criteria for competition in the passenger charter business include the range and passenger capacity of the aircraft, price per seat, and the flexibility and reliability of the air transportation service provided. In addition to competing with the major U.S. airlines that use their excess capacity for charters, we compete with specialty charter airlines such as Omni Air International, Ryan International Airlines and Miami Air. Many international scheduled and charter airlines also compete for charter business on non-domestic routes.

Employees

        As of September 30, 2010, we employed approximately 1,286 personnel at World, 712 personnel at North American and 80 personnel at our corporate headquarters, excluding employees on leave as footnoted below. The following table summarizes our personnel represented under collective bargaining agreements:

Employee Group	Number of Employees	Union	Contract Status
World:
Cockpit Crew(1)	458	IBT(3)	In negotiations
Flight Attendants(1)	426	IBT	Amendable as of 9/30/2012
Dispatchers	12	TWU(4)	Amendable as of 12/31/2013
North American:
Cockpit Crew(2)	165	ALPA(5)	Amendable as of 11/1/2012
Flight Attendants(2)	269	IBT	In negotiations

(1)
Excludes 10 cockpit crewmembers and 73 flight attendants on leave.

(2)
Excludes 12 cockpit crewmembers and 14 flight attendants on leave.

(3)
International Brotherhood of Teamsters.

(4)
Transport Workers Union.

(5)
Air Line Pilots Association.

        Relations between air carriers and labor unions in the United States are governed by the Railway Labor Act. Under the Railway Labor Act, collective bargaining agreements generally contain "amendable dates" rather than expiration dates. The Railway Labor Act requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage bargaining process overseen by the National Mediation Board. This process continues until either the parties have reached agreement on a new collective bargaining agreement or the National Mediation Board releases the parties to "self-help" such as strikes and lock-outs. We have only encountered one such "self-help" situation, when the World pilots conducted a nine-day strike in January 2006.

        While we believe we have good relations with our employees, any prolonged dispute with employees or work stoppages, whether or not the affected employees are represented by a union, could have a material adverse effect on our business, financial condition and results of operations. However, under our collective bargaining agreements, our flight crews are not permitted to strike on military flights.

Flight Operations and Aircraft Maintenance

        Each of our subsidiaries maintains a 24-hour operations center to enable the worldwide dispatch of our aircraft. We are able to dispatch maintenance and operations personnel and equipment as necessary to support flight operations around the world. Each of our subsidiaries uses both internal staff and third-party maintenance providers to maintain our aircraft under programs approved by the FAA.

        Primary maintenance activities include scheduled and unscheduled work on airframes and engines. Scheduled maintenance activities encompass those activities specified in a carrier's maintenance program approved by the FAA. The timing of scheduled maintenance is dependent on a number of factors relevant to the particular aircraft involved, including the type of aircraft and the number of calendar months, the number of block hours flown and the number of departures since the last scheduled maintenance. Unscheduled maintenance typically relates to unexpected parts breakage or damage. The costs necessary to adhere to these maintenance programs may increase over time, based on the age of the aircraft or engines or due to FAA airworthiness directives. Costs related to unscheduled maintenance are unpredictable.

        Under the FAA airworthiness directives issued pursuant to its aging aircraft program, we are subject to extensive aircraft inspections and may be required to undertake structural modifications to our fleet from time to time to address the problems of corrosion and structural fatigue. As part of the program, the FAA has issued airworthiness directives requiring additional aircraft modifications. It is possible that additional airworthiness directives applicable to the type of aircraft or engines included in our fleet could be issued in the future and that the cost of complying with such airworthiness directives could be substantial.

Insurance

        We carry the types and amounts of insurance that we believe to be customary in our industry, including coverage for public liability, passenger liability, property damage, aircraft loss or damage, baggage and cargo liability and workers' compensation.

        Following the terrorist attacks of September 11, 2001, commercial aviation insurers significantly increased the premiums and reduced the amount of war-risk coverage available to commercial carriers. The U.S. government provides us with such "war-risk" insurance coverage through a program that currently is set to expire on December 31, 2010. We expect this government coverage to continue to be available for the foreseeable future, but if the government ceases this program and we must rely on commercial aviation insurers who provide war-risk coverage with substantially less desirable terms, then we may experience a material adverse effect on our financial condition and results of operations.

Regulation

        General.    We are subject to regulation by the Department of Transportation (DOT), the Federal Aviation Administration (FAA), the Transportation Security Administration (TSA) and numerous other governmental agencies as well as the equivalent agencies in foreign countries.

        The DOT principally regulates economic matters affecting air service, including air carrier citizenship, certification and fitness, insurance, operations for other carriers, allocation of route rights, authorization of proposed scheduled and charter operations, allocation of certain airport slots not controlled by the FAA, consumer protection and competitive practices. The DOT has the authority to investigate and institute proceedings to enforce its economic regulations and may assess civil penalties, order carriers to cease and desist from violations, revoke operating authority and seek criminal sanctions by referring criminal matters to the Department of Justice. Our air carrier certificates, originally issued to North American in 1990 and to World in 1948, authorize us to engage in scheduled air transportation within the United States, its territories and possessions and to various overseas destinations and to perform charter trips on a worldwide basis. The DOT may revoke or suspend any of these certificates, in whole or in part, for intentional failure to comply with certain provisions of the U.S. Transportation Code, or any order or regulation issued thereunder, or any term of such certificate after notice to the certificate holder and an opportunity to appeal. The DOT also may impose conditions or restrictions on air carrier certificates. Certain long-term ACMI agreements require separate authorization from the DOT.

        The FAA primarily regulates flight operations and aircraft maintenance, particularly matters affecting air safety, including airworthiness requirements for each type of aircraft, the licensing of pilots, mechanics and dispatchers and the training of flight crew and flight attendants. The FAA requires each carrier to obtain an operating certificate authorizing the carrier to conduct certain operations using specified equipment. We have, and maintain, FAA certificates of airworthiness for all of the respective aircraft of

World and North American, and have the necessary FAA authority to conduct all operations that each carrier currently performs.

        If we fail to comply with FAA regulations, the FAA has the authority to modify, suspend temporarily or revoke permanently our authority, or that of our licensed personnel, to provide air transportation, after providing notice and opportunity for a hearing. The FAA can institute proceedings for the imposition and collection of civil penalties for the violation of certain FAA regulations. The FAA can revoke our authority to provide air transportation on an emergency basis, without providing notice and a hearing, where significant safety issues are involved. The FAA monitors our compliance with maintenance, flight operations and safety regulations, maintains onsite representatives and performs frequent spot inspections of our aircraft, employees and records.

        The FAA also has the authority to issue maintenance directives and other mandatory orders relating to, among other things, inspection of aircraft and engines, fire retardant and smoke detection devices, collision and windshear avoidance systems, noise abatement and the mandatory removal and replacement of aircraft parts that have failed or may fail in the future. In addition, the FAA mandates extensive recordkeeping practices for aircraft maintenance.

        The civil aviation security functions of the FAA were transferred to the TSA pursuant to the Aviation and Transportation Security Act. The TSA operates under the Department of Homeland Security and is responsible for all civil aviation security, including passenger and baggage screening, cargo security measures, airport security, assessment and distribution of intelligence, and security research and development. The TSA also has law enforcement powers and the authority to issue regulations. In cases of a national emergency, it may issue regulations without a notice or comment period.

        Based upon bilateral or multilateral aviation agreements between the United States and other nations, or, in the absence of such agreements, comity and reciprocity principles, we, as charter carriers, are generally not restricted as to the frequency of our flights to and from most foreign destinations. These arrangements generally allow us to carry passengers and cargo on flights between the United States and foreign destinations with considerable flexibility as to the intermediate points that may be served. Where charter services are not specifically authorized under these aviation agreements, they must be specifically approved by the civil aeronautics authorities in the relevant countries. Approval of such requests is typically based on considerations of comity and reciprocity and cannot be guaranteed. Charter provisions specifying the terms and conditions under which charter traffic may be carried are generally established either by the terms of the applicable bilateral agreement or by the country of origin of the charter traffic.

        We believe that we are currently operating in material compliance with DOT, FAA and TSA regulations and hold all necessary operating and airworthiness authorizations and certificates. A modification, suspension or revocation of any of our DOT or FAA authorizations or certificates could have a material adverse effect on our financial condition and results of operations.

        CRAF.    By participating in the CRAF program, we have committed that the DOD may activate our aircraft during national emergencies when the need for military airlift exceeds the capability of military aircraft and commercial aircraft flown for the AMC under normal, voluntary charter arrangements. Only twice, during Operation Desert Shield/Storm in 1990 and again during Operation Iraqi Freedom in 2003, has the CRAF been activated. CRAF program participation makes us eligible to bid on and be awarded certain contracts with the military for non-emergency airlift requirements. The DOD audits our operations, maintenance and safety procedures every two years.

        Foreign Ownership.    Under federal law and DOT regulations, we must be a citizen of the United States as defined by DOT. In this regard, we must be incorporated under the laws of the United States or one of the states, our president and at least two-thirds of our board of directors and key management officials must be U.S. citizens and not more than 25% of our voting interest may be owned or controlled by non-U.S. citizens. In addition, under existing precedent and policy, actual control of our Company must reside with U.S. citizens. As a matter of regulatory policy, the DOT has stated that it will not permit aggregate equity ownership of a domestic air carrier by non-U.S. citizens in an amount in excess of 25% in the case of ownership by citizens of countries not having liberal "open skies" bilateral agreements. Citizens of countries having open skies bilateral agreements may own additional non-voting equity taking the total foreign equity to 49%. We currently are in compliance with these ownership provisions.

        Other Regulations.    Various aspects of airline operations are subject to regulation or oversight by federal agencies other than the DOT, the FAA and the TSA. Employee relations in the air transportation industry are generally regulated under the Railway Labor Act, which vests in the National Mediation Board certain regulatory powers with respect to disputes between airlines and employee unions arising under collective bargaining agreements. We also are subject to the jurisdiction of the Federal Communications Commission regarding the utilization of radio equipment. In addition, U.S. Immigration and Customs Enforcement, U.S. Customs and Border Protection and the Animal and Plant Health Inspection Service of the Department of Agriculture have jurisdiction over inspection of our aircraft, passengers and cargo to ensure compliance with U.S. immigration, customs and import laws. Moreover, while our aircraft are in foreign countries, we must comply with the requirements of similar authorities in those countries. The U.S. Commerce Department also regulates the export and re-export of our U.S.-manufactured aircraft and certain equipment.

        We are also subject to state and local laws and regulations at locations where we operate and the regulations of various local authorities that operate the airports we serve.

        Future Regulation.    The U.S. Congress, the DOT, the FAA, the TSA and other governmental agencies have under consideration, and in the future may consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, our operations, ownership and profitability. In the past, during a period of fuel scarcity, air carrier access to jet fuel was subject to allocation regulations promulgated by the Department of Energy. We cannot predict what other matters might be considered in the future by the FAA, the TSA, the DOT or the U.S. Congress, nor can we judge what impact, if any, the implementation of any future proposals or changes might have on our business.

Environmental Matters

        Our operations are subject to comprehensive federal, state and local laws and regulations relating to pollution and the protection of the environment, including those governing aircraft noise, the discharge of pollutants into the air and water, safe drinking water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. Some of our operations require environmental permits and controls, and these permits are subject to modification, renewal and revocation by issuing authorities.

        The federal government imposes noise restrictions on commercial aircraft operations. In addition, many airports, both domestic and foreign, have established restrictions to limit noise, which can include limits on the number of hourly or daily flights and the time of such flights, including curfews. These limitations serve to protect the noise-sensitive communities surrounding the airport. As a result, we have been and may continue to be required to reduce our hours of operation at particular airports, to install noise abatement equipment on our aircraft or to change operational procedures during takeoff and landing. At the present time, we believe that our aircraft and operated flights are in material compliance with these and other local noise abatement requirements to which we are subject. On occasion, World and North American have experienced irregular operations resulting in violations of these requirements. We do not believe that any such restrictions or violations will have a material adverse effect on our business, financial condition or results of operations.

        At our aircraft maintenance facilities and the airports we serve, materials are used such as aircraft deicing fluids, fuel, oils and other materials that are regulated as hazardous under federal, state or local laws. We are required to maintain programs to protect the safety of the employees who use these materials and to manage and dispose of any wastes generated by the use of these materials in compliance with applicable laws. The EPA regulates operations, including air carrier operations that affect the quality of air in the United States, such as the discharge of aircraft emissions exhaust into the environment. We believe that World and North American have made all necessary modifications to their respective operating fleets to meet fuel-venting requirements and smoke-emissions standards. Although we believe that we are in compliance in all material respects with applicable environmental laws, we could incur substantial costs, including cleanup costs, fines, civil or criminal penalties, or third-party property damage or personal injury claims as a result of violations of, or liabilities under, environmental laws or noncompliance with the environmental permits required for our operations. In addition, the adoption of new or more stringent requirements could increase the cost of our operations, require significant capital expenditures or result in material restrictions on our operations.

        There is increasing global regulatory focus on climate change and greenhouse gas emissions. In particular, the United States and the European Union, or EU, have developed regulatory requirements that may affect our business. On June 26, 2009, the U.S. House of Representatives passed the American Clean Energy and Security Act of 2009. The Senate may consider the legislation in 2010. The current version of the proposed law would regulate greenhouse gas emissions through a cap and trade system. Several states have also developed measures to regulate emissions of greenhouse gases, primarily through the planned development of greenhouse gas emissions inventories and/or regional greenhouse gas cap and trade programs. In late 2009 and early 2010, the EPA adopted regulations requiring reporting of greenhouse gas emissions from certain facilities, updating the renewable fuels standard and is considering additional regulation of greenhouse gases under the existing federal Clean Air Act. In addition, the EU has adopted legislation to include aviation within the EU's existing greenhouse gas emission trading scheme effective in 2012. This legislation has been legally challenged in the EU but we may incur additional costs as a result of this legislation. While we cannot yet determine what the final regulatory scheme will be in the United States, the EU, or in any other areas in which we do business, such climate-related regulatory activity in the future may adversely affect our business and financial results.

Facilities

        Global and World share corporate offices located in Peachtree City, Georgia. The lease expires in 2019. North American leases office space at JFK International Airport in New York for its administrative employees. This lease expires in 2017. We generally lease facility space on a short-term basis at or near airports in support of our operations. We also maintain a spare parts warehouse near Hartsfield-Jackson International Airport in Atlanta. This lease expires in 2011.

Our History

        Global was incorporated under Delaware law on January 26, 2006 under the name "New ATA Holdings Inc." and acquired a controlling interest in ATA Holdings Corp. and ATA Airlines, Inc., on February 28, 2006. On August 14, 2007, we acquired World Air Holdings, Inc., the parent company of World and North American. Following the 2007 acquisition, Global had three principal subsidiaries: ATA, World and North American. Each of these air transport companies specialized in military passenger and/or cargo transport. ATA and North American historically operated scheduled service and charter passenger service, while World operated passenger charter and ACMI cargo services. The scheduled service operations of both ATA and North American ceased in 2008. On April 2, 2008, ATA filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code primarily due to the unexpected and, we believe, wrongful termination by FedEx of ATA Airline's military arrangement led by FedEx. See "—Legal Proceedings" for a description of this litigation.

        The Chapter 11 plan of ATA was approved and confirmed on March 26, 2009 and became effective on March 31, 2009. ATA is in the process of completing an orderly liquidation of its assets and winding down its bankruptcy estate, and all remaining assets are held in plan trusts. We have already received distributions from the ATA bankruptcy estate, and we may be entitled to receive additional distributions in connection with the liquidation of ATA once the litigation against FedEx is resolved. Except for one pending matter involving an ATA aircraft lease guaranteed by us, we are aware of no further financial liabilities arising out of ATA or its bankruptcy. See "—Legal Proceedings."

        Our principal executive office is located at 101 World Drive, Peachtree City, Georgia 30269, and our telephone number at this address is (770) 632-8000. Our corporate website is www.glah.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus.

Legal Proceedings

        On February 9, 2009, Wilmington Trust Company, in its capacity as the trustee lessor to a 15-year lease agreement entered into by ATA on February 28, 2006, brought an action in the New York Supreme Court Commercial Division to enforce the guaranty provided by us of the performance of ATA under that lease. The plaintiff is seeking (a) approximately $333,000 plus interest on the lease; (b) the greater of (i) $35 million or (ii) the current market value of the aircraft; and (c) attorneys' fees and costs. The complaint filed by the plaintiff does not seek a specified dollar amount in interest claimed, but rather seeks interest as provided under the terms of the lease and under applicable New York law. The lease provides for interest rates of between 8.25% to 9.64% with respect to various amounts owed under its terms. The appropriate rate of interest and methodology to be applied in calculating interest are in dispute. The outcome of the litigation cannot be predicted and is dependent upon many factors beyond our control. See Note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

        On June 11, 2008, the ATA bankruptcy estate filed suit in the United States District Court for the Southern District of Indiana, Indianapolis Division, against FedEx for breach of a three-year contract with ATA for military flying. FedEx has denied that the three year contract was a valid and binding agreement and filed a counterclaim for ATA's alleged breach of the FedEx contract as a result of ATA's cessation of operations. The counterclaim is solely posed against ATA and does not affect us or our operating subsidiaries. The ATA bankruptcy estate sought damages against FedEx for breach of contract in the total amount of approximately $94 million (approximately $66 million in damages for lost revenue and approximately $28 million in damages resulting from the purchase of DC-10 aircraft to perform the contract). On September 16, 2010, the court granted FedEx's motion to exclude the ATA bankruptcy estate's claim for approximately $28 million in damages for the DC-10 aircraft purchase. On October 19, 2010, a federal jury returned a verdict against FedEx and awarded the ATA bankruptcy estate approximately $66 million in damages. On FedEx's counterclaim, the jury found against FedEx. We anticipate FedEx will file a post-trial motion seeking to set aside the verdict and thereafter file a notice of appeal if the court denies that motion. The ATA bankruptcy estate is also entitled to file an appeal (or a cross-appeal, as applicable) seeking to reverse the court's ruling disallowing the ATA bankruptcy estate's DC-10 damages claim for approximately $28 million. In accordance with ATA's Chapter 11 plan approved by the U.S. Bankruptcy Court, approximately 85% of any net damages recovered (after deduction of the expenses associated with the litigation) may be available for distribution to us. If we receive ATA distributions totaling more than $5 million, we are obligated pursuant to the terms of the indenture governing the First Lien Notes to use all such distributions to offer to purchase at par any outstanding First Lien Notes, and then, if remaining distributions total more than $1.3 million, we must offer to prepay, without premium, indebtedness outstanding under the Second Lien Loan equal to the entire amount of such remaining distribution. Any funds not so used would be available to us for general corporate purposes.

        In addition, from time to time we may be a party to claims that arise in the ordinary course of business, none of which, in our view, is expected to have a material adverse effect on our financial position or results of operations.

MANAGEMENT

Directors and Executive Officers

        Set forth below is information with respect to our directors and executive officers as of the date of this prospectus, except as otherwise indicated.

Name	Age	Position
Robert R. Binns	46	Chairman of the Board, Chief Executive Officer
Charles P. McDonald	45	President
William A. Garrett	45	Executive Vice President and Chief Financial Officer
Brian T. Bauer	43	Executive Vice President and Chief Commercial Officer
Jeffrey W. Wehrenberg	50	Senior Vice President and Chief Operating Officer, North American
Larry Montford	53	Senior Vice President and Chief Operating Officer, World
Mark M. McMillin	56	Senior Vice President, General Counsel and Secretary
Jeffrey Sanborn	63	Senior Vice President, Corporate Strategy
David J. Matlin	49	Director
Peter H. Schoels	37	Director
Lawrence M. Teitelbaum	55	Director
Marjorie Bowen	45	Director
Mark Palmer	44	Director
Jason New	41	Director
William Stockbridge	61	Director
General Duane H. Cassidy	76	Director
Jean-Peter Jansen	60	Director

        Robert R. Binns has served as our Chief Executive Officer and as a director on our board of directors since April 2008. He had previously served as Chief Marketing Officer of Global from September 2007 to April 2008. Prior to that, he served as Chief Marketing Officer of World from August 2005 to September 2007. He joined World in April 2004 as Senior Vice President of Marketing and Planning. Prior to joining World, Mr. Binns was President and Chief Executive Officer of TransMeridian Airlines from April 2002 to April 2004 and previously had been its Chief Financial Officer from December 2001 to April 2002. Mr. Binns was Vice President and Controller for the technical division of Pegasus Aviation from April 2000 through December 2001, and also spent several years with TWA in a variety of positions, including General Auditor. Prior to that he worked as an auditor for the accounting firm of KPMG LLP in London. Mr. Binns began his career with a political lobbying firm in London that specialized in transportation issues. He holds an MBA in Finance from the University of Kansas and a Master's degree in Political Behavior from Essex University in England. Mr. Binns' experience in the airline industry with legacy and charter airlines brings vast knowledge and perspective on the issues we face in our industry in both the military and commercial sectors.

        Charles P. McDonald has served as our President since April 2008. Prior to assuming this position, he served as Executive Vice President and Chief Airline Officer of Global from February 2008 to April 2008. He previously held the positions of Senior Vice President and Chief Operating Officer of World from April 2005 to January 2008 and Senior Vice President of Operations May 2004 to April 2005. His current responsibilities include Flight Operations, Aircraft Maintenance and Engineering, In-Flight Services, Customer Service, Safety, Human Resources and Global Shared Services. Mr. McDonald has over 23 years of aviation experience, including Chief Operating Officer of TransMeridian Airlines from 1999 to 2004. Prior to this position, Mr. McDonald has held senior-level positions with British Aerospace Regional Aircraft from 1995 to 1999 and with AMR Corporation from 1988 through 1995, including Director of Aircraft Maintenance for Flagship Airlines. Mr. McDonald is a graduate of Spartan College of Aeronautics, is a licensed aircraft maintenance technician and an honorably discharged veteran of the United States Army.

        William A. Garrett has served as our Executive Vice President and Chief Financial Officer since November 2007. In this role, Mr. Garrett has direct responsibility over all aspects of our financial departments and related functions. During 2007, Mr. Garrett was previously a consultant to MatlinPatterson Global Advisers LLC, providing senior advisory and restructuring management services to its international aviation investments. Prior to providing these consulting services to MatlinPatterson Global Advisers LLC, from 2000 through 2007, Mr. Garrett served as the Chief Operating Officer and the Executive Vice President and Chief Financial Officer of Gemini Air Cargo, an international cargo airline operating wide-body, freighter aircraft primarily under ACMI contracts. Mr. Garrett served as the Chief Financial Officer of Vanguard Airlines, Inc., a domestic passenger airline, from 1996 through 1999. Prior to entering the airline industry, Mr. Garrett spent nine years in public accounting, providing accounting, auditing, merger, acquisitions and transactional services, most recently with Ernst & Young LLP and initially with PricewaterhouseCoopers LLP. While in public accounting, Mr. Garrett had a concentration in transportation and high growth companies. Mr. Garrett holds a BS in Business Administration and Accounting from Washington and Lee University.

        Brian T. Bauer has served as our Executive Vice President and Chief Commercial Officer since June 2010. His current responsibilities include business and market development; market research and planning; strategic direction for passenger and cargo sales; and corporate planning. Mr. Bauer has over 21 years of aviation experience. Prior to joining Global, Mr. Bauer served as President of Evergreen International Airlines from 2006 to June 2010. Prior to this position, Mr. Bauer served in a variety of management and executive positions at Evergreen Aviation Ground Logistics Enterprises including President, Executive Vice President, and Vice President of Operations.

        Jeffrey W. Wehrenberg has served as Senior Vice President and Chief Operating Officer of North American since February 2006. His current responsibilities include Flight Operations, Aircraft Maintenance and Engineering, In-Flight Services, Customer Service, Safety, and Human Resources. Prior to joining North American, Mr. Wehrenberg held a variety of executive leadership positions including President of New Heights Aviation Services, LLC, President and Chief Operating Officer at Chicago Express Airlines (ATA Connection), Senior Vice President of Operations and Chief Operating Officer for TransMeridian Airlines, Vice President of Ground X Operations for Mesaba Aviation (Northwest Airlink), and Vice President—Customer Service at Express Airlines (Northwest Airlink). Mr. Wehrenberg also worked with World in a consulting capacity in 2005.

        Larry Montford has served as Senior Vice President and Chief Operating Officer of World since February 2008. His current responsibilities include Flight Operations, Aircraft Maintenance and Engineering, In-Flight Services, Customer Service, Safety, and Human Resources. He previously held the position of Vice President of Technical Operations for World from March 2004 to February 2008. Prior to joining World, Mr. Montford served as Vice President, Technical Operations, of Air Jamaica Ltd. Mr. Montford served with US Airways, Inc. as Director—Line Maintenance from February 2003 to October 2003. From July 1998 to February 2003, Mr. Montford had served US Airways, Inc. as Director of Base Maintenance in Charlotte, North Carolina and held similar positions in Tampa, Florida, and Philadelphia, Pennsylvania, where he was responsible for all Line and Base Maintenance activities. Mr. Montford also spent several years with Northwest Airlines in a variety of management positions, including Director of Base Maintenance in Duluth, Minnesota. He holds a BS in Business Administration from Georgia State University.

        Mark M. McMillin has served as our Senior Vice President, General Counsel and Secretary since August 2007. Prior to our acquisition of World Air Holdings, he served as the General Counsel and Corporate Secretary of World Air Holdings from September 2004 to August 2007 (acting as Interim General Counsel from January 2005 until his formal appointment to General Counsel in May 2005). Previously, Mr. McMillin had served as the Assistant General Counsel of World from December 2003 to September 2004. Mr. McMillin has over 20 years of general corporate, transactional and litigation experience, including serving as general counsel for telecommunication and pharmaceutical companies and is a member of the New York, Connecticut, Virginia state and Washington D.C. bars. Prior to entering the legal profession, Mr. McMillin was commissioned an officer in the U.S. Army and served as a platoon leader with the 11th Armored Cavalry "Black Horse" Regiment in Germany during the Cold War, after which he was honorably discharged at the rank of captain. Mr. McMillin obtained his JD degree from The John Marshall Law School in Chicago, Illinois, and his BA in History from Canisius College in Buffalo, New York.

        Jeffrey Sanborn currently serves as our Senior Vice President, Corporate Strategy. Mr. Sanborn was appointed Chief Marketing Officer for Global Aero Logistics Inc. in April 2008 and served in that role until June 2010. Mr. Sanborn joined World in January 2002 as Director—Corporate Strategy & Fleet Planning and was promoted to Vice President of Corporate Planning for World Air Holdings in 2005. He was named Vice President of Market Planning for Global Aero Logistics in 2007. Prior to joining World, Mr. Sanborn was at Delta Air Lines for more than 30 years, where he held a variety of management positions in international alliances, route development, strategic planning and business development. He holds an MBA from Suffolk University in Boston, Massachusetts and a BBA from the University of Massachusetts.

        David J. Matlin has served as a director on our board of directors since November 2006. Mr. Matlin serves as the Chief Executive Officer of MatlinPatterson Global Advisers LLC, a $9 billion private equity firm that he co-founded in 2002 in a spin-off from Credit Suisse First Boston. Prior to the formation of MatlinPatterson Global Advisers LLC in 2002, Mr. Matlin was a Managing Director at Credit Suisse First Boston and the head of its Distressed Securities Group since its formation in 1994. Prior to joining Credit Suisse First Boston, Mr. Matlin was co-founder and Managing Director of Distressed Securities of Merrion Group, L.P., a successor to Scully Brothers & Foss L.P., from 1988 to 1994. Mr. Matlin serves on the board of directors of Standard Pacific Corp. and Flagstar Bank. Mr. Matlin holds a BS in Economics from the University of Pennsylvania's Wharton School of Business and a JD from the UCLA School of Law. Mr. Matlin brings extensive knowledge of financial restructuring and corporate finance.

        Peter H. Schoels has served as a director on our board of directors since March 2006. Mr. Schoels joined MatlinPatterson Global Advisers LLC in 2002 as a Partner and currently serves as its Managing Partner. Prior to joining MatlinPatterson Global Advisers LLC, Mr. Schoels served as a member of Credit Suisse First Boston's Distressed Securities Group, making investments in North America, Latin America, Europe and the CIS. Prior to joining Credit Suisse First Boston, Mr. Schoels served as Director of Finance and Strategy for Tradeledger and Knowledge Platform, both subsidiaries of Itim Group Plc. Prior to these roles, he was Manager of Mergers and Acquisitions for Ispat International NV, specializing in buying distressed steel assets in emerging markets. Mr. Schoels serves on the board of directors of Standard Pacific Corp. Mr. Schoels is a Belgian citizen and holds a BA in International Business from Eckerd College in St. Petersburg, Florida and an MBA from U.B.I. (University of Wales and Mercer University) in Brussels, Belgium. Mr. Schoels brings extensive knowledge of financial restructuring and corporate finance.

        Lawrence M. Teitelbaum has served as a director on our board of directors since February 2006. Mr. Teitelbaum joined MatlinPatterson Global Advisers LLC as a Partner and Chief Financial Officer in October 2002. He was previously Chief Financial Officer of Fenway Partners from 1996 to 2002. Prior to Fenway Partners, Mr. Teitelbaum was Treasurer and Vice President for Financial Planning for Petrie Retail Inc. following an extensive career at Ernst & Young LLP. While at Ernst & Young, he provided due diligence and investment advisory services to private equity clients on more than 30 leveraged buyout transactions. Mr. Teitelbaum began his career as Chief Accountant for Real Estate at Madison Square Garden. Mr. Teitelbaum holds a BS in Accounting from the State University of New York at Buffalo and is a Certified Public Accountant. He is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants. Mr. Teitelbaum brings extensive knowledge of financial restructuring and corporate finance.

        Marjorie Bowen has served as a director on our board of directors since April 2008. From 1989 to 2007, Ms. Bowen served as Managing Director of Houlihan, Lokey, Howard & Zukin in Los Angeles and New York and was the National Director of the firm's Fair Opinion Practice. She also served as a member of its Financial Advisory Services—Management Committee. Currently, Ms. Bowen serves on the board of directors for Texas Industries, Inc. and The Talbots, Inc. as well as the board of Euromax Holdings. Ms. Bowen holds a BA from Colgate University, where she graduated cum laude in 1987, and an MBA in Finance from the University of Chicago. Ms. Bowen provides our board with a strong mix of skills and experience in areas including financial review and analysis, strategic planning, transaction expertise, professional services and corporate governance.

        Mark Palmer has served as a director on our board of directors since December 2008. Mr. Palmer joined MatlinPatterson Global Advisers LLC in January 2008 as a Partner. Prior to joining MatlinPatterson Global Advisers LLC, Mr. Palmer was a partner in the law firm of Bracewell & Giuliani LLP, where he served as the chair of the firm's Private Investment Funds Practice and as the head of the Corporate Practice in New York. Before joining Bracewell & Giuliani LLP, Mr. Palmer was the head of the New York Corporate Practice of the international law firm Linklaters as well as a partner with the law firm of Stroock & Stroock & Lavan LLP. Mr. Palmer holds a JD from Columbia University and a BA from the University of South Florida. Mr. Palmer brings extensive knowledge of financial restructuring and corporate finance.

        Jason New has served as a director on our board of directors since September 2009. Mr. New is a Senior Managing Director and co-Head of Distressed Investing for GSO Capital Partners LP (GSO). Mr. New focuses on managing GSO's public investment portfolio with a specific emphasis on stressed and distressed companies and on sourcing direct distressed investment opportunities. Mr. New is also a member of the GSO Investment Committee. Before joining GSO in 2005, Mr. New was a senior member of Credit Suisse's distressed finance group. Mr. New joined Credit Suisse in 2000 when it acquired Donaldson, Lufkin & Jenrette (DLJ) where he was a member of DLJ's restructuring group. Prior to joining DLJ in 1999, he was an associate with the law firm of Sidley Austin LLP where he practiced law in the firm's corporate reorganization group. Mr. New is a director of Cheniere Energy, Inc. Mr. New received a J.D. from Duke University School of Law and a B.A., magna cum laude, from Allegheny College. Mr. New brings extensive knowledge of financial restructuring and corporate finance.

        William Stockbridge has served as a director on our board of directors since September 2009. He is Managing Director of Hillview Aviation Ltd., an Irish registered aircraft leasing and trading company, specializing in cargo aircraft and freight operations. Hillview is a wholly owned subsidiary of Diplomat Freight Service, a major U.S. based cargo brokerage firm. Mr. Stockbridge is also an Independent Trustee of PALS (Pegasus Aircraft Lease Securitization) 1999, 2000 and 2001 since their inception in the various years. Previously he held the position of non-Executive Chairman of Tradewinds, a US121 cargo airline, specializing in providing ACMI flying for various customers. Prior to this, he was CEO of MAXjet Airways, a US121 passenger airline providing all-business class wide-body international service, having originally held the position of Chairman of the Board of MAXjet Airways from its founding in 2004 through November 2006 and was the President and CEO from November 2006 until July 2008. He was instrumental in the launch of the A330-200F freighter, and consulted with AirCastle for their purchase of fifteen of the aircraft type. Mr. Stockbridge has more than 30 years experience in cargo and passenger airlines as well as aircraft leasing. He was Founder, President and CEO of Gemini Air Cargo, an ACMI operator of DC10 and MD-11 freighters. Following this, Mr. Stockbridge served as the President and Chief Executive Officer of Centurion Air Cargo, a Miami-based international cargo airline operating a fleet of

DC10-30F aircraft and served on the board of the parent company building Centurion and a sister company, Cielos del Peru, into the largest cargo airline in Miami. Prior to this he was President and CEO of Potomac Capital Leasing Group, an aircraft leasing company based in Washington D.C. In his earlier career, he was on the start-up teams of Presidential Airways and People Express as well as holding engineering positions with Pan Am, Seaboard World Airlines and Grumman Aerospace. Mr. Stockbridge is a licensed pilot and engineer, and was a recent member of the President's advisory board of Embry-Riddle Aeronautical University, his alma mater. Mr. Stockbridge graduated from the College of Aeronautics in 1973 with an AS degree, cum laude, in Aviation Maintenance Technology and from Embry-Riddle Aeronautical University in 1975 with a BS degree in Aviation Maintenance Management. Mr. Stockbridge's experience in the airline industry with legacy and charter airlines brings vast knowledge and perspective on the issues we face in our industry in both the military and commercial sectors.

        General Duane H. Cassidy (USAF Ret.) served on our board of directors from April 2006 through March 10, 2008, and was re-appointed to our board on June 29, 2010. From 2008 to 2010, General Cassidy served as advisor to the President and Chief Operating Officer of Global. General Cassidy attained the rank of four stars in 1985 and served as Commander in Chief of the Military Airlift Command and the U.S. Transportation Command before retiring in 1989. Upon retirement, General Cassidy joined CSX Corporation and served in senior management positions as President of CSX/Sealand logistics, Senior Vice President for Sales and Marketing of CSX Transportation and as the Corporate Senior Vice President and Chairman of the Commercial Board before retiring in 2000. Since retirement from CSX, he has served on several boards, including Forward Air, Inc., Howmet Inc. and ATA Airlines, and consulted principally in the field of transportation. General Cassidy holds a BS in Geography from University of Nebraska and a MS from Troy State University. General Cassidy has attended management schools at The Kellogg School of Northwestern University and at the Kennedy School of Government at Harvard University. General Cassidy currently serves on the board, as immediate past Chairman, of the Airlift/Tanker Association and on the board of the Special Operations Warrior Foundation. He served as a Commissioner on a Base Realignment and Closure Commission and recently co-chaired a similar commission for the Governor of the State of Florida. General Cassidy brings a vast knowledge of our business through his experience in the military and transportation industry. He has also previously served as a member of our board of directors. General Cassidy served as Commander-in-Chief of the Military Airlift Command and U.S. Transportation Command, bringing tremendous experience with military transporation to our board.

        Jean-Peter Jansen has served as a director on our board since August 2010. Mr. Jansen joined Lufthansa in 1976 where he held senior management positions in a variety of divisions including technical, purchasing, fleet planning and finance. Mr. Jansen was appointed to the executive board of Lufthansa Cargo with responsibility for logistics and production in 1999. Mr. Jansen became the Chairman of the executive board in 2000 and remained in that position until he retired in 2006. Mr. Jansen served on the boards of a number of other companies, including the supervisory boards of LSG Sky Chefs Germany, Jettainer GmbH and AeroLogics GmbH. Mr. Jansen is currently an independent aviation consultant. Mr. Jansen studied economics in Hamburg at Universität Hamburg and Muenster at Westfälische Wilhelms Universität. Mr. Jansen's experience in the airline industry brings vast knowledge and perspective on the issues we face in the industry.

Other Information Regarding Directors and Executive Officers

        Mr. Binns served as Chief Marketing Officer of ATA from September 2007 through March 2008. On April 2, 2008, ATA filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code primarily due to the unexpected and, we believe, wrongful termination by FedEx of ATA's military teaming arrangement led by FedEx. Mr. Binns served as President and Chief Executive Officer of TransMeridian Airlines, a charter operator headquartered in Atlanta, Georgia, from April 2002 to April 2004.

        Mr. McDonald served as Chief Operating Officer of TransMeridian Airlines from 1999 to 2004. On September 29, 2005, TransMeridian Airlines was liquidated under Chapter 7 of the U.S. Bankruptcy Code.

        Mr. Garrett served as the Chief Operating Officer and previously as the Chief Financial Officer of Gemini Air Cargo, an international cargo airline, from 2000 to 2007. Mr. Stockbridge served as President and Chief Executive Officer of Gemini Air Cargo, an international cargo airline, from 1996 to 2002. In March 2006, Gemini Air Cargo filed a voluntary petition under Chapter 11 of U.S. Bankruptcy Code. In August 2006 the airline emerged from bankruptcy reorganization in a debt restructuring involving a debtor in position and exchange of debt for equity. In the early summer of 2008 Gemini filed again for bankruptcy protection. Gemini Air Cargo ceased operations on August 12, 2008.

        Mr. Stockbridge served as the Chairman of the Board of MAXjet Airways, Inc. from June 2004 to November 2006. He also served as the President and CEO of MAXjet from November 2006 to July 2008. On December 24, 2007, MAXjet filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code and ceased operations.

Employment Agreements

        On January 1, 2009, we entered into amended and restated employment agreements with each of the named executive officers, primarily for the purpose of complying with Section 409A of the Internal Revenue Code. The following is a description of the material terms of the employment agreements with the named executive officers.

        The employment agreements provide for indefinite terms of employment that may be terminated by the Company or the named executive officer at any time for any reason, or no reason. If the Company terminates the named executive officer's employment without "cause," or the named executive officer terminates his employment for "good reason," then the named executive officer is entitled to certain severance benefits. The named executive officer or his spouse and dependent children, as applicable, are also entitled to certain severance benefits if his employment is terminated due to his death or disability. The definitions of "cause" and "good reason," and the severance benefits payable to each named executive officer are discussed in detail in the section titled "Potential Payments Upon Termination or Change in Control."

        Under the employment agreements, the named executive officers receive a base salary and are eligible to participate in the Company's annual incentive bonus at specified percentages of their base salary, as adjusted based on the financial targets actually achieved by the Company during the year (both as specified below). Each named executive officer is eligible to receive equity awards pursuant to the Company's equity incentive plans, perquisites generally provided to other executive officers of the Company, and travel benefits on Company airlines. The named executive officers also receive personal time off and are eligible to participate in the Company's employee benefit plans. The employment agreements with the named executive officers also include non-disclosure, non-competition, non-solicitation of employees, non-interference with contractors and vendors, and nondisparagement restrictive covenants that are applicable for certain periods after the named executive officer terminates employment with the Company.

        Robert R. Binns is employed as the Chief Executive Officer and receives an annual base salary of $525,000, increasing to $570,000 effective November 1, 2010. His employment agreement provides for his participation in the Short-Term Incentive Plan, referred to as the STIP, with a target payout of 100% of his base salary.

        William A. Garrett is employed as the Executive Vice President and Chief Financial Officer and receives an annual base salary of $350,000, increasing to $365,000 effective November 1, 2010. His employment agreement provides for his participation in the STIP with a target payout of 75% of his base salary. Until October 31, 2009, his employment agreement also entitled Mr. Garrett to reimbursement for out-of-pocket expenses, including commuting expenses from his home, and a car and housing allowance of $3,000 per month. Mr. Garrett's employment agreement was amended on December 15, 2009, to provide that he would receive a monthly car and housing allowance of $2,000 until October 31, 2010. On

September 16, 2010, Mr. Garrett's employment agreement was further amended to extend the monthly car and housing allowance of $2,000 until October 31, 2011.

        Charles P. McDonald is employed as the President and such additional executive positions as the Company may designate, and receives an annual base salary of $400,000, increasing to $425,000 effective November 1, 2010. His employment agreement provides for his participation in the STIP with a target payout of 75% of his base salary.

        Mark M. McMillin is employed as the Senior Vice President, General Counsel & Corporate Secretary and receives a base salary of $250,000. His employment agreement provides for his participation in the STIP with a target payout of 60% of his base salary.

        Brian T. Bauer is employed as the Executive Vice President and Chief Commercial Officer and receives a base salary of $325,000. His employment agreement provides for his participation in the STIP at 75% of his base salary. Mr. Bauer received a signing bonus of $100,000 that must be repaid on a prorated basis if he resigns within 12 months of his start date. He is not eligible to receive any awards under our current equity compensation plans until he completes one year of service with the Company.

        Jeffrey Sanborn is employed as Senior Vice President, Corporate Strategy and receives a base salary of $275,000. His employment agreement provides for his participation in the STIP at 60% of his base salary.

Board of Directors

        Our board of directors currently consists of ten directors, four of whom, Messrs. Matlin, Palmer, Schoels and Teitelbaum, are associated with our majority stockholder, MatlinPatterson. Mr. New is associated with GSO Capital Partners LP ("GSO") and acts as investment adviser to certain lenders under our Second Lien Loan, and was designated by GSO pursuant to a letter agreement between us, GSO and our majority stockholder.

        Ms. Bowen, Mr. Jansen, Gen. Cassidy and Mr. Stockbridge are "independent," as that term is defined in the rules of the NASDAQ Global Select Market.

        We are not a listed issuer whose securities are listed on a national securities exchange or in an inter-dealer quotation system which requires that a majority of the board of directors be independent. However, if we were a listed issuer whose securities were traded on NASDAQ and subject to such requirements, we would be entitled to rely on the controlled company exception under NASDAQ Marketplace Rule 5615(c) from the independence requirements related to the majority of our board of directors and our compensation committee and nominating and corporate governance committee. Pursuant to NASDAQ Marketplace Rule 5615(c), a company of which more than 50% of the voting power is held by an individual, a group or another company is exempt from the requirements that its board of directors consist of a majority of independent directors and that the compensation committee and nominating committee of such company be comprised solely of independent directors. As of the date of this prospectus, MatlinPatterson has over 90% of our outstanding voting power, which would qualify us as a controlled company eligible for exemption under the rule. We expect to remain a controlled company immediately following the completion of the proposed initial public offering and to take advantage of the related exemptions described above.

        Pursuant to a letter agreement between GSO, MatlinPatterson and us, certain affiliates of GSO have the right to designate one member of our board of directors until the first to occur of completion of our initial public offering of common stock, GSO holding less than a majority of the outstanding Second Lien Loan, or less than 25% of GSO's original loan commitment remains outstanding. Jason New currently serves as GSO's designee on our board of directors.

Committees of the Board of Directors

        Pursuant to our amended and restated by-laws, our board of directors is permitted to establish committees of one or more directors from time to time as it deems appropriate. Currently, our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee.

        The membership and function of each committee are described below.

Audit Committee

        The audit committee assists our board of directors with its oversight of the accounting and financial reporting processes of the Company and audits of the financial statements by assisting with monitoring the integrity of the Company's financial statements, the independent auditor's qualifications and independence, and the performance of the Company's internal audit function and internal auditors.

        Ms. Bowen, Mr. Jansen, Mr. Stockbridge and Mr. Teitelbaum currently serve on the audit committee and each are "audit committee financial experts" as defined in regulations under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Ms. Bowen chairs the audit committee. The board of directors has determined that each of the members of the audit committee, other than Mr. Teitelbaum, is "independent," as that term is defined by Rule 10A-3(b)(i) under the Exchange Act and the rules of the NASDAQ Global Select Market, with respect to the audit committee. If we become a listed issuer whose securities are traded on NASDAQ, the members of the audit committee will comply with the independence requirements of the NASDAQ Global Select Market within the transition period provided by the NASDAQ Marketplace Rules and Rule 10A-3 under the Exchange Act.

Compensation Committee

        The compensation committee of our board of directors currently consists of Mr. Schoels, Gen. Cassidy, Mr. Palmer and Ms. Bowen. The compensation committee's main objectives are to attract and retain high quality employees by providing competitive compensation packages and to align stockholder interests and management rewards by providing meaningful incentive opportunities to be earned by management. The compensation committee has overall responsibility for evaluating and approving our executive officer incentive compensation, benefit, severance, equity-based or other compensation plans, policies and programs. The compensation committee will also produce an annual report on executive compensation for inclusion in our proxy statement. The board of directors has determined that each of the members of the compensation committee, other than Mr. Schoels and Mr. Palmer, is "independent," as that term is defined by the rules of the NASDAQ Global Select Market.

Nominating and Corporate Governance Committee

        Gen. Cassidy, Mr. Jansen, Mr. Palmer and Mr. Stockbridge currently serve on the nominating and corporate governance committee. The nominating and governance committee will assist our board of directors in implementing sound corporate governance principles and practices. Our nominating and governance committee will identify individuals qualified to become board members and recommend to our board of directors the director nominees for the next annual meeting of stockholders. It will also review the qualifications and independence of the members of our board of directors and its various committees on a regular basis and make any recommendations the committee members may deem appropriate from time to time concerning any recommended changes in the composition of our board. The board of directors has determined that each of the members of the Nominating and Corporate Governance Committee, other than Mr. Palmer, is "independent," as that term is defined by the rules of the NASDAQ Global Select Market.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee.

Code of Ethics

        Our code of ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of ethics, employee misconduct, conflicts of interest or other violations.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Executive Compensation Philosophy and Objectives

        In connection with the compensation committee's responsibility of determining and approving the compensation for our management employees, including our Chief Executive Officer (CEO), Chief Financial Officer and three other most highly compensated executive officers (our named executive officers), its primary objectives are to:

  •
  attract and retain high quality management employees by providing total compensation opportunities with a combination of compensation elements that are competitive and comparable to those offered by peer companies in the aviation industry; and

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  align stockholder interests and management rewards by providing meaningful incentive opportunities to be earned by management if they meet pay-for-performance standards designed to increase long-term stockholder value.

        Therefore, the compensation packages we provide to management, including the named executive officers, include both cash and stock-based compensation that reward performance as measured against pre-established goals.

        In determining compensation for a specific named executive officer, the compensation committee considers many factors, including the nature of the individual's job, the individual's job performance compared to individual goals and objectives established at the beginning of the year, the individual's historical performance at the Company and experience level in the individual's current position, the individual's and the position's ability to impact our performance and the achievement of our objectives, the compensation levels of competitive jobs and our financial performance. In considering compensation levels of competitive jobs, the compensation committee benchmarks key elements of total compensation (such as base salary, annual cash bonuses and other cash incentive bonuses, and long-term equity incentive awards) against similar elements of compensation provided by the Company's peer group of air courier, air transport, and commercial air service providers. The compensation committee gives moderate weight to these comparisons. The compensation committee does not have a policy for setting the compensation of the Company's executive officers within a specified range of compensation levels of the Company's peer group of companies.

        The compensation committee reviews the total compensation for the named executive officers but sees each element as distinct. The compensation program is designed to provide a proper balance of fixed versus variable and cash versus equity compensation in order to align both short and long-term interests with overall business objectives. We have no specific formula for allocating between cash and non-cash compensation. Actual earned compensation may increase when performance is outstanding relative to company goals. To the extent that performance goals are not achieved, compensation may be negatively impacted.

        Our named executive officers for the year ending December 31, 2009 were Robert R. Binns (CEO), William A. Garrett (Executive Vice President and Chief Financial Officer), Charles P. McDonald (President), Mark M. McMillin (General Counsel), and Jeffrey Sanborn (Chief Marketing Officer). Mr. Sanborn resigned from his position as Chief Marketing Officer in June of 2010 and now serves as our Senior Vice President, Corporate Strategy.

The Compensation Committee's Processes and Procedures

        The compensation committee has the authority to make all final decisions related to compensation of each of the named executive officers, including the CEO. The compensation committee reviews the compensation of the CEO and other executive officers at least annually.

        The compensation committee's primary processes and procedures for establishing and overseeing the compensation of its named executive officers include the following:

  •
  Meetings.  The compensation committee holds meetings at least annually; the committee met one time in 2009, five times in 2008, and two times in 2007. Compensation committee meeting agendas are typically established in consultation with the CEO. In addition, members of the compensation committee often meet informally both among themselves and with members of management to discuss issues related to compensation. The chairman of the compensation committee is Peter Schoels, and Marjorie Bowen is an independent member of the committee under the rules of the NASDAQ Global Select Market.

  •
  Role of Outside Consultant.  The compensation committee retained the services of Towers Perrin (now Towers Watson) in 2008 to provide peer group market data in support of an overall review of all components of compensation for the named executive officers, including base salary, annual cash incentives, and long-term incentives. The compensation committee reviewed the report and took the results into consideration when making subsequent decisions related to compensation. For purposes of analyzing each element of compensation, the peer group of companies included 13 air courier, air transport, and commercial air service providers. The compensation committee has not set any particular target for compensation of the named executive officers relative to our peer companies. The compensation committee also retained Towers Watson in 2010 in support of an overall review of executive and director compensation in connection with our proposed initial public offering.

  •
  Assessment of Company Performance.  The principal measure of our performance for purposes of determining compensation is adjusted EBITDA as compared to budget. Our Short-Term Incentive Plan is intended to be sensitive to our annual performance and calls for annual incentive compensation awards based on our budgeted EBITDA for the year, as compared to the actual adjusted EBITDA for the same period. The Short-Term Incentive Plan is discussed below in "—Compensation Components for Executive Officers—Incentive Cash Bonuses." In addition, when setting base salary, the compensation committee considers our overall financial performance as measured by EBITDA, as well as the impact of significant events, particularly if such events are not contemplated in the budget, require significant management time and attention, and result in benefit to the Company, such as, for example, our debt restructuring and bond offering in 2009.

  •
  Assessment of Individual Performance.  Our CEO meets with each named executive officer to establish recommendations for performance objectives specific to the named executive officers' job function. The compensation committee then meets with our CEO annually to agree upon the performance objectives for the CEO as well as our other named executive officers. At the end of the year, the compensation committee conducts a review of the individual performance goals of each named executive officer.

  •
  Role of Executive Officers.  Our CEO is involved in formulating recommendations on matters of compensation philosophy and plan design and the specific compensation recommendations for each of the named executive officers. From time to time the CEO updates the compensation committee on the performance of the named executive officers and the CEO's recommendation for compensation of each of the named executive officers (other than the CEO). The CEO's ongoing assessment of performance of the named executive officers and recommendations regarding compensation is considered by the compensation committee when setting compensation. The actual compensation of the named executive officers is typically consistent with the recommendations of the CEO.

Compensation Components for Executive Officers

        Our compensation program consists of the following components:

  •
  base salary;

  •
  annual cash incentive bonuses;

  •
  discretionary cash incentive bonuses;

  •
  long-term equity incentive awards;

  •
  severance and change of control benefits; and

  •
  other benefits.

        The compensation committee believes this program balances both the mix of cash and equity compensation and the mix of short-term and long-term compensation necessary to further the compensation objectives discussed above. The same policies are applied to all named executive officers. Differences in the amount of the various components of compensation are based on job responsibilities. Following is a discussion of the compensation committee's considerations in establishing each of the components of compensation for the named executive officers.

        Many of the terms of our compensation arrangements are governed by employment agreements that have been negotiated with each of our named executive officers. As of January 1, 2009, we entered into amended and restated employment agreements with each of the named executive officers, primarily for the purpose of complying with Section 409A of the Internal Revenue Code. Under the employment agreements, the named executive officers receive a base salary and are eligible to participate in our annual cash incentive bonus at specified percentages of their base salary, as adjusted based on the financial targets actually achieved by the Company during the year (both as described below). Each named executive officer is eligible to receive equity awards pursuant to our equity incentive plans, perquisites generally provided to other executive officers of the Company, and travel benefits on our airlines. The named executive officers also receive personal time off and are eligible to participate in our employee benefit plans.

Base Salary

        Base salaries paid to our named executive officers are the fixed element of annual compensation and are intended to recognize the fundamental skills and experience of our named executive officers. The base salaries are reviewed annually by the compensation committee and are adjusted from time to time based on level of responsibility, outstanding individual performance, length of service, our financial performance, promotions and internal equity considerations. The compensation committee also takes into account the salaries paid to executives of peer companies and the salary provisions of its employment agreements with the named executive officers. The base salary for each of the named executive officers is specified in each executive officer's employment agreement, subject to any increase determined by the compensation committee, and is presented below under "Executive Compensation—Summary Compensation Table."

        The compensation committee retained the services of Towers Perrin (now Towers Watson) in 2008 to provide peer group market data in support of an overall review of all components of compensation for the named executive officers, including base salary, annual cash incentives, and long-term incentives. The compensation committee reviewed the report and took the results into consideration when making subsequent decisions related to compensation. For purposes of analyzing base salaries, the 2008 peer group of companies included 13 air courier, air transport, and commercial air service providers, including Air Methods Corp., Air Transport Services Group, Inc., Airtran Holdings, Inc., Atlas Air Worldwide Holdings, Inc., Bristow Group, Inc., Expressjet Holdings, Inc., Hawaiian Holdings, Inc., Jetblue Airways Corp., Mesa Air Group, Inc., PHI, Inc., Pinnacle Airlines Corp., Republic Airways Holdings, Inc., and Seacor Holdings, Inc. According to the report from Towers Perrin in 2008, base salaries were below the market's 50th percentile, although they were within 15% of market median rates, for all executive officers but the CFO, whose base salary was above the market median rate. In response to this report, base salary was adjusted upward in November 2008 for four out of the five named executive officers to move base salary closer to the market median rates.

        The compensation committee retained the services of Towers Watson in 2010 to provide peer group market data in support of an overall review of executive and director compensation in connection with our proposed initial public offering. The compensation committee took into consideration the report of Towers Watson when reviewing the base salary provided to certain of its named executive officers. For purposes of the 2010 analysis, the 2010 peer group of companies included 17 air courier, air transport, and commercial air service providers, including Air Methods Corp., Air Transport Services Group, Inc., Airtran Holdings, Inc., Alexander & Baldwin, Inc. American Commercial Lines Inc., Atlas Air Worldwide Holdings, Inc., Bristow Group, Inc., Expressjet Holdings, Inc., Hawaiian Holdings, Inc., Horizon Lines, Inc, Kirby Corporation, PHI, Inc., Pinnacle Airlines Corp., Republic Airways Holdings, Inc., Seacor Holdings, Inc., Skywest, Inc., and Tidewater Inc. In September 2010, in response to this report, the compensation committee approved increases to the annual base salaries of Mr. Binns, Mr. McDonald, and Mr. Garrett by $45,000, $25,000, and $15,000, respectively, effective November 1, 2010. The revisions to the base salaries are designed to result in total targeted compensation between the 50th and 75th percentile for comparable positions according to Towers Watson. The compensation committee also made revisions to the severance amount payable to Mr. Binns in certain situations and revised the compensation structure for its directors in response to the Towers Watson report.

        The compensation committee recognizes that none of the 2008 or 2010 peer group companies are engaged in a business that is identical to our business, and therefore no one company was considered more heavily than any other. Similarly, though there are similarities in our business model and the businesses engaged in by the peer group, there are also significant differences in our business that may require management expertise not required in the peer business. Accordingly, analysis of the peer group provides guidance to the compensation committee but the companies are recognized as not being comparable to us in every respect.

Incentive Cash Bonuses

        Our objective of providing short-term incentives to our management is met by using cash-based, pay-for-company-performance annual incentive plans. We pay annual incentive bonuses to reward management for achieving or surpassing annual company performance goals. At the beginning of each year, the compensation committee establishes performance targets for the annual incentive program. These performance targets are developed based on economic and industry factors, general market conditions and other considerations. Each eligible member of management, including the named executive officers, has a target bonus potential, expressed as a percentage of base salary, that is based on his or her roles and responsibility, internal equity considerations and external competitive compensation data.

        Each year, we have historically adopted one annual incentive cash bonus plan, the Short-Term Incentive Plan, referred to as the STIP. The STIP is designed to supplement base salaries and to reward management with cash, including the named executive officers and other key employees, for meeting specific financial goals set by our board of directors.

        The STIP calls for annual incentive compensation awards based on adjusted EBITDA achieved compared to budget, without including bonus payments earned under the STIP. In addition, for purposes of determining the award amounts under the STIP, the compensation committee has made certain adjustments on occasion to EBITDA for unusual items beyond the reasonable control of management. Examples of these adjustments include increasing EBITDA by the amount of certain professional fees and costs associated with the ATA shutdown in 2008, expenses associated with the retirement of certain aircraft, and payment by the Company to certain ATA aircraft lessors under parental guarantees.

        The payout at target for the named executive officers is 100% of base salary for Mr. Binns, 75% of base salary for Messrs. McDonald and Garrett, and 60% of base salary for Messrs. Sanborn and McMillin. Such targets were negotiated as a term of each named executive officer's employment agreement.

        For 2008 and 2009, the named executive officers were entitled to receive the following amounts under the STIP:

	Potential 2008 and 2009 STIP Award as Percent of Base Salary
Percent of Adjusted EBITDA Target Achieved	Robert R. Binns	William A. Garrett	Charles P. McDonald	Mark M. McMillin	Jeffrey P. Sanborn
75% (threshold)	50%	38%	38%	30%	30%
80%	60%	45%	45%	36%	36%
85%	70%	53%	53%	42%	42%
90%	80%	60%	60%	48%	48%
95%	90%	68%	68%	54%	54%
100% (target)	100%	75%	75%	60%	60%
105%	110%	83%	83%	66%	66%
110%	120%	90%	90%	72%	72%
115%	130%	98%	98%	78%	78%
120%	140%	105%	105%	84%	84%
125%	150%	113%	113%	90%	90%
130%	160%	120%	120%	96%	96%
135%	170%	128%	128%	102%	102%
140%	180%	135%	135%	108%	108%
145%	190%	143%	143%	114%	114%
150% (maximum)	200%	150%	150%	120%	120%

        When the percent of the adjusted EBITDA target achieved is between amounts in the table above, the potential STIP awards are rounded down. As part of its compensation review in 2008, Towers Perrin (now Towers Watson) reported that 2009 bonus targets were above the market median for all executive officers except for the General Counsel and Chief Marketing Officer. The compensation committee considered the comparison of our targeted STIP awards against the Towers Perrin survey when making subsequent compensation decisions, but has not lowered target incentive bonus compensation because it believes that EBITDA targets set under the STIP, based upon our budgeting process, are sufficiently aggressive to appropriately incentivize management performance.

        The target adjusted EBITDA for 2009 was $113.1 million and for 2008 was $118.1 million. In 2009, we had adjusted EBITDA equal to $93.8 million, or 83% of target and in 2008, we had adjusted EBITDA equal to $138.2 million, or 117% of target. We paid bonuses to the named executive officers according to the table above based on salary actually paid during the year. The actual dollar amounts paid under the STIP for 2008 and 2009 are set forth below in the "Non-Equity Incentive Plan Compensation" column of "Executive Compensation—Summary Compensation Table."

        In 2007, the STIP (referred to in 2007 as the Annual Incentive Bonus Plan) provided for payments to be made in the event certain operating margin targets were achieved. Threshold targets were not met and no payments were made under the 2007 Annual Incentive Bonus Plan.

Discretionary Cash Bonuses

        The compensation committee has generally focused more on annual incentive plan bonuses than on subjectively determined bonuses as the primary means of providing short-term incentives to our management. However, the compensation committee has rewarded both named executive officers and other employees for specific performance not covered in the performance metrics of the formula-driven bonus plan. In the past, the amount of any such bonus was not based on any specific financial targets being achieved or any formula, but was determined by the compensation committee in its discretion based upon the time commitments and tasks involved in successfully completing certain strategic objectives.

        On June 4, 2008, the compensation committee elected to award retention bonuses to each of the named executive officers. The awards were designed to encourage retention of a relatively new executive team through a difficult operating environment while ATA filed for bankruptcy protection and was ultimately liquidated, followed by our required restructuring of our outstanding indebtedness. Since there were no equity incentive awards of any value provided to the named executive officers at this time, the compensation committee believed that it was sensible to provide the retention bonuses as a substitute for equity awards. Half the amount of the retention bonuses was paid immediately, with the other half paid on March 31, 2009, conditioned upon that executive still being employed by us on that date. The named executive officers received the following total amounts in connection with these retention bonuses: $450,000 to Mr. Binns, $281,500 to Mr. McDonald, $262,500 to Mr. Garrett, $135,000 to Mr. McMillin, and $132,000 to Mr. Sanborn.

        In January 2010, the compensation committee elected to award the executive officers a special bonus in recognition of our performance in a difficult and unexpected economic environment that developed late in 2008 and continued in 2009, our completion of the debt refinancing and our progress on significant strategic initiatives. The compensation committee made an aggregate award of $584,000 to our named executive officers, of which $250,000 was paid to Mr. Binns. With respect to allocation of the remaining $298,500 in bonus payments to our named executive officers, the compensation committee solicited input from Mr. Binns. Based on Mr. Binns' recommendations, in consideration of the relative impact of the various executive officers on our performance, the other named executive officers received the following payments in connection with these special bonuses: $117,000 to Mr. McDonald, $97,000 to Mr. Garrett, $35,000 to Mr. McMillin, and $49,500 to Mr. Sanborn.

        In 2007, we paid certain key management personnel discretionary cash bonuses based on additional responsibilities as part of the acquisition and subsequent integration involving World Air Holdings. The amount of the bonus was not based on any specific financial targets being achieved or any formula, but was determined by the compensation committee in its discretion based upon the time commitments and tasks involved in the acquisition and integration of World Air Holdings, Inc.

Long-Term Equity Incentive Awards

        In addition to cash incentives, we offer equity incentives to our named executive officers to attract and retain key employees, to stimulate their efforts toward our continued success and to align their interests with those of our stockholders. The award of equity incentives furthers our objectives to enhance the link between the creation of stockholder value and long-term executive incentive compensation, provides an opportunity for increased equity ownership by management, and allows us to maintain competitive levels of total compensation.

        In 2009, we modified our equity incentive program and adopted the Global Aviation Holdings Inc. 2009 Long-Term Incentive Plan, which we refer to as LTIP, to allow us to grant a wider range of equity incentives to our directors, officers, and key employees. In connection with the adoption of the LTIP, we terminated our then-existing stock incentive plans referred to as "Prior Incentive Plans," so that no new awards could be granted under the Prior Incentive Plans. Any outstanding awards under the Prior Incentive Plans that were held by the named executive officers were canceled and replaced with awards granted pursuant to the LTIP in 2009.

        The same policy regarding the amount of awards is applied to all named executive officers. Differences in the amounts of the awards are based primarily on job responsibility. The amount of a particular named executive officer's total compensation was not a factor in determining the amount of any equity awards granted to such executive officer.

        The LTIP allows us to grant to our named executive officers incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, performance awards, restricted stock awards, and stock awards. To date, only incentive stock options, nonqualified stock options, and restricted stock awards have been granted to the named executive officers under the LTIP. Currently, the compensation committee of the board of directors of the Company administers the LTIP. The board of directors of the Company reserved 5,677,600 shares of the Company's common stock, subject to adjustment as provided in the LTIP, for issuance pursuant to awards granted under the LTIP, any or all of which may be granted as incentive stock options.

        Although the awards are not directly tied to the achievement of any particular targets or goals, some options have been awarded under the LTIP with exercise prices significantly greater than the current value of the underlying stock. Such awards were intended to tie asymmetrically larger financial incentives to significant increases in stockholder value and align the interests of the named executive officers with those of our stockholders.

        Ten members of our management received awards of incentive stock options, nonqualified stock options, and restricted stock under the LTIP in 2009 and one member of management received such awards under the LTIP in 2010, including the named executive officers, the Chief Operating Officers of our principal operating subsidiaries and four non-executive officers. The terms of these equity awards are discussed in detail under the section titled "Executive Compensation—Equity Incentive Plans."

        The compensation committee of the board of directors has approved a plan to accelerate the vesting of all awards currently outstanding under the LTIP in the event that an initial public offering of common stock is consummated on or before September 30, 2011, so that two-thirds of the total shares subject to each award will be vested upon the consummation of our initial public offering and the remaining one-third of the total shares subject to each award will vest on the first anniversary of the consummation of our initial public offering. This accelerated vesting schedule will only become effective upon the consumation of our initial public offering and is discussed in greater detail below under the section titled "Executive Compensation—Equity Incentive Plans." The compensation committee approved this plan because it wanted to provide the named executive officers with an incentive tied to the initial public offering and recognized that the 180-day lock up restrictions on the named executive officers and the exercise price on the options would limit near term sales.

        Prior to 2009, the named executive officers held options granted under the Stock Option Plan for Management Employees of New ATA Holdings, Inc. and its Subsidiaries and the Global Aero Logistics 2006 Long-Term Incentive Plan. In June 2009, these options were cancelled, and the compensation committee issued new equity awards to the named executive officers under the 2009 LTIP. The compensation committee recommended these arrangements because our business model had changed materially from 2006 through 2009, particularly in light of ATA's cessation of operations, the role of the executives holding options under the 2006 LTIP had changed since the issuance of the options under that plan, and the exercise price of the existing stock options was substantially above the fair market value of our common stock. Based on the aforementioned factors, the compensation committee believed that the outstanding options did not create the long term incentives and alignment between management and stockholders that the compensation committee intended. The equity awards granted under the 2009 LTIP took the form of incentive stock options with an exercise price of $10 per share, nonqualified stock options granted in three tranches with exercises prices of $10, $20, and $30 per share, and restricted stock grants. The options vest in equal annual installments over three years, while the restricted stock becomes fully vested in five years. The compensation committee believed that the range of exercise prices and vesting schedules would provide management with better long term incentives and would align the interests of the named executive officers and the stockholders. The compensation committee believes that these equity awards granted in 2009 were prompted by unusual circumstances and that the size of these awards was significantly greater than the size of equity awards that we may grant in the future.

        Effective upon the completion of the initial public offering or in early 2011, the compensation committee anticipates making annual long-term incentive awards to the named executive officers in the form of options, restricted stock and performance shares. The performance shares will vest ratably over three years based on achievement of targeted earnings before interest, taxes, depreciation, amortization and rent over one-year performance periods. The size of such awards will reflect an analysis of prevailing market practices for long-term incentive grants by private equity backed companies recently completing an initial public offering.

Severance and Change of Control Benefits

        We have entered into employment agreements with certain members of our management team, including all of the named executive officers, as a means of providing greater certainty and stability for both us and certain key management employees. The employment agreements with each of our named executive officers provide for certain severance payments upon termination of employment, the amount of which is affected by the reason for the termination and whether such termination is in connection with a change of control. The decision of the compensation committee to include termination payments in the employment agreements of the named executive officers is consistent with our objective to attract and retain high quality management employees. The compensation committee also determined that providing for severance payments in the executive officers' employment agreements was in the best interest of the Company and our stockholders because the executive officer must comply with certain post-termination restrictions set forth in the employment agreement in order to obtain such severance payments. These restrictions include executing a release agreement, agreeing not to disclose any of our confidential information or trade secrets, and agreeing to certain restrictive covenants relating to non-competition, non-solicitation of employees and non-interference with contractors and vendors.

        Severance Payments in Connection with a Change in Control.    The compensation committee considers the retention of an effective management team to be essential to protecting and enhancing the best interests of the Company and our stockholders. To that end, the compensation committee recognizes that the possibility of a change in control may exist from time to time, and that this possibility, and the uncertainty and questions it may raise among senior management, including the named executive officers, may result in the departure or distraction of senior management personnel to the detriment of the Company and our stockholders. Accordingly, the compensation committee determined that appropriate steps should be taken to encourage the continued attention and dedication of our senior management to assigned duties without the distraction that may arise from the possibility of a change in control. These steps are also intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control of the Company. In addition, these steps are intended to align senior management and stockholder interests by enabling senior management to consider corporate transactions that are in the best interest of the stockholders without undue concern whether the transactions may jeopardize such individuals' own employment. As a result, the employment agreements with our named executive officers contain a change in control severance feature that utilizes a "double trigger." In order for change in control severance benefits to be "triggered", a change in control must occur and the named executive officer must be terminated by us without cause within 90 days of a change in control.

        For a description of benefits provided as part of a severance payment and as part of a severance payment in connection with a change in control, see "Executive Compensation—Potential Payments Upon Termination or Change of Control" below.

Other Benefits

        We provide our named executive officers with benefits that are generally available to all our employees, including a 401(k) plan matching contribution, medical, dental, vision, life insurance, accidental death & dismemberment, long and short term disability, employee assistance plan, flexible spending accounts and travel benefits. We believe that these welfare benefits are appropriate and reasonable.

        Pursuant to his employment agreement, Mr. Garrett is entitled to a car and housing allowance, as well as reimbursement of commuting expenses. From November 1, 2007 until December 15, 2009, the car and housing allowance was a maximum of $3,000 per month. From December 15, 2009 until October 31, 2011, when this benefit expires, the car and housing allowance is a maximum of $2,000 per month.

Executive Compensation

Summary Compensation Table

        The following table sets forth information with respect to compensation earned by our named executive officers for the fiscal years ended December 31, 2009, 2008 and 2007.

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(1)		Non-Equity Incentive Plan Compensation(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation(3)		Total
Robert R. Binns	2009	$525,000	$475,000	$2,241,000	$2,476,607		$327,115	$0	$95,968	(5)	$6,140,690
Chief Executive	2008	$425,822	$225,000	$0	$0		$508,062	$0	$9,640		$1,168,524
Officer(4)	2007	$225,233	$174,093	$0	$0		$0	$0	$10,087		$409,413
William A. Garrett	2009	$350,000	$228,250	$1,136,000	$1,494,399		$163,558	$0	$61,048	(6)	$3,433,255
Executive Vice	2008	$348,027	$131,250	$0	$0		$338,475	$0	$29,810	(7)	$847,563
President and Chief	2007	$55,151	$18,333	$0	$62,817	(9)	$0	$0	$218		$136,519
Financial Officer(8)
Charles P. McDonald	2009	$400,000	$257,625	$1,345,000	$1,566,256		$186,923	$0	$63,513	(10)	$3,819,317
President	2008	$360,137	$140,625	$0	$0		$329,978	$0	$9,635		$840,375
	2007	$215,712	$170,285	$0	$0		$0	$0	$10,008		$396,005
Mark M. McMillin	2009	$250,000	$102,500	$1,136,000	$1,359,760		$93,462	$0	$54,384	(11)	$2,996,106
General Counsel	2008	$229,178	$67,500	$0	$0		$177,825	$0	$9,483		$483,986
	2007	$194,041	$133,449	$0	$0		$0	$0	$9,795		$337,285
Jeffrey Sanborn(12)	2009	$275,000	$115,500	$1,136,000	$1,195,001		$102,808	$0	$36,181	(13)	$2,860,490
Chief Marketing	2008	$210,397	$66,000	$0	$0		$143,745	$0	$9,319		$429,461
Officer	2007	$120,466	$84,819	$0	$0		$0	$0	$9,012		$214,297

(1)
The amounts in these columns reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, and do not necessarily correspond to the actual value that will be realized by the named executive officers.

(2)
The amounts in this column reflect payments made under the STIP, which are calculated based on a percentage of salary actually paid during the year to the named executive officer.

(3)
The amounts in this column reflect, among other amounts, our matching contribution under our 401(k) plan and life insurance premiums paid by the Company on behalf of the executive.

(4)
Mr. Binns became our Chief Executive Officer on April 9, 2008. No additional compensation has been paid to Mr. Binns for serving as a director.

(5)
Includes a cash payout of $84,127 for unused paid time off from 2008.

(6)
Reflects (a) certain perquisites provided to Mr. Garrett, including a $4,792 automobile reimbursement and a $14,536 reimbursement for housing and utilities, (b) a gross-up in the amount of $9,285 for taxes on such perquisites, (c) an employer match under the Company 401(k) plan in the amount of $8,250 and (d) life insurance premiums paid by the Company on behalf of the executive. Also includes a cash payout of $21,539 for unused paid time off from 2008.

(7)
Reflects (a) certain perquisites provided to Mr. Garrett, including a $8,100 housing reimbursement, a $5,093 automobile reimbursement and reimbursement of the cost of utilities, (b) a gross-up in the amount of $6,511 for taxes on such perquisites, (c) an employer match under the Company 401(k) plan in the amount of $7,748 and (d) life insurance premiums paid by the Company on behalf of the executive.

(8)
Mr. Garrett commenced employment with us on November 1, 2007.

(9)
Reflects the grant date fair value of options granted under the Stock Option Plan for Management Employees of New ATA Holdings, Inc. and the Global Aero Logistics 2006 Long-Term Incentive Plan. In June 2009, the exercise price of the options was substantially greater than our current stock price and the options were cancelled in connection with the issuance of equity awards under the 2009 LTIP.

(10)
Includes a cash payout of $52,297 for unused paid time off from 2008.

(11)
Includes a cash payout of $44,244 for unused paid time off from 2008.

(12)
Mr. Sanborn resigned from his position as Chief Marketing Officer in June of 2010 and now serves as Senior Vice President, Corporate Strategy.

(13)
Includes a cash payout of $26,041 for unused paid time off from 2008.

Grants of Plan-Based Awards

        The following table sets forth information on stock option awards, restricted stock awards, and awards under our non-equity incentive plans to our named executive officers during the fiscal year ending as of December 31, 2009. The compensation committee has approved a plan, contingent on the consummation of our initial public offering, to accelerate the vesting of all awards currently outstanding under the LTIP according to the accelerated vesting schedule described below under "Executive Compensation—Equity Incentive Plans."

					All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)
		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards					Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold(1)	Target(1)	Maximum(1)
Robert R. Binns	6/29/2009	—	—	—	224,100	298,800	$10	$3,057,490
	6/29/2009					373,500	$20	$691,715
	6/29/2009					522,900	$30	$968,402
		$262,500	$525,000	$1,050,000
William A. Garrett	6/29/2009	—	—	—	113,600	151,400	$10	$1,789,044
	6/29/2009					189,300	$20	$350,580
	6/29/2009					265,000	$30	$490,775
		$131,250	$262,500	$525,000
Charles P. McDonald	6/29/2009	—	—	—	134,500	179,300	$10	$1,915,075
	6/29/2009					224,100	$20	$415,029
	6/29/2009					313,800	$30	$581,152
		$150,000	$300,000	$600,000
Mark M. McMillin	6/29/2009	—	—	—	113,600	151,400	$10	$1,654,405
	6/29/2009					189,300	$20	$350,580
	6/29/2009					265,000	$30	$490,775
		$75,000	$150,000	$300,000
Jeffrey Sanborn	6/29/2009	—	—	—	113,600	151,400	$10	$1,489,646
	6/29/2009					189,300	$20	$350,580
	6/29/2009					265,000	$30	$490,775
		$82,500	$165,000	$330,000

(1)
Represents potential grants of cash incentive awards under the 2009 STIP. See "Compensation Discussion and Analysis—Compensation Components for Executive Officers—Incentive Cash Bonuses" for a detailed description of these awards. The actual payout amounts for 2009 are reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

Outstanding Equity Awards at Fiscal Year-End

        The following table sets forth the outstanding equity awards as of December 31, 2009, held by each of our named executive officers. The compensation committee has approved a plan, contingent on the consummation of our initial public offering, to accelerate the vesting of all awards currently outstanding under the LTIP according to the accelerated vesting schedule described below under "Executive Compensation—Equity Incentive Plans."

	Option Awards
										Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Name	Date of Award	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date	Date of Award	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Robert R. Binns	6/29/2009	—	298,800	—	$10	6/29/2019	6/29/2009	224,100	$2,016,900	—	—
	6/29/2009		373,500		$20	6/29/2019
	6/29/2009		522,900		$30	6/29/2019
William A. Garrett	6/29/2009	—	151,400	—	$10	6/29/2019	6/29/2009	113,600	$1,022,400	—	—
	6/29/2009		189,300		$20	6/29/2019
	6/29/2009		265,000		$30	6/29/2019
Charles McDonald	6/29/2009	—	179,300	—	$10	6/29/2019	6/29/2009	134,500	$1,210,500	—	—
	6/29/2009		224,100		$20	6/29/2019
	6/29/2009		313,800		$30	6/29/2019
Mark M. McMillin	6/29/2009	—	151,400	—	$10	6/29/2019	6/29/2009	113,600	$1,022,400	—	—
	6/29/2009		189,300		$20	6/29/2019
	6/29/2009		265,000		$30	6/29/2019
Jeffrey Sanborn	6/29/2009	—	151,400	—	$10	6/29/2019	6/29/2009	113,600	$1,022,400	—	—
	6/29/2009		189,300		$20	6/29/2019
	6/29/2009		265,000		$30	6/29/2019

        The Company does not currently provide pension benefits or nonqualified deferred compensation to the named executive officers that would be subject to disclosure pursuant to the applicable securities regulations.

Equity Incentive Plans

        In 2009, the Company granted restricted stock awards, incentive stock options, and nonqualified stock options (collectively, the incentive stock options and nonqualified stock options are referred to as "stock options") to the named executive officers pursuant to the terms of the LTIP. These awards, including the exercise price of the stock options and the number of shares or options granted, as applicable, are identified in the "Outstanding Equity Awards at Fiscal Year-End" table.

        The compensation committee of the board of directors has approved a plan to accelerate the vesting of all outstanding awards under the LTIP in the event that an initial public offering of common stock is consummated on or before September 30, 2011. Under this plan, the vesting of such awards will be accelerated so that two-thirds of the total shares subject to each of the restricted stock awards, the incentive stock options, and the nonqualified stock options will be vested on the consummation of the initial public offering, and the remaining one-third of the total shares subject to each award will vest on the first anniversary of the consummation of our initial public offering. The nonqualified stock options with tiered exercise prices shall vest so that the nonqualified stock options with the lowest exercise price vest first, followed by those nonqualified stock options with the next-lowest exercise price. The nonqualified stock options with the highest exercise price will vest last. If our initial public offering is not consummated, the LTIP awards will vest as described below.

        Stock Options.    The stock options granted to the named executive officers in 2009 vest in one-third increments such that one-third of the stock options are vested on the first anniversary of the date such stock options were granted, two-thirds of the stock options are vested on the second anniversary of the date such stock options were granted, and the options are fully vested on the third anniversary of the date such stock options were granted. In the event of a change in control, any unvested stock options will become fully vested. Pursuant to the employment agreements with the named executive officers (discussed in greater detail in "Potential Payments Upon Termination or Change of Control—Employment Agreements"), any unvested stock options will become fully vested if the named executive officer's employment with the Company is terminated due to his death or disability, or if the Company terminates his employment without "cause" or the named executive officer terminates his employment with "good reason." If a named executive officer terminates employment for any other reason before he becomes fully vested in his stock options, he will forfeit any unvested stock options. Stock options may only be exercised if they are vested.

        The exercise price of the stock options is no less than the fair market value of a share of the Company's common stock on the date of grant. The nonqualified stock options were granted in three tranches with exercise prices of $10, $20, and $30 per share, each of which was equal to or greater than the fair market value of a share of the Company's common stock on the date of grant. The vesting schedule described above applies to the nonqualified stock options so that the tranche with a lower exercise price vests prior to any tranche with a higher exercise price. Dividing the stock options among the three tranches was intended to provide incentives for the executive officers to increase the value of the Company's equity in the future, with the greatest economic benefits realized if the Company approximately triples in value during the term of the options. The exercise price of the stock options may be paid by the named executive officer in cash or cash equivalents, through a cashless exercise executed through a broker, or by having a number of shares of common stock otherwise issuable at the time of exercise withheld. To the extent described above, if our initial public offering is consummated, the vesting of all awards under the LTIP will be accelerated to the extent necessary so that two-thirds of the total shares subject to each award will be vested on the consummation of the initial public offering, and the remaining one-third of the total shares subject to each award will vest on the first anniversary of the consummation of our initial public offering.

        The stock options expire on the earlier of (1) the 10th anniversary of the date the options were granted; (2) 12 months after the date the named executive officer terminates employment for any reason other than "cause"; or (3) the date the Company terminates the named executive officer's employment for "cause."

        Restricted Stock.    The restricted stock awarded to the named executive officers in 2009 becomes fully vested on the fifth (5th) anniversary of the date such restricted stock was awarded. In the event of a change in control, any unvested restricted stock will become fully vested. In addition, pursuant to the employment agreements with the named executive officers (discussed in greater detail in "Potential Payments Upon Termination or Change of Control—Employment Agreements"), any unvested restricted stock will become fully vested if the named executive officer's employment with the Company is terminated due to his death or disability, or if the Company terminates his employment without "cause" or the named executive officer terminates his employment with "good reason." Prior to the fifth (5th) anniversary of the grant date, all the restricted stock is unvested and will be forfeited if the named executive officer terminates employment with the Company for any other reason. Dividends will not be paid on the restricted shares until the shares become vested. To the extent described above, if our initial public offering is consummated, the vesting of all awards under the LTIP will be accelerated so that two-thirds of the total shares subject to each award will be vested on the consummation of the initial public offering, and the remaining one-third of the total shares subject to each award will vest on the first anniversary of the consummation of our initial public offering.

Potential Payments Upon Termination or Change of Control

        This section outlines the potential payments that may be made to the named executive officers in the event of termination or change of control pursuant to their employment agreements in effect as of December 31, 2009, equity incentives granted under the LTIP, and our benefit plans.

Employment Agreements

        Payment on Termination Without "Cause" or With "Good Reason."    Severance payments to the named executive officers are subject to the named executive officer executing a release agreement in a form satisfactory to the Company. Under the employment agreements, if a named executive officer's employment is terminated by us without "cause" or by the named executive officer due to "good reason," the named executive officer is entitled to the following severance payments:

  •
  a lump sum severance payment equal to twelve (12) months of the named executive officer's base salary and the target annual incentive bonus payable under the STIP, both as in effect at the time of the termination, paid within 30 days after the named executive officer's "separation from service" (as defined in Section 409A of the Internal Revenue Code);

  •
  reimbursement for the cost of COBRA health continuation coverage under the Company's group health plan for the lesser of: (i) 18 months, (ii) until the named executive officer obtains comparable coverage for himself and his dependents, or (iii) the COBRA continuation coverage period; and

  •
  lifetime travel benefits for the named executive officer and his spouse and eligible children on the Company's airlines if scheduled service is offered, and any carrier with whom the Company has reciprocal pass arrangements in place at the time.

        In addition, the named executive officers will receive payment of any base salary earned but not paid through the date of termination, payment of any unused personal time off, and any benefits payable under the Company's benefit plans. All stock options will also become fully vested and exercisable until the earlier of the first anniversary of the date of termination or the maximum term of the option in the applicable option award, and any restrictions on outstanding restricted stock shall lapse.

        The employment agreements define "cause" as the occurrence of one or more of the following events by the named executive officer: (1) the gross neglect of his employment duties; (2) the conviction of, pleading guilty to, or pleading nolo contendere or its equivalent to, a felony or any crime involving moral turpitude; (3) engaging in any illegal conduct or willful misconduct in the performance of his duties; (4) engaging in any fraudulent or tortious conduct in dealing with or on behalf of the Company or its affiliates; (5) failure or refusal to follow the lawful written instructions or directions of the board of directors, Chief Executive Officer, or other executive officer to whom the named executive officer reports; (6) knowing breach of any material obligations under the restrictive covenants contained in the employment agreement; (7) misuse of alcohol or unlawful drugs which interferes materially with the adequate performance of his employment duties for the Company; or (8) material failure to comply with the duties and responsibilities set forth in the employment agreement.

        The employment agreements define "good reason" as the occurrence, without the named executive officer's consent, of one or more of the following events: (1) a material reduction in the nature or scope of the named executive officer's authority or duties under the employment agreement; (2) a material decrease in the named executive officer's compensation; or (3) the relocation of the Company's principal office or the named executive officer's principal office location to a location that is more than fifty (50) miles from its current Peachtree City, Georgia location.

        Payments on Termination in Connection with a Change in Control.    If the named executive officer's employment is terminated by the Company without "cause" within ninety (90) days after a change in control of the Company, then the named executive officer is entitled to the severance paid on termination by the Company without "cause" not in connection with a change in control, as described above, except that he will receive twenty-four (24) months of base salary and his target annual incentive bonus payable under the STIP instead of twelve (12) months.

        Payments on Termination due to Death.    If the named executive officer dies during the term of his employment agreement, his estate is entitled to continued payment of his base salary for three (3) months after his death. In addition, the named executive officer's spouse and participating dependants will be reimbursed for the cost of COBRA medical and dental continuation coverage for three (3) months and will receive travel benefits on the Company's airlines for twelve (12) months after the named executive officer's death. All stock options will also become fully vested and exercisable until the earlier of the first anniversary of the date of termination or the maximum term of the option in the applicable option award, and any restrictions on outstanding restricted stock shall lapse.

        Payments on Termination due to Disability.    If a named executive officer becomes disabled, as defined in the employment agreements, then the Company can terminate the agreement and the named executive officer will be entitled to any payments due under any long-term disability insurance policy maintained by the Company and under which the named executive officer is insured. In addition, the named executive officer and his spouse and eligible children will be entitled to lifetime travel benefits on the Company's airlines and any carrier with whom the Company has reciprocal pass arrangements in place at the time. All stock options will also become fully vested and exercisable until the earlier of the first anniversary of the date of termination or the maximum term of the option in the applicable option award, and any restrictions on outstanding restricted stock shall lapse.

LTIP

        As discussed previously, the named executive officers become fully vested in their outstanding stock options and restricted stock awards granted under the LTIP upon a change in control or if their employment is terminated by the Company without "cause," by themselves for "good reason," or upon their death or disability.

Other Benefits and Accrued Obligations

        Upon a named executive officer's termination of employment for any reason, the named executive officer is entitled to payment of any earned but unpaid base salary and personal time off, and any payments of benefits pursuant to the employee benefit plans maintained by the Company.

Potential Payments Upon Termination or Change of Control Table

        The following table sets forth the estimated payments and other benefits that would have been received by each named executive officer employed by us as of December 31, 2009, or his or her estate, under existing agreements, plans and arrangements, if the named executive officer's employment had terminated on December 31, 2009 under the following circumstances:

  •
  voluntary termination by the named executive officer,

  •
  termination by the named executive officer for good reason,

  •
  termination by us without cause,

  •
  termination by the named executive officer for good reason following a change of control,

  •
  termination by us without cause following a change of control,

  •
  termination by us for cause,

  •
  termination as a result of disability or

  •
  termination as a result of death.

        The amounts are calculated based on a per share price of $11.54 as of December 31, 2009.

        The amounts do not include amounts payable pursuant to our contract, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation, in favor of executive officers of the Company and that are available generally to all salaried employees, such as accrued base salary and vacation and long-term disability payments. Amounts also do not include the value of travel benefits, if any, as there is no incremental cost to the Company for providing such benefits. As indicated above, the amounts are based on the employment agreement in effect for the fiscal year ended December 31, 2009. The amounts below are only estimates, and actual amounts to be paid out can only be determined at the time of such executive's separation from the Company.

Executive Benefits and Payments Upon Separation	Voluntary Termination on 12/31/2009	Voluntary Termination for Good Reason on 12/31/09	Involuntary Without Cause Termination on 12/31/2009	Voluntary Termination for Good Reason (Change of Control) on 12/31/2009	Involuntary Without Cause Termination (Change of Control) on 12/31/2009	For Cause Termination on 12/31/2009	Disability on 12/31/2009	Death on 12/31/2009
Robert R. Binns(3)
Cash Severance(1)	$0	$1,050,000	$1,050,000	$1,050,000	$2,100,000	$0	$0	$131,250
Equity Treatment(2)	$0	$3,046,266	$3,046,266	$3,046,266	$3,046,266	$0	$3,046,266	$3,046,266
TOTAL	$0	$4,096,266	$4,096,266	$4,096,266	$5,146,266	$0	$3,046,266	$3,177,516
William A. Garrett
Cash Severance(1)	$0	$612,500	$612,500	$612,500	$1,225,000	$0	$0	$87,500
Equity Treatment(2)	$0	$1,544,100	$1,544,100	$1,544,100	$1,544,100	$0	$1,544,100	$1,544,100
TOTAL	$0	$2,156,600	$2,156,600	$2,156,600	$2,769,100	$0	$1,544,100	$1,631,600
Charles P. McDonald
Cash Severance(1)	$0	$700,000	$700,000	$700,000	$1,400,000	$0	$0	$100,000
Equity Treatment(2)	$0	$1,828,252	$1,828,252	$1,828,252	$1,828,252	$0	$1,828,252	$1,828,252
TOTAL	$0	$2,528,252	$2,528,252	$2,528,252	$3,228,252	$0	$1,828,252	$1,928,252
Mark M. McMillin
Cash Severance(1)	$0	$400,000	$400,000	$400,000	$800,000	$0	$0	$62,500
Equity Treatment(2)	$0	$1,544,100	$1,544,100	$1,544,100	$1,544,100	$0	$1,544,100	$1,544,100
TOTAL	$0	$1,944,100	$1,944,100	$1,944,100	$2,344,100	$0	$1,544,100	$1,606,600
Jeffrey Sanborn
Cash Severance(1)	$0	$440,000	$440,000	$440,000	$880,000	$0	$0	$68,750
Equity Treatment(2)	$0	$1,544,100	$1,544,100	$1,544,100	$1,544,100	$0	$1,544,100	$1,544,100
TOTAL	$0	$1,984,100	$1,984,100	$1,984,100	$2,424,100	$0	$1,544,100	$1,612,850

(1)
Represents: (a) 12 months base salary and target annual bonus for Voluntary Termination for Good Reason, Without Cause Termination, and Voluntary Termination for Good Reason (Change of Control) columns, (b) 24 months base salary and target annual bonus for Involuntary Without Cause Termination (Change of Control) column, and (c) 3 months base salary for Death column.

(2)
Represents market value of $11.54 per share minus exercise price for all unvested options with a strike price less than $11.54 per share. Also includes market value of all unvested restricted stock. The number of unvested equity awards for each named executive officer is set forth in the Outstanding Equity Awards at Fiscal Year-End table.

(3)
In September 2010, the compensation committee approved a modified severance formula for Mr. Binns, effective November 1, 2010. Under this modified severance formula, subject to certain limitations, Mr. Binns is entitled to the following amounts: (a) 18 months base salary and target annual bonus for Voluntary Termination for Good Reason, Without Cause Termination, and Voluntary Termination for Good Reason (Change of Control); (b) 36 months base salary and target annual bonus for Involuntary Without Cause Termination (Change of Control); and (c) 3 months base salary for Death.

Director Compensation

        We do not provide compensation for service on the board of directors to our employee directors or to directors who are appointed to our board of directors by our investors MatlinPatterson and GSO Capital Partners LP. For our other directors, our general practice is to provide annual fees of $50,000 per director. Marjorie Bowen, our audit committee chair, received an additional $25,000 fee for her audit committee service and an additional $5,000 fee for her compensation committee service. William Stockbridge received an additional $15,000 fee for his audit committee service and an additional $5,000 fee for his nominating committee service. In addition, we provide a $1,500 fee per board and committee meeting attended in person and $500 fee per board and committee meeting attended by telephone.

        In 2009, the Company adopted the 2009 Long-Term Incentive Plan for Outside Directors (the "Director LTIP") to provide incentives to non-employee directors of the Company and its affiliates to stimulate their efforts toward the continued success and long-term growth and profitability of the Company, to encourage stock ownership by selected non-employee directors, and to provide a means of obtaining, rewarding and retaining non-employee directors. The Director LTIP allows the Company to grant to its non-employee directors nonqualified stock options, stock appreciation rights, dividend equivalent rights, performance awards, restricted stock awards, and stock awards. The board of directors of the Company has reserved 33,200 shares of the Company's common stock, subject to adjustment as provided in the Director LTIP, for issuance pursuant to awards granted under the Director LTIP. To date, only nonqualified stock options have been granted under the Director LTIP. The Director LTIP is administered by the board of directors of the Company.

        On October 1, 2009, under the Director LTIP, two of our independent directors, Marjorie Bowen and William Stockbridge, each received a nonqualified stock option to purchase 7,000 shares of common stock at an exercise price of $10 per share, which is no less than 100% of the fair market value of a share of the Company's common stock on the date of grant. The options expire in ten years or, if earlier, twelve (12) months after the director ceases to provide services to the Company. These grants were made in connection with the appointment of the director to the board and were fully vested as of the date the options were granted. On September 14, 2010, under the Director LTIP, four of our independent directors, Marjorie Bowen, William Stockbridge, General Duane Cassidy, and Jean-Peter Jansen, each received a nonqualified stock option to purchase 4,800 shares of common stock at an exercise price of $13.97 per share, which is no less than 100% of the fair value of a share of the Company's common stock on the date of grant. These grants were made in connection with the appointment of General Cassidy and Mr. Jansen to the board and were fully vested as of the date the options were granted. Mr. Stockbridge and Ms. Bowen were also granted options at this time that were fully vested as of the date of grant so that the independent directors were compensated consistently. No option awards or stock awards have been previously granted to those directors, other than as described above. All stock options granted to the non-employee directors remain outstanding.

        The following table sets forth information with respect to compensation earned by directors for the fiscal year ended December 31, 2009.(1)

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	All Other Compensation	Total
Marjorie Bowen	$117,500	—	$24,035(2)	—	$141,035
William Stockbridge	$18,000	—	$24,035(2)	—	$43,035

(1)
The Company changed its director compensation policy effective as of the fourth quarter of 2009 to change from a per-meeting compensation arrangement to an annual compensation arrangement.

(2)
The directors were awarded options to purchase 7,000 shares of the Company's common stock on October 1, 2009, and were fully vested and exercisable on the grant date. The exercise price of the options is $10 per share.

        Upon the earlier of completion of our initial public offering or March 31, 2011, we anticipate modifying our standard annual compensation arrangements for directors, excluding employees and affiliates of MatlinPatterson and GSO, as follows:

Annual retainer	$60,000
Annual Supplemental Audit Committee Chair retainer	$15,000
Annual Supplemental Compensation Committee Chair retainer	$10,000
Annual Supplemental Nominating/Corporate Governance Committee Chair retainer	$10,000
Annual restricted stock grant value (granted as of date of annual meeting of stockholders)	$75,000
Meetings fees for meetings in excess of following annual schedule:	$1,500 per in-person meeting and $500 per telephonic meeting
    •
    4 board meetings

    •
    6 audit committee meetings

    •
    4 compensation committee meetings

    •
    4 nominating/corporate governance committee meetings

Conclusion

        Our primary objectives are to: (1) attract and retain high quality management employees by providing total compensation opportunities with a combination of compensation elements that are competitive and comparable to those offered by peer companies in the aviation industry; and (2) align stockholder interests and management rewards by providing meaningful incentive opportunities to be earned by management if they meet pay-for-performance standards designed to increase long-term stockholder value. We believe the compensation delivered to each named executive officer accomplishes our objectives by providing a proper balance of fixed versus variable and cash versus equity compensation in order to align both short and long-term interests with overall business objectives. Given the economic environment, we believe it is especially important to reward our executives for achieving outstanding Company performance, which will build value for our stockholders.

PRINCIPAL STOCKHOLDERS

        The following table sets forth, as of September 17, 2010, the number of shares of our common stock that are held by:

  •
  each person known by us to beneficially own more than 5% of our common stock;

  •
  each of our executive officers named in the Summary Compensation Table;

  •
  each of our directors; and

  •
  all of our executive officers and directors as a group.

        The number of shares beneficially owned by each person is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the person has the sole or shared voting power or investment power and also any shares the person has the right to acquire within 60 days of September 17, 2010, through the exercise of any stock option, warrant or other right. Except as indicated in this table, we believe each person or entity listed has sole investment and voting power with respect to the shares set forth in the table. The inclusion herein of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of such shares. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares subject to options, warrants or other rights held by that person that are or will become exercisable within 60 days of September 17, 2010, are deemed outstanding, although the shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

        Percentage of shares outstanding is based on 26,789,400 shares of common stock, which comprises shares of our common stock outstanding as of September 17, 2010.

        Unless otherwise indicated, the address for each listed stockholder is c/o Global Aviation Holdings Inc., 101 World Drive, Peachtree City, Georgia 30269.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Percentage of Shares Outstanding
5% Stockholders
MatlinPatterson ATA Holdings, LLC	24,703,300	92.2%
520 Madison Avenue New York, NY 10022-4213(3)
Named Executive Officers
Robert R. Binns	625,200(4)	2.3%
William A. Garrett	318,300(5)	1.2%
Charles P. McDonald	373,566(6)	1.4%
Mark M. McMillin	315,500(7)	1.2%
Jeffrey Sanborn	315,500(8)	1.2%
Non-Employee Directors
Marjorie Bowen	11,800(9)	*
General Duane H. Cassidy	4,800(10)	*
Jean-Peter Jansen	4,800(11)	*
David J. Matlin	24,703,300(12)	92.2%
Jason New(3)	838,000(13)	3.1%
Mark Palmer	24,703,300(12)	92.2%
Peter Schoels	24,703,300(12)	92.2%
William Stockbridge	11,800(14)	*
Lawrence Teitelbaum	24,703,300(12)	92.2%
Directors and Executive Officers as a group (17 persons)(12)	27,771,566	98.4%

*
indicates less than 1%

(1)
Unless otherwise noted, the address of each beneficial owner listed is c/o Global Aviation Holdings Inc., 101 World Drive, Peachtree City, Georgia 30269.

(2)
The number of shares beneficially owned is determined in accordance with Rule 13(d)-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which each selling stockholder has sole or shared voting power or investment power and also any shares that the selling stockholder has the right to acquire within 60 days of September 17, 2010.

(3)
MatlinPatterson, beneficially owns, and is the record holder of 24,703,300 shares of common stock with respect to which it has sole dispositive power. The common stock currently represents 92.2% of the total voting power of the common stock of Global Aviation Holdings Inc. Pursuant to a letter agreement between GSO, MatlinPatterson and us, certain affiliates of GSO have the right to designate one member of our board of directors until the completion of our initial public offering of common stock, GSO holds less than a majority of the outstanding Second Lien Loan, or less than 25% of such holder's original Second Lien Loan commitment remains outstanding. Mr. New is such designee.

(4)
Includes 224,100 restricted shares, which are subject to forfeiture pursuant to the terms of the Restricted Stock Award; an option to acquire 278,800 shares of common stock at an exercise price of $10 per share and expiring on June 29, 2019; and an option to acquire 119,600 shares of common stock at an exercise price of $20 per share and expiring on June 29, 2019.

(5)
Includes 113,600 restricted shares, which are subject to forfeiture pursuant to the terms of the Restricted Stock Award; an option to acquire 131,400 shares of common stock at an exercise price of $10 per share and expiring on June 29, 2019; and an option to acquire 70,500 shares of common stock at an exercise price of $20 per share and expiring on June 29, 2019.

(6)
Represents 134,500 restricted shares, which are subject to forfeiture pursuant to the terms of the Restricted Stock Award; an option to acquire 159,300 shares of common stock at an exercise price of $10 per share and expiring on June 29, 2019; and an option to acquire 79,767 shares of common stock at an exercise price of $20 per share and expiring on June 29, 2019.

(7)
Represents 113,600 restricted shares, which are subject to forfeiture pursuant to the terms of the Restricted Stock Award; an option to acquire 131,400 shares of common stock at an exercise price of $10 per share and expiring on June 29, 2019; and an option to acquire 70,500 shares of common stock at an exercise price of $20 per share and expiring on June 29, 2019.

(8)
Represents 113,600 restricted shares, which are subject to forfeiture pursuant to the terms of the Restricted Stock Award; an option to acquire 131,400 shares of common stock at an exercise price of $10 per share and expiring on June 29, 2019; and an option to acquire 70,500 shares of common stock at an exercise price of $20 per share and expiring on June 29, 2019.

(9)
Includes an option to acquire 7,000 shares of common stock at an exercise price of $10 per share and expiring on October 1, 2019 and an option to acquire 4,800 shares of common stock at an exercise price of $13.97 per share and expiring on September 14, 2020.

(10)
Represents an option to acquire 4,800 shares of common stock at an exercise price of $13.97 per share and expiring on September 14, 2020.

(11)
Represents an option to acquire 4,800 shares of common stock at an exercise price of $13.97 per share and expiring on September 14, 2020.

(12)
Represents 24,703,300 shares of common stock held by MatlinPatterson. David J. Matlin is a holder of 50 percent of the membership interests in MatlinPatterson LLC (the indirect parent of the Funds (defined below)). Mr. Matlin may be deemed to have shared voting and investment control (together with Mark R. Patterson) over the shares held by MatlinPatterson. He also has an indirect pecuniary interest in MatlinPatterson Global Opportunities Partners II L.P. and MatlinPatterson Global Opportunities Partners (Cayman) II L.P. (together, "the Funds"). His exact pecuniary interest therein is not readily determinable because it is subject to several variables, including without limitation, the internal rates of return of the Funds overall and with respect to their indirect investment in us. Mr. Matlin disclaims beneficial ownership of any of the reported securities except to the extent of his pecuniary interest therein. Although each of Mr. Palmer, Mr. Schoels and Mr. Teitlebaum does not have voting or investment control over shares held by MatlinPatterson, each may be deemed to have an indirect pecuniary interest in such shares through his indirect interest in a limited partner which holds an investment interest and carried interest in the Funds. His exact pecuniary interest therein is not readily determinable because it is subject to several variables, including without limitation, the internal rates of return of the Funds overall and with respect to their indirect investment in us. Each of Mr. Palmer, Mr. Schoels and Mr. Teitlebaum disclaims beneficial ownership of any of the reported securities except to the extent of his pecuniary interest therein.

(13)
Mr. New serves as a senior managing director of GSO Capital Partners LP, the investment manager for each of Blackstone / GSO Capital Solutions Fund LP ("GSO Capital Solutions") and Blackstone / GSO Capital Solutions Overseas Fund L.P. ("GSO Overseas" and, together with GSO Capital Solutions, the "GSO Funds"). Each of GSO Capital Solutions (702,300 shares) and GSO Overseas (135,700 shares) are the holders of record of our common stock. As investment manager of the GSO Funds, GSO Capital Partners LP is vested with investment discretion with respect to investments held by the GSO Funds. Each of the GSO Funds, GSO Capital Partners LP or Mr. New (collectively, the "GSO Persons") may be deemed a beneficial owner of common stock. However, the foregoing should not be deemed to constitute an admission that Mr. New is the beneficial owner of any of our common stock owned by the GSO Funds. Mr. New disclaims any beneficial ownership of the shares of our common stock owned by the GSO Funds.

(14)
Includes an option to acquire 7,000 shares of common stock an exercise price of $10 per share and expiring on October 1, 2019 and an option to acquire 4,800 shares of common stock at an exercise price of $13.97 per share and expiring on September 14, 2020.

(15)
Includes 789,000 restricted shares subject to forfeiture and 1,435,763 shares issuable upon the exercise of options exercisable within 60 days of September 17, 2010.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        As of September 17, 2010, MatlinPatterson owned approximately 92% of our outstanding shares of common stock. Four of our directors, Messrs. Matlin, Palmer, Schoels and Teitelbaum, serve in various executive capacities at MatlinPatterson or one of its affiliates. MatlinPatterson and these directors are our "related persons" under the Exchange Act, and these directors may be considered to have an indirect interest in transactions involving MatlinPatterson or one of its affiliates, given these relationships.

        From time to time, World subleased engines to Arrow Air, Inc., an airline which is indirectly majority-owned by investment partnerships for which MatlinPatterson Global Advisers LLC acts as investment manager. World has from time to time in the past flown B747-400 freighter and MD-11 freighter aircraft under ACMI arrangements with Arrow Air. For the years ended December 31, 2009, 2008, and 2007, Arrow paid us an aggregate of $20.6 million, $0.6 million, and $0 respectively in connection with ACMI contracts and engine sub-leases.

        Gleacher & Company, Inc. (formerly Broadpoint Gleacher Securities Group, Inc.) through its subsidiary Gleacher & Company Securities, Inc. (formerly Broadpoint Capital, Inc.) provided financial advisory and placement agent services to us in connection with the restructuring of our debt in 2009 for which we paid fees totaling $3 million to Gleacher & Company Securities, Inc. The same person or entity that ultimately controls MatlinPatterson Global Advisers LLC, which is the investment manager of the entities that indirectly control our majority stockholder, indirectly controls an investment partnership that indirectly owns a significant interest in Gleacher.

        Certain affiliates of GSO hold approximately $74.7 million of our Second Lien Loan as of June 30, 2010, which represents the largest aggregate principal amount outstanding. The Second Lien Loan bears interest at an annual rate of 18%, consisting of interest payable in cash at an annual rate of 12% and interest payable in kind at an annual rate of 6%, and was incurred in September 2009 to refinance then-existing debt. As part of the replacement of our prior second lien debt with the Second Lien Loan from certain affiliates of GSO, we issued warrants to certain affiliates of GSO which were immediately converted into 838,000 shares of common stock. See "Description of Certain Indebtedness." Pursuant to a letter agreement between GSO, MatlinPatterson and us, certain affiliates of GSO have the right to designate one member of our board of directors until the completion of our initial public offering of common stock, GSO holds less than a majority of the outstanding Second Lien Loan, or less than 25% of such holder's original loan commitment remains outstanding. Jason New currently serves as GSO's designee on our board of directors.

Stockholders Agreement

        If we complete our proposed initial public offering, we plan to enter into a stockholders agreement with MatlinPatterson, which we refer to as the "Stockholders Agreement." If our initial public offering is consummated, the Stockholders Agreement would provide as follows:

        Board Representation.    For so long as MatlinPatterson and its affiliates own at least 10% of our total voting power, it will be entitled to designate such number of directors to serve on our board of directors as would be proportionate to the total voting power beneficially owned by MatlinPatterson and its affiliates, rounded up to the nearest whole person, provided that in the event that MatlinPatterson and its affiliates owns less than 50% of our total voting power (i) the number of directors appointed by MatlinPatterson shall be rounded down to the nearest whole person, and (ii) the board of directors will be composed of a majority of directors who are not affiliated or associated with MatlinPatterson and are not executives or employees of us or our subsidiaries. To the extent MatlinPatterson and its affiliates decrease their holdings of our voting stock, we will have the right to request the resignation of directors designated by MatlinPatterson to maintain such appointments in proportion to MatlinPatterson's holdings of our voting stock.

        Pre-Approval.    Transactions between us or our subsidiaries and MatlinPatterson or its affiliates in which MatlinPatterson or its affiliates have a material interest distinct from that of other holders of our common stock will be required to be pre-approved by a majority of the non-management independent directors of our board.

        Confidentiality.    MatlinPatterson will agree to keep confidential all confidential information relating to us that it receives in its capacity as a stockholder, pursuant to its information rights contained in the Stockholder Agreement, and that it receives from its director designees and not use such information in any manner adverse to us. MatlinPatterson's confidentiality obligation is subject to certain customary exceptions as well as exceptions for information disclosed to MatlinPatterson's investors or in connection with any merger, sale of assets, business combination, financing or similar transaction involving MatlinPatterson or its affiliates, provided, in these instances, that the recipients are subject to comparable confidentiality obligations.

        Registration Rights.    MatlinPatterson will have the right to require us, subject to certain terms and conditions, to register their shares of our common stock under the Securities Act of 1933, as amended, at any time following expiration of the lock-up period as described under the caption "Shares eligible for future sale—Lock-up Agreements". MatlinPatterson will have an aggregate of three demand registration rights as well as one shelf registration demand right on Form S-3 at any time following the first anniversary of the settlement of our initial public offering. In addition, if we propose to register any additional shares of our capital stock under the Securities Act, MatlinPatterson will be entitled to customary "piggyback" registration rights, which will entitle them to include their shares of common stock in a registration of our securities for sale by us or by other security holders. The registration rights will be subject to customary exceptions and qualifications and compliance with certain registration procedures.

Corporate Opportunities

        If we complete our proposed initial public offering, we plan to amend our certificate of incorporation to provide as follows:

        None of MatlinPatterson or its affiliates (referred to as the Investors), or any director, officer or employee of an Investor (each referred to as a Specified Party), will have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as we do. In the event that any Investor or Specified Party acquires knowledge of a potential transaction or matter that may be a corporate opportunity for any Investor or Specified Party, as applicable, and us, none of the Investors or Specified Parties has any duty to communicate or offer such corporate opportunity to us, and any Investor or Specified Party is entitled to pursue or acquire such corporate opportunity for itself or to direct such corporate opportunity to another person or entity and we have no right in or to such corporate opportunity or to any income or proceeds derived therefrom.

        In the event that one of our directors, officers or employees who is also a Specified Party acquires knowledge of a potential transaction or matter which may be a corporate opportunity or otherwise is then exploiting any corporate opportunity, subject to the following paragraph, we will have no interest in such corporate opportunity and no expectation that such corporate opportunity be offered to us, so that such Specified Party will have no duty to communicate or present such corporate opportunity to us, will have the right to hold such corporate opportunity for its own account or to recommend, sell, assign or transfer such corporate opportunity to persons other than us and will not breach any fiduciary duty to us by reason of the fact that such Specified Party pursues or acquires such corporate opportunity for itself, directs, sells, assigns or transfers such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to us.

        Notwithstanding the foregoing, if we complete our proposed initial public offering our certificate of incorporation will provide that we do not renounce any interest or expectation we may have in any corporate opportunity that is offered to any Investor or Specified Party, if such opportunity is expressly offered to such Investor or Specified Party solely in, and as a direct result of, his or her capacity as our director, officer or employee.

Related Party Transaction Policy

        We currently do not have a written, stand-alone policy for evaluating related party transactions. The audit committee of our board of directors reviews any related party transactions in which we are or will be a participant and that involves an amount exceeding $l20,000. The audit committee's review procedures include evaluation of the following:

  •
  the nature of the relationships among the parties;

  •
  the materiality of the transaction to us;

  •
  the related person's interest in the transaction; and

  •
  the benefit of the transaction to the related person and to us.

        Additionally, in cases of transactions in which a director or executive officer may have an interest, the audit committee also will evaluate the effect of the transaction on such individual's willingness or ability to properly perform his or her duties at the Company. The audit committee may utilize, as necessary, our code of ethics.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Overview

        The following descriptions of our notes, the Second Lien Loan, aircraft operating leases and lease common terms agreements are only summaries of the material provisions of the applicable documents, do not purport to be complete and are qualified in their entirety by reference to the provisions of the applicable documents. Solely for purposes of this section of the prospectus, the term "Global" refers to Global Aviation Holdings Inc., and does not include our subsidiaries.

First Lien Notes

        On August 13, 2009, we issued $175 million aggregate principal amount of 14% Senior Secured First Lien Notes due 2013, which we refer to as the "First Lien Notes". As a result of repurchases of the First Lien Notes by us, the outstanding aggregate principal amount of the First Lien Notes as of June 30, 2010 is $159.5 million. See "Description of the Exchange Notes".

Second Lien Loan

        Concurrently with the offering of the First Lien Notes, we incurred $64.1 million of second lien loans. On September 29, 2009, we refinanced the $64.1 million of original second lien loans with $72.5 million of new second lien term loans from a new lender. Unless the content otherwise requires, "Second Lien Loan" refers to the new second lien term loans pursuant to the credit agreement dated as of September 29, 2009. In connection with the refinancing of the original second lien loans, we issued warrants that were immediately converted into 838,000 shares of common stock.

        The final maturity date for the Second Lien Loan is September 29, 2014. Global, North American and World, who are the issuers of the First Lien Notes, are also the borrowers under the Second Lien Loan. All obligations under the credit agreement are guaranteed by all of our subsidiaries that guarantee the First Lien Notes. All obligations under the credit agreement are secured by second-priority liens on substantially all of our tangible and intangible assets (other than excluded assets), and the ATA Assets. There are no regularly scheduled principal payments under the Second Lien Loan prior to the final maturity date.

        We have the right, but no obligation, to prepay the Second Lien Loan, upon payment of the applicable prepayment premium. For voluntary prepayments made prior to September 29, 2011, the prepayment premium shall equal the sum of the present value of (a) 6% of the principal amount being prepaid plus (b) an amount equal to interest that would have been payable on such principal amount from the date of prepayment through September 29, 2011 (excluding any accrued and unpaid interest at the dates of prepayment), computed using a discount rate equal to the applicable Treasury Rate calculated at the date of prepayment plus 0.50%. A prepayment premium of 6% of the principal amount being prepaid is due with any prepayment made after September 29, 2011 but on or prior to September 29, 2012. A prepayment premium of 4% of the principal amount being prepaid applies to voluntary prepayments made subsequent to September 29, 2012 but on or prior to September 29, 2013. Further, during the period from September 29, 2010 to September 29, 2011, we have the right to prepay the Second Lien Loan in the event of a change of control or the consummation of an underwritten initial public offering of our stock during such period. A prepayment premium equal to 18% of the principal amount of Second Lien Loan being prepaid is due with any such voluntary prepayment. We are also required to offer to repay in cash, without premium, the Second Lien Loan, plus accrued and unpaid interest, using the amount of net cash proceeds received from a distribution of ATA assets in excess of the amount used to repurchase First Lien Notes, so long as the aggregate amount of excess proceeds available to repay the Second Lien Loan exceeds $1.3 million.

        In August 2010, we amended the credit agreement governing the Second Lien Loan to provide that we may, at our election, pay the premium due upon prepayment of the Second Lien Loan in connection with our initial public offering in the form of shares of our common stock valued at the public offering price less 7%; provided that the common stock issued to the lenders in payment of such prepayment premium does not result in such lenders, collectively, owning of record a total of 5% or more of our common stock on a fully diluted basis, after giving effect to the initial public offering and the issuance of common stock in payment of the prepayment premium.

        Interest accrues on the amount of the Second Lien Loan outstanding at an annual rate of 18% and is payable in cash at an annual rate of 12%, on a semi-annual basis, with the balance of the accrued interest being payable in kind on each interest payment date as additional loans in an amount equal to 6% of the aggregate principal amount of Second Lien Loan then outstanding.

        The credit agreement contains representations and warranties by the credit parties, as well as events of default, that are in each case substantially similar to those applicable to the First Lien Notes. The credit agreement requires that the credit parties comply with affirmative and negative covenants substantially similar to those applicable to the First Lien Notes. In particular, we are also required to maintain consolidated cash flow (minus capital expenditures) of at least $45 million for all quarterly reporting periods ending on or prior to June 30, 2010 and at least $50 million thereafter. During the first four test periods following the issuance of the notes, we are permitted to increase our consolidated cash flow, less capital expenditures, by an amount equal to any cash funds contributed as common equity, up to $5 million in the aggregate for all such test periods. Failure to perform or satisfy these covenants and breaches of other representations and warranties contained in the credit agreement and certain related collateral documents constitute events of default under the credit agreement and expose us to various rights and remedies of the holders of the Second Lien Loan, including the right to accelerate payment of the Second Lien Loan. Wells Fargo Bank, National Association, acts as collateral agent under various collateral documents securing the First Lien Notes and the Second Lien Loan and the relative rights pertaining to the collateral are set fourth in the intercreditor agreement.

Aircraft Operating Leases

        General.    All of our aircraft and related engines are subject to operating lease agreements and lease common terms agreements with the various lessors. These aircraft leases contain various covenants whereby World or North American are subject to requirements regarding the operation, maintenance, and insurance of the aircraft, as well as certain other requirements that may limit the business and affairs of the company. As of August 15, 2010, scheduled future minimum lease payments under operating leases having initial non-cancelable lease terms of more than one year were approximately $603 million in the aggregate.

        Certain covenants and events of default.    These leases or lease common terms agreements contain all or some of the following customary covenants, including covenants by which World or North American, as applicable, agrees, subject to certain exceptions, not to:

  •
  incur any liens on, or with respect to, the lease, any item of leased equipment or any interest in the lease;

  •
  engage in a merger, consolidation or sale or transfer of substantially all of its assets; or

  •
  fail to hold any permit or authorization required to conduct business.

These leases or lease common terms agreements contain all or some of the following customary events of default, which, subject to certain exceptions, may result in default and the lessor repossessing the leased equipment:

  •
  failure to pay rent or fees;

  •
  failure to maintain insurance;

  •
  violation of covenants or agreements;

  •
  representation, warranty or statement made by lessee is incorrect or misleading in any material respect;

  •
  failure to timely take possession of the leased equipment;

  •
  certain bankruptcy and insolvency events;

  •
  lessee's suspension of its airline business or failure to maintain permits required to conduct its business;

  •
  failure of lessee to maintain unencumbered control of the leased equipment;

  •
  certain obligations of the lessee for borrowed money become due before maturity or lessee defaults on payment of certain obligations;

  •
  material adverse change in lessee's financial condition;

  •
  failure to maintain required maintenance reserves;

  •
  sublessee acts which prevent performance by lessee of its lease obligations;

  •
  judgment against lessee in excess of certain thresholds which are not covered by insurance;

  •
  failure to return the aircraft upon expiration of lease term;

  •
  lessee or its affiliate disposes, conveys or transfers all or a material part of its assets, or there is a change of control of lessee, without lessor's consent;

  •
  notification by the European Organization for the Safety of Air Navigation, known as Eurocontrol, to lessor that there are unpaid Eurocontrol charges due from lessee; and

  •
  lessee defaults under any lease or other agreement between lessee and lessor or any agreement pursuant to which lessee has possession of an aircraft.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

        We issued $175.0 million aggregate principal amount of the original notes on August 13, 2009 to Jefferies & Company, Inc., the initial purchaser, pursuant to a purchase agreement. The initial purchaser subsequently sold the original notes to "qualified institutional buyers," as defined in Rule 144A under the Securities Act, in reliance on Rule 144A, and outside the United States under Regulation S of the Securities Act. As a result of repurchases by us, the outstanding aggregate principal amount of the original notes as of June 30, 2010 is $159,498,000.

        As a condition to the sale of the original notes, we entered into a registration rights agreement with the initial purchaser on August 13, 2009.

        Pursuant to the registration rights agreement, we agreed that we would:

        (1)   file one or more registration statements no later than June 30, 2010 enabling holders of the notes to exchange their unregistered notes and guarantees for publicly registered notes and guarantees with substantially identical terms;

        (2)   cause the registration statement to become effective no later than September 30, 2010;

        (3)   effect an exchange offer of the notes and guarantees for registered notes and guarantees within 30 business days of the registration statement being declared effective; and

        (4)   file a shelf registration statement for the resale of the notes and guarantees if we cannot effect the exchange offer within the time periods listed above.

        The registration rights agreement also provides that if the registration statement is not declared effective (or, if required, the shelf registration statement is not declared effective) on or before September 30, 2010, or the exchange offer is not completed on or before the date that is 30 business days after the effective date, the annual interest rate on the notes will increase by 0.25% per year for the first 90-day period after the registration default. The amount of additional interest will increase by an additional 0.25% per year for each subsequent 90-day period until all registration defaults are cured, up to a maximum additional interest rate of 1.00% per year. Since the registration statement was not declared effective on or before September 30, 2010, the annual interest rate on the original notes has increased to 14.25%.

        Upon the effectiveness of the exchange offer registration statement, we will offer the exchange notes in exchange for the original notes. A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

Resale of Exchange Notes

        Based upon an interpretation by the staff of the SEC contained in no-action letters issued to third parties, we believe that you may exchange original notes for exchange notes in the ordinary course of business. For further information on the SEC's position, see Exxon Capital Holdings Corporation, available May 13, 1988, Morgan Stanley & Co. Incorporated, available June 5, 1991 and Shearman & Sterling, available July 2, 1993, and other interpretive letters to similar effect. You will be allowed to resell exchange notes to the public without further registration under the Securities Act and without delivering to purchasers of the exchange notes a prospectus that satisfies the requirements of Section 10 of the Securities Act so long as you do not participate, do not intend to participate, and have no arrangement with any person to participate, in a distribution of the exchange notes. However, the foregoing does not apply to you if you are: a broker-dealer who purchased the exchange notes directly from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act; or you are an "affiliate" of ours within the meaning of Rule 405 under the Securities Act.

        In addition, if you are a broker-dealer, or you acquire exchange notes in the exchange offer for the purpose of distributing or participating in the distribution of the exchange notes, you cannot rely on the position of the staff of the SEC contained in the no-action letters mentioned above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

        Each broker-dealer that receives exchange notes for its own account in exchange for original notes, which the broker-dealer acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal for use in connection with any such resale will state that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for original notes which the broker-dealer acquired as a result of market-making or other trading activities.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions described in this prospectus, we will accept any and all original notes validly tendered and not withdrawn before the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding original notes surrendered pursuant to the exchange offer. You may tender original notes only in denominations of $1,000 and integral multiples thereof.

        The form and terms of the exchange notes are the same as the form and terms of the original notes except that:

  •
  we will register the exchange notes under the Securities Act and, therefore, the exchange notes will not bear legends restricting their transfer;

  •
  holders of the exchange notes will not be entitled to any of the rights of holders of original notes under the registration rights agreement, which rights will terminate upon the completion of the exchange offer; and

  •
  holders of the exchange notes will not be entitled to increases in the interest rate as provided by the original notes under circumstances related to the timing of the exchange offer.

        The exchange notes will evidence the same debt as the original notes and will be issued under the same indenture, so the exchange notes and the original notes will be treated as a single class of debt securities under the indenture.

        Interest on each exchange note will accrue from the later of (i) the last interest payment date on which interest was paid on the original note surrendered in exchange therefore, or (ii) if the original note surrendered for exchange on a date in a period which includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date.

        As of the date of this prospectus, $159,498,000 in aggregate principal amount of the original notes is outstanding and registered in the name of Cede & Co., as nominee for The Depository Trust Company. Only registered holders of the original notes, or their legal representative or attorney-in-fact, as reflected on the records of the trustee under the indenture, may participate in the exchange offer. We will not set a fixed record date for determining registered holders of the original notes entitled to participate in the exchange offer.

        You do not have any appraisal or dissenters' rights under the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the SEC.

        We will be deemed to have accepted validly tendered original notes when, as and if we had given oral or written notice of acceptance to the Exchange Agent. The Exchange Agent will act as your agent for the purposes of receiving the exchange notes from us.

        If you tender original notes in the exchange offer you will not be required to pay brokerage commissions or fees or transfer taxes with respect to the exchange of original notes pursuant to the exchange offer. We will pay all charges and expenses, other than the applicable taxes described below under "—Fees and expenses," in connection with the exchange offer.

        Participation in the exchange offer is voluntary. We urge you to consult your financial and tax advisors in making your decision on what action to take.

Expiration Date; Extensions; Amendments

        The term "expiration date" will mean 5:00 p.m., New York City time on December 14, 2010, unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" will mean the latest date and time to which we extend the exchange offer.

        To extend the exchange offer, we will notify the Exchange Agent and each registered holder of any extension in writing by a press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. The notice of extension will disclose the aggregate principal amount of the original notes that have been tendered as of the date of such notice.

        We reserve the right, in our reasonable discretion:

  •
  to delay accepting any original notes due to an extension of the exchange offer; or

  •
  if any conditions listed below under "—Conditions" are not satisfied, to terminate the exchange offer in each case by giving written notice of the delay, extension or termination to the Exchange Agent and by press release or public announcement.

        We will follow any delay in acceptance, extension or termination as promptly as practicable by written notice to the registered holders by a press release or other public announcement. If we amend the exchange offer in a manner we determine constitutes a material change, we will promptly disclose the amendment in a prospectus supplement that we will distribute to the registered holders. We will also extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure, if the exchange offer would otherwise expire during the five to ten business day period.

Conditions

        Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange the exchange notes for, any original notes, and may terminate the exchange offer as provided in this prospectus before the acceptance of the original notes, if, in our reasonable judgment, the exchange offer violates applicable law, rules or regulations or an applicable interpretation of the staff of the SEC.

        If we determine in our reasonable discretion that any of these conditions are not satisfied, we may

  •
  refuse to accept any original notes and return all tendered original notes to you;

  •
  extend the exchange offer and retain all original notes tendered before the exchange offer expires, subject, however, to your rights to withdraw the original notes; or

  •
  waive the unsatisfied conditions with respect to the exchange offer and accept all properly tendered original notes that have not been withdrawn.

        If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that we will distribute to the registered holders of the original notes, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to ten business day period.

Procedures for Tendering Original Notes

        If you are a DTC, Euroclear or Clearstream participant that has original notes which are credited to your DTC, Euroclear or Clearstream account by book-entry and which are held of record by DTC, Euroclear or Clearstream's nominee, as applicable, you may tender your original notes by book-entry transfer as if you were the record holder. Because of this, references herein to registered or record holders include DTC, Euroclear and Clearstream participants with original notes credited to their accounts. If you are not a DTC, Euroclear or Clearstream participant, you may tender your original notes by book-entry transfer by contacting your broker, dealer or other nominee or by opening an account with a DTC, Euroclear or Clearstream participant, as the case may be.

        To tender original notes in the exchange offer, you must:

  •
  comply with DTC's Automated Tender Offer Program ("ATOP") procedures described below; and

  •
  the Exchange Agent must receive a timely confirmation of a book-entry transfer of the original notes into its account at DTC through ATOP pursuant to the procedure for book-entry transfer described below, along with a properly transmitted agent's message, before the expiration date.

        Participants in DTC's ATOP program must electronically transmit their acceptance of the exchange by causing DTC to transfer the original notes to the Exchange Agent in accordance with DTC's ATOP procedures for transfer. DTC will then send an agent's message to the Exchange Agent. With respect to the exchange of the original notes, the term "agent's message" means a message transmitted by DTC, received by the Exchange Agent and forming part of the book-entry confirmation, which states that:

  •
  DTC has received an express acknowledgment from a participant in its ATOP that is tendering original notes that are the subject of the book-entry confirmation;

  •
  the participant has received and agrees to be bound by the terms and subject to the conditions set forth in this prospectus; and

  •
  the Company may enforce the agreement against such participant.

        Participants in Euroclear's or Clearstream's book-entry transfer facility system must electronically transmit their acceptance of the exchange to Euroclear or Clearstream. The receipt of such electronic acceptance instruction by Euroclear or Clearstream will be acknowledged in accordance with the standard practices of such book-entry transfer facility and will result in the blocking of such original notes in that book-entry transfer facility. By blocking such original notes in the relevant book-entry transfer facility, each holder of original notes will be deemed to consent to have the relevant book-entry transfer facility provide details concerning such holder's identity to the Exchange Agent. The receipt of an electronic instruction by Euroclear or Clearstream shall mean:

  •
  Euroclear or Clearstream, as applicable, has received an express acknowledgment from a participant in Euroclear or Clearstream, as the case may be, that such participant is tendering original notes that are the subject of the book-entry confirmation;

  •
  the participant has received and agrees to be bound by the terms and subject to the conditions set forth in this prospectus; and

  •
  the Company may enforce the agreement against such participant.

        Your tender, if not withdrawn before the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions described in this prospectus.

        DTC, Euroclear and Clearstream are collectively referred to herein as the "book-entry transfer facilities" and, individually as a "book-entry transfer facility."

        We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered original notes, which determination will be final and binding. We reserve the absolute right to reject any and all original notes not properly tendered or any original notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular original notes. Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. Unless waived, you must cure any defects or irregularities in connection with tenders of original notes within the time we determine. Although we intend to notify you of defects or irregularities with respect to tenders of original notes, neither we, the Exchange Agent nor any other person will incur any liability for failure to give you that notification. Unless waived, we will not deem tenders of original notes to have been made until you cure the defects or irregularities.

        While we have no present plan to acquire any original notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any original notes that are not tendered in the exchange offer, we reserve the right in our sole discretion to purchase or make offers for any original notes that remain outstanding after the expiration date. We also reserve the right to terminate the exchange offer, as described below under "—Conditions," and, to the extent permitted by applicable law, purchase original notes in the open market, in privately negotiated transactions or otherwise. The terms of any of those purchases or offers could differ from the terms of the exchange offer.

        If you wish to tender original notes in exchange for exchange notes in the exchange offer, we will require you to represent that:

  •
  the original notes are, at the time of acceptance, and will continue to be, until exchanged in this offer, held by you;

  •
  you acknowledge that all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings and every obligation of yours shall be binding upon your successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives and shall not be affected by, and shall survive, your death or incapacity (if an individual) or dissolution (if an entity);

  •
  you will, upon request, execute and deliver any documents deemed by the Company or the Exchange Agent to be necessary or desirable to complete the exchange of the original notes that are the subject of the electronic acceptance instruction;

  •
  you have full power and authority to tender, exchange, assign and transfer the original notes that are the subject of the electronic acceptance instruction and that when such notes are accepted for exchange by the Company, the notes will be transferred by you with full title guarantee free from all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right, together with all rights attached thereto;

  •
  you are not an affiliate of ours;

  •
  you will acquire any exchange notes in the ordinary course of your business;

  •
  you do not have an arrangement or understanding with any person to participate in the distribution of the exchange notes; and

  •
  at the time of completion of the exchange offer, you are not engaged in, and do not intend to engage in, a distribution of the exchange notes.

        You will be deemed to make such representations by tendering original notes in the exchange offer. In addition, in connection with the resale of exchange notes, any participating broker-dealer who acquired the original notes for its own account as a result of market-making or other trading activities acknowledges that it must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes, other than a resale of an unsold allotment from the original sale of the notes, with this prospectus.

Book-entry Transfer

        The Exchange Agent will make a request to establish an account with respect to the original notes at DTC, as book-entry transfer facilities, for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in the book entry transfer facility's system may make book-entry delivery of original notes by causing the depositary to transfer the original notes into the Exchange Agent's account at the facility in accordance with the facility's procedures for such transfer.

        In all cases, we will issue exchange notes for original notes that we have accepted for exchange under the exchange offer only after the Exchange Agent timely receives:

  •
  confirmation of book-entry transfer of your original notes into the Exchange Agent's account at DTC; and

  •
  a properly transmitted agent's message.

        If we do not accept any tendered original notes for any reason set forth in the terms of the exchange offer, we will credit the non-exchanged original notes to your account maintained at the applicable book-entry transfer facility.

Guaranteed Delivery Procedures

        If a holder wants to tender original notes in the exchange offer and (1) the certificates for the original notes are not immediately available or all required documents are unlikely to reach the exchange agent on or prior to the expiration date, or (2) a book-entry transfer cannot be completed on a timely basis, the original notes may be tendered if the holder complies with the following guaranteed delivery procedures:

  •
  the tender is made by or through an eligible institution;

  •
  the eligible institution delivers a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided, to the exchange agent on or prior to the expiration date:

  •
  setting forth the name and address of the holder of the original notes being tendered and the amount of the original notes being tendered;

  •
  stating that the tender is being made; and

  •
  guaranteeing that, within three (3) business days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered original notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal, or an agent's message, with any required signature guarantees and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

  •
  the exchange agent receives the certificates for the original notes, or a confirmation of book-entry transfer, and a properly completed and duly executed letter of transmittal, or an agent's message in lieu thereof, with any required signature guarantees and any other documents required by the letter of transmittal within three (3) business days after the notice of guaranteed delivery is executed for all such tendered original notes.

        You may deliver the notice of guaranteed delivery by hand, facsimile, mail or overnight delivery to the exchange agent and you must include a guarantee by an eligible institution in the form described above in such notice.

        Our acceptance of properly tendered original notes is a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer.

Withdrawal Rights

        You may withdraw your tender of original notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

        For a withdrawal to be effective, the holder must cause to be transmitted to the Exchange Agent an agent's message, which agent's message must be received by the Exchange Agent prior to 5:00 p.m., New York City time, on the expiration date. In addition, the Exchange Agent must receive a timely confirmation of book-entry transfer of the original notes out of the Exchange Agent's account at DTC, under the applicable procedure for book-entry transfers described herein, along with a properly transmitted agent's message, on or before the expiration date.

        We will determine in our sole discretion all questions as to the validity, form and eligibility of the notices, and our determination will be final and binding on all parties. We will not deem any properly withdrawn original notes to have been validly tendered for purposes of the exchange offer, and we will not issue exchange notes with respect to those original notes, unless you validly retender the withdrawn original notes. You may retender properly withdrawn original notes by following the procedures described above under "—Procedures for Tendering Original Notes" at any time before the expiration date.

Consequences of Exchange Offer

        All of your rights under the registration rights agreement will terminate upon consummation of the exchange offer except with respect to our continuing obligations:

  •
  to indemnify you and parties related to you against liabilities, including liabilities under the Securities Act;

  •
  to register the original notes and exchange notes with the SEC pursuant to a shelf registration statement under Rule 415 under certain limited circumstances; and

  •
  to provide, upon your request, the information required by Rule 144A(d)(4) under the Securities Act to permit resales of the notes pursuant to Rule 144A.

        Original notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, those original notes may be resold only:

  •
  to a person whom the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

  •
  in a transaction meeting the requirements of Rule 144 under the Securities Act;

  •
  outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

  •
  in accordance with another exemption from the registration requirements of the Securities Act and based upon an opinion of counsel if we so request;

  •
  to us; or

  •
  pursuant to an effective registration statement.

        In each case, the original notes may be resold only in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

Shelf Registration

        If:

        (1)   we are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy; or

        (2)   the exchange offer is not available to any holder of transfer restricted securities,

        we will file with the SEC a shelf registration statement to cover resales of the original notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

        For purposes of the preceding, "transfer restricted securities" means each original note until:

        (1)   the date on which such note has been exchanged by a person other than a broker-dealer for an exchange note in the exchange offer;

        (2)   following the exchange by a broker-dealer in the exchange offer of a original note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the exchange offer registration statement;

        (3)   the date on which such original note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement; or

        (4)   the date on which such original note is distributed to the public pursuant to Rule 144 under the Securities Act.

Exchange Agent

        We have appointed Wells Fargo Bank, National Association as Exchange Agent for the exchange offer. You should direct questions and requests for assistance and requests for additional copies of this prospectus to the Exchange Agent addressed as follows:

By Registered or Certified Mail:	By Regular Mail or Overnight Courier:
WELLS FARGO BANK,	WELLS FARGO BANK,
NATIONAL ASSOCIATION	NATIONAL ASSOCIATION
Corporate Trust Operations	Corporate Trust Operations
MAC N9303-121	MAC N9303-121
PO Box 1517	Sixth & Marquette Avenue
Minneapolis, MN 55480	Minneapolis, MN 55479

In Person by Hand Only:	By Facsimile:
WELLS FARGO BANK,	(For Eligible Institutions only):
NATIONAL ASSOCIATION	fax. (612) 667-6282
12th Floor—Northstar East Building	Attn. Bondholder Communications
Corporate Trust Operations
608 Second Avenue South
Minneapolis, MN 55479	For Information or Confirmation by
Telephone: (800) 344-5128, Option 0
Attn. Bondholder Communications

        Delivery to an address other than the one stated above or transmission via a facsimile number other than the one stated above will not constitute a valid delivery.

Fees and Expenses

        We will bear the expenses of soliciting tenders. We have not retained any dealer manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

        We will pay the cash expenses incurred in connection with the exchange offer. These expenses include registration fees, fees and expenses of the Exchange Agent and the trustee, accounting and legal fees and printing costs, among others.

        We will pay all transfer taxes, if any, applicable to the exchange of notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the original notes pursuant to the exchange offer, then you must pay the amount of the transfer tax.

DESCRIPTION OF THE EXCHANGE NOTES

General

        The exchange notes will be issued pursuant to an Indenture dated August 13, 2009, as supplemented by a First Supplemental Indenture dated as of September 28, 2009 (together, the "Indenture"), among the Issuers, the Guarantors and Wells Fargo Bank, National Association, as trustee (in such capacity the "Trustee") and collateral agent (in such capacity, the "Collateral Agent"). The terms of the exchange notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The exchange notes are subject to all such terms, and Holders are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the Indenture and the Collateral Agreements does not purport to be complete and is qualified in its entirety by reference to the Indenture and the Collateral Agreements, including the definitions therein of certain terms used below. We urge you to read the Indenture and the Collateral Agreements because they, and not this description, define your rights as Holders. The definitions of certain terms used in the following summary are set forth below under "—Certain Definitions." For purposes of this summary: (i) the term "Issuers" refers to Global Aviation Holdings, Inc., North American Airlines, Inc. and World Airways, Inc. and not to any of their respective Subsidiaries, (ii) the term "Global" refers only to Global Aviation Holdings, Inc., and not its Subsidiaries and (iii) the terms "we," "our" and "us" refer to Global and its consolidated Subsidiaries.

Brief Description of the Exchange Notes

        The exchange notes will be:

  •
  joint and several senior secured obligations of the Issuers;

  •
  senior in right of payment to all existing and future subordinated indebtedness of the Issuers;

  •
  pari passu in right of payment with all existing and future senior indebtedness of the Issuers;

  •
  secured by a first priority security interest in substantially all of the assets of the Issuers (other than Excluded Assets subject to Permitted Liens); and

  •
  structurally subordinated to all existing and future obligations of Subsidiaries of Global that are not Guarantors (other than an Issuer).

Guarantees

        The exchange notes will be guaranteed by each existing and future Wholly-Owned Restricted Subsidiary of Global other than any Subsidiary that is an Issuer, an Unrestricted Subsidiary, or a Foreign Subsidiary. The Issuers have not designated any Unrestricted Subsidiaries to date. The Guarantors will jointly and severally guarantee the Issuers' obligations under the Indenture, the exchange notes and the other Indenture Documents. The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law. Each Guarantee will be:

  •
  a senior secured obligation of the applicable Guarantor;

  •
  senior in right of payment with all existing and future subordinated Indebtedness of such Guarantor;

  •
  pari passu in right of payment with all existing and future senior indebtedness of such Guarantor; and

  •
  secured by a first priority security interest in substantially all of the assets of the applicable Guarantor (other than Excluded Assets), subject to Permitted Liens.

        Each Guarantor may consolidate with or merge into or sell its assets to an Issuer or another Guarantor without limitation. See "—Certain Covenants—Merger, Consolidation or Sale of Assets." A Guarantor will be automatically and unconditionally released and discharged from its Guarantee without any action required on the part of such Guarantor, the Issuers, the Trustee or any Holder:

  (1)
  if (a) all of the Equity Interests issued by such Guarantor or all or substantially all of the assets of such Guarantor are sold or otherwise disposed of (including by way of merger or consolidation) to a Person other than an Issuer or a Guarantor or (b) such Guarantor ceases to be a Restricted Subsidiary, in each case in a transaction that complies with the Indenture; or

  (2)
  if we exercise our legal defeasance option or our covenant defeasance option as described below under the caption "—Legal Defeasance and Covenant Defeasance."

        At our request and expense, the Trustee will execute and deliver any instrument evidencing such release. A Guarantor may also be released from its obligations under its Guarantee in connection with a permitted amendment. See "—Amendment, Supplement and Waiver."

        As of the date of this Prospectus, all of Global's Subsidiaries are Wholly-Owned Restricted Subsidiaries and, except for the Issuers and any Insurance Subsidiary, will guarantee the exchange notes. If the Issuers designate a Guarantor as an Unrestricted Subsidiary, which the Issuers may do under certain circumstances, the designated Guarantor will be released from all of its obligations under its Guarantee and the Collateral Agreements. To the extent that Subsidiaries of Global are not Guarantors or Issuers, claims of creditors of such Subsidiaries, including trade creditors, and preferred stockholders, if any, of such Subsidiaries generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Issuers and the Guarantors, including holders of the exchange notes. The exchange notes, therefore, will be effectively subordinated in right of payment to the claims of creditors, including trade creditors, and preferred stockholders, if any, of Subsidiaries of Global that are not Guarantors or Issuers.

Principal, Maturity and Interest

        The exchange notes will be limited in aggregate principal amount to $159.5 million. The exchange notes will mature on August 15, 2013. Interest on the exchange notes will accrue at the rate of 14% per annum and will be payable semi-annually in arrears on February 15 and August 15, commencing February 15, 2011, to Holders of record on the immediately preceding February 1 and August 1. Interest on the exchange notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest on the exchange notes will be payable at the office or agency of Global maintained for such purpose within the City and State of New York or, at the option of the Issuers, payment of interest may be made by check mailed to the Holders of the exchange notes at their respective addresses set forth in the register of Holders of exchange notes; provided that all payments of principal, premium, if any, and interest with respect to exchange notes the Holders of which have given wire transfer instructions to the Issuers will be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Issuers, Global's office or agency in the State of New York will be the office of the Trustee maintained for such purpose. The exchange notes are issued in denominations of $1,000 and integral multiples thereof.

Collateral

Collateral Agreements

        Pursuant to one or more Collateral Agreements made by the Issuers and the Guarantors in favor of the Collateral Agent for the benefit of the Holders, the exchange notes, the Guarantees and all other

Obligations under the other Indenture Documents are secured by a Lien on substantially all of the assets of the Issuers and the Guarantors, including a pledge of the Equity Interests of any Subsidiary owned directly by an Issuer or a Guarantor.

        Notwithstanding the foregoing, the Collateral will not include the following:

  (i)
  any property to the extent that a grant of a security interest is prohibited by applicable law, requires a consent not obtained of any governmental authority pursuant to such law or is prohibited by, or constitutes a breach or default under or results in the termination of or gives rise to a right on the part of the parties thereto, other than Global or any of its Subsidiaries to terminate (or materially modify), or requires any consent not obtained under, any contract, license, agreement, instrument or other document evidencing or giving rise to such property or to a Lien on such property permitted to be incurred pursuant to the Indenture or, in the case of any Investments, pledged Equity Interests or pledged debt, any applicable shareholder or similar agreement, except to the extent that such law or the term in such contract, license, agreement, instrument or other document or shareholder or similar agreement providing for such prohibition, breach, default or right of termination or modification or requiring such consent is ineffective under applicable law;

  (ii)
  any property owned by an Issuer or a Guarantor on the date hereof or hereafter acquired that is subject to Permitted Liens described in clause (iii) of the definition thereof for so long as such Permitted Liens are in effect if the contract or other agreement in which such Lien is granted (or the documentation providing for such Indebtedness) prohibits the creation of any other Lien on such property;

  (iii)
  any trucks, trailers, tractors, service vehicles, automobiles, rolling stock or other registered mobile equipment or equipment covered by certificates of title or ownership to the extent that a security interest cannot be perfected solely by filing a UCC-l financing statement (or similar instrument);

  (iv)
  deposit accounts exclusively used for payroll, payroll taxes and other employee wage and benefit payments and any deposit account, securities account or commodity account with an average annual balance of less than $1,000,000, or that is exclusively used to hold Excluded Cash, Trust Tax Accounts and Lessor Maintenance Reserve Accounts;

  (v)
  the Equity Interests of any joint venture in respect of which Global or any of its Subsidiaries holds Equity Interests if (and only so long as), in any case, the grant of any such security interest is prohibited by, or constitutes a breach or default under or results in the termination of or gives rise to a right on the part of the parties thereto other than Global or any of its Subsidiaries to terminate (or materially modify) or requires any consent not obtained under any contract, license, agreement, instrument or other document evidencing or giving rise to such property or any applicable shareholder, joint venture or similar agreement;

  (vi)
  other than any aircraft as to which an Aircraft Mortgage is required to be delivered by the Indenture, Collateral as to which filing of a security interest requires compliance with filing requirements of the FAA Act to the extent that a security interest cannot be perfected solely by filing a UCC-1 financing statement (or similar instrument);

  (vii)
  Excluded Cash;

  (viii)
  the Voting Stock of any Foreign Subsidiary in excess of 65% of the outstanding Voting Stock of such Foreign Subsidiary; and

  (ix)
  any Equity Interests or other securities of Global's Subsidiaries to the extent that the pledge of such securities results in Global being required to file separate financial statements of such Subsidiary with the SEC, but only to the extent necessary for Global not to be subject to such requirement and only for so long as such requirement is in existence; provided that neither Global nor any Subsidiary shall take any action in the form of a reorganization, merger or other restructuring a principal purpose of which is to provide for the release of the Lien on any securities pursuant to this clause;

provided, however, that Excluded Assets shall not include any proceeds, substitutions or replacements of any Excluded Assets referred to above and such proceeds shall not constitute "Excluded Assets" (unless such proceeds, substitutions or replacements would constitute Excluded Assets referred to above).

        The excluded assets set forth in clauses (i) through (ix) above are collectively referred to in this prospectus as the "Excluded Assets."

Intercreditor Agreement

        The Issuers, the Guarantors, and Wells Fargo Bank, National Association, as the collateral agent, on behalf of itself, the Trustee and the Holders, and as the collateral agent under the Second Lien Term Loan Credit Agreement dated September 29, 2009, providing for loans in the amount of $72.5 million (the "Second Lien Loan"), which refinanced second lien loans in the amount of $64.1 million and constitutes Permitted Second Lien Refinancing Indebtedness (the "Second Lien Collateral Agent"), on behalf of itself and the lenders under the Second Lien Loan Agreement, have entered into an Intercreditor Agreement (as the same may be amended, supplemented or modified from time to time, the "Intercreditor Agreement"), which, among other things, provides for the following:

        Priority of Liens.    The Lien on the Collateral securing the Notes and the other Obligations under the Indenture Documents (the "First Priority Claims"), pursuant to the Intercreditor Agreement, will be contractually senior to the Lien thereon securing the Second Lien Loan and other Second Priority Claims. As a result, the Second Priority Claims are effectively subordinated to the extent of the value of the Collateral that secures the First Priority Claims.

        Relative Priorities.    Notwithstanding the date, manner or order of grant, attachment or perfection of any Lien securing the Second Priority Claims or any Lien securing the First Priority Claims, and notwithstanding any provision of the Uniform Commercial Code or any other applicable law or the provisions of the Second Lien Loan Agreement or any other agreement, instrument or other document evidencing or governing any Second Priority Claims (collectively, the "Second Lien Documents" and, together with the Indenture Documents, the "Debt Documents") or any other circumstance whatsoever (including any non-perfection of any Lien purporting to secure the First Priority Claims and/or Second Priority Claims), the Second Lien Collateral Agent, on behalf of itself and the other holders of Second Priority Claims ("Second Lien Creditor"), and each other Second Lien Creditor (by its acceptance of the benefits of the Second Lien Loan Agreement) have agreed that: (a) any Lien on the Collateral securing any First Priority Claims now or hereafter held by or on behalf of the Collateral Agent or any holder of First Priority Claims (a "First Lien Creditor" and, together with the Second Lien Creditors, the "Creditors") or any agent or trustee therefor, regardless of how acquired, whether by grant, possession, statute, operation of law, subrogation or otherwise, shall be senior in all respects and prior to any Lien on the Collateral securing any of the Second Priority Claims and (b) any Lien on the Collateral now or hereafter held by or on behalf of the Second Lien Collateral Agent, any Second Lien Creditor or any agent or trustee therefor regardless of how acquired, whether by grant, possession, statute, operation of law, subrogation or otherwise, shall be junior and subordinate in all respects to all Liens on the Collateral securing any First Priority Claims. All Liens on the Collateral securing any First Priority Claims shall be and remain senior in all respects and prior to all Liens on the Collateral securing any Second Priority Claims for all purposes, whether or not such Liens securing any First Priority Claims are subordinated to any Lien securing any other obligation of Global, any Issuer or Guarantor (the "Grantors") or any other Person.

        Prohibition on Contesting Liens; Additional Collateral.    Each of the Second Lien Collateral Agent, for itself and on behalf of each Second Lien Creditor, and the Collateral Agent, for itself and on behalf of each First Lien Creditor, have agreed that it shall not (and hereby waives any right to) contest or support any other Person in contesting, in any proceeding (including (a) any voluntary or involuntary case or proceeding under Title 11 of the U.S. Code entitled "Bankruptcy," as now and hereafter in effect, or any successor statute (the "Bankruptcy Code") with respect to any Grantor, (b) any other voluntary or involuntary insolvency, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding with respect to any Grantor or with respect to a material portion of its respective assets, (c) any liquidation, dissolution, reorganization or winding up of any Grantor whether voluntary or involuntary and whether or not involving insolvency or bankruptcy or (d) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of any Grantor (an "Insolvency or Liquidation Proceeding"), (i) the validity or enforceability of any security agreement relating to the First Priority Claims (a "First Lien Security Document") or the Second Priority Claims (a "Second Lien Security Document" and together with the First Lien Security Documents, the "Security Documents") or any Obligation thereunder, (ii) the validity, perfection, priority or enforceability of the Liens, mortgages, assignments and security interests granted pursuant to the Security Documents with respect to the First Priority Claims and the Second Priority Claims or (iii) the relative rights and duties of the holders of the First Priority Claims and the Second Priority Claims granted and/or established in the Intercreditor Agreement or any Security Document with respect to such Liens, mortgages, assignments and security interests; provided that nothing in the Intercreditor Agreement shall be construed to prevent or impair the rights of the Collateral Agent, the Second Lien Collateral Agent or any Creditor to enforce the Intercreditor Agreement, including the priority of the Liens securing the First Priority Claims and the Second Priority Claims as provided in the Intercreditor Agreement. Under the Intercreditor Agreement, no Grantor shall grant or permit any additional Liens, or take any action to perfect any additional Liens, on any asset or property to secure any First Priority Claim or Second Priority Claim unless it has also granted a Lien on such asset or property to secure both the First Priority Claims and the Second Priority Claims and has taken all actions to perfect such Liens.

        Exercise of Rights and Remedies Relating to the Collateral; Standstill.    So long as the payment in full in cash of all First Priority Claims (the "Discharge of First Priority Claims") has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against Global or any other Grantor: (i) the Second Lien Collateral Agent and the other Second Lien Creditors will not exercise or seek to exercise any rights or remedies (including setoff) with respect to any Collateral (including, without limitation, the exercise of any right under any lockbox agreement, control account agreement, landlord waiver or bailee's letter or similar agreement or arrangement to which the Second Lien Collateral Agent or any Second Lien Creditor is a party) or institute or commence, or join with any Person in commencing, any action or proceeding with respect to such rights or remedies (including any action of foreclosure, enforcement, collection or execution and any Insolvency or Liquidation Proceeding), and will not contest, protest or object to any foreclosure proceeding or action brought by the Collateral Agent or any other First Lien Creditor or any other exercise by the Collateral Agent or any other First Lien Creditor of any rights and remedies relating to the Collateral under the Indenture Documents or otherwise, or object to the forbearance by the Collateral Agent or the other First Lien Creditors from bringing or pursuing any foreclosure proceeding or action or any other exercise of any rights or remedies relating to the Collateral; and (ii) the Collateral Agent shall have the exclusive right, and the First Lien Creditors holding a majority in principal amount of First Priority Claims then outstanding shall have the exclusive right to instruct the Collateral Agent, to enforce rights, exercise remedies (including set-off and the right to credit bid their debt) and make determinations regarding the release, disposition, or restrictions with respect to the Collateral without any consultation with, or the consent of, the Second Lien Collateral Agent or any other Second Lien Creditor, all as though the Second Priority Claims did not exist; provided, that (A) in any Insolvency or Liquidation Proceeding commenced by or against Global or any other Grantor, the Second Lien Collateral Agent may file a claim or statement of interest with respect to the Second Priority Claims, (B) the Second Lien Collateral Agent may take any action (not adverse to the prior Liens on the Collateral securing the First Priority Claims, or the rights of the Collateral Agent or the other First Lien Creditors to exercise remedies in respect thereof) in order to preserve or protect its Lien on the Collateral in accordance with the terms of the Intercreditor Agreement, the Second Lien Loan Agreement and applicable law, (C) the Second Lien Creditors shall be entitled to file any necessary responses or defensive pleading in opposition to any motion, claim, adversary proceeding or other pleading made by any Person objecting to or otherwise seeking the disallowance of the claims of the Second Lien Creditors, including any claim secured by the Collateral, if any, in each case in accordance with the terms of the Intercreditor Agreement, (D) the Second Lien Creditors may file any pleadings, objections, motions or agreements which assert rights or interests available to unsecured creditors of the Grantors arising under either any Insolvency or Liquidation Proceeding or applicable non-bankruptcy law, in each case not inconsistent with the terms of the Intercreditor Agreement and (E) the Second Lien Creditors may vote on any plan of reorganization, file any proof of claim, make other filings and make any arguments and motions that are, in each case, in accordance with, or not violative of, the terms of the Intercreditor Agreement with respect to the Second Priority Claims and the Collateral. In exercising rights and remedies with respect to the Collateral, the Collateral Agent and the other First Lien Creditors may enforce the provisions of the Indenture Documents and exercise remedies thereunder, all in such order and in such manner as they may determine in the exercise of their sole discretion in accordance with the indenture Documents and applicable law. Such exercise and enforcement shall include the rights of an agent appointed by them to sell or otherwise dispose of Collateral upon foreclosure, to incur expenses in connection with such sale or disposition, and to exercise all the rights and remedies of a secured creditor under the Uniform Commercial Code of any applicable jurisdiction and of a secured creditor under the Bankruptcy Code or any similar federal, state or foreign law for the relief of debtors (a "Bankruptcy Law").

        Notwithstanding the foregoing, at any time while an "event of default" exists under (and as defined in) the Second Lien Loan Agreement, then so long as 120 days have elapsed after notice thereof (which notice requests that enforcement action be taken with respect to the Collateral) has been received by the Collateral Agent and so long as the respective "event of default" shall not have been cured or waived (or any acceleration in respect thereof rescinded), the Second Lien Collateral Agent, for itself and on behalf of the Second Lien Creditors, and the other Second Lien Creditors may, but only if the Collateral Agent or the First Lien Creditors are not pursuing in good faith enforcement proceedings with respect to all or any portion of the Collateral in a commercially reasonable manner (with any determination of which Collateral to proceed against, and in what order, to be made by the Collateral Agent or such First Lien Creditors in their reasonable judgment), enforce the Liens on Collateral granted pursuant to the Second Lien Security Documents, provided that (x) any Collateral or any proceeds of Collateral received by the Second Lien Collateral Agent or such other Second Lien Creditor, as the case may be, in connection with the enforcement of such Lien shall be applied in accordance with "Application of Proceeds" below and (y) the Collateral Agent or any other First Lien Creditors may at any time take over such enforcement proceedings, provided that the Collateral Agent or such First Lien Creditors, as the case may be, pursue enforcement proceedings with respect to the Collateral in a commercially reasonably manner, with any determination of which Collateral to proceed against, and in what order, to be made by the Collateral Agent or such First Lien Creditors in their reasonable judgment, and provided further that the Second Lien Collateral Agent or Second Lien Creditors, as the case may be, shall only be able to recoup (from amounts realized by the Collateral Agent or any First Lien Creditors) in any enforcement proceeding with respect to the Collateral (whether initiated by the Collateral Agent or First Lien Creditors or taken over by them as contemplated above) any expenses incurred by them in accordance with the priorities set forth in the Intercreditor Agreement.

        Application of Proceeds.    So long as the Discharge of First Priority Claims has not occurred, any proceeds of any Collateral or other assets of any Grantor pursuant to the enforcement of any Security Document or the exercise of any remedial provision thereunder, together with all other proceeds received by any Creditor (including all funds received in respect of post-petition interest or fees and expenses) as a result of any such enforcement or the exercise of any such remedial provision or as a result of any distribution of, or in respect of, any Collateral or other assets of any Grantor (whether or not expressly characterized as such) upon or in any Insolvency or Liquidation Proceeding with respect to any Grantor, or the application of any Collateral or other assets of any Grantor (or proceeds thereof) to the payment thereof or any distribution of Collateral or other assets of any Grantor (or proceeds thereof) upon the liquidation or dissolution of any Grantor, shall be applied by the Collateral Agent to the First Priority Claims in such order as specified in the relevant Indenture Document. Upon the Discharge of the First Priority Claims, the Collateral Agent shall deliver to the Second Lien Collateral Agent any remaining proceeds of Collateral or other assets of any Grantor held by it in the same form as received, with any necessary endorsements or as a court of competent jurisdiction may otherwise direct, to be applied by the Second Lien Collateral Agent to the Second Priority Claims such order as specified in the Second Lien Loan Agreement.

        Turnover.    Until such time as the Discharge of First Priority Claims has occurred, any Collateral or other assets of any Grantor or proceeds thereof (or any distribution in respect of the Collateral or other assets of any Grantor received by the Second Lien Collateral Agent or any other Second Lien Creditors in connection with the exercise of any right or remedy (including set-off) relating to such Collateral or other assets of any Grantor or otherwise that is inconsistent with the Intercreditor Agreement shall be segregated and held in trust and forthwith paid over to the Collateral Agent for the benefit of the First Lien Creditors in the same form as received, with any necessary endorsements or as a court of competent jurisdiction may otherwise direct. The Collateral Agent is hereby authorized to make any such endorsements as agent for the Second Lien Collateral Agent or any such other Second Lien Creditors. This authorization is coupled with an interest and is irrevocable until such time as the Inter-creditor Agreement is terminated in accordance with its terms.

        Insolvency or Liquidation Proceedings.    The Intercreditor Agreement also provides that:

        Finance and Sale matters.    (a) If Global or any other Grantor shall be subject to any Insolvency or Liquidation Proceeding and the Collateral Agent (acting at the direction of the First Lien Creditors holding a majority in principal amount of First Priority Claims) shall desire to permit the use of Cash Collateral (as defined in Section 363(a) of the Bankruptcy Code) which the Collateral Agent or any other creditor of Global or any other Grantor has a Lien or to permit Global or any other Grantor to obtain financing (including on a priming basis), whether from the First Lien Creditors or any other third party under Section 362, 363 or 364 of the Bankruptcy Code or any other Bankruptcy Law (each, a "Post-Petition Financing"), then the Second Lien Collateral Agent, on behalf of itself and the Second Lien Creditors, and each other Second Lien Creditor (by its acceptance of the benefits of the Second Lien Loan Agreement), agrees that it will not oppose or raise any objection to or contest (or join with or support any third party opposing, objecting to or contesting), such use of Cash Collateral or Post-Petition Financing and will not request adequate protection or any other relief in connection therewith (except as expressly agreed in writing by the Collateral Agent or to the extent permitted as described in "Adequate Protection" below) so long as (i) such Cash Collateral use or Post-Petition Financing is on commercially reasonable terms, (ii) the Second Lien Collateral Agent and the other Second Lien Creditors retain the right to object to any ancillary agreements or arrangements regarding the Cash Collateral use or the Post-Petition Financing that are materially prejudicial to their interests, (iii) (a) the Post-Petition Financing does not compel such Grantor to seek confirmation of a specific plan of reorganization for which all or substantially all of the material terms are set forth in such Post-Petition Financing documentation or a related document other than the payment in full in cash of such Post-Petition Financing or (b) such Post-Petition Financing documentation or Cash Collateral order does not expressly require the liquidation of the Collateral as an exercise of remedies prior to a default under such Post-Petition Financing documentation or Cash Collateral order, (iv) the indebtedness under the Post-Petition Financing (other than such indebtedness constituting First Priority Claims) is not secured by any Lien on any asset or property of any Grantor on a basis that is senior or pari passu to the Liens securing the Second Priority Claims unless such Liens are senior to the Liens securing the First Priority Claims, and (v) the aggregate principal amount of the Post-Petition Financing, when added to the sum of (I) the aggregate amount of indebtedness for borrowed money constituting principal outstanding under the Indenture (except if part of the Post-Petition Financing and/or if representing interest and/or fees that have been capitalized) plus (II) the aggregate face amount of any letters of credit issued but not reimbursed under the Indenture Documents, does not exceed the sum of (1) aggregate principal amount of the First Priority Claims immediately prior to the commencement of the respective Insolvency or Liquidation Proceeding plus (2) $10,000,000. To the extent the Liens securing the First Priority Claims are subordinated to or pari passu with such Post-Petition Financing, the Liens of the Second Lien Creditors on the Collateral shall be deemed to be subordinated, without any further action on the part of any person or entity, to the Liens securing such Post-Petition Financing (and all Obligations relating thereto), and the Liens securing the Second Priority Claims shall have the same priority with respect to the Collateral relative to the Liens securing the First Priority Claims as if such Post-Petition Financing had not occurred.

        (b) The Second Lien Collateral Agent, on behalf of itself and the other Second Lien Creditors, and each other Second Lien Creditor (by its acceptance of the benefits of the Second Lien Loan Agreement), agrees that it will raise no objection to, oppose or contest (or join with or support any third party opposing, objecting to or contesting), a sale or other disposition of any Collateral free and clear of its Liens or other claims under Section 363 of the Bankruptcy Code if the First Lien Creditors have consented to such sale or disposition of such assets (subject to the Lien attaching to the proceeds of the Collateral in favor of the Second Lien Collateral Agent in the same order and manner as otherwise set forth herein).

        Relief from the Automatic Stay.    Until the Discharge of First Priority Claims has occurred, the Second Lien Collateral Agent, on behalf of itself and the other Second Lien Creditors, and each other Second Lien Creditor (by its acceptance of the benefits of the Second Lien Loan Agreement), agrees that none of them shall seek relief, pursuant to Section 362(d) of the Bankruptcy Code or otherwise, from the automatic stay of Section 362(a) of the Bankruptcy Code or from any other stay in any Insolvency or Liquidation Proceeding in respect of the Collateral, without the prior written consent of the Collateral Agent, unless their motion for adequate protection permitted as described in "Adequate Protection" below has been denied by the bankruptcy court having jurisdiction over the Insolvency or Liquidation Proceeding.

        Adequate Protection.    The Second Lien Collateral Agent, on behalf of itself and the other Second Lien Creditors, and each other Second Lien Creditor (by its acceptance of the benefits of the Second Lien Loan Agreement), agrees that none of them shall (i) oppose, object to or contest (or join with or support any third party opposing, objecting to or contesting) (a) any request by the Collateral Agent or the other First Lien Creditors for adequate protection in any Insolvency or Liquidation Proceeding (or any granting of such request) or (b) any objection by the Collateral Agent or the other First Lien Creditors to any motion, relief, action or proceeding based on the Collateral Agent or the other First Lien Creditors claiming a lack of adequate protection or (ii) seek or accept any form of adequate protection under any of Sections 362, 363 and/or 364 of the Bankruptcy Code with respect to the Collateral (other than, in each case with respect to preceding clauses (i) and (ii), as otherwise permitted as described in "Post-Petition Interest" below) except that, (A) if the Collateral Agent or the First Lien Creditors are granted adequate protection in the form of replacement Liens on the Grantors' assets, the Second Lien Creditors or the Second Lien Collateral Agent on their behalf may seek or request adequate protection in the form of a replacement Lien on the same assets of the Grantors as awarded to the First Lien Creditors, which Lien, however, will be subordinated to the Liens securing the First Priority Claims (including any replacement Liens granted in respect of the First Priority Claims) and any Post-Petition Financing (and all Obligations relating thereto) on the same basis as the other Liens securing the Second Priority Claims are so subordinated to the First Priority Claims under the Intercreditor Agreement and (B) if the Collateral Agent or the First Lien Creditors are granted non-monetary adequate protection in the form of reports, notices, inspection rights, increased or additional insurance policies and similar forms of non-monetary adequate protection, the Second Lien Creditors or the Second Lien Collateral Agent on their behalf shall be entitled to receive from the respective Grantor similar non-monetary adequate protection to the extent provided to the Collateral Agent or the First Lien Creditors.

        Reorganization Securities.    If, in any Insolvency or Liquidation Proceeding, debt obligations of the reorganized debtor secured by Liens upon any property of the reorganized debtor are distributed pursuant to a plan of reorganization or similar dispositive restructuring plan, both on account of First Priority Claims and on account of Second Priority Claims, then, to the extent the debt obligations distributed on account of the First Priority Claims and on account of the Second Priority Claims are secured by Liens upon the same property, the provisions of the Intercreditor Agreement will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.

        Post Petition Interest.    (a) Subject to the provisions of this section, neither the Second Lien Collateral Agent nor any other Second Lien Creditor shall oppose or seek to challenge any claim by the Collateral Agent or any other First Lien Creditor for allowance in any Insolvency or Liquidation Proceeding of First Priority Claims consisting of post-petition interest, fees or expenses other than on the basis that the value of the Collateral does not exceed the amount of the First Priority Claims. Subject to the foregoing, regardless of whether any such claim for post-petition interest, fees or expenses is allowed or allowable, and without limiting the generality of the other provisions of the Intercreditor Agreement, the Intercreditor Agreement expressly is intended to include and does include the "rule of explicitness" in that the Intercreditor Agreement expressly entitles the First Lien Creditors, and is intended to provide the First Lien Creditors with the right, to receive payment from the Collateral of all post-petition interest, fees or expenses through distributions made pursuant to the provisions of the Intercreditor Agreement even though such interest, fees and expenses are not allowed, or allowable against the bankruptcy estate of Global or any other Grantor under Section 502(b)(2) or Section 506(b) of the Bankruptcy Code or under any other provision of the Bankruptcy Code or any other Bankruptcy Law.

  (b)
  Neither the Collateral Agent nor any other First Lien Creditor shall oppose or seek to challenge any claim by the Second Lien Collateral Agent or any other Second Lien Creditor for allowance in any Insolvency or Liquidation Proceeding of Second Priority Claims consisting of post-petition interest, fees or expenses so long as the First Lien Creditors are receiving post-petition interest, fees or expenses in at least the same form being requested by the Second Lien Creditors; provided, however, to the extent that any such payments are made to the Second Lien Creditors in respect of the value of the Collateral and are later recharacterized as payments of principal by the applicable bankruptcy court, such payments shall, upon such recharacterization, be turned over to the First Lien Creditors and applied to the First Priority Claims in accordance with "Application of Proceeds" above.

  (c)
  The Second Lien Collateral Agent and the other Second Lien Creditors shall be entitled to receive and retain in any Insolvency or Liquidation Proceeding Second Priority Claims consisting of post-petition interest, fees or expenses as provided in the preceding paragraph. Regardless of whether any such claim for post-petition interest, fees or expenses is allowed or allowable, and without limiting the generality of the other provisions of the Intercreditor Agreement, the Intercreditor Agreement expressly is intended to include and does include the "rule of explicitness" in that the Intercreditor Agreement expressly entitles the Second Lien Creditors, and is intended to provide the Second Lien Creditors with the right, to receive payment, subject to the provisions of the preceding two paragraphs, from the Collateral of all post-petition interest, fees or expenses through distributions made pursuant to the provisions of the Intercreditor Agreement even though such interest, fees and expenses are not allowed or allowable against the bankruptcy estate of Global or any other Grantor under Section 502(b)(2) or Section 506(b) of the Bankruptcy Code or under any other provision of the Bankruptcy Code or any other Bankruptcy Law.

        Certain Waivers.    The Second Lien Collateral Agent, for itself and on behalf of the other Second Lien Creditors, waives any claim it may hereafter have against any First Lien Creditor arising out of the election by any First Lien Creditor of the application to the claims of any First Lien Creditor of Section 1111(b)(2)

of the Bankruptcy Code, and/or out of any Cash Collateral or Post-Petition Financing arrangement or out of any grant of a security interest in connection with the Collateral in any Insolvency or Liquidation Proceeding.

        The Collateral Agent, for itself and on behalf of the other First Lien Creditors, waives any claim it may hereafter have against any Second Lien Creditor arising out of the election by any Second Lien Creditor of the application to the claims of any Second Lien Creditor of Section 1111(b)(2) of the Bankruptcy Code.

        Limitations.    Except as otherwise provided in paragraph (a) of "Post-Petition Interest" above, so long as the Discharge of First Priority Claims has not occurred, without the express written consent of the Collateral Agent, none of the Second Lien Creditors shall (or shall join with or support any third party making, opposing, objecting or contesting, as the case may be), in any Insolvency or Liquidation Proceeding involving any Grantor, (i) oppose, object to or contest the determination of the extent of any Liens held by any of the First Lien Creditors or the value of any claims of First Lien Creditors under Section 506(a) of the Bankruptcy Code or (ii) oppose, object to or contest the payment to the First Lien Creditors of interest, fees or expenses under Section 506(b) of the Bankruptcy Code.

        Postponement of Subrogation.    Subject to the Discharge of First Priority Claims, with respect to the value of any payments or distributions in cash, property or other assets that the Second Lien Creditors or Second Lien Collateral Agent pay over to the Collateral Agent or any of the other First Lien Creditors under the terms of the Intercreditor Agreement, the Second Lien Creditors and the Second Lien Collateral Agent shall be subrogated to the rights of the Collateral Agent and such other First Lien Creditors; provided that, the Second Lien Collateral Agent, on behalf of itself and the Second Lien Creditors, hereby agrees nor to assert or enforce any such rights of subrogation it may acquire as a result of any payment hereunder until the Discharge of First Priority Claims has occurred. Each of Global and each other Grantor acknowledges and agrees that, the value of any payments or distributions in cash, property or other assets received by the Second Lien Collateral Agent or the other Second Lien Creditors and paid over to the Collateral Agent or the other First Lien Creditors pursuant to, and applied in accordance with, the Intercreditor Agreement, shall not relieve or reduce and shall not increase any of the Obligations owed by Global or any other Grantor under the Second Lien Loan Agreement.

Release of Liens

        The Issuers and the Guarantors will be entitled to releases of assets included in the Collateral from the Liens securing Obligations under the Indenture Documents under any one or more of the following circumstances:

  (1)
  to enable an Issuer or a Guarantor to consummate asset dispositions permitted or not prohibited under the covenant described below under "—Repurchase at the Option of Holders—Asset Sales";

  (2)
  if any Guarantor is released from its Guarantee in accordance with the terms of the Indenture (including by virtue of such Guarantor ceasing to be a Restricted Subsidiary), that Guarantor's assets will also be released from the Liens securing its Guarantee and the other Indenture Documents;

  (3)
  if required in accordance with the terms or the Intercreditor Agreement.

        The Liens on the Collateral that secures the exchange notes and the Guarantees also will be released:

  (1)
  if the Issuers exercise their legal defeasance option or covenant defeasance option as described below under "Legal Defeasance and Covenant Defeasance";

  (2)
  upon satisfaction and discharge of the Indenture or payment in full in cash or the principal or, and premium, if any, and accrued and unpaid interest, if any, on, the exchange notes and all other

    Obligations under the Indenture and the other Indenture Documents that are then due and payable; or

  (3)
  with the consent of Holders in compliance with the amendment and waiver provisions of the Indenture as described under "—Amendment, Supplement and waiver below.

Certain Bankruptcy and Other Collateral Limitations

        The ability of the Collateral Agent and the Holders to realize upon the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See "Risk Factors—Risks Relating to the exchange notes—In the event of bankruptcy, the ability of the holders of the Notes—to realize upon the collateral will be subject to certain bankruptcy law limitations." The ability of the Collateral Agent and the Holders to foreclose on the Collateral may be subject to lack of perfection, the requirement of third party consents, prior Liens and practical problems associated with the realization of the Collateral Agent's Lien on the Collateral.

        Additionally, the Collateral Agent may need to evaluate the impact of the potential liabilities before determining to foreclose on Collateral consisting of real property because a secured creditor that holds a Lien on real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at such real property. Consequently, the Collateral Agent may decline to foreclose on such Collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the Holders.

        In addition, because a portion of the Collateral may in the future consist of pledges of a portion of the Equity Interests of certain of our Foreign Subsidiaries, the validity of those pledges under applicable foreign law, and the ability of the Holders to realize upon that Collateral under applicable foreign law, may be limited by such law, which limitations may or may not affect such Liens.

        The Issuers will be permitted to form new Subsidiaries and to transfer all or a portion of the Collateral to one or more of their Subsidiaries that are Guarantors; provided, that each such new Subsidiary will be required to execute a Guarantee in respect of the Issuers' obligations under the exchange notes and the other Indenture Documents and a supplement to the applicable Collateral Agreement granting to the Collateral Agent a Lien on substantially all the assets of such Subsidiary on the same basis and subject to the same limitations as described in this section "Certain Bankruptcy and Other Collateral Limitations."

        So long as no Event of Default (as defined herein) shall have occurred and be continuing, and subject to certain terms and conditions in the Indenture and the Collateral Agreements (including, without limitation. the Intercreditor Agreement), the Issuers and the Guarantors will be entitled to receive all cash dividends, interest and other payments made upon or with respect to the equity interests of any of their respective Subsidiaries and to exercise any voting, consensual rights and other rights pertaining to such Collateral pledged by them. Upon the occurrence and during the continuance of an Event of Default, subject to the terms of the Intercreditor Agreement, upon prior written notice and demand from the Collateral Agent, (a) all rights of the Issuers or the applicable Guarantor, as the case may be, to exercise such voting, consensual rights, or other rights shall cease and all such rights shall become vested in the Collateral Agent, which, to the extent permitted by law, shall have the sole right to exercise such voting, consensual rights or other rights, (b) all rights of the Issuers or such Guarantor, as the case may be, to receive cash dividends, interest and other payments made upon or with respect to the Collateral shall cease, and such cash dividends, interest and other payments shall be paid to the Collateral Agent, for the benefit of the Holders and (c) the Collateral Agent may sell the Collateral or any part thereof in accordance with, and subject to the terms of, the Collateral Agreements (including the Intercreditor Agreement). Subject to the Intercreditor Agreement, all funds distributed under the Collateral Agreements and received by the Collateral Agent for the ratable benefit of the Holders shall be distributed by the Collateral Agent in accordance with the provisions of the Indenture and the Intercreditor Agreement.

        No appraisals of any of the Collateral have been prepared by or on behalf of the Issuers in connection with the issuance of the exchange notes. There can be no assurance that the proceeds from the sale of the Collateral remaining after the satisfaction of all obligations secured by Liens on any Collateral which have priority over the Liens securing the exchange notes would be sufficient to satisfy the obligations owed to the Holders of the exchange notes.

        Subject to the restrictions on incurring Indebtedness and granting Liens in respect thereof in the Indenture, the Issuers and their Subsidiaries will also have the right to, among other Indebtedness, incur Capital Lease Obligations and purchase money obligations and acquire assets with the proceeds of such Indebtedness, which assets could be subject to Liens that secure such Indebtedness. To the extent third parties hold Permitted Liens, such third parties may have rights and remedies with respect to the property subject to such Liens that, if exercised, could adversely affect the value of the Collateral or the Collateral Agent's remedies. By its nature, some or all of the Collateral will be illiquid and may have no readily ascertainable market value and any sale of such Collateral separately from the assets of the Issuers and the Guarantors as a whole may not be feasible. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time, if salable. See "Risk Factors—Risks Related to the Exchange Notes—The collateral may be insufficient to pay all of the notes."

Optional Redemption

        Except as described below, the exchange notes are not redeemable prior to August 15, 2012. The exchange notes will be redeemable, in whole or in part on anyone or more occasions, at the option of the Issuers, on or after August 15, 2012, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of the principal amount thereof) set forth below plus accrued and unpaid interest thereon, if any, to the applicable redemption date, subject to the rights of the Holders of exchange notes on the relevant record date to receive interest due on the relevant interest payment date, if redeemed on or after the date below:

Date	Percentage
August 15, 2012	110.500%
August 15, 2013	100.000%

        Notwithstanding the foregoing, at any time on or prior to August 15, 2012, the Issuers may on any one or more occasions redeem exchange notes with the net cash proceeds of one or more Equity Offerings, at a redemption price of 114% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date, subject to the rights of the Holders of exchange notes on the relevant record date to receive interest due on the relevant interest payment date, provided that at least $113.75 million aggregate principal amount of Notes (less the aggregate principal amount of exchange notes repurchased pursuant to an ATA Distribution Offer or a Semi-Annual Offer) remains outstanding immediately following such redemption (excluding exchange notes held by Global or any of its Subsidiaries); and provided further, that such redemption shall occur within 60 days of the date of the closing of any such Equity Offering.

        "Equity Offering" means any public or private sale of Qualified Equity Interests of Global or any direct or indirect parent entity of Global, provided that, in the event of an Equity Offering by any direct or indirect parent entity of Global, such parent entity contributes to the capital of Global the portion of the net cash proceeds of such Equity Offering necessary to pay the aggregate redemption price (plus accrued interest to the redemption date) of the exchange notes to be redeemed pursuant to this "Optional Redemption" section.

        At any time prior to August 15, 2012, the Issuers may also redeem all or a part of the exchange notes, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each Holder's registered address, at a redemption price equal to 100% of the principal amount of exchange notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to the date of redemption, subject to the rights of the Holders of exchange notes on the relevant record date to receive interest due on the relevant interest payment date.

        The Issuers are not prohibited by the terms of the Indenture from acquiring the exchange notes by means other than redemption, whether pursuant to a tender offer, in open market transactions, or otherwise, assuming such acquisition does not otherwise violate the terms of the Indenture.

Selection and Notice

        If less than all of the exchange notes are to be redeemed at any time, selection of exchange notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the exchange notes are listed, or, if the exchange notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no exchange notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of exchange notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the prior note. Exchange notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on exchange notes or portions of them called for redemption.

Mandatory Redemption

        Except as described below under "—Repurchase at the Option of Holders," the Issuers are not required to make mandatory redemption or sinking fund payments with respect to the exchange notes.

Repurchase at the Option of Holders

Change of Control

        Upon the occurrence of a Change of Control, each Holder of exchange notes will have the right to require the Issuers to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's exchange notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of purchase (the "Change of Control Payment"). Within 30 days following any Change of Control, the Issuers will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase exchange notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. The Issuers will comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the exchange notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

        On the Change of Control Payment Date, the Issuers will, to the extent lawful, (1) accept for payment all exchange notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all exchange notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the exchange notes so accepted together with an officers' certificate stating the aggregate principal amount of exchange notes or portions thereof being purchased by the Issuers. The paying Agent will promptly mail to each Holder of exchange notes so tendered the Change of Control Payment for such exchange notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the exchange notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Issuers will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

        If a Change of Control Offer is made, there can be no assurance that the Issuers will have available funds sufficient to make the Change of Control Payment for all the exchange notes that might be delivered by Holders seeking to accept the Change of Control Offer.

        Neither the Boards of Directors of the Issuers nor the Trustee, without the consent of the Holders affected thereby, may waive the Covenant relating to a Holder's right to require a repurchase of exchange notes upon a Change of Control that has already occurred. The Change of Control provisions of the exchange notes may in certain circumstances make more difficult or discourage a sale or takeover of Global and, thus, the removal of incumbent management. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenant described under "Certain Covenants—Incurrence of Indebtedness" and restrictions on our ability to pay dividends or make distributions are contained in the covenant described under "Certain Covenants—Restricted Payments." Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the exchange notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will nor contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

        The Issuers will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all exchange notes validly tendered and not withdrawn under such Change of Control Offer, (2) notice of redemption has been given pursuant to the Indenture as described above under the caption "—Optional Redemption" unless and until there is a default in payment of the applicable redemption price or (3) if, in connection with or in contemplation of any Change of Control, they or a third party has made an offer to purchase (an "Alternate Offer") any and all exchange notes validly tendered at a cash price equal to or higher than the Change of Control Payment and has purchased all exchange notes properly tendered and not withdrawn in accordance with the terms of such Alternate Offer. A Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer. Exchange notes repurchased pursuant to a Change of Control Offer will be retired and cancelled.

        "Change of Control" means the occurrence of any of the following:

  (i)
  any sale, lease, exchange or other transfer (other than a Lien permitted by the Indenture or by way of consolidation or merger), in one transaction or a series of related transactions, of all or substantially all of the assets of Global and its Subsidiaries, taken as a whole, to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture) other than in all such cases to one or more Permitted Holders;

  (ii)
  the approval by the holders of Equity Interests of Global of any plan or proposal for the liquidation or dissolution of Global (whether or not otherwise in compliance with the provisions of the Indenture);

  (iii)
  any Person or Group (other than the Permitted Holders and any entity controlled by the Permitted Holders) shall become the beneficial owner, directly or indirectly of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests of Global; or

  (iv)
  the replacement over a two-year period of a majority of the Board of Directors of Global and such replacement shall not have been approved by a vote of at least a majority of the Continuing Directors.

        The definition of "Change of Control" includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of all or substantially all of the assets of Global and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of exchange notes to require Global to repurchase such exchange notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Global and its Subsidiaries taken as a whole to another Person or group may be uncertain.

        "Board of Directors" means (i) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board, (ii) with respect to a partnership, the board of directors of the general partner of the partnership, (iii) with respect to a limited liability company, the managing member or members or any controlling committee or board of directors of the sole member or of the managing member thereof and (iv) with respect to any other person, the board of directors or committee of such Person serving a similar function.

        "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of Global who (i) was a member of such Board of Directors (ii) the date of the Indenture, (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (iii) was nominated for election to such Board of Directors by a Permitted Holder.

Asset Sales

        The Indenture provides that Global will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

  (i)
  other than in the case of a Casualty Event, Global (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

  (ii)
  other than in the case of a Casualty Event, at least 75% of the consideration therefor (which consideration will not include any contingent payment obligations related to such Asset Sale, including, without limitation, earnout payments, purchase price adjustments, deferred purchase price payments and bonuses and other forms of compensation to employees or consultants) received by Global or such Restricted Subsidiary is in the form of cash, Cash Equivalents or a combination thereof; provided that the amount of (x) any liabilities (as shown on Global's or such Restricted Subsidiary's most recent balance sheet) of Global or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the exchange notes or any Guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary assumption agreement that releases Global or such Restricted Subsidiary from further liability and (y) any securities, notes or other obligations received by Global or any such Restricted Subsidiary from such transferee that are within 30 days of the receipt thereof converted by Global or such Restricted Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.

        Within 365 days after the receipt of any Net Proceeds from an Asset Sale (other than an Asset Sale in respect of the ATA Assets, which will be subject to an ATA Distribution Offer), Global or any of its Restricted Subsidiaries may apply such Net Proceeds to make a Capital Expenditure or an acquisition of other tangible long-term assets, in each case, that are used or useful in the then existing business of Global and its Subsidiaries or to make an Asset Sale Offer.

        Pending the final application of any such Net Proceeds, Global may temporarily invest such Net Proceeds in Cash Equivalents. Any Net Proceeds from Asset Sales (other than an Asset Sale in respect of ATA Assets, which will be subject to an ATA Distribution Offer) that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $7.5 million (the "Asset Sale Offer Trigger Date"), the Issuers will be required to make an offer to all Holders of Notes, and may make an offer to all holders of Pari Passu Secured Debt (and, with respect to an Asset Sale of assets not constituting Collateral, all holders of Pari Passu Debt) containing provisions similar to those set forth in the Indenture with respect to Asset Sales, to purchase with all such Excess Proceeds (an "Asset Sale Offer") the maximum principal amount of Notes and such Pari Passu Secured Debt (and, with respect to an Asset Sale of assets not constituting Collateral, such Pari Passu Debt) that may be purchased out of such Excess Proceeds, at a purchase price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of purchase, not more than 10 business days following the Asset Sale Offer Trigger Date, in accordance with the procedures set forth in the Indenture. To the extent that any Excess Proceeds remain after consummation of an Asset Sale Offer, Global may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and Pari Passu Secured Debt (and, with respect to an Asset Sale of assets not constituting Collateral, Pari Passu Debt) tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and Pari Passu Secured Debt (and, with respect to an Asset Sale of assets not constituting Collateral, Pari Passu Debt) to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

        The Issuers will comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

Semi-Annual Offer

        On June 30 and December 31 of each year, the Issuers must make an offer to purchase (the "Semi-Annual Offer") $10.0 million aggregate principal amount (the "Semi-Annual Offer Amount") of exchange notes at a purchase price in cash equal to 100%, of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase, in accordance with the procedures set forth in the Indenture; provided that, pursuant to the First Supplemental Indenture, the Semi-Annual Offer Amount for the Semi-Annual Offer made on December 31, 2009 was reduced to $6.0 million minus the amount of ATA Assets received by Global and its Subsidiaries prior to December 31, 2009 that are applied to the purchase of exchange notes pursuant to an ATA Distribution Offer (as described below). On December 31, 2009, we offered to purchase an aggregate principal amount of $7.5 million of the original notes, consisting of $6.0 million pursuant to the Semi-Annual Offer plus an additional $1.5 million with ATA Excess Proceeds as described below under "—ATA Distribution Offer." All offers to repurchase on December 31, 2009 were accepted. On June 30, 2010, we offered to purchase an aggregate principal amount of $11.0 million of the original notes, consisting of $10.0 million pursuant to the Semi-Annual Offer plus an additional $1.0 million with ATA Excess Proceeds as described below under "—ATA Distribution Offer." Holders of $34,000 in principal amount of the original notes accepted this offer, and Global purchased these original notes on August 3, 2010.

        If the aggregate principal amount of Notes tendered pursuant to any Semi-Annual Offer exceeds the applicable Semi-Annual Offer Amount, the Trustee shall select the Notes to be purchased on a pro rata basis.

        The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such rules and regulations are applicable in connection with the repurchase of Notes pursuant to a Semi-Annual Offer. To the extent that the provisions of any securities laws or regulations conflict with the Semi-Annual Offer provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under the "Semi-Annual Offer" provisions of the Indenture by virtue thereof.

ATA Distribution Offer

        Any net cash proceeds that are received by Global or any of its Subsidiaries or any of the agents or lenders under the Existing Credit Agreement in connection with a distribution of ATA Assets will be deemed to constitute "ATA Excess Proceeds." When the aggregate amount of ATA Excess Proceeds exceeds $5.0 million (the "ATA Distribution Offer Trigger Date"), the Issuers will be required to make an offer to all Holders of Notes to purchase with all such ATA Excess Proceeds (an "An ATA Distribution Offer") the maximum principal amount of Notes that may be purchased out of such ATA Excess Proceeds, at a purchase price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of purchase, not more than 10 business days following the ATA Distribution Offer Trigger Date, in accordance with the procedures set forth in the Indenture. To the extent that any ATA Excess Proceeds remain after consummation of an ATA Distribution Offer, Global may use such ATA Excess Proceeds for any purpose not otherwise prohibited by the Indenture, including, without limitation, the prepayment of the Second Lien Loan as described under "Description of Certain Indebtedness—Second Lien Loan." If the aggregate principal amount of Notes tendered into such ATA Distribution Offer exceeds the amount of ATA Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of ATA Excess Proceeds shall be reset at zero. In February 2010, we purchased original notes in aggregate principal amount of $1.5 million with ATA Excess Proceeds.

        The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of exchange notes pursuant to an ATA Distribution Offer. To the extent that the provisions of any securities laws or regulations conflict with the "ATA Distribution Offer" provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the "ATA Distribution Offer" provisions of the Indenture by virtue thereof.

Certain Covenants

Restricted Payments

        Global will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

  (i)
  declare or pay any dividend or make any other payment or distribution on account of Global's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Global or any of its Restricted Subsidiaries) or to the direct or indirect holders of Global's or any Restricted Subsidiary's Equity

    Interest in their capacity as such (other than dividends or distributions payable (x) in Qualified Equity Interests of Global or (y) to Global or a Restricted Subsidiary of Global);

  (ii)
  purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Global) any Equity Interests of Global or any direct or indirect parent of Global (other than any such Equity Interests owned by Global or any Restricted Subsidiary of Global);

  (iii)
  make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Second Priority Claims or any Indebtedness that is subordinated in right of payment to the Notes except a payment of interest or payments made with Qualified Equity Interests; or

  (iv)
  make any Restricted Investment;

    (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments").

        The foregoing provisions will not prohibit:

  (i)
  the payment of any dividend or other distribution or redemption within 60 days after the date of declaration or call for redemption thereof, if at said date of declaration or call for redemption such payment would have complied with the provisions of the Indenture;

  (ii)
  the making of any Restricted Payment (1) in exchange for Equity Interests of Global (other than any Disqualified Interests) or (2) out of the net cash proceeds of the substantially concurrent (and in any event not later than 60 days) sale for cash (other than to a Subsidiary of Global) of Equity Interests of Global (other than any Disqualified Interests) or a contribution to the common equity of Global;

  (iii)
  the defeasance, redemption, repurchase or other acquisition or retirement for value of subordinated Indebtedness or Disqualified Interests of Global or a Guarantor with the net cash proceeds from a substantially concurrent (and in any event not later than 60 days) incurrence of Permitted Refinancing Indebtedness;

  (iv)
  the declaration, or payment of any dividend or other distribution by a Restricted Subsidiary of Global to the holders of its common Equity Interests on a pro rata basis;

  (v)
  the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Global held by any current or former officer, director, consultant or employee of Global or any of its Restricted Subsidiaries (or Heirs or other permitted transferees thereof); provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $1.0 million in any calendar year; provided further that Global may carry over and make in subsequent calendar years, in addition to the amounts permitted for such calendar year, the amount of such purchases, redemptions or other acquisitions or retirements for value permitted to have been made but not made in any preceding calendar year up to a maximum of $1.0 million in any calendar year; provided further that such amount in any calendar year may be increased by an amount not to exceed the cash proceeds of key man life insurance policies received by Global and its Restricted Subsidiaries after the Issue Date less any amounts previously applied to the payment of Restricted Payments pursuant to this clause (v) plus the cash proceeds from the sale of Qualified Equity Interests of Global to officers, directors, consultants or employees of Global or any of its Restricted Subsidiaries that occurs after the Issue Date to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments; provided further that cancellation of Indebtedness owing to Global or any of its Restricted Subsidiary from employees, officers, directors and consultants of Global or any of its Restricted Subsidiaries in connection with the repurchase of

    Equity Interests from such Persons will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provisions of the Indenture;

  (vi)
  the repurchase of Equity Interests deemed to occur upon the exercise of options, warrants or other convertible securities to the extent such Equity Interests represent a portion of the exercise price of those options, warrants or other convertible securities and cash payments in lieu of the issuance of fractional shares in connection with the exercise of options, warrants or other convertible securities;

  (vii)
  the payment of intercompany Indebtedness that is expressly subordinated to the Notes or any Guarantee, the incurrence of which is permitted under clause (vi) of the third paragraph of the covenant described under "Incurrence of Indebtedness," provided, however, that no Default has occurred and is continuing or would otherwise result therefrom;

  (viii)
  the defeasance, redemption, repurchase or other acquisition or retirement for value of Second Priority Claims (1) with the net cash proceeds from a substantially concurrent (and in any event not later than 60 days) incurrence of Permitted Second Lien Refinancing Indebtedness, (2) in exchange for exchange notes as provided in the Second Lien Loan Agreement or (3) under provisions similar to those described under the captions "Repurchase at the Option of Holders—Change of Control," "Repurchase at the Option of Holders—Asset Sales," "Repurchase at the Option of Holders—Semi-Annual Offer" or "Repurchase at the Option of Holders—ATA Distribution Offer"; provided that (x) any such offer in respect of Second Priority Claims may be structured as a mandatory repayment (as opposed to an offer to prepay) and (y) all Notes tendered by Holders in connection with a Change of Control Offer, Asset Sale Offer (other than with respect to an Asset Sale relating to ATA Assets) or Semi-Annual Offer, as applicable, have been repurchased;

  (ix)
  the declaration and payment of dividends and distributions to holders of Disqualified Interests of Global issued or incurred in accordance with "Incurrence of Indebtedness" required in accordance with the terms thereof;

  (x)
  the declaration and payment of dividends and distributions to holders of Equity Interests of Global constituting, or issued in connection with the incurrence of, Permitted Second Lien Refinancing Indebtedness required in accordance with the terms thereof;

  (xi)
  the reimbursement of out-of-pocket expenses to MatlinPatterson Global Advisers LLC and its Affiliates in an aggregate amount not to exceed $0.25 million in any fiscal year; provided, however, that no Default has occurred and is continuing or would otherwise result therefrom; and

  (xii)
  the repurchase, redemption or other acquisition or retirement for value of subordinated Indebtedness in accordance with the provisions similar to those described under the caption "Repurchase at the Option of Holders—Change of Control"; provided that all Notes tendered by Holders in connection with a Change of Control Offer have been repurchased.

        The amount of all Restricted Payments (other than cash) shall be the Fair Market Value on the date of the Restricted Payment of the assets or securities proposed to be transferred or issued by Global or such Subsidiary, as the case may be, pursuant to the Restricted Payment.

Incurrence of Indebtedness

        Global will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any indebtedness (including Acquired Debt); provided, however, that the Issuers may incur Indebtedness (including Acquired Debt) and any Restricted Subsidiary of Global that is a Guarantor or, upon such incurrence becomes a Guarantor, may incur Indebtedness if, in each case, the Fixed Charge Coverage Ratio for Global's most recently ended Four Quarter Period immediately preceding the date on which such additional Indebtedness is incurred would have been at least 5.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, as the case may be, at the beginning of such Four Quarter Period.

        The Issuers will not, directly or indirectly, incur any Indebtedness (nor will Global permit any Guarantor to guarantee such Indebtedness) that is contractually subordinated in right of payment to any other Indebtedness of an Issuer unless such Indebtedness is also contractually subordinated in right of payment to the Notes on substantially identical terms; provided, however, that no such Indebtedness of an Issuer or a Guarantor shall be deemed to be contractually subordinated in right of payment to any other Indebtedness of an Issuer or a Guarantor solely by virtue of being unsecured.

        The provisions of the first paragraph of this covenant will not apply to the following (collectively, "Permitted Debt"):

  (i)
  the incurrence by an Issuer or a Guarantor (and the guarantee thereof by a Guarantor or an Issuer) of (A) Indebtedness under the Second Lien Loan Agreement in an aggregate principal amount at any time outstanding not to exceed $64.1 million and (B) Permitted Second Lien Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, defease, discharge or replace Indebtedness incurred pursuant to the immediately preceding clause (A);

  (ii)
  Indebtedness outstanding on the Issue Date;

  (iii)
  the incurrence by the Issuers (and the Guarantee thereof by the Guarantors) of Indebtedness represented by the original notes and the exchange notes;

  (iv)
  the incurrence by Global or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, Attributable Debt or purchase money obligations, in each case incurred for the purpose of financing all or any of the purchase price or cost of construction, installation, design, or improvement of property, plant or equipment used in the business of Global or such Restricted Subsidiary (whether through the direct acquisition of such assets or the acquisition of Equity Interests of any Person owning such assets) in an aggregate principal amount not to exceed $2.0 million at any time outstanding;

  (v)
  the incurrence by Global or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, defease, discharge or replace Indebtedness incurred pursuant to the first paragraph of this description above or clause (ii) or (iii) above and this clause (v);

  (vi)
  the incurrence by Global or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Global and any of its Restricted Subsidiaries; provided, however, that (i) such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes, in the case of an Issuer, or, the Guarantee, in the case of a Guarantor, and (ii)(A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Global or a Restricted Subsidiary of Global and (B) any sale or other transfer of any such Indebtedness to a Person, or the sale or other transfer of a Lien in respect of such Indebtedness, that is not either Global or a Restricted Subsidiary of Global shall be deemed, in each case, to constitute an incurrence of Indebtedness that was not permitted by this clause (vi);

  (vii)
  the guarantee by an Issuer or any of the Guarantors of Indebtedness of an Issuer or a Guarantor that was permitted to be incurred under another provision of this description of Permitted Debt;

  (viii)
  Indebtedness of Global or any of its Restricted Subsidiaries in respect of bankers' acceptances, payment obligations in connection with self-insurance or similar requirements (including Indebtedness represented by letters of credit for the account of Global or such Restricted Subsidiary, as the case may be, opened to provide security for any of the foregoing), workers' compensation claims, health, disability or other employee benefits, performance, surety and similar bonds and completion guarantees, in each case incurred in the ordinary course of business;

  (ix)
  Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of incurrence; and cash management obligations and other Indebtedness in respect of netting services, overdraft protection and similar arrangements in each case in connection with deposit accounts incurred in the ordinary course of business in connection with cash management activities;

  (x)
  Indebtedness of Global or any of its Restricted Subsidiaries to the extent the net proceeds thereof are promptly used to redeem the Notes in full or deposited to defease or discharge the Notes, in each case, in accordance with the Indenture;

  (xi)
  Indebtedness (a) consisting of aircraft lessor financing of improvements or maintenance of aircraft or incurred in satisfaction of "return condition" obligations of Global or its Restricted Subsidiaries under aircraft leases, in an aggregate principal amount at any time outstanding not to exceed $2.0 million or (b) incurred in connection with the restructuring of aircraft leases if the present value (discounted at 10% per annum) of each such restructured aircraft lease and the principal and interest on the related Indebtedness so incurred is less than the present value (discounted at 10% per annum) of the related original aircraft lease, in an aggregate principal amount at any time outstanding not to exceed $10.0 million less the aggregate principal amount of Indebtedness outstanding pursuant to the preceding clause (a);

  (xii)
  Indebtedness in respect of letters of credit issued in the ordinary course of business in an aggregate amount at any time outstanding not to exceed $5.0 million;

  (xiii)
  Indebtedness arising by reason of any judgment, decree or order, but not giving rise to an Event of Default, so long as such Indebtedness is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment decree on order shall not have been finally terminated or the period within such proceedings may be initiated shall not have expired;

  (xiv)
  Indebtedness of Global and its Restricted Subsidiaries to credit card processors in connection with credit card processing services incurred in the ordinary course of business;

  (xv)
  Indebtedness under Hedging Obligations that are incurred in the ordinary course of business (and not for speculative purposes) in an aggregate amount at any time outstanding not to exceed $2.0 million; and

  (xvi)
  the incurrence by Global or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount at any time outstanding not to exceed $5.0 million.

        For purposes of determining compliance with this covenant, in the event that an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (xvi) above or is entitled to be incurred pursuant to the first paragraph of this description above, Global, in its sole discretion, will be permitted to divide and classify such item of Indebtedness (or any portion thereof) on the date of incurrence, and at any time and from time to time thereafter may at any time reclassify in any manner that complies with this covenant. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Interests in the form of additional shares of the same class of Disqualified Interests for purposes of the Limitations on Incurrence of Indebtedness covenant shall not be deemed an incurrence of Indebtedness; provided, in each such case, that the amount thereof is included in Fixed Charges of Global as accrued.

Liens

        Global will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind against or upon any property or asset now owned or hereafter acquired, or any income or profits therefrom, except Permitted Liens.

Sale and Leaseback Transactions

        Global will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        Global will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

  (i)
  (a) pay dividends or make any other distributions to Global or any of its Restricted Subsidiaries on its Equity Interests or (b) pay any Indebtedness owed to Global or any of its Restricted Subsidiaries;

  (ii)
  make loans or advances to Global or any of its Restricted Subsidiaries; or

  (iii)
  transfer any of its properties or assets to Global or any of its Restricted Subsidiaries.

        However, the foregoing restrictions will not apply to encumbrances or restrictions existing under or by reason of:

  (a)
  the Indenture Documents and the Second Lien Loan Agreement;

  (b)
  applicable law, rule or regulation or order;

  (c)
  any instrument governing Indebtedness or Equity Interests of a Person acquired by Global or any of its Restricted Subsidiaries or Liens on property or assets acquired by Global or any of its Restricted Subsidiaries, in each case as in effect at the time of such acquisition (except to the extent such Indebtedness, Equity Interest or Lien was incurred or issued in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the property or assets so acquired; provided that, in the case of Indebtedness or Liens, such Indebtedness or Liens were permitted by the terms of the Indenture to be incurred;

  (d)
  customary non-assignment provisions in leases, contracts, licenses and other agreements entered into in the ordinary course of business;

  (e)
  purchase money obligations and Capital Lease Obligations not incurred in violation of the Indenture that impose restrictions of the nature described in clause (iii) above on the property financed with such Indebtedness;

  (f)
  Permitted Refinancing Indebtedness and Permitted Second Lien Refinancing Indebtedness (which includes the Second Lien Loan; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness or Permitted Second Lien Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

  (g)
  provisions limiting the disposition or distribution of assets or property in joint venture agreements, partnership agreements, limited liability company operating agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, in each case entered into in the ordinary course of business or with the approval of Global's Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

  (h)
  restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

  (i)
  provisions in agreements or instruments that prohibit the payment of dividends or the making of other distributions with respect to any Equity Interests of a Person other than on a pro rata basis; and

  (j)
  restrictions in other Indebtedness incurred in compliance with the covenant described under the caption "—Incurrence of Indebtedness"; provided that such restrictions, taken as a whole, are, in the good faith judgment of Global's Board of Directors, not materially more restrictive with respect to such encumbrances and restrictions than those contained in the Indenture.

Issuances and Sales of Equity Interests of Subsidiaries

        Global will not, and will not permit any of its Restricted Subsidiaries to, issue, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Restricted Subsidiary of Global to any Person (other than an Issuer or a Guarantor), except:

  (1)
  if immediately after giving effect to such issuance, transfer, conveyance, sale, lease or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance, transfer, conveyance, sale, lease or other disposition would have been permitted to be made under the "Restricted Payments" covenant if made on the date of such issuance, transfer, conveyance, sale, lease or other disposition and the net cash proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant, described above under the caption "—Repurchase at the Option of Holders—Asset Sales";

  (2)
  the issuance or sale of directors' qualifying shares as required by applicable law; or

  (3)
  the issuance, transfer, conveyance, sale, lease or other disposition of any such Equity Interest by a Restricted Subsidiary that is not a Guarantor to another Restricted Subsidiary that is not a Guarantor.

Merger, Consolidation or Sale of Assets

        Global may not consolidate or merge with or into (whether or not Global is the surviving corporation), or sell, assign, transfer, lease, conveyor otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another Person or entity unless:

  (i)
  (a) Global is the surviving corporation or (b) the Person formed by or surviving any such consolidation or merger (if other than Global) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation existing under the laws of the United States any state thereof or the District of Columbia;

  (ii)
  the Person formed by or surviving any such consolidation or merger (if other than Global) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of such Issuer under the Indenture Documents pursuant to a supplemental indenture, amendment, supplement or other instrument in form and substance reasonably satisfactory to the Trustee, and in connection therewith shall cause such instruments to be filed and recorded in such jurisdictions and take such other actions as may be required by applicable law to perfect or continue the perfection of the Lien created under the Collateral Agreements on the Collateral owned by or transferred to the surviving entity;

  (iii)
  immediately after giving effect to such transaction no Default of Event of Default exists;

  (iv)
  except in the case of a consolidation or merger with or into or a sale, assignment, transfer, conveyance or other disposition of all or substantially all of the property and assets to a Wholly-Owned Restricted Subsidiary of Global, Global or the Person formed by or surviving any such consolidation or merger (if other than Global), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made, will at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable Four Quarter Period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "—Incurrence of Indebtedness"; and

  (v)
  Global delivers to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition complies with the provisions of the Indenture.

        No Guarantor or Issuer other than Global (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of "—Repurchase at the Option of Holders—Asset Sales") will, and Permit will not cause or permit any Guarantor or Issuer other than Global to, consolidate with or merge with or into any Person other than an Issuer or another Guarantor unless:

  (i)
  the entity formed by or surviving any such consolidation or merger (if other than a Guarantor or Issuer) shall have been made is a corporation or limited liability company organized and existing under the laws of the United States or any state thereof or the District of Columbia;

  (ii)
  such entity assumes by supplemental indenture, amendment, supplement or other instrument (in form and substance reasonably satisfactory to the Trustee), executed and delivered to the Trustee, all of the obligations of the Guarantor or Issuer under the Indenture Documents, and in connection therewith shall cause such instruments to be filed and recorded in such jurisdictions and take such other actions as may be required by applicable law to perfect or continue the perfection of the Lien created under the Collateral Agreements on the Collateral owned by or transferred to the surviving entity;

  (iii)
  immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

  (iv)
  immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, the Fixed Charge Coverage Ratio of Global would be equal to or greater than such ratio immediately prior to such transaction.

        This "Merger, Consolidation or Sale of Assets" covenant will not apply to a merger of an Issuer or a Guarantor with an Affiliate solely for the purpose, and with the effect, of reincorporating such Issuer or such Guarantor, as the case may be, in another jurisdiction of the United States.

Transactions with Affiliates

        Global will not, and will not permit any of its Restricted Subsidiaries to make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless

  (i)
  such Affiliate Transaction is on terms that are no less favorable, taken as a whole, to Global or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by Global or such Restricted Subsidiary with an unrelated Person; and

  (ii)
  Global delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $3.0 million, a resolution of the Board of Directors set forth in an officers' certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has either been approved by a majority of the disinterested members of Global's Board of Directors or has been approved in an opinion issued by an accounting, appraisal or investment banking firm of national standing as being fair to the Holders from a financial point of view and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

        Notwithstanding the foregoing, the following items shall not be deemed to be Affiliate Transactions:

  (i)
  any employment agreement or arrangements, incentive compensation plan, benefit arrangements or plan, severance or expense reimbursement arrangement entered into by Global or any of its Restricted Subsidiaries in the ordinary course of business of Global or such Restricted Subsidiary;

  (ii)
  transactions between or among Global and/or its Wholly-Owned Restricted Subsidiaries;

  (iii)
  payment of reasonable directors' fees to directors of Global or any of its Restricted Subsidiaries and other reasonable fees, compensation, benefits and indemnities paid or entered into with directors, officers and employees of Global or any of its Restricted Subsidiaries;

  (iv)
  any issuance of Equity Interests of Global and the granting or performance of registration rights with respect to securities of Global or any of its Restricted Subsidiaries;

  (v)
  any agreement in effect on the date of the Indenture or any amendment thereto or transaction contemplated thereby (and any replacement or amendment of any such agreement so long as any such amendment or replacement thereof is not materially less favorable, taken as a whole, to Global and its Restricted Subsidiaries than the original agreement in effect on the date of the Indenture);

  (vi)
  Investments and Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "—Restricted Payments";

  (vii)
  aircraft, crew, maintenance and insurance contracts, dry lease contracts and engine lease contracts with Arrow Air, Inc. in the ordinary course of business consistent with past practice and on terms that are no less favorable to Global than those that could have been obtained in a comparable transaction by Global with a Person that is not an Affiliate of Global; provided that any contract involving aggregate consideration with a Fair Market Value in excess of $10.0 million shall have been approved by a majority of the disinterested members of Global's Board of Directors; and

  (viii)
  employee relocation loans and advances made in compliance with clause (x) of the definition of Permitted Investments.

Business Activities

        Global will not, and Global will not permit any of its Restricted Subsidiaries to, engage in any business other than a business of Global or its Restricted Subsidiaries as conducted on August 13, 2009 and other business ancillary thereto.

Minimum Consolidated Cash Flow

        Global will not permit Consolidated Cash Flow minus Capital Expenditures for any Test Period ending on the last day of a fiscal quarter of Global to be less than $50 million.

Payments for Consent

        Neither Global nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any exchange notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture Documents unless such consideration is offered to be paid or is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

Subsidiary Guarantees

        If (a) Global or any of its wholly-owned Domestic Restricted Subsidiaries shall acquire or create another wholly-owned Domestic Restricted Subsidiary after the date of the Indenture, other than any Insurance Subsidiary or (b) any Restricted Subsidiary of Global Guarantees any Indebtedness of Global or any other Restricted Subsidiary of Global, then, in either case, Global shall cause such Restricted Subsidiary to become a Guarantor and

  (i)
  execute a supplemental indenture, in accordance with the terms of the Indenture, pursuant to which such Restricted Subsidiary shall unconditionally Guarantee, on a senior secured basis, all of the Issuers' Obligations under the Indenture Documents on the terms set forth in the Indenture;

  (ii)
  execute and deliver to the Collateral Agent such amendments or supplements to the Collateral Agreements necessary in order to grant to the Collateral Agent, for the benefit of the Holders, a perfected first-priority security interest in the Equity Interests of such Restricted Subsidiary, subject to Permitted Liens, which are owned by an Issuer or a Guarantor and are required to be pledged pursuant to the Collateral Agreements;

  (iii)
  take such actions as are necessary to grant to the Collateral Agent for the benefit of the Holders a perfected first-priority security interest in the assets, other than Excluded Assets, of such Restricted Subsidiary, subject to Permitted Liens, including the filing of Uniform Commercial Code financing statements in such jurisdictions as may be required by the Collateral Agreements or by law or as may be reasonably requested by the Collateral Agent;

  (iv)
  take such further action and execute and deliver such other documents specified in the Indenture Documents or otherwise reasonably requested by the Trustee or Collateral Agent to give effect to the foregoing; and

  (v)
  deliver to the Trustee an opinion of counsel that such supplemental indenture and any other documents required to be delivered have been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such

    Restricted Subsidiary and regarding the perfection of such Liens in the Collateral of such Restricted Subsidiary as provided for in the Indenture or Collateral Agreements.

Further Assurances

        Neither Global nor any of its Restricted Subsidiaries will take or knowingly omit to take any action that would materially impair the Liens in favor of the Collateral Agent, on behalf of itself, the Trustee and the Holders, with respect to any material portion of the Collateral. The Issuers shall and shall cause each Guarantor to, at their sole cost and expense, (i) execute and deliver all such agreements and instruments as the Collateral Agent shall reasonably request to more fully or accurately describe the property intended to be Collateral or the obligations intended to be secured by the Collateral Agreements and (ii) file any such notice filings or other agreements or instruments as may be reasonably necessary under applicable law to perfect (and maintain the perfection and priority) the Liens created by the Collateral Agreements, subject to Permitted Liens, at such times and at such places as the Collateral Agent may reasonably request, in each case subject to the terms of the Collateral Agreements.

Mortgages

        With respect to any fee interest in any real property that is acquired by an Issuer or Guarantor after the Issue Date (other than any such real property subject to a Lien expressly permitted under clause (iii) of the definition of Permitted Liens) that has (A) a purchase price or (B) a Fair Market Value, greater than $2.5 million (such real property referred to individually and collectively as the "Premises"), within 90 days of acquisition, Global shall:

  (a)
  deliver to the Collateral Agent, as mortgagee, for the benefit of the Holders, fully executed Mortgages duly executed by the applicable Issuer or Guarantor, together with evidence of the completion (or satisfactory arrangements for the completion), of all recordings and filings of each such Mortgage as may be necessary to create a valid, perfected Lien, subject to Permitted Liens, against the Premises purported to be covered thereby;

  (b)
  use its commercially reasonable efforts to deliver to the Collateral Agent, a mortgagee's title insurance policy in favor of the Collateral Agent in an amount equal to 100%) of the Fair Market Value of the Premises purported to be covered by the related Mortgage, insuring that the interests created by the Mortgage constitute valid Liens thereon free and clear of all Liens, defects and encumbrances other than Permitted Liens and a standard survey exception, and such policies shall also include, to the extent available, other customary endorsements and shall be accompanied by evidence of the payment in full of all premiums thereon;

  (c)
  to the extent that a standard survey exception is not contained in the mortgagee's title policy delivered as described in clause (b) above with respect to the covered Premises, use its commercially reasonable efforts to deliver to the Collateral Agent the most recent survey (to the extent such a survey exists) of such Premises, together with, if a survey exists, either (i) an updated survey certification in favor of the Trustee and the Collateral Agent from the applicable surveyor stating that, based on a visual inspection of the property and the knowledge of the surveyor, there has been no change in the facts depicted in the surveyor (ii) an affidavit from the applicable Issuer or Guarantor stating that there has been no change, other than, in each case, changes that do not materially adversely affect the use by such Issuer or Guarantor of such Premises for such Issuer's or Guarantor's business as so conducted, or intended to be conducted, at such Premises; and

  (d)
  deliver an opinion of counsel that such Mortgage has been duly authorized, executed and delivered by such Issuer or Guarantor, constitutes a legal, valid, binding and enforceable obligation of such Issuer or Guarantor and creates a valid perfected Lien in the Premises purported to be covered thereby.

        With respect to any aircraft (including the related engines and spare engines) acquired after the Issue Date by any Issuer or Guarantor that is not financed or to be financed by Aircraft Acquisition Debt (and any such Aircraft Mortgage shall provide for the release of such assets upon the incurrence of Aircraft Acquisition Debt in accordance with the covenant described under caption "Certain Covenants—Incurrence of Indebtedness"), promptly (i) (A) execute and deliver an Aircraft Mortgage in favor of the Collateral Agent, for the benefit of the Holders, covering such assets, (B) deliver to the Collateral Agent evidence of the filing for recordation with the FAA of such Aircraft Mortgage, together with any other necessary documents, instruments, affidavits or certificates as may be reasonably necessary to perfect and protect the Liens created thereby, including, without limitation, recordings and filings with the FAA and all filings and recording fees and taxes in respect thereof shall have been duly paid and (e) deliver to the Collateral Agent copies of the FAA form AC 8050-135 forms to be filed with the FAA, and (ii) deliver to the Trustee an opinion of counsel that such Aircraft Mortgage has been duly authorized, executed and delivered by such Issuer or Guarantor, constitutes a legal valid, binding and enforceable obligation of such Issuer or Guarantor and creates a valid perfected Lien in such aircraft (including the related engines and spare engines).

Reports

        Whether or not required by the rules and regulations of the Securities and Exchange Commission (the "Commission"), so long as any Notes are outstanding, Global is required to furnish to the Trustee on behalf of the Holders of Notes;

  (i)
  all quarterly and annual financial information in substantially the form that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Global were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of Global and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of Global and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Global) and, with respect to the annual information only, a report thereon by Global's certified independent accountants; and

  (ii)
  all information that would be required to be filed with the Commission on Form 8-K if Global were required to file such reports, under the following items of Form 8-K: Item 1.01 (Entry into a Material Definitive Agreement); Item 1.02 (Termination of a Material Definitive Agreement); Item 1.03 (Bankruptcy or Receivership); Item 2.01 (Completion of Acquisition or Disposition of Assets); Item 2.03 (Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant); Item 2.04 (Triggering Events that Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement); Item 2.05 (Costs Associated with Exit or Disposal Activities); Item 2.06 (Material Impairments); Item 3.03 (Material Modification to Rights of Security Holders); Item 4.01 (Changes in Certifying Registrant's Accountant); Item 4.02 (Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review); and Item 5.01 (Changes in Control of Registrant);

in each case within the time periods specified in the Commission's rules and regulations (together with any extensions granted by the Commission); provided that, prior to the time that Global is required to file reports with the Commission (A) Global shall deliver any annual information required pursuant to clause (i) above within 120 days after the end of the most recent fiscal year and (B) Global shall deliver any information required pursuant to clause (ii) above within the later of seven days and the time period specified in the Commission's rules and regulations (together with any extensions granted by the

Commission). If the Commission will accept the filings of Global, Global, at its option, need not furnish such reports to the Trustee to the extent it elects to file such reports with the Commission.

        In addition, so long as any Notes remain outstanding, Global is required to furnish to the Holders, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the notes are not freely transferable under the Securities Act.

        If requested by any Holder, Global is required to use reasonable efforts to participate in quarterly conference calls to discuss its results of operations with Holders. Within five business days prior to such conference calls, Global will use reasonable efforts to inform Holders of such calls. Access to such conference calls may be password-protected so long as Global takes reasonable steps to provide the Holders, prospective investors, securities analysts and market makers with access to such calls.

        Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including Global's and its Restricted Subsidiaries', as applicable, compliance with any covenants hereunder (as to which the Trustee is entitled to rely exclusively on officers' certificates).

Changes in Accounting Periods

        Global will cause (i) each of its fiscal years to end on December 31 of each calendar year and (ii) each of its fiscal quarters to end on March 31, June 30, September 30 and December 31 of each calendar year; provided, however, that Global shall have the right to change its fiscal year or fiscal quarter ends from those dates set forth above so long as any such change is not adverse to the Holders and, prior to any such change becoming effective, Global shall have made such modifications to the provisions described under the caption "—Minimum Consolidated Cash Flow" in connection therewith as may be necessary to preserve the intent of the provisions of such covenant.

Events of Default and Remedies

        The Indenture provides that each of the following constitutes an "Event of Default":

  (i)
  default for 30 days in the payment when due of interest on the Notes;

  (ii)
  default in payment of the principal of or premium, if any, on the Notes when the same becomes due at its Stated Maturity, upon optional redemption, upon a required offer to purchase (including a default in payment resulting from the failure to make a required offer to purchase), upon acceleration or otherwise;

  (iii)
  failure by any Issuer or Guarantor to comply with the provisions described under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets";

  (iv)
  failure by any Issuer or Guarantor to comply with the provisions described under the captions "Certain Covenants—Restricted Payments," "—Sale and Leaseback Transactions," "—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries," "—Issuances and Sales of Equity Interests of Subsidiaries," "—Transactions with Affiliates," "—Business Activities," "—Minimum Consolidated Cash Flow," "—Subsidiary Guarantees," "—Mortgages," "—Reports," "—Changes in Accounting Periods," "—Incurrence of Indebtedness," "—Payments for Consent," "—Liens" or "—Amendments to Second Lien Loan Agreement," which default continues for a period of 30 days after any Issuer or Guarantor receives written notice specifying the default (and demanding that such default be remedied and stating that such notice is a "Notice of Default") from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes;

  (v)
  a default by any Issuer or Guarantor in the observance or performance of any other covenant or agreement contained in the Indenture Documents which default continues for a period of 60 days after any Issuer or Guarantor receives written notice specifying the default (and demanding that such default be remedied and stating that such notice is a "Notice of Default") from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes;

  (vi)
  the failure to pay at final maturity (giving effect to any applicable grace periods and, any extensions thereof) the principal amount of any Indebtedness of Global or any Restricted Subsidiary of Global or the acceleration of the final Stated Maturity of any such Indebtedness, if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $10.0 million or more at any time and such failure shall not have been cured or waived within 20 days thereof;

  (vii)
  failure by Global or any of its Restricted Subsidiaries to pay final judgments (to the extent such judgments are not paid or covered by all insurance carrier or pursuant to which Global or any of its Restricted Subsidiaries is not indemnified by a third party who has agreed to honor such obligation) aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days after such judgments have become final and non-appealable;

  (viii)
  certain events of bankruptcy or insolvency with respect to an Issuer or any of Global's Significant Subsidiaries;

  (ix)
  except as permitted by the Indenture, any Guarantee shall be held in any judicial proceeding to be unenforceable or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligation under its Guarantee; or

  (x)
  with respect to any Collateral having a Fair Market Value in excess of $10.0 million, any Collateral Agreement shall cease to be in full force and effect other than in accordance with the terms such Collateral Agreement, or shall cease to give the Collateral Agent for the benefit of the Holders, the Liens, rights, powers and privileges purported to be created thereby, which default continues for a period of 30 days after any Issuer or Guarantor receives written notice specifying the default (and demanding that such default be remedied and stating that such notice is a "Notice of Default") from the Trustee or the Holders of at least 25% of the then outstanding principal amount of the Notes.

        If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes shall notify Global in writing, specifying the Event of Default, demanding that the Default be remedied and stating that such notice is a "Notice of Default," following which such Holders may declare all the Notes to be due and payable immediately. Upon such declaration of acceleration pursuant to a Notice of Default, the aggregate principal of and accrued and unpaid interest on the outstanding Notes shall become due and payable without further action or notice; provided, however, that in the event of a declaration of acceleration because an Event of Default described in clause (vi) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the failure to pay or acceleration triggering such Event of Default described in clause (vi) shall be remedied or cured or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to an Issuer, all outstanding Notes will become due and payable without further action or notice. Holders of the exchange notes may not enforce the Indenture or the exchange notes except as provided in the Indenture. Subject to certain limitations. Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the exchange notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest. Holders of the exchange notes may not enforce the Indenture or the exchange notes except as provided in the Indenture and under the Trust Indenture Act.

        The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive, rescind or cancel any declaration of an existing or past Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of the Notes (other than nonpayment of principal or interest that has become due solely because of acceleration).

        The Issuers are required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuers are required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No past, future or present director, officer, employee, partner, manager, agent, member (or Person forming any limited liability company), incorporator or stockholder of any Issuer, as such, shall have any liability for any obligations of any Issuer or Guarantor under any of the Indenture Documents or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of exchange notes by accepting a Note and Guarantee waives and releases all such liability. The waiver and release are part of the consideration for issuance of the exchange notes and Guarantee. Such waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

        The Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to the outstanding exchange notes ("Legal Defeasance") except for:

  (i)
  the rights of Holders of outstanding exchange notes to receive payments in respect of the principal of, premium, if any, and interest on such exchange notes when such payments are due from the trust referred to below;

  (ii)
  the Issuers' obligations with respect to the exchange notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen exchange notes and the maintenance of an office for agency for payment and money for security payments held in trust;

  (iii)
  the rights, powers, trusts, duties and immunities of the Trustee, and the Issuers' obligations in connection therewith; and

  (iv)
  the Legal Defeasance provisions of the Indenture.

        In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the exchange notes. In the event Covenant Defeasance occurs, certain events (not including nonpayment, bankruptcy, receivership, rehabilitation and insolvency events) described under "—Events of Default" will no longer constitute an Event of Default with respect to the exchange notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance,

  (i)
  the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the exchange notes, cash in U.S. dollars, noncallable government securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized independent investment bank, appraisal firm or public accounting firm, to pay the principal of, premium, if any, and interest on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Issuers must specify whether the Notes are being defeased to maturity or to a particular redemption date (except lost, stolen or destroyed Notes which have been replaced or paid);

  (ii)
  in the case of Legal Defeasance, the Issuers must deliver to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax all the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

  (iii)
  in the case of Covenant Defeasance, the Issuers must deliver to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding exchange notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  (iv)
  the Issuers must deliver to the Trustee an officers' certificate stating that the deposit was not made by the Issuers with the intent of preferring the Holders of exchange notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others; and

  (v)
  the Issuers must deliver to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to Legal Defeasance or the Covenant Defeasance have been complied with.

Transfer and Exchange

        A Holder may exchange or transfer Notes in accordance with the Indenture. The Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuers are not required to transfer or exchange any Note selected for redemption. Also, the Issuers are not required to transfer or exchange any Note for a period of 15 days before a mailing of a notice redemption.

        The registered Holder of a Note will be treated as the owner of it for all purposes.

Satisfaction and Discharge

        The Indenture Documents (and all Liens on Collateral granted in connection with the issuance of Notes) will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes, when

  (1)
  either:

  (a)
  all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation; or

    (b)
    all Notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable within one year, or are to be called for redemption within one year, under arrangements reasonable satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of redemption together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption as the case may be;

  (2)
  the Issuers have paid all other sums payable under the Indenture by the Issuers; and

  (3)
  the Issuers have delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, subject to the terms of the Intercreditor Agreement, the Indenture Documents may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the exchange notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, exchange notes), and any existing Default or Event of Default or compliance with any provision of the Indenture Documents may be waived with the consent of the Holders of a majority in principal amount of the then outstanding exchange notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the exchange notes).

        Without the consent of each Holder affected, an amendment, supplement, waiver or consent may not (with respect to any exchange notes held by a nonconsenting Holder):

  (i)
  reduce the principal amount of exchange notes whose Holders must consent to an amendment, supplement, waiver or consent;

  (ii)
  reduce the principal of or change the fixed maturity of any Note or change the time at which the exchange notes may be redeemed or the applicable redemption price (other than provisions relating to the covenants described above under the caption "—Repurchase at the Option of Holders");

  (iii)
  reduce the rate of or change the time for payment of interest on any Note;

  (iv)
  waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the exchange notes (except a rescission of acceleration of the exchange notes by the Holders of at least a majority in aggregate principal amount of the exchange notes and a waiver of the payment default that resulted from such acceleration);

  (v)
  make any Note payable in money other than that stated in the exchange notes;

  (vi)
  make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of exchange notes to receive payments of principal of or premium, if any, or interest on the exchange notes;

  (vii)
  after the Issuers' obligation to purchase exchange notes arises under the Indenture, amend, change or modify in any material respect the obligation of the Issuers to make and consummate a Change of Control Offer, Asset Sale Offer, Semi-Annual Offer or ATA Distribution Offer, or modify any of the provisions or definitions with respect thereto;

  (viii)
  modify or change any provision of the Indenture in any manner which subordinates the exchange notes in right of payment to any other Indebtedness of the Issuers or which subordinates any Guarantee in right of payment to any other Indebtedness of a Guarantor;

  (ix)
  release any Guarantor that is a Significant Subsidiary from any of its obligations under its Guarantee or the Indenture Documents otherwise than in accordance with the terms of the Indenture; or

  (x)
  make any change in the foregoing amendment and waiver provisions.

        Additionally, no such amendment may release all or substantially all of the Collateral securing the Issuers' and Guarantors' Obligations under the Indenture Documents other than in accordance with the terms of the Collateral Agreements without the consent of Holders holding at least 66 2/3% of the aggregate principal amount of the exchange notes then outstanding.

        The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment, supplement, waiver or consent. It is sufficient if the consent approves the substance of the proposed amendment, supplement, waiver or consent.

        Notwithstanding the foregoing, without the consent of any Holder of Notes, subject to the terms of the Intercreditor Agreement, the Issuers and the Trustee or Collateral Agent, as applicable, may amend or supplement the Indenture Documents or the Intercreditor Agreement (i) to cure any ambiguity, defect or inconsistency, (ii) to provide for uncertificated exchange notes in addition to or in place of certificated exchange notes, (iii) to provide for the assumption of an Issuer's obligations to the Holders of exchange notes in the case of a merger or consolidation or sale of all or substantially all of such Issuer's assets, (iv) to make any change that would provide any additional rights or benefits to the Holders of exchange notes or that does not adversely affect the legal rights under the Indenture Documents of any such Holder, (v) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act, (vi) to conform the text of the Indenture Documents to any provision of this Description of the Exchange Notes to the extent that such provision in this Description of the Exchange Notes was intended to be a verbatim recitation of a provision of the Indenture Documents, (vii) to allow any Guarantor to execute a supplemental indenture and/or a Guarantee with respect to the exchange notes, (viii) to comply with the rules of any applicable securities depository, (ix) to add new creditor parties to the Intercreditor Agreement in compliance with Section 8.8 or 9.3 thereof or (x) to modify or change any provisions of the Indenture to the extent required by the provisions of the covenant described under the caption "—Certain Covenants—Changes in Accounting Periods."

Concerning the Trustee and Collateral Agent

        The Indenture contains certain limitations on the rights of each of the Trustee and the Collateral Agent, should either become a creditor of an Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claims as security or otherwise. Each of the Trustee and the Collateral Agent will be permitted to engage in other transactions; however, if either of them acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

        The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to each of the Trustee and the Collateral Agent, subject to certain exceptions. The Indenture provides that if an Event of Default shall occur (which shall not be cured), each of the Trustee and the Collateral Agent will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person's own affairs. Subject to such provisions, each of the Trustee and the Collateral Agent will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any

Holder of exchange notes, unless such Holder shall have offered to the Trustee or the Collateral Agent, as the case may be, security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

        Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Debt" means, with respect to any specified Person, Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Restricted Subsidiary of such specified Person or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of such Person becoming a Restricted Subsidiary of Global or such acquisition, merger or consolidation.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 20% or more of the Voting Stock of a Person shall be deemed to be control.

        "Aircraft Acquisition Debt" means a Capital Lease Obligation, a sale and leaseback transaction or an Aircraft Lease Transaction in each case incurred by Global or any Restricted Subsidiary of Global in connection with an acquisition of any aircraft (including the related engines and spare engines), (i) which obligation (x) either constitutes all or part of the purchase price thereof, or is incurred prior to, at the time of or within one year after the acquisition thereof for the purpose of financing or refinancing part of the purchase price thereof and (y) is non-recourse other than to the assets financed, and (ii) which equipment was not owned by Global or any Restricted Subsidiary of Global immediately prior to such purchase.

        "Aircraft Lease Transaction" means any lease (other than a lease creating Capital Lease Obligations) by any Issuer or Guarantor of aircraft, related engines or spare engines, spare parts or other related equipment (including ground equipment) from any Person other than any Issuer or Guarantor for an initial term (inclusive of renewal terms solely at the option of such Issuer or Guarantor, as the case may be) of at least 12 months.

        "Aircraft Mortgage" means each of the mortgages and deeds of trust made by any Issuer or Guarantor with respect to an aircraft owned by it in favor of, or for the benefit of, the Collateral Agent for the benefit of the Holders.

        "Airport Authority" means any city or any public or private board or other body or organization chartered or otherwise established for the purpose of administering, operating or managing airports or related facilities, which in each case is an owner, administrator, operator or manager of one or more airports or related facilities.

        "Applicable Premium" means, with respect to any Note on any redemption date, the greater of:

  (1)
  1.0% of the principal amount of the Note; or

  (2)
  the excess of:

  (a)
  the present value at such redemption date of (i) the redemption price of the Note at August 15, 2012 (such redemption price being set forth in the table appearing above under the caption "—Optional Redemption") plus (ii) all required interest payments due on the Note through August 15, 2012 (excluding accrued but unpaid interest, if any, to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

    (b)
    the principal amount of the Note.

        "Asset Acquisition" means, with respect to any Person, (l) an Investment by such Person or any Restricted Subsidiary of such Person in any third Person pursuant to which such third Person shall become a Restricted Subsidiary of such Person or any Restricted Subsidiary of such Person, or shall be merged with or into such Person or any Restricted Subsidiary of such Person, or (2) the acquisition by such Person or any Restricted Subsidiary of such Person of the assets of any third Person (other than a Restricted Subsidiary of such Person) which constitute all or substantially all of the assets of such third Person or comprise any division or line of business of such third Person or any other properties or assets of such third Person other than in the ordinary course of business.

        "Asset Sale" means (i) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback), (ii) the issue or sale by Global or any of its Subsidiaries of Equity Interests of any of Global's Restricted Subsidiaries (other than director's qualifying shares or nominal amounts of shares required by applicable law to be held by a Person other than Global or a Wholly-Owned Restricted Subsidiary), or (iii) any Casualty Event; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Global and its Restricted Subsidiaries taken as a whole will be governed by the covenant described above under the caption "Certain Covenants—Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant. Notwithstanding the foregoing, the following items shall not be deemed to be Asset Sales:

  (i)
  a transfer, sale or other disposition of assets to an Issuer or a Guarantor or by a Restricted Subsidiary that is not a Guarantor or an Issuer to another Restricted Subsidiary that is not a Guarantor or an Issuer;

  (ii)
  an issuance, sale, transfer or other disposition of Equity Interests by a Restricted Subsidiary to Global or to another Restricted Subsidiary;

  (iii)
  a Restricted Payment that is permitted by the covenant described above under the caption "—Restricted Payments" or a Permitted Investment;

  (iv)
  any sale, lease, sublease or other disposition of assets that are no longer useful by Global or any of its Restricted Subsidiaries or are damaged, worn-out or obsolete;

  (v)
  the sale or other disposition of Cash Equivalents;

  (vi)
  any single transaction or series of related transactions that involves assets or Equity Interests having a Fair Market Value of less than $2.0 million;

  (vii)
  leases or subleases of facilities which are temporarily not in use or pending their disposition;

  (viii)
  the licensing of intellectual property that does not materially interfere with the business of Global and its Restricted Subsidiaries; and

  (ix)
  the good faith surrender or waiver of contract rights or the settlement, release or surrender of claims of any kind.

        "ATA Assets" means any distributions pursuant to, or on account of, the First Amended Chapter 11 Plan of ATA Airlines, Inc., the Liquidating Trust Agreement for the ATA Plan Trust or otherwise in respect of the estate of ATA Airlines, Inc., together with any property or assets received upon any Asset Sale involving the rights in respect thereof.

        "Attributable Debt" in respect of a sale and leaseback transaction occurring on or after the Issue Date means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the renaming term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended); provided, however, if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of Capital Lease Obligation.

        "Capital Expenditures" means for any period, expenditures (including Capital Lease Obligations, but excluding expenditures made with the proceeds of casualty insurance or reinvestment of proceeds of asset dispositions as expressly permitted under "—Repurchase at the Option of Holders—Asset Sales") in respect of the purchase or other acquisition of fixed or capital assets that have a useful life of more than one year and that are required to be capitalized in conformity with GAAP.

        "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

        "Cash Equivalents" means:

  (i)
  U.S. dollars;

  (ii)
  securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than 90 days from the date of acquisition;

  (iii)
  certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any commercial bank organized under the laws of the United States or any state thereof or the District of Columbia or a U.S. branch of a foreign bank having capital and surplus, at the time of acquisition thereof, in excess of $750 million and having, at the time of acquisition thereof, one of the two highest ratings obtainable from either Standard & Poor's Rating Services, Inc. or Moody's Investor Service, Inc. and a Thomson Bank Watch Rating of "B" or better;

  (iv)
  securities issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition thereof having one of the two highest ratings obtainable from either Standard & Poor's Rating Services, Inc. or Moody's Investor Service, Inc.; and

  (v)
  money market funds, at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (i) through (iv) of this definition.

        "Casualty Event" means any taking under power of eminent domain or similar proceeding and any insured loss (excluding business interruption) of any assets or rights of Global or any of its Restricted Subsidiaries.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Collateral" means collateral as such term is defined in the Security Agreement, all property mortgaged under the Mortgages and Aircraft Mortgages and any other property, whether now owned or hereafter acquired, upon which a Lien securing the Obligations is granted or purported to be granted under any Collateral Agreement; provided, however, that "Collateral" shall not include any Excluded Assets.

        "Collateral Agreements" means, collectively, the Intercreditor Agreement, the Security Agreement, each Mortgage and each other instrument creating Liens in favor of the Collateral Agent as required in the Indenture, in each case, as the same may be in force from time to time.

        "Consolidated Cash Flow" means, with respect to any Person, for any period, the sum (without duplication) of:

  (i)
  Consolidated Net Income for such period; and

  (ii)
  to the extent Consolidated Net Income for such period has been reduced thereby:

  (a)
  all income taxes of such Person and its Restricted Subsidiaries, paid or accrued in accordance with GAAP for such period;

  (b)
  Consolidated Interest Expense for such period;

  (c)
  Consolidated Non-Cash Charges for such period;

  (d)
  any fees, expenses or charges for such period related to the offering of the exchange notes, the issuance of the exchange notes, the borrowing of Loans under the Second Lien Loan Agreement or any refinancing of such Loans;

  (e)
  expenses or charges arising from the litigation relating to the guarantees by Global of the obligations of ATA Airlines, Inc. as lessee under aircraft leases in an aggregate amount not to exceed $3.0 million; and

  (f)
  expenses or charges relating to the parking of aircraft (1) paid or accrued in 2009 in an aggregate amount not to exceed $5.0 million or (II) paid or accrued in 2010 in an aggregate amount not to exceed $2.5 million;

all as determined on a consolidated basis for such Person and its Restricted Subsidiaries for such period in accordance with GAAP.

        "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of, without duplication, the aggregate interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations (paid or accrued), imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations (including fees and premiums), in each case to the extent that any such expense was deducted in computing such Consolidated Net Income on a consolidated basis for such Person and its Restricted Subsidiaries for such period and determined in accordance with GAAP.

        "Consolidated Net Income" means, with respect to any Person for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP, provided that there shall be excluded therefrom (without duplication):

  (1)
  gains or losses from Asset Sales (without regard to the $2.0 million limitation set forth in the definition thereof) or other dispositions, abandonments or reserves relating thereto or the extinguishment of any Indebtedness, together with any related provisions for taxes on such gains or losses;

  (2)
  extraordinary gains and extraordinary losses, together with any related provision for taxes on such extraordinary gains or extraordinary losses;

  (3)
  the net income or loss of any Person acquired prior to the date it becomes a Restricted Subsidiary of the referent Person or is merged or consolidated with the referent Person or any Restricted Subsidiary of the referent Person;

  (4)
  solely for the purpose of calculating Consolidated Net Income to determine the amount of Restricted Payments permitted under the covenant described under the caption "Certain Covenants—Restricted Payments" and for purposes of the covenant described under the caption "Certain Covenants—Minimum Consolidated Cash Flow," the net income (but not loss) of any Restricted Subsidiary of Global (excluding any Issuer or Guarantor) to the extent, but only to the extent, that the declaration and/or payment of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

  (5)
  all gains realized on of because of the purchase or other acquisition by Global or any of its Restricted Subsidiaries of any securities of such Person or any of its Restricted Subsidiaries;

  (6)
  any goodwill impairment charges or other non-cash long term asset impairment charges;

  (7)
  the net income of any Person, other than a Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Restricted Subsidiary of the referent Person by such Person;

  (8)
  any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

  (9)
  income or loss attributable to discontinued operations (including, without limitation, operations disposed or during such period whether or not such operations were classified as discontinued);

  (10)
  in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets;

  (11)
  any non-cash expenses or charges resulting from the gram of stock, stock options or other equity-based awards; and

  (12)
  any gains (or income) resulting from (or in respect of any distribution of) the ATA Assets.

        "Consolidated Non-Cash Charges" means, with respect to any Person and its Restricted Subsidiaries, for any period, depreciation, amortization (including impairment of goodwill and amortization of other intangibles hut excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of any Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income, minus non-cash items increasing such Consolidated Net Income for such period (other than accruals of revenue in the ordinary course of business and reversals in such period of an accrual of, or reserve for, a cash charge in another period) on a consolidated basis for such Person and its Restricted Subsidiaries and determined in accordance with GAAP.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Disqualified Interests" means any Equity Interests that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, at the option of the holder thereof), or upon the happening of any event (other than an event that would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the sole option of the holder thereof (except in each case, upon the occurrence of a Change of Control or to the extent such Equity Interest is only redeemable or exchangeable into Qualified Equity Interests), in whole or in part, on or prior to the date that is 91 days after the date on which the exchange notes mature, for cash or is convertible into or exchangeable for debt securities of Global or its Subsidiaries at any time prior to such date; provided, however, that any Equity Interests that would constitute Disqualified Interests solely because the holders thereof have the right to require Global to repurchase or redeem such Equity Interests upon the occurrence of a Change of Control shall not constitute Disqualified Interests if the terms of such Equity Interests provide that Global may not repurchase or redeem any such Equity Interests pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "—Certain Covenants—Restricted Payments."

        "Domestic Restricted Subsidiary" means any Restricted Subsidiary of Global other than a Foreign Subsidiary.

        "DOT" means the U.S. Department of Transportation and any successor thereto.

        "Equity Interests" means (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited), (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person (other than earn-outs or similar consideration payable in connection with an acquisition) and (v) all warrants; options or other rights to acquire any of the foregoing (but excluding any debt security that is convertible into, or exchangeable for, Equity Interests).

        "Existing Credit Agreement" means the Amended and Restated Term Loan Agreement among New ATA Acquisition Inc., the lenders parties thereto, Jefferies Finance LLC, as Documentation Agent, and JPMorgan Chase Bank, N.A., as Administrative Agent, dated as of August 14, 2007, as amended and restated as of June 3, 2008 and as amended, restated, modified or supplemented from time to time.

        "Excluded Cash" means cash and Cash Equivalents pledged or deposited in accordance with clause (iv), (v), (xiii), (xv), (xvii), (xviii), (xx), (xxi) or (xxii) of the definition of Permitted Liens.

        "FAA" means the Federal Aviation Administration of the United States and any successor thereto.

        "FAA Act" means the collective reference to the U.S. Transportation Code (currently codified at Subtitle VII of Title 49 of the U.S. Code) as amended, supplemented, or otherwise modified from time to time, and all FARs and other rules, regulations, directives and orders issued or promulgated from time to time thereunder.

        "Fair Market Value" means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either parry, determined in good faith by the management of Global; provided that the Fair Market Value of any asset other than cash or Cash Equivalents in excess of $3.0 million shall be determined by the Board of Directors of Global, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such Fair Market Value exceeds $10.0 million.

        "FARs" means the FAA Regulations as in effect from time to time under Title 14 of the U.S. Code of Federal Regulations, including, without limitation, the Special Federal Aviation Regulations (as applicable), as amended, supplemented or otherwise modified from time to time.

        "First Priority Claims" mean all Obligations under the Indenture Documents.

        "Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of total Consolidated Cash Flow of such Person and its Restricted Subsidiaries during the four full fiscal quarters for which internal financial statements are available (the "Four Quarter Period") ending prior to the date of the transaction giving rise to the need to calculate such ratio (the "Transaction Date") to Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, Consolidated Cash Flow and Fixed Charges shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

  (1)
  the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries, or the issuance or redemption of any preferred stock by such Person or any of its Restricted Subsidiaries (in each case, and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (or the issuance or redemption or other repayment of any other preferred stock) by such Person or any of its Restricted Subsidiaries (in each case, and the application of the proceeds thereof), occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

  (2)
  any Asset Sales or other dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Debt and also including any Consolidated Cash Flow attributable to the assets which are the subject of the Asset Acquisition or Asset Sale or other disposition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Indebtedness) occurred on the first day of the Four Quarter Period.

        In calculating Fixed Charges attributable to interest on any Indebtedness computed on a pro forma basis, (a) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; (b) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and (c) notwithstanding clause (a) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to interest rate, swaps, caps or collars, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreement.

        "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of

  (i)
  Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, but excluding amortization of debt issuance costs and write-off of deferred financing costs of such Person and its Restricted Subsidiaries during such period and any premium or penalty paid in connection with redeeming or retiring Indebtedness of such Person and its Restricted Subsidiaries prior to Stated Maturity thereof;

  (ii)
  the product of (a) all cash dividend payments on any series of preferred equity of such Person or any of its Restricted Subsidiaries paid during such period to any Person other than such Person or any of its Restricted Subsidiaries times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory income tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP; and

  (iii)
  to the extent not included in clause (ii) above, the amount of all dividends or distributions made during such period pursuant to clause (ix) or (x) of the second paragraph of "—Certain Covenants—Restricted Payments."

        "Foreign Subsidiary" means any Restricted Subsidiary of Global that is a "controlled foreign corporation," within the meaning of section 957 of the Code.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession of the United States, as in effect on the Issue Date.

        "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

        "Guarantor" means any Restricted Subsidiary of Global that Guarantees the exchange notes in accordance with the provisions of the Indenture, and its respective successors and assigns.

        "Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements designed for the purpose of fixing, hedging or swapping interest rate risk; (ii) commodity swap agreements, commodity option agreements forward contracts and other agreements or arrangements designed for the purpose of fixing, hedging or swapping commodity price risk; and (iii) foreign exchange contracts, currency swap agreements and other agreements or arrangements designed for the purpose of fixing, hedging or swapping foreign currency exchange rate risk.

        "Heirs" of any individual mean such individual's estate, spouse, lineal relatives (including adoptive descendants), administrator, committee or other personal representative or other estate planning vehicle and any custodian or trustee for the benefit of any spouse or lineal relatives (including adoptive descendants) of such individual.

        "Holder" means a Person in whose name a Note is registered.

        "Indebtedness" means, with respect to any Person (without duplication):

  (i)
  the principal of and premium (if any) in respect obligations of such Person, whether or not contingent, for borrowed money or evidenced by bonds, notes, debentures or similar instruments;

  (ii)
  the principal component of all obligations of such Person for the reimbursement of any obligor on any lender of credit, banker's acceptance or similar credit transaction, whether or not then due (except to the extent such reimbursement obligation relates to trade payables and such obligation is satisfied within 30 days of incurrence);

  (iii)
  all Capital Lease Obligations of such Person;

  (iv)
  the principal component of all obligations of such Person issued or assumed as the balance deferred and unpaid of the purchase price of any property or services (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);

  (v)
  net obligations of such Person under Hedging Obligations (the amount of such obligations to be equal at any time to the termination value of such arrangement giving rise to such obligation that would be payable by such Person at such time);

  (vi)
  Attributable Debt of such Person;

  (vii)
  all Disqualified Interests issued by such Person with the amount of Indebtedness represented by such Disqualified Interests being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any;

  (viii)
  guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (i) through (vii) above; and

  (ix)
  all Obligations of any other Person of the type referred to in clauses (i) through (vii) which are secured by any Lien on any property or asset of such Person, the amount of any such Obligation being deemed to be the lesser of the Fair Market Value of the property or asset securing such Obligation or the amount of such Obligation.

        The amount of any Indebtedness outstanding as of any date shall be the accreted value thereof in the case of any Indebtedness issued with original issue discount. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Interests that do not have a fixed repurchase price shall be calculated accordance with the terms of such Disqualified Interests as if such Disqualified Interests were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture. Notwithstanding the foregoing, in connection with the Asset Acquisition or other purchase by Global or any of its Restricted Subsidiaries of any business or assets not in the ordinary course of business, the term Indebtedness will exclude post closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter.

        "Indenture Documents" means, collectively, the Indenture, the Notes, the Guarantees, the Collateral Agreements and each other agreement, document or instrument to which the Trustee is or may become a party in its capacity as Trustee, Collateral Agent, paying agent or registrar.

        "Insurance Subsidiary" means any Restricted Subsidiary of Global whose activities are limited to those of a captive insurance company for Global and its Restricted Subsidiaries.

        "Intercreditor Agreement" has the meaning set forth in "Collateral—Intercreditor Agreement."

        "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding extensions of credit to customers or advances, deposits or payments to or with suppliers, lessors or utilities or for worker's compensation, in each case, in the ordinary course of business that are required to be recorded in accordance with GAAP as accounts receivable, prepaid expenses or deposits on the balance sheet of such Person and also excluding commissions, travel and similar advances to officers and employees made consistent with past practices) and purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities. If Global or any of its Restricted Subsidiaries sells or otherwise disposes of any Equity Interests of any Restricted Subsidiary of Global such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Global, Global shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Restricted Payments." Except as otherwise provided for herein, the amount of an Investment shall be its Fair Market Value at the time the Investment is made and without giving effect to subsequent changes in value.

        "Issue Date" means the date of issuance of the exchange notes.

        "JPMorgan Arrangements" means the agreement existing as of the Issue Date by Global Aviation Ventures SPV LLC (the "SPV") to pay to JPMorgan Chase Bank, N.A. 50% of any net cash proceeds that are received by the SPV in excess of a value of $125,000,000 in respect of the loans purchased by the SPV from JPMorgan Chase Bank, N.A. pursuant to the Liquidating Trust Agreement for the ATA Plan Trust solely in respect of ATA Airlines, Inc.'s claim against Federal Express Corporation.

        "Lessor Maintenance Reserve Accounts" means accounts paid in by a lessee and held by a lessor for reimbursement of certain aircraft maintenance obligations.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest).

        "Mortgages" means the mortgages, deeds of trust, deeds to secure debt or assignments of the foregoing or other similar documents delivered by any Issuer or Guarantor pursuant to the terms of the Indenture that create, in favor of the Collateral Agent, Liens on any fee interest in real property owned by any Issuer or Guarantor, as the case may be.

        "Net Proceeds" means the aggregate cash proceeds received by Global or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale or disposition of such non-cash consideration, including, without limitation, (i) actual, reasonable and necessary legal, title, recording, accounting and investment banking fees, sales commissions, and any severance and relocation expenses incurred as a result thereof, (ii) all taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (iii) amount required to be applied to the repayment of Indebtedness secured by a prior Lien on the asset or assets that were the subject of such Asset Sale, (iv) appropriate amounts to be provided by Global or any of its Restricted Subsidiaries as a reserve, (1) against any liabilities associated with such Asset Sale and retained by Global or any of its Restricted Subsidiaries after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, or (2) for adjustment in respect of the sale price of the property or assets that are the subject of such Asset Sale; and (v) amounts required to be paid to any Person (other than Global or any of its Restricted Subsidiaries) owning a beneficial interest in the assets that are the subject of the Asset Sale.

        "Notes" means the exchange notes and the original notes, collectively.

        "Obligations" means all loans, advances, debts, principal, interest (including any interest that accrues after the commencement of a bankruptcy, insolvency, receivership or other similar proceeding (an "Insolvency Proceeding") at the applicable interest rate, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), premiums, liabilities, obligations (including indemnification obligations), fees, trustee fees, expenses and indemnities provided for in any documentation governing Indebtedness (including any fees, expenses or indemnities that accrue after the commencement of an Insolvency Proceeding, regardless of whether allowed or allowable in whole or in part as a claim in any such Insolvency Proceeding), irrespective of whether for the payment of money, whether direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, and including all interest not paid when due and all other expenses or other amounts required to be paid or reimbursed under any documentation governing Indebtedness or by law or otherwise, and all guarantees of the foregoing amounts.

        "Pari Passu Debt" means Indebtedness that is pari passu in right of payment with the exchange notes.

        "Pari Passu Secured Debt" means Indebtedness that is pari passu in right of payment with the Notes and secured by a Lien permitted pursuant to clause (viii) of the definition of Permitted Liens.

        "Permitted Business" means the business of Global and its Restricted Subsidiaries, as conducted by Global and its Restricted Subsidiaries on the Issue Date, and other businesses that are ancillary or related thereto.

        "Permitted Holders" means MatlinPatterson Global Advisers LLC and its majority-owned and controlled Affiliates.

        "Permitted Investments" means:

  (i)
  any Investment in an Issuer or a Guarantor;

  (ii)
  any Investment in Cash Equivalents;

  (iii)
  any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales";

  (iv)
  any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Interests) of Global;

  (v)
  Investments represented by guarantees that are otherwise permitted under the Indenture;

  (vi)
  Investments existing on the Issue Date or made pursuant to commitments in existence on (and as in effect on) the Issue Date;

  (vii)
  Investments in the Notes;

  (viii)
  Investments in securities of trade creditors or customers of Global and its Restricted Subsidiaries received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers in exchange for claims against such trade creditors or customers or in good faith settlement of delinquent obligations of such trade creditors and customers;

  (ix)
  advances to and deposits with suppliers and customers of Global and its Restricted Subsidiaries in the ordinary course of business;

  (x)
  loans and advances solely in respect of relocation expenses to employees of Global and its Restricted Subsidiaries that are not directors of Global and its Restricted Subsidiaries in the ordinary course of business not in excess of $0.5 million at any one time outstanding in the aggregate;

  (xi)
  payroll, travel, and similar advances made in the ordinary course of business to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

  (xii)
  deposits in Lessor Maintenance Reserve Accounts;

  (xiii)
  Investments required by any applicable rule, regulation, order or law in any Insurance Subsidiary; and

  (xiv)
  other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments at any one time outstanding made pursuant to this clause (xiv) since the Issue Date, not to exceed $2.5 million in the aggregate.

        "Permitted Liens" means:

  (i)
  Liens securing Second Priority Claims and any Permitted Second Lien Refinancing Indebtedness thereof to the extent that the Indebtedness represented thereby was permitted by the terms of the Indenture to be incurred solely pursuant to clause (i) of the third paragraph under the covenant entitled "—Incurrence of Indebtedness"; provided that any such Liens (other than, in the case of Obligations under the Second Lien Loan Agreement, in respect of the ATA Assets) shall be subordinated to the Liens on the ATA Assets securing the Obligations under the Indenture Documents pursuant to the Intercreditor Agreement;

  (ii)
  Liens in favor of Global or its Restricted Subsidiaries;

  (iii)
  Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (iv) of the third paragraph of the covenant entitled "—Incurrence of Indebtedness," which Liens with respect solely to Capital Lease Obligations and purchase money obligations and shall cover only the assets acquired, constructed, installed, designed, or improved with the proceeds of such Indebtedness;

  (iv)
  Liens upon specific items of inventory or other goods and proceeds of any Person or deposits made securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

  (v)
  Liens incurred or deposits made securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

  (vi)
  Liens arising by reason of any judgment, decree or order, but not giving rise to an Event of Default, so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment decree on order shall not have been finally terminated or the period within such proceedings may be initiated shall not have expired;

  (vii)
  Liens securing the Notes, the Exchange Notes and all other Obligations under the Indenture Documents;

  (viii)
  Liens securing Permitted Refinancing Indebtedness; provided, that such Liens: (a) taken as a whole are no less favorable to the Holders and are not more favorable in any material respect to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness that is being refinanced; and (b) do not extend to or cover any property or assets of Global or any of its Subsidiaries not securing the Indebtedness that is being refinanced;

  (ix)
  Liens existing on the Issue Date;

  (x)
  the interests of lessors or lessees under operating leases, real estate leases (other than Capital Lease Obligations) or non exclusive licensors or licensees under license agreements in the property subject to such lease or license or precautionary financing statements filed with respect to other transactions not involving the incurrence of Indebtedness;

  (xi)
  Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which Global or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

  (xii)
  statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law or pursuant to customary reservations or retentions of title incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

  (xiii)
  Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

  (xiv)
  banker's Liens, rights of setoff and similar Liens with respect to cash and Cash Equivalents on deposit in one or more bank accounts in the ordinary course of business incurred in connection with the maintenance of such bank accounts;

  (xv)
  deposits made in the ordinary course of business to secure appeal bonds in connection with obtaining such bonds or liability to insurance carriers, lessors, utilities and other service providers;

  (xvi)
  survey exceptions, easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of Global or any of its Restricted Subsidiaries;

  (xvii)
  Liens arising or granted in favor of Persons performing credit card processing services, travel charge processing services, clearinghouse services or similar services;

  (xviii)
  deposits in Trust Tax Accounts in favor of governmental taxing authorities arising as a matter of law to secure payment of governmental taxes imposed on airline tickets;

  (xix)
  Liens imposed by applicable law on the assets of Global or any of its Restricted Subsidiaries located at an airport for the benefit of any nation or government or national or governmental authority of any nation, state, province or other political subdivision thereof, and any agency, department, regulator, Airport Authority, air navigation authority or other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government in respect of the regulation of commercial aviation or the registration, airworthiness or operation of civil aircraft and having jurisdiction over Global or such Restricted Subsidiary including, without limitation, the FAA or DOT;

  (xx)
  deposits in Lessor Maintenance Reserve Accounts;

  (xxi)
  deposits made with issuers of surety, performance or other bonds or guarantees or securing obligations in respect of letters of credit issued in the ordinary course of business not to exceed $5.0 million in the aggregate at anyone time outstanding;

  (xxii)
  deposits made with counterparties to secure Hedging Obligations permitted to be incurred pursuant to clause (xv) of the definition of Permitted Debt; and

  (xxiii)
  Liens incurred in the ordinary course of business of Global or any Restricted Subsidiary of Global with respect to Obligations that do not exceed $5.0 million in the aggregate at any one time outstanding.

        "Permitted Refinancing Indebtedness" means any Indebtedness of Global or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, redeem, replace, defease or refund other Indebtedness of Global or any of its Restricted Subsidiaries; provided that:

  (i)
  the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus fees, expenses, premiums, defeasance costs and accrued interest on, the Indebtedness so extended, refinanced, renewed, redeemed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith);

  (ii)
  such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, redeemed, replaced, defeased or refunded;

  (iii)
  if the Indebtedness being extended, refinanced. renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or constitutes Disqualified Interests, then the Permitted Refinancing Indebtedness shall have a final maturity date later than the final maturity date of, and be subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, redeemed, replaced, defeased or refunded; and

  (iv)
  such Indebtedness is incurred either by an Issuer, a Guarantor or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

  "Permitted Second Lien Refinancing Indebtedness" means any Indebtedness of Global or any of its Restricted Subsidiaries or Equity Interests of Global issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, redeem, replace, defease or refund Indebtedness under the Second Lien Loan Agreement or any other Permitted Second Lien Refinancing Indebtedness; provided that:

  (i)
  the principal amount (or accreted value, if applicable) of such Permitted Second Lien Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus fees, expenses, premiums, defeasance costs and accrued interest on, the Indebtedness so extended, refinanced, renewed, redeemed, replaced, defeased or refunded (plus the amount of reasonable fees and expenses incurred in connection therewith);

  (ii)
  the maturity date of such Permitted Second Lien Refinancing Indebtedness is at least one year after the maturity date of the Notes and there are no scheduled amortization, mandatory redemption, sinking fund or similar payments before such date (other than principal payments upon a change of control, with net cash proceeds of assets sales or with net cash proceeds of the ATA Assets not applied to the purchase of Notes in an ATA Distribution Offer, in each case on terms not less favorable to Global and its Restricted Subsidiaries than the terms applicable to the Second Lien Loan Agreement as in effect on the Issue Date);

  (iii)
  the yield to maturity and mandatory cash-pay portion of the interest rate of such Permitted Second Lien Refinancing Indebtedness (excluding any yield attributable to Equity Interests issued in connection with such Permitted Second Lien Refinancing Indebtedness (other than dividends or distributions on any such Equity Interests required in accordance with the terms thereof)) are not greater than 23.5% per annum and 12.01% per annum, respectively;

  (iv)
  such Permitted Second Lien Refinancing Indebtedness is incurred either by an Issuer, a Guarantor or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

  (v)
  the covenants of such Permitted Second Lien Refinancing Indebtedness are not materially less favorable to Global and its Restricted Subsidiaries in the aggregate than the covenants contained in the Indenture and the Notes; provided that (A) in any event such covenants may provide for the holders of Permitted Second Lien Refinancing Indebtedness to receive inspection, additional informational and board rights and (B) if such Permitted Second Lien Refinancing Indebtedness is structured as loans rather than notes, such covenants may include additional provisions customary for credit agreements as well as an option for loan holders to convert their loans to notes.

        "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Qualified Equity Interest" means an Equity Interest that is not a Disqualified Interest.

        "Registration Rights Agreement" means the Registration Rights Agreement, dated as of the Issue Date, among the Issuers, the Guarantors and Jefferies & Company, Inc., as initial purchaser.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

        "Second Lien Loan Agreement" means the Second Lien Term Loan Credit Agreement dated as of the Issue Date among the Issuers, the Guarantors, the lenders thereunder and Jefferies Finance LLC, as Administrative Agent, together with any related notes, guarantees, collateral and security documents, instruments and agreements executed in connection therewith, in each case as amended, restated, modified or supplemented from time to time. The term "Second Lien Loan Agreement" shall include the indenture governing the exchange notes contemplated by the Second Lien Loan Agreement and references to "loans" under the Second Lien Loan Agreement shall also include such exchange notes.

        "Second Priority Claims" means Indebtedness under the Second Lien Loan Agreement and any Permitted Second Lien Refinancing Indebtedness permitted pursuant to clause (i) of the definition of the term "Permitted Debt" and all other Obligations under the documents relating to Indebtedness thereunder.

        "Security Agreement" means the Security Agreement, dated as of the Issue Date, made by the Issuers and the Guarantors in favor of the Collateral Agent., as amended or supplemented from time to time in accordance with its terms.

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1 Rule 1-02(w) of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the Indenture.

        "Stated Maturity" means, with respect to any installment of interest, premium or principal on any series of Indebtedness, the date on which such payment of interest, premium or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest, premium or principal prior to the date originally scheduled for the payment thereof.

        "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

        "Test Period" shall mean, at any time, the period of four consecutive fiscal quarters of Global then last ended, taken as one accounting period.

        "Treasury Rate" means, as of any redemption date, the yield to maturity as of such redemption date of U.S. Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to August 15, 2012; provided, however, that if the period from the redemption date to August 15, 2012 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "Trust Tax Accounts" means trust tax accounts that hold deposits relating to transportation ticket taxes and fees, including, but not limited to, federal excise tax and passenger facility charges, collected from passengers until such time as such amounts are remitted to the applicable governmental agency.

        "Uniform Commercial Code" means the Uniform Commercial Code as from time to time in effect in the State of New York.

        "Unrestricted Subsidiary" of any Person means;

  (1)
  any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

  (2)
  any Subsidiary of an Unrestricted Subsidiary.

        The Board of Directors of such Person may designate any Subsidiary (other than an Issuer) (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Equity Interests of, or owns or holds any Lien on any property of, an Issuer or any other Subsidiary of an Issuer that is not a Subsidiary of the Subsidiary to be so designated; provided that:

  (1)
  the Issuers certify to the Trustee that such designation complies with the "—Certain Covenants Restricted Payments" covenant; and

  (2)
  each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect any Indebtedness pursuant to which the lender has recourse to any of the assets of Global or any of its Restricted Subsidiaries.

        The Board of Directors of such Person may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if:

  (1)
  immediately after giving effect to such designation, the Issuers are able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "—Certain Covenants—Incurrence of Indebtedness" covenant; and

  (2)
  immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

        Any such designation by the Board of Directors of such Person shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

        For purposes of making the determination of whether any such designation of a Subsidiary as an Unrestricted Subsidiary complies with "—Certain Covenants—Restricted Payments," the portion of the Fair Market Value of the net assets of such Subsidiary at the time that such Subsidiary is designated as an Unrestricted Subsidiary that is represented by the interest of Global and its Restricted Subsidiaries in such Subsidiary, or, if less, the amount of the value of the Investment in such Subsidiary when made, shall be deemed to be an Investment.

        "Voting Stock" of any Person as of any date means the Equity Interests of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

        "Wholly-Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Equity Interests or other ownership interests of which (other than directors' qualifying shares and other nominal amounts required to be held by local nationals under applicable law) shall at the time be owned by such Person or by one or more Wholly-Owned Restricted Subsidiaries of such Person.

Book-Entry, Delivery and Form

        Except as set forth below, the exchange notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000. Exchange notes will be issued at the closing of this offering only upon surrender of original exchange notes.

        The exchange notes initially will be represented by one or more exchange notes in registered, global form without interest coupons (the "Global Exchange Notes"). The Global Exchange Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below.

        Except as set forth below, the Global Exchange Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Exchange Notes may not be exchanged for definitive exchange notes in registered certificated form (the "Certificated Exchange Notes") except in the limited circumstances described below. See "—Exchange of Global Exchange Notes for Certificated Exchange Notes." Except in the limited circumstances described below, owners of beneficial interests in the Global Exchange Notes will not be entitled to receive physical delivery of exchange notes in certificated form.

        Transfers of beneficial interests in the Global Exchange Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

        The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

        DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

        DTC has also advised us that, pursuant to procedures established by it:

  (1)
  upon deposit of the Global Exchange Notes, DTC will credit the accounts of Participants designated by the Initial Purchaser with portions of the principal amount of the Global Exchange Notes; and

  (2)
  ownership of these interests in the Global Exchange Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Exchange Notes).

        Investors in the Global Exchange Notes who are Participants in DTC's system may hold their interests therein directly through DTC. Investors in the Global Exchange Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. All interests in a Global Exchange Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Exchange Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a Global Exchange Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        Except as described below, owners of interests in the Global Exchange Notes will not have exchange notes registered in their names, will not receive physical delivery of exchange notes in certificated form and will not be considered the registered owners or "holders" thereof under the Indenture for any purpose.

        As a result, each person who owns a beneficial interest in a Global Exchange Note must rely on the procedures of DTC to exercise any rights of a holder of exchange notes under the Indenture (and, if the person is not a Participant or Indirect Participant in DTC, on the procedures of the DTC Participant through which the investor owns its interest).

        Payments in respect of the principal of, interest and premium, if any, on a Global Exchange Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, we and the Trustee will treat the persons in whose names the exchange notes, including the Global Exchange Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither we, the Trustee, nor any agent of ours or of the Trustee, has or will have any responsibility or liability for:

  (1)
  any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the Global Exchange Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Exchange Notes; or

  (2)
  any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

        DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the exchange notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of exchange notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or us. Neither we nor the Trustee will be liable for any delay by DTC or any of its Participants or Indirect Participants in identifying the beneficial owners of the exchange notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

        Subject to the transfer restrictions set forth under "Notice to Investors," transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

        Subject to compliance with the transfer restrictions applicable to the exchange notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Exchange Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

        DTC has advised us that it will take any action permitted to be taken by a holder of exchange notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Exchange Notes and only in respect of such portion of the aggregate principal amount of the exchange notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the exchange notes, DTC reserves the right to exchange the Global Exchange Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

        Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Exchange Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of us, the Trustee and any of our or the Trustee's agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Exchange Notes for Certificated Notes

        A Global Exchange Note is exchangeable for Certificated Notes if:

  (1)
  DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Exchange Notes, or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary within 90 days;

  (2)
  there shall have occurred and be continuing a Default or Event of Default with respect to the Notes; or

  (3)
  we, at our option, notify the Trustee in writing that we elect to cause the issuance of the Certificated Notes (provided that we understand that under current industry practices, DTC would notify Participants of our determination in this clause (3), but would only withdraw beneficial interests from a Global Exchange Note at the request of Participants).

        In addition, beneficial interests in a Global Exchange Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Exchange Note or beneficial interests in Global Exchange Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in "Notice to Investors," unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Exchange Notes

        Certificated Notes may not be exchanged for beneficial interests in any Global Exchange Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such exchange notes. See "Notice to Investors."

Same Day Settlement and Payment

        We will make payments in respect of the Notes represented by the Global Exchange Notes (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. We will make all payments of principal, interest and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. The Notes represented by the Global Exchange Notes are expected to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Exchange Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Exchange Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

        To ensure compliance with Internal Revenue Service Circular 230, noteholders and prospective investors are hereby notified that the discussion of tax matters set forth in this prospectus was written in connection with the promotion or marketing by the issuers of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any prospective investor, for the purpose of avoiding tax-related penalties under federal, state or local tax law. Each noteholder should seek advice based on its particular circumstances from an independent tax advisor.

        The following is a summary of the material U.S. federal income and estate tax considerations related to the purchase, ownership and disposition of the notes. This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations, administrative rulings and judicial decisions in effect as of the date of this prospectus, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the Internal Revenue Service (the "IRS"), so as to result in U.S. federal income and estate tax consequences different from those discussed below. Except where noted, this summary deals only with notes held as capital assets (generally for investment purposes) by a beneficial owner who purchases notes on original issuance at the initial offering price at which a substantial amount of the notes are sold for cash to persons other than bond houses, broker's, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers, which we refer to as the "issue price." This summary does not address all aspects of U.S. federal income and estate taxes related to the purchase, ownership and disposition of the notes and does not address all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as:

  •
  tax consequences to holders who may be subject to special tax treatment, including dealers in securities or currencies, banks and other financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies and traders in securities that elect to use a mark-to-market method of accounting for their securities;

  •
  tax consequences to persons holding notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

  •
  tax consequences to U.S. holders (as defined below) of notes whose "functional currency" is not the U.S. dollar;

  •
  tax consequences to partnerships or other pass-through entities and their members;

  •
  tax consequences to certain former citizens or residents of the United States;

  •
  U.S. federal alternative minimum tax consequences, if any;

  •
  any state, local or foreign tax consequences; and

  •
  U.S. federal estate or gift taxes, if any, except as set forth below with respect to non-U.S. holders.

        If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors.

        This summary of material U.S. federal income and estate tax considerations is for general information only and is not tax advice for any particular investor. This summary does not address the tax considerations arising under the laws of any foreign, state, or local jurisdiction. If you are considering the purchase of notes, you should consult your tax advisors concerning the U.S. federal income and estate tax consequences to you in light of your own specific situation, as well as consequences arising under the laws of any other taxing jurisdiction.

        In this discussion, we use the term "U.S. holder" to refer to a beneficial owner of notes, that is, for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or any other entity or arrangement treated as a corporation for U.S. Federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if a valid election is in place to treat the trust as a Untied State person.

        Except as modified for estate tax purposes, as used herein, we use the term "non-U.S. holder" to describe a beneficial owner (other than a partnership or other pass-through entity) of notes that is not a U.S. holder. Non-U.S. holders should consult their tax advisors to determine the U.S federal, state, local and other tax consequences that may be relevant to them.

Consequences to U.S. Holders

Exchange Offer

        The exchange of the original notes for the exchange notes will not constitute a taxable exchange. Accordingly, (1) a holder will not recognize taxable gain or loss as a result of exchanging such holder's original notes; (2) the holding period of the exchange notes will include the holding period of the original notes exchanged therefor; and (3) the adjusted tax basis of the exchange notes received will be the same as the adjusted tax basis of the original notes exchanged therefor immediately before such exchange.

Payments of Interest

        Interest on a note generally will be taxable to a U.S. holder as ordinary income at the time it is received or accrued in accordance with the U.S. holder's usual method of accounting for tax purposes.

Original Issue Discount

        The exchange notes will be issued with original issue discount ("OID") for U.S. federal income tax purpose. The amount of OID on a note will generally equal the excess of the principal amount of the note over its "issue price" as previously defined. A U.S. holder generally must include in taxable income for any particular taxable year the daily portion of the OID described in the preceding paragraph that accrues on the note for each day of the taxable year during which such a U.S. holder holds the note, whether you report on the cash or accrual basis of accounting for U.S. federal income tax purposes. Thus, a U.S. holder will be required to include OID in income in advance of the receipt of the cash to which such OID is attributable. The daily portion is determined by allocating to each day of an accrual period (generally, the period between interest payments or compounding dates) a pro rata portion of the OID allocable to such accrual period. The amount of OID that will accrue during an accrual period is the product of the "adjusted issue price" of the note at the beginning of the accrual period multiplied by the yield to maturity of the note less the amount of any qualified stated interest allocable to such accrual period. The "adjusted issue price" of a note at the beginning of an accrual period will equal its issue price, increased by the aggregate amount of OID that has accrued on the note in all prior accrual periods, and decreased by any payments made during all prior accrual periods of amounts included in the seated redemption price at maturity of the note.

Optional Redemption

        We may elect to redeem all or a portion of the notes at a premium at various times prior to maturity. Under U.S. Treasury Regulations, our options to redeem the notes will be disregarded in determining the yield to maturity of the notes and the amount or timing of any OID inclusions.

        In the event of a change of control, U.S. holders will have the right to require us to purchase their notes at a premium. Under U.S. Treasury Regulations, this right will not affect the yield or maturity of the notes for OID purposes if the likelihood of such occurrence, as of the date the notes are issued, is remote. We intend to take the position that this likelihood is remote and thus does not affect the yield to maturity of the notes for OID purposes.

Sale, Redemption or Other Taxable Disposition of Notes

        A U.S. holder generally will recognize gain or loss upon the sale, redemption or other taxable disposition of a note equal to the difference between the amount realized (except to the extent any amount realized is attributable to accrued but unpaid stated interest, which will be taxable as ordinary interest income to the extent not previously included in income) and such U.S. holder's adjusted tax basis in the note. A U.S. holder's adjusted tax basis in a note will generally be equal to the amount that such U.S. holder paid for the note, increased by any OID taken into income and decreased by payments on the note other than payments of stated interest. Any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. If, at the time of the sale, redemption or other taxable disposition of the note, a U.S. holder is treated as holding the note for more than one year, such capital gain or loss will be a long-term capital gain or loss. Otherwise, such capital gain or loss will be a short-term capital gain or loss. In the case of certain non-corporate U.S. holders (including individuals), long-term capital gain generally will be subject to a maximum U.S. federal income tax rate of 15%, which maximum tax rate currently is scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2011. A U.S. holder's ability to deduct capital losses may be limited.

Exchange of Notes in the Exchange Offer

        The exchange of the notes for exchange notes in the exchange offer should not constitute a taxable event to a U.S. holder. Consequently, a U.S. holder should not recognize a taxable gain or loss upon the receipt of an exchange note, a U.S. holder's basis in the exchange note should be same as its basis in the corresponding note immediately before the exchange, and a U.S. holder's holding period in the exchange note should include the U.S. holder's holding period in the note exchanged therefor.

Information Reporting and Backup Withholding

        Information reporting requirements generally will apply to payments of interest on the notes and to the proceeds of a sale of a note paid to a U.S. holder unless the U.S. holder is an exempt recipient (such as a corporation). Backup withholding (currently at 28%) will apply to those payments (including payments of principal, interest and OID) if the U.S. holder fails to provide its correct taxpayer identification number, or certification of exempt status, generally by providing an IRS Form W-9 or an approved substitute, or if the U.S. holder is notified by the IRS that the U.S. holder has failed to report in full payments of interest and dividend income. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Consequences to Non-U.S. Holders

Payments of Interest

        In general, payments of interest including OID on the notes to, or on behalf of, a non-U.S. holder will be considered "portfolio interest" and, subject to the discussions below of income effectively connected with a U.S. trade or business and backup withholding, will not be subject to U.S. federal income or withholding tax, provided that:

  •
  the non-U.S. holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code;

  •
  the non-U.S. holder is not, for U.S. federal income tax purposes, a controlled foreign corporation that is related to us (actually or constructively) through stock ownership;

  •
  the non-U.S. holder is not a bank whose receipt of interest on a note is described in Section 88I (c)(3)(A) of the Code; and

  •
  the non-U.S. holder provides its name, address, and taxpayer identification number, if any, and certifies, under penalties of perjury, that it is not a U.S. person (which certification may be made on an IRS Form W-8BEN or other applicable form) or (b) the non-U.S. holder holds the notes through certain foreign intermediaries or certain foreign partnerships, and the non-U.S. holder and the foreign intermediary or foreign partnership satisfy the certification requirements of applicable Treasury Regulations. Special certification rules apply to non-U.S. holders that are pass-through entities.

        If a non-U.S. holder cannot satisfy the requirements described above, payments of interest including OID generally will be subject to the 30% U.S. federal withholding tax, unless the non-U.S. holder provides us with a properly executed. (i) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under an applicable income tax treaty or (ii) IRS Form W-8ECI (or other applicable form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and includable in the non-U.S. holder's gross income.

        If a non-U.S. holder is engaged in a trade or business in the United States and interest including OID on the notes is effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base, then, although the non-U.S. holder will be exempt from the 30% withholding tax (provided the certification requirements discussed above are satisfied), the non-U.S. holder will be subject to U.S. Federal income tax on that interest on a net income basis at regular graduated U.S. federal income tax rates, generally in the same manner as if the non-U.S. holder were a U.S. holder. In addition, if a non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Sale, Redemption, or Other Taxable Disposition of Notes

        Gain realized by a non-U.S. holder on the sale, redemption or other taxable disposition of a note will not be subject to U.S. income tax unless:

  •
  that gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States (and, if required by an applicable income treaty, is attributable to a U.S. permanent establishment or fixed base); or

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met.

        If a non-U.S. holder is described in the first bullet point above, it will be subject to tax on the net gain derived from the sale, redemption, or other taxable disposition of the notes at regular graduated U.S. federal income tax rates, generally in the same manner as if the non-U.S. holder were a U.S. holder. In addition, if a non-U.S. holder is a foreign corporation, it may be subject to the branch profits tax equal to 30% (or lesser rate under an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. If a non-U.S. holder is an individual described in the second bullet point above, such holder will be subject to a flat 30% tax on the gain derived from the sale, redemption, or other taxable disposition, which may be offset by certain U.S. source capital losses, even though such holder is not considered a resident of the United States.

Exchange of Notes in the Exchange Offer

        The exchange of the notes for exchange notes in the exchange offer should nor constitute a taxable event to a non-U.S. holder.

Information Reporting and Backup Withholding

        Generally, we must report annually to the IRS and to non-U.S. holders on IRS Form 1042-S the amount of interest paid to non-U.S. holders and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty.

        In general, a non-U.S. holder will not be subject to backup withholding (currently at 28%) with respect to payments of interest (including any OID) that we make, provided the statement described above in the last bullet point under "Consequences to Non-U.S. Holders—Payments of Interest" has been received and we do not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, who is not an exempt recipient. In addition, a non-U.S. holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of the sale of a note within the United States or conducted through certain U.S.-related financial intermediaries, unless the statement described above has been received, and we do not have actual knowledge or reason to know that a holder is a U.S. person, as defined under the Code, who is not an exempt recipient, or the non-U.S. holder otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is furnished timely to the IRS. The backup withholding and information reporting rules are complex, and non-U.S. holders are urged to consult their own tax advisors regarding application of these rules to their particular circumstances.

        For payments of interest made after December 31, 2012, we will be required to withhold at a rate of 30% of such payments unless a non-U.S. holder of our notes or exchange notes holds such notes through a financial institution or entity (including an investment fund) that has entered into an agreement with the U.S. Secretary of the Treasury to collect and provide annual information about its accountholders

(including certain investors in such institution or entity) that are U.S. persons or are non-U.S. person that are wholly or partially owned by U.S. persons. Similarly, after December 31, 2012, proceeds from the sale of our notes or exchange notes payable to a non-U.S. holder will be subject to a 30% withholding tax unless similar requirements are satisfied.

U.S. Federal Estate Taxes

        A note beneficially owned by an individual who is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) at the time of his or her death generally will not be subject to U.S. federal estate tax as a result of the individual's death, provided that

  •
  the individual does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code; and

  •
  interest payments with respect to such note, if received at the time of the individual's death, would not have been effectively connected with the conduct of a U.S. trade or business by the individual.

        At present, United States estate tax is not imposed on the estate of a decedent whose death occurs in 2010. However, there have been a number of bills introduced before Congress that would re-instate the estate tax for decedents that die in 2010, including reinstatement on a basis that is retroactive to January 1, 2010. Under present law, United States estate tax is imposed on the estate of a decedent whose death occurs after December 31, 2010.

Certain ERISA Considerations

        The Employee Retirement Income Security Act of 1974, as amended ("ERISA") imposes certain requirements on "employee benefit plans" (as defined in ERISA) subject to Title I of ERISA, including entities such as collective investment funds and separate accounts whose underlying assets include the assets of such plans (collectively, the "ERISA Plans") and on those persons who are fiduciaries with respect to ERISA Plans.

        Section 406 of ERISA and Section 4975 of the Code, prohibit certain transactions involving the assets of an ERISA Plan (Section 4975 of the Code also imposes prohibitions for certain plans that are not subject to Title I of ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts (together with the ERISA Plans, the "Plans")) and certain persons (referred to as "parties in interest" or "disqualified persons") having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code. Accordingly, each original or subsequent purchaser or transferee of a note that is or may become a Plan is responsible for determining that its purchase and holding of such note will not constitute a prohibited transaction under ERISA or Section 4975 of the Code.

The U.S. federal income and estate tax summary set forth above is included for general information only and may not be applicable depending upon your particular situation. You should consult your own tax advisors with respect to the tax consequences to you of the ownership and disposition of the exchange notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Broker-dealers may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of exchange notes received in exchange for original notes where the broker-dealer acquired the original notes as a result of market-making activities or other trading activities. We have agreed that for a period of up to 90 days after the date that this registration statement is declared effective by the SEC, we will make this prospectus, as amended or supplemented, available to any broker-dealer that requests it in the letter of transmittal for use in connection with any such resale.

        We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Broker-dealers may sell exchange notes received by broker-dealers for their own account pursuant to the exchange offer from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Broker-dealers may resell exchange notes directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal for use in connection with any such resale will state that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreement and will indemnify the holders of the exchange notes (including any broker-dealers) against liabilities under the Securities Act.

        By its acceptance of the exchange offer, any broker-dealer that receives exchange notes pursuant to the exchange offer agrees to notify us before using the prospectus in connection with the sale or transfer of exchange notes. The broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus to make the statements in the prospectus not misleading or which may impose upon us disclosure obligations that my have a material adverse effect on us, which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of the prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished copies of any amendment or supplement to the prospectus to the broker-dealer.

LEGAL MATTERS

        The validity of the notes offered by this prospectus will be passed upon for us by Bryan Cave LLP, Atlanta, Georgia.

 EXPERTS

        The consolidated financial statements of Global Aviation Holdings Inc. at December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated statements of operations, changes in stockholders' equity and comprehensive loss and cash flows (the "consolidated financial statements") of World Air Holdings, Inc., and subsidiaries for the year ended December 31, 2006 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2006 consolidated financial statements refers to the adoption of the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" effective January 1, 2006 and the adoption of the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans" as of December 31, 2006.

        We have agreed to indemnify and hold KPMG LLP ("KPMG") harmless against and from any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG's consent to the inclusion of its audit report on the World Air Holdings, Inc.'s past financial statements included in this registration statement.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-4, including exhibits, under the Securities Act with respect to this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement or the exhibits. Statements made in this prospectus regarding the contents of any contract, agreement or other document are only summaries. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

        As a result of this exchange offer, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the public reference room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549.

        You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our filings, including the registration statement, will also be available to you on the web site maintained by the SEC at http://www.sec.gov.

        We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent auditors, and to make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
Global Aviation Holdings Inc.

        We have audited the accompanying consolidated balance sheets of Global Aviation Holdings Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Global Aviation Holdings Inc. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

                        /s/ Ernst & Young LLP

Atlanta, Georgia
June 25, 2010,
except for Note 18, as to which the date is
October 1, 2010

Global Aviation Holdings Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share data)

	December 31
	2009	2008
Assets
Current assets:
Cash and cash equivalents	$73,077	$87,424
Restricted cash	—	930
Accounts receivable, net of allowance for doubtful accounts of 2009—$654; 2008—$387	42,037	60,112
Inventories, net	19,762	20,488
Maintenance reserve deposits	45,514	39,999
Deferred tax assets	8,136	20,922
Prepaid expenses and other current assets	43,050	47,244

Total current assets	231,576	277,119
Property and equipment:
Flight equipment	165,998	132,087
Facilities and ground equipment	18,571	16,089

Gross property and equipment	184,569	148,176
Accumulated depreciation	(58,043)	(27,651)

Net property and equipment	126,526	120,525
Intangible assets:
Military contract intangibles, net of accumulated amortization of 2009—$59,894; 2008—$34,675	192,288	217,507
Other intangible assets, net of accumulated amortization of 2009—$8,122; 2008—$4,014	4,000	8,108

Total intangible assets	196,288	225,615
Restricted cash	8,135	7,473
Maintenance reserve deposits	59,861	51,602
Deposits and other assets	57,139	42,001

Total assets	$679,525	$724,335

Liabilities and stockholders' equity
Current liabilities:
Current maturities of long-term debt	$24,400	$57,597
Accounts payable	11,338	25,452
Air traffic liabilities	5,504	9,300
Accrued compensation and benefits	25,225	26,103
Accrued flight expenses	20,534	10,652
Other accrued expenses and current liabilities	92,226	115,713

Total current liabilities	179,227	244,817
Long-term debt, less current maturities	211,128	321,682
Warrants	—	45
Deferred tax liabilities, net	72,544	120,365
Other liabilities	25,257	30,671
Stockholders' equity:
Preferred stock, 15,000,000 shares authorized; issued and outstanding 2009—0 and 2008—11,507,142	—	158,644
Common stock, $0.0001 par value; authorized 2009—400,000,000 and 2008—50,000,000; issued and outstanding 2009—25,906,300 and 2008—1,252,100	3	1
Warrants	1,479	1,434
Additional paid-in capital	336,904	140,761
Accumulated deficit	(147,414)	(293,984)
Accumulated other comprehensive income (loss)	397	(101)

Total stockholders' equity	191,369	6,755

Total liabilities and stockholders' equity	$679,525	$724,335

See accompanying notes.

Global Aviation Holdings Inc. and Subsidiaries

Consolidated Statements of Operations

(Dollar amounts in thousands, except income (loss) per share data)

	Years Ended December 31
	2009	2008*	2007**
Operating revenues:
Military passenger	$783,845	$992,252	$560,602
Military cargo	74,297	97,295	36,034
Commercial cargo	115,755	125,025	41,119
Commercial passenger	57,083	94,665	62,445
Scheduled service	298	99,772	416,894
Other	11,307	38,921	37,516

Total operating revenues	1,042,585	1,447,930	1,154,610

Operating expenses:
Aircraft fuel	225,309	490,714	383,523
Aircraft rentals	164,260	159,666	139,071
Maintenance, materials and repairs	135,754	140,364	108,404
Flight operations	102,599	123,150	118,682
Aircraft and traffic servicing	89,538	114,532	111,006
Passenger services	78,351	91,571	82,873
Crew positioning	55,423	77,382	53,523
Selling and marketing	52,401	70,057	68,707
Depreciation and amortization	71,092	64,978	43,814
General and administrative	44,145	120,245	88,496
Asset impairment and aircraft retirements	5,716	124,520	7,161
Other expenses	6,895	6,811	4,543

Total operating expenses	1,031,483	1,583,990	1,209,803

Operating income (loss)	11,102	(136,060)	(55,193)
Other income (expense):
Interest income	4,764	7,068	11,230
Interest expense	(58,700)	(58,804)	(38,468)
Gain on investment	58,122	—	—
Gain on debt extinguishment	85,305	—	—
Other, net	(2,470)	5,950	(231)

Total other income (expense)	87,021	(45,786)	(27,469)

Income (loss) before income tax (benefit) expense	98,123	(181,846)	(82,662)
Income tax (benefit) expense	(43,836)	5,691	(12,996)

Net income (loss)	141,959	(187,537)	(69,666)
Preferred stock dividends	(9,483)	(29,802)	(10,194)

Income (loss) available to common stockholders	$132,476	$(217,339)	$(79,860)

Basic income (loss) available to common stockholders per share:
Weighted—average shares outstanding	19,019,000	1,252,100	1,110,200
Income (loss) available to common stockholders per share	$6.97	$(173.58)	$(71.93)
Diluted income (loss) available to common stockholders per share:
Weighted—average shares outstanding	32,685,800	1,252,100	1,110,200
Income (loss) available to common stockholders per share	$4.34	$(173.58)	$(71.93)

*
Includes the results of ATA from January 1, 2008 to April 2, 2008

**
Includes the results of ATA for the entire period

See accompanying notes.

Global Aviation Holdings Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31
	2009	2008*	2007**
Operating activities
Net income (loss)	$141,959	$(187,537)	$(69,666)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	71,092	64,978	43,814
Gain on debt extinguishment	(85,305)	—	—
Gain on investment	(58,122)	—	—
Cumulative effect of ASC 840-10	7,309	—	—
Amortization of loan costs	7,673	10,004	4,151
Amortization of debt discount	8,496	3,954	1,483
Asset impairment and aircraft retirements	5,716	124,520	7,161
Stock-based compensation expense	3,034	5,708	2,415
Deferred income taxes	(37,747)	2,353	(14,742)
Non-cash interest	28,899	43,036	18,383
Other non-cash items	—	(1,018)	11,610
Gain on adjustment of warrants value	—	(6,286)	—
Loss (gain) on disposal or sale of equipment	1,079	1,351	(1,000)
Changes in operating assets and liabilities, exclusive of acquisition:
Accounts receivable, net	18,075	(28,896)	(32,798)
Inventories, net	(3,548)	(5,728)	998
Other current assets	(1,441)	(29,426)	(18,032)
Accounts payable	(14,114)	44,350	2,911
Air traffic liabilities and accrued flight expenses	6,086	3,296	21,307
Accrued compensation and benefits	(878)	(1,174)	(13,929)
Other accrued expenses and current liabilities	(30,249)	51,503	3,620
Other liabilities and other assets	(7,571)	8,926	11,829

Net cash provided by (used in) operating activities	60,443	103,914	(20,485)

Investing activities
Capital expenditures	(37,656)	(66,215)	(67,917)
Proceeds from disposal or sale of equipment	19	907	2,450
Insurance proceeds from impairment of assets	1,000	—	—
Proceeds from gain on investment	1,500	—	—
Cash surrendered upon deconsolidation of ATA	—	(26,084)	—
Acquisition of World Air Holdings, net of cash acquired	—	—	(283,839)

Net cash used in investing activities	(35,137)	(91,392)	(349,306)

Financing activities
Proceeds from long-term debt and warrants	247,603	—	340,000
Payments on long-term debt	(285,797)	(542)	(81,436)
Payment of costs related to issuance of debt and preferred stock	(21,337)	(11,320)	(16,040)
Proceeds from issuance of preferred stock	20,000	—	161,100
Proceeds from long-term debt from affiliates	—	7,000	28,000
Payments on long-term debt from affiliates	—	—	(54,261)
(Repurchase) proceeds from issuance of common stock	(122)	—	18

Net cash (used in) provided by financing activities	(39,653)	(4,862)	377,381

Net increase (decrease) in cash and cash equivalents	(14,347)	7,660	7,590
Cash and cash equivalents at beginning of year	87,424	79,764	72,174

Cash and cash equivalents at end of year	$73,077	$87,424	$79,764

Supplemental information
Cash payments for:
Interest paid	$2,033	$21	$13,652
Income taxes (refunded) paid	$(4,555)	$(1,851)	$518

*
Includes the cash flow of ATA from January 1, 2008 to April 2, 2008

**
Includes the cash flow of ATA for the entire period

See accompanying notes.

Global Aviation Holdings Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2009, 2008, and 2007

(In thousands)

	Preferred Stock		Common Stock					Accumulated Other Comprehensive Income (Loss)
						Additional Paid-in Capital	Accumulated Deficit		Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Warrants
Balance as of January 1, 2007	—	$—	1,071	$1	$1,434	$107,317	$(36,781)	$—	$71,971
Net loss	—	—	—	—	—	—	(69,666)	—	(69,666)
Net post-retirement loss	—	—	—	—	—	—	—	(287)	(287)

Total other comprehensive loss							(69,666)	(287)	(69,953)
Issuance of common stock	—	—	1	—	—	—	—	—	—
Exercise of warrants	—	—	180	—	—	25,321	—	—	25,321
Stock-based compensation	—	—	—	—	—	2,415	—	—	2,415
Proceeds from issuance of preferred stock, net	11,507	158,644	—	—	—	—	—	—	158,644

Balance as of December 31, 2007	11,507	$158,644	1,252	$1	$1,434	$135,053	$(106,447)	$(287)	$188,398
Net loss	—	—	—	—	—	—	(187,537)	—	(187,537)
Net post-retirement gain	—	—	—	—	—	—	—	186	186

Total other comprehensive income (loss)	—	—	—	—	—	—	(187,537)	186	(187,351)
Stock-based compensation	—	—	—	—	—	5,708	—	—	5,708

Balance as of December 31, 2008	11,507	$158,644	1,252	$1	$1,434	$140,761	$(293,984)	$(101)	$6,755
Adoption of ASC 840-10, net of tax of $2,698	—	—	—	—	—	—	4,611	—	4,611

Adjusted balance as of January 1, 2009	11,507	$158,644	1,252	$1	$1,434	140,761	(289,373)	(101)	11,366
Net income	—	—	—	—	—	—	141,959	—	141,959
Net post-retirement gain								450	450
Net unrealized gain on investment							—	48	48

Total other comprehensive income							—	498	142,457
Proceeds from issuance of preferred stock	1,429	20,000	—	—	—	—	—	—	20,000
Conversion of debt to preferred stock	548	7,680	—	—	—	—	—	—	7,680
Accumulated preferred dividend	—	49,479	—	—	—	(49,479)	—	—	—
Conversion of preferred stock dividend	—	(49,479)	4,948	—	—	49,479	—	—	—
Conversion of preferred stock, net of issuance costs, to common stock	(13,484)	(186,324)	18,879	—	—	186,322	—	—	—
Issuance of warrants	—	—	—	—	7,125	—	—	—	7,125
Conversion of warrants from liability to equity	—	—	—	—	45	—	—	—	45
Warrants converted to common stock	—	—	838	—	(7,125)	7,125	—	—	—
Stock-based compensation	—	—	—	1	—	3,034	—	—	3,034
Repurchase of fractional shares	—	—	(12)	—	—	(122)	—	—	(122)
Rights offering	—	—	1	1	—	(216)	—	—	(216)

Balance as of December 31, 2009	—	$—	25,906	$3	$1,479	$336,904	$(147,414)	$397	$191,369

See accompanying notes.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2009

1. Organization, Basis of Presentation, and Significant Accounting Policies

        Global Aviation Holdings Inc. (Global, and collectively with its wholly owned subsidiaries, the Company) is a global provider of customized air transport passenger and cargo services, offering a broad range of aircraft types and payloads. The Company offers military, cargo, and commercial charter services through its two operating airlines: World Airways, Inc. (World) and North American Airlines, Inc. (North American). World provides long-range passenger and cargo charter and ACMI air transportation serving the U.S. Government, international freight and passenger airlines, tour operators, and customers requiring specialized aircraft services. North American provides passenger charter and ACMI air transportation serving the U.S. Government, tour operators, and other airlines. North American also operated international scheduled passenger service in selected markets, but discontinued this service on May 20, 2008. The North American aircraft used in the scheduled service business were redeployed into military charter operations. The Company's combined fleet consists of the following aircraft types: Boeing 757-200 passenger (B757), Boeing 767-300 passenger (B767), Boeing 747-400 freighter (B747), McDonnell Douglas DC10-30 passenger (DC-10), and McDonnell Douglas MD-11 (MD-11) passenger and freighter. All active aircraft as of December 31, 2009, are leased.

        The Company's wholly owned subsidiaries are as follows: New ATA Acquisition Inc. (New ATA), New ATA Investment Inc. (New ATA Investment), World Air Holdings, Inc. (World Air Holdings), World, North American, World Risk Solutions, Ltd. (World Risk Solutions), World Airways Parts Company, LLC, and Global Aviation Ventures SPV LLC. ATA Airlines, Inc. (ATA) was a wholly owned subsidiary until March 31, 2009. The Company acquired World Air Holdings and its wholly owned subsidiaries, World, North American, World Risk Solutions, and World Airways Parts Company, LLC on August 14, 2007 (the Acquisition Date). On April 2, 2008, ATA filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code and ATA subsequently discontinued all business operations. As of April 3, 2008, Global ceased consolidating the results of operations and financial position of ATA in its consolidated financial statements. The results of operations of ATA through April 2, 2008 are included in the Company's consolidated financial statements (See Note 2).

Principles of Consolidation

        The consolidated financial statements included herein have been presented in accordance with accounting principles generally accepted in the United States. The accompanying consolidated financial statements include the accounts of the Company. All significant intercompany balances and transactions have been eliminated in consolidation. During the year ended December 31, 2009, the Company completed a 1,000 to 1 reverse stock split on its common stock. Accordingly, all common stock share data have been adjusted to reflect this, including prior periods, unless otherwise indicated.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates include fixed asset and intangible asset useful lives, valuation allowances (including, but not limited to, those related to receivables, inventories, and deferred taxes), other income tax accounting, self-insured employee benefits, and legal liabilities. During the year ended December 31, 2009, the Company determined that the useful life related to its World cargo customer relationship

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

1. Organization, Basis of Presentation, and Significant Accounting Policies (Continued)

intangible asset should be adjusted to amortize the remaining unamortized balance through June 30, 2009. The original useful life on the Acquisition Date was determined to be 10 years. Adjusting the estimated useful life of the asset to fully amortize the cargo customer relationship balance through June 30, 2009, was deemed appropriate based on management's best estimate of the expected benefit of the future cash flows related to the acquired customers. This change in useful life resulted in an additional $3.1 million, or approximately $0.09 per diluted share, in amortization expense recorded for the year ended December 31, 2009.

Cash and Cash Equivalents

        The Company considers all short-term, highly liquid investments with original maturities at the purchase date of three months or less to be cash equivalents. The Company had cash and cash equivalents, primarily consisting of money market funds, of $73.1 million and $87.4 million as of December 31, 2009 and 2008, respectively.

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents and restricted cash. The Company places cash and cash equivalents with high credit-quality institutions. At times, such amounts are in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits. As of December 31, 2009, and 2008, such excess over FDIC insurance limits amounted to approximately $62.4 million and $101.7 million, respectively, in bank balances.

Fair Value of Financial Instruments

        The estimated fair value of cash and cash equivalents, and restricted cash, approximate their carrying values due to their short-term nature. The fair values of the Company's debt instruments are calculated based on debt with similar maturities, credit quality and current market rates of interest.

Accounts Receivable

        Accounts receivable are due primarily from the U.S. Government, tour operators, international passenger and cargo air carriers, and international freight forwarders. The Company does not require collateral on its trade receivables. The Company generally invoices upon completion of a flight, and considers amounts past due if payment has not been received within agreed-upon payment terms. An allowance for doubtful accounts has been established based on the Company's collection experience and an assessment of the collectability of specific accounts. The Company evaluates the collectability of accounts receivable based on a combination of factors including, but not limited to, review of a specific customer's ability to meet its financial obligations including, but not limited to, bankruptcy filings, and changes in the aging of accounts receivable. Accounts receivable are charged off against the allowance for doubtful accounts when it is probable that the receivable will not be recovered.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

1. Organization, Basis of Presentation, and Significant Accounting Policies (Continued)

Inventories

        Inventories consist primarily of expendable and recoverable/repairable aircraft spare parts, and other supplies. World and North American inventories were initially stated at fair value based on valuations as of the Acquisition Date (See Note 3). Inventories purchased after the Acquisition Date are recorded utilizing average cost on a First-In-First-Out basis and are stated at the lower of cost or market value. Market value is considered to be net realizable value. Inventories are charged to expense when consumed. The average cost method is applied when removing parts from inventories. The Company records an allowance for obsolescence against its inventories by amortizing the book value of the aircraft parts inventories, net of any estimated residual value, over the related fleet's estimated useful service life, or the average of the related fleet's lease term, whichever is shorter. The obsolescence allowance at December 31, 2009 and 2008 was $10.1 million and $5.9 million, respectively.

Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets consist mainly of deposits under leases, or other agreements that will be returned within the next 12 months, and the prepayment for goods or services to be realized within the next 12 months. Also included are deposits received in advance of certain charter flights, which are held in an escrow account until the charter service is provided. Other receivables included in prepaid expenses and other current assets include insurance claims and other miscellaneous receivables.

Property and Equipment

        World's and North American's property and equipment were recorded at fair value based on valuations as of the Acquisition Date (See Note 3). The Company records additions to property and equipment at cost. Property and equipment is depreciated to residual values, if any, over their estimated useful service lives using the straight-line method. Leasehold improvements, flight equipment, and rotable parts related to the Company's aircraft are depreciated over the period of benefit or the terms of the related leases, whichever is shorter. The Company's facilities and ground equipment are generally depreciated over a period of three to seven years.

Airframe and Engine Maintenance and Lease Requirements

        The cost of major engine overhauls for fleet types not covered under a maintenance agreement and the cost of certain overhauls related to heavy airframe, engine, life-limited parts (LLP), landing gear and auxiliary power units (APU) for all fleet types is capitalized when performed and amortized over estimated useful lives based upon usage, or to earlier fleet or aircraft calendar limits, for both owned and leased aircraft. The Company has maintenance agreements for certain items, such as engines, which require the Company to pay a monthly fee per engine flight hour in exchange for major overhaul, spares, and maintenance of those engines. The Company expenses the cost per flight hour under these agreements as incurred. Under certain of its aircraft and engine leases, the Company is required to make periodic maintenance reserve payments to lessors for certain future maintenance work such as airframe, engine, LLP, landing gear and APU overhauls. In addition, under its aircraft and engine leases, the Company is required to return the airframes, engines, LLP, landing gear, and APUs to the lessors in a specified maintenance condition at the end of the lease (return condition). If the return condition is not met, the

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

1. Organization, Basis of Presentation, and Significant Accounting Policies (Continued)

leases generally require the Company to provide financial compensation to the lessor. Under certain leases, the maintenance reserve deposits may not be refundable to the Company. Consequently, the Company periodically reviews the balances of the maintenance reserve deposits and writes off any amounts that are no longer probable of being used for maintenance. In determining whether it is probable that maintenance deposits will be used to offset the liability for future maintenance costs, the Company considers the condition of the aircraft, including but not limited to the airframe and engines, and the projected future usage of the aircraft based on the Company's business and fleet plans. For the years ended December 31, 2009, 2008, and 2007, the Company expensed $9.6 million, $10.3 million, and $5.0 million, respectively, of non-refundable maintenance reserve payments on certain aircraft leases where the Company determined that it was not probable that payments would be used to offset the liability for future maintenance costs.

        In June 2008, the Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) reached a consensus in Issue No. 08-3 (EITF 08-3), Accounting by Lessees for Non-Refundable Maintenance Deposits, included in Accounting Standards Codification (ASC 840-10), Leases, pertaining to maintenance deposits under certain equipment lease agreements, whereby a lessee is legally or contractually responsible for repair and maintenance of the leased asset throughout the lease term. Additionally, certain lease agreements include provisions requiring the lessee to make deposits to the lessor to financially protect the lessor in the event the lessee does not properly maintain the leased asset. This issue applies to the lessee's accounting for maintenance deposits paid by a lessee under an arrangement accounted for as a lease that are refunded only if the lessee performs specified maintenance activities. The accounting by lessees for maintenance deposits was effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company adopted the provisions of ASC 840-10 effective January 1, 2009. The cumulative effect of the change in accounting for nonrefundable maintenance deposits as of January 1, 2009 increased our maintenance deposits by $7.3 million, our increased long-term deferred tax liabilities by $2.7 million and decreased our accumulated deficit by $4.6 million, net of tax.

        If an operating lease has return conditions, the Company's policy is to accrue and expense ratably the return condition costs once they are estimable and probable. The Company recognized $0.1 million, $0.6 million, and $1.0 million of return condition expense as part of aircraft maintenance, materials, and repairs expense in its consolidated statement of operations for the years ended December 31, 2009, 2008, and 2007, respectively. Conversely, the Company recognized $3.0 million in return condition income as a reduction to aircraft maintenance, materials and repairs expense in the year ended December 31, 2008, as a result of reversing a return condition provision that was no longer required as the Company elected to renew the applicable aircraft lease.

Goodwill and Intangible Assets

        The Company recorded goodwill for the excess of the purchase price for its acquisitions over the fair value of identifiable net assets acquired, including identified intangible assets (See Note 4). Goodwill was allocated to reporting units for purposes of impairment testing based on the fair value of each entity acquired. Goodwill is not deductible for tax purposes.

        During the year ended December 31, 2008, the Company tested its goodwill for impairment at the reporting unit level. The reporting unit levels for the Company's goodwill are World and North American. Goodwill impairment testing was performed utilizing a two-step methodology. The initial step required the

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

1. Organization, Basis of Presentation, and Significant Accounting Policies (Continued)

Company to determine the fair value of each reporting unit and compare it to the carrying value, including goodwill and other intangible assets, of such reporting unit. If the fair value exceeds the carrying value, no impairment loss is recognized and the second step, which is a calculation of the impairment, is not performed. However, if the carrying value of the reporting unit exceeds its fair value, an impairment charge is recorded equal to the extent that the carrying amount of goodwill exceeds its implied fair value. As of the year ended December 31, 2008, the Company wrote off all of its goodwill primarily due to the worldwide economic downturn, particularly in the airline industry.

        The Company's indefinite-lived intangible assets are evaluated for impairment annually in its fourth fiscal quarter or more often if events or changes in circumstances indicate that the asset may be impaired. Such evaluation includes comparing the fair value of the asset with its carrying value. If the fair value of the indefinite-lived intangible asset is less than its carrying value, an impairment loss is recognized in an amount equal to the difference.

Impairment of Long-Lived Assets and Definite-Lived Intangible Assets

        The Company reviews its property and equipment, definite-lived intangible assets, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining life of such assets. If these projected cash flows are less than the carrying amount, an impairment charge would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. The impairment loss is measured based upon the difference between the carrying amount and the fair value of the assets. Definite-lived intangible assets are generally amortized on a straight-line basis or using an accelerated method over the lesser of their contractual or estimated useful lives.

        When impairment indicators are present, such as permanently removing flight equipment or other long-lived assets from operations, and long-lived assets are tested for recoverability, an assessment is also made to determine if it is necessary to adjust the remaining useful lives and salvage values of such assets, regardless of whether an impairment charge is recorded.

Restricted Cash

        Restricted cash primarily consists of deposits held to secure outstanding stand-by letters of credit issued by a financial institution on behalf of the Company predominately in favor of insurance companies as part of the Company's risk management program. While the existing letters of credit mature within the next 12 months, management believes it is likely that the letters of credit will be renewed, and thus classifies the deposits that collateralize these letters of credit as long-term in its consolidated balance sheets. To the extent management does not intend to renew the letter of credit, the related deposit is recorded as short-term.

Deposits and Other Assets

        Deposits and other assets primarily consist of long-term security deposits required under aircraft, engine, or building lease agreements, and unamortized deferred loan costs. As of December 31, 2009 and 2008, the Company had $32.2 million and $28.7 million, respectively, of long-term security deposits

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

1. Organization, Basis of Presentation, and Significant Accounting Policies (Continued)

recorded on its consolidated balance sheets. The Company capitalizes incremental and direct costs associated with the issuance of debt. These costs include legal fees, due diligence fees, and other similar items. Deferred loan costs are amortized over the life of the related debt instrument and are classified as a noncurrent asset on the accompanying consolidated balance sheets. As of December 31, 2009 and 2008, the net book value of the Company's deferred loan costs was $16.6 million and $10.7 million, respectively. Amortization expense related to deferred loan costs for the years ended December 31, 2009, 2008, and 2007 was $7.7 million, $10.0 million, and $4.2 million, respectively. Such amortization is classified as interest expense in the accompanying consolidated statements of operations.

Income Taxes

        The Company accounts for income taxes under the asset and liability method. Under this method, the Company recognizes deferred income taxes based upon the tax effects of temporary differences between the financial statement and tax basis of assets and liabilities, as measured through the application of current enacted tax rates. When necessary, deferred income tax assets are reduced by a valuation allowance to an amount that is determined to be more likely than not recoverable. The Company must make significant estimates and assumptions about future taxable income and future tax consequences when determining the amount of the valuation allowance.

        The Company's income tax provisions are based on calculations, estimates, and assumptions that are subject to potential examination by the Internal Revenue Service (IRS) and other taxing authorities. Although the Company believes the positions taken on previously filed returns are reasonable, it has established tax and interest reserves in recognition that taxing authorities may challenge the positions it has taken, which could result in additional liabilities of both taxes and interest. The Company reviews and adjusts these reserves as circumstances warrant or as events occur that affect its potential liability, such as the lapsing of applicable statutes of limitations, conclusions of audits, a change based upon current calculations, identification of new issues, releases of administrative guidance or the rendering of a court decision affecting a particular issue. Any adjustment to the tax provision would be made in the period in which the facts that gave rise to the change become known.

        The Company adopted the provisions of ASC 450, Contingencies, on January 1, 2007. The Company developed and implemented a process, consistent with ASC 450 and ASC 740, Income Taxes, to ensure that uncertain tax positions are properly identified, recognized, and measured in the Company's financial statements. The Company adopted ASC 805, Business Combinations, effective January 1, 2009. As such, the total unrecognized income tax benefits as of December 31, 2008, if recognized in future periods, will be recorded through income tax expense and will impact the Company's effective tax rate.

Revenue Recognition

        Military revenues are comprised of revenues from the U.S. Government. Commercial revenues are comprised of full service charter revenues and ACMI revenues. Scheduled service revenues are comprised of revenues resulting from scheduled service. Other revenue is comprised of ACMI rebill revenue. Military revenues are recognized when air transportation services are provided on a per leg basis. Commercial revenue is initially recorded as unearned revenue at the time of sale, as the customer is generally required to pay in advance of the flight, and recognized as revenue when air transportation services are provided on a per leg basis. The majority of the Company's ACMI contracts are structured to include minimum

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

1. Organization, Basis of Presentation, and Significant Accounting Policies (Continued)

guarantees of flight hours and related revenue. Military and commercial charter contracts generally include a fixed rate per gallon for fuel usage with a provision to partially or fully adjust the rate to the actual price per gallon paid by the Company. The contracted rate (per mile) and fuel prices (per gallon) are established by the military for a 12-month period beginning in October and ending in September of the next year. Fuel prices established by the military are adjusted from time to time for fluctuations in fuel price. The Company receives reimbursement from the military each month if the price of fuel paid by the Company to fuel vendors for military missions exceeds the fixed price. If the price of fuel paid by the Company to fuel vendors is less than the fixed price, the Company pays the difference to the military. A similar reconciliation is performed for certain charter contracts. These fuel adjustments are recorded as adjustments to the relevant revenue category for the period during which the corresponding air transportation is provided.

        In addition, under its ACMI agreements, customers lease the Company's aircraft inclusive of aircraft, crew, maintenance, and insurance costs. The customer reimburses the Company for other costs incurred by the Company to operate the flights, such as fuel and ground handling costs. The Company expenses these costs in its consolidated statements of operations, and records the reimbursement by the customer of the costs as other revenue.

        Scheduled service revenues are recognized when air transportation is provided. Customer flight deposits and unused passenger tickets sold are included in air traffic liability. Revenue from unused tickets is recognized upon the expiration of the ticket. The Company ceased all scheduled service during May 2008. There are no unused passenger tickets remaining as of December 31, 2009.

Passenger Taxes and Charges

        The Company collects as an agent, and remits to the respective taxing authority, various taxes and fees on the sale of tickets to customers, including but not limited to excise taxes and passenger facility charges. These taxes and fees are recorded as a liability until remitted to the respective taxing authority.

Post-Retirement Benefits Other Than Pensions

        World's retired cockpit crewmembers and eligible dependents are covered under a post-retirement health care and life insurance benefits plan until age 65. A small group of administrative retirees is also covered under a post-retirement health care and life insurance benefits plan for life. The Company funds the benefit costs on a "pay-as-you-go" basis.

Accounting for Stock-Based Compensation

        The Company recognizes the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards. The Company uses a Black-Scholes pricing model to estimate the fair value of the awards. The resulting cost is recognized as compensation expense over the period during which an employee is required to provide service in exchange for the award, usually the vesting period.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

2. ATA Impairment and Subsequent Bankruptcy

Asset Impairment

        The Company reviewed the long-lived assets of ATA to determine if they were impaired during the year ended December 31, 2008. An impairment charge of $91.2 million was recorded for ATA for the year ended December 31, 2008, which included the full impairment of ATA's intangible assets related to its military charter and codeshare agreement with Southwest Airlines Co., aircraft leasehold improvements, airframe, and engine overhauls and the value of two aircraft leased under capital leases. No impairment charges were recorded for ATA during the years ended December 31, 2009 or 2007.

Subsidiary Chapter 11 Filing

        On April 2, 2008, ATA filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Indiana. On April 3, 2008, ATA discontinued all business operations, terminated the majority of its employees and began conducting an orderly liquidation of its assets. Management believes the primary factor contributing to ATA's decision to commence the ATA Chapter 11 proceeding was the termination by Federal Express Corporation (FedEx) of the contract with FedEx that directly supported Air Mobility Command's (AMC) U.S. military personnel transportation requirements. Management believes the contract cancellation made it impossible for ATA to obtain additional capital to sustain its operations or restructure its business. On December 12, 2008, ATA filed its Chapter 11 Plan and Disclosure Statement in support of its Chapter 11 plan. The plan was approved on March 25, 2009, with an effective date of March 31, 2009. All aircraft previously leased by ATA and used in connection with ATA's business have been returned to the respective lessors of the aircraft. As of December 31, 2009, ATA had wound down the majority of its existing estate.

        As a result of the bankruptcy filing, beginning on April 3, 2008, Global ceased consolidating the results of operations and financial position of ATA in its consolidated financial statements. As of that date, Global adopted the cost method of accounting for ATA. As of April 3, 2008, Global's net investment in ATA under the cost method was $17.8 million. Global determined that its investment in ATA was fully impaired as of April 3, 2008, and recorded an impairment charge of $17.8 million for the year ended December 31, 2008, which is included in "asset impairment and aircraft retirements" in the Company's consolidated statement of operations. During the year ended December 31, 2009, the Company recorded a gain on this investment of $58.1 million for $52.5 million of cash received from the ATA estate and $5.6 million due to the consolidation of the ATA estate trust. Of the cash received, $51.0 million and $1.5 million were used to pay down debt during the year ended December 31, 2009 and in the first quarter of 2010, respectively (See Note 5).

        On June 11, 2008, the ATA bankruptcy estate filed suit in the Federal District Court of Indiana against FedEx. On February 17, 2010, ATA served its Second Amended Statement of Special Damages estimating its total damages to be $94.0 million. This estimate is based on lost military profits arising from the FedEx contract, and losses associated with ATA's acquisition of DC-10 aircraft in order to fulfill its obligations under the FedEx contract. FedEx has filed a counterclaim against ATA for breach of contract and seeks damages in excess of $75,000. No amounts, receivable or payable, have been accrued within the Company's accompanying consolidated financial statements for any potential damages.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

2. ATA Impairment and Subsequent Bankruptcy (Continued)

        The FedEx litigation is scheduled for trial in October 2010. The outcome of this litigation is pending and cannot be predicted as it is dependent upon many factors beyond the Company's control. Pursuant to ATA's Chapter 11 Plan approved by the U.S. Bankruptcy Court, 85% of any damages recovered by ATA from FedEx in the FedEx litigation will be retained by the ATA estate and subsequently distributed to the Company, and 15% must be used to pay former ATA employees and creditor beneficiaries of ATA.

        As discussed in Note 5, during 2009, the Company restructured its senior secured debt, and as a result became the primary beneficiary of the ATA bankruptcy estate. As a result, the Company recorded the estimated fair value of $5.6 million in other assets, primarily comprised of cash, with a corresponding net gain on consolidation, for its primary beneficial interest in the ATA bankruptcy estate.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

2. ATA Impairment and Subsequent Bankruptcy (Continued)

        Below is the unaudited balance sheet of ATA as of April 2, 2008 (in thousands):

Assets
Current assets:
Cash and cash equivalents	$26,084
Receivables, net of allowance for doubtful accounts—$1,559	109,929
Inventories, net	28,671
Prepaid expenses and other current assets	23,181

Total current assets	187,865
Property and equipment:
Flight equipment	29,031
Facilities and ground equipment	22,680

51,711
Accumulated depreciation	(17,162)

Net property and equipment	34,549
Intangible assets, net of amortization—$2,846	1,928
Restricted cash	11,763
Deposits and other assets	14,715

Total assets	$250,820

Liabilities and stockholders' deficit
Current liabilities:
Current maturities of long-term debt	$1,359
Notes payable (Intercompany)	291,183
Accounts payable	15,699
Air traffic liabilities	104,212
Accrued compensation and benefits	24,936
Accrued flight expenses	20,761
Other accrued expenses and current liabilities	41,347

Total current liabilities	499,497
Long-term debt, less current maturities	7,197
Other deferred liabilities	16,920
Commitments and contingencies	—
Stockholders' deficit:
Common stock, $.0001 par value	1
Additional paid-in capital	2,494
Accumulated deficit	(275,289)

Total stockholders' deficit	(272,794)

Total liabilities and stockholders' deficit	$250,820

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

2. ATA Impairment and Subsequent Bankruptcy (Continued)

Aircraft Leases

        ATA's voluntary filing for bankruptcy protection triggered cross-defaults in certain of World's and North American's aircraft and engine leases. World and North American negotiated amendments, waivers, and/or forbearance agreements with the lessors with respect to these cross-defaults.

        In addition, Global guaranteed ATA's obligations as lessee in connection with a number of ATA's aircraft leases. Global has been subject to claims made by lessors of ATA's aircraft leases, all but one of which have been settled. Consequently, $31.2 million is reflected in "general and administrative" on the consolidated statement of operations for the year ended December 31, 2008. On February 6, 2009, the Company entered into settlements with certain lessors in connection with Global's parent guarantee of certain ATA aircraft leases. In addition to the cash settlements on such date, the Company entered into $15.5 million in Promissory Notes for the remaining balance. These are classified as debt in the Company's consolidated balance sheet as of December 31, 2009, and as other liabilities as of December 31, 2008, as the Company had not yet entered into the Promissory Notes.

        On February 9, 2009, Wilmington Trust Company, in its capacity as the trustee lessor to a 15-year lease agreement entered into by ATA on February 28, 2006, brought an action in the New York Supreme Court Commercial Division to enforce the guaranty provided by Global guaranteeing the performance of ATA under that lease. The plaintiff is seeking damages of approximately $0.3 million plus interest on the lease and up to $35.0 million less either (i) the present discounted value of the aggregate fair market rental value for the remainder of the lease term or (ii) the fair market sale value of the aircraft. The outcome of the litigation is pending and cannot be predicted as it is dependent upon many factors beyond the Company's control. The Company has accrued its best estimate for this unsettled claim, which is classified as an other current liability as of December 31, 2009 and 2008.

        On August 8, 2008, the Company entered into a definitive settlement agreement with one of the lessors under which, among other things, World leased an additional DC-10 aircraft, purchased certain DC-10 airframes and committed to a restructured engine maintenance agreement that requires a monthly fee per engine flight hour for DC-10 engines in exchange for major overhaul, spares, and maintenance of these engines. The aforementioned leased DC-10 was damaged and retired during the year ended December 31, 2009 (See Note 15).

3. World Air Holdings Acquisition

        On August 14, 2007, the Company acquired World Air Holdings and its wholly owned subsidiaries, World, North American, World Airways Parts Company, LLC, and World Risk Solutions, for approximately $313.3 million in cash, which was funded by the Amended Term Loan (See Note 5). In addition, the Company incurred approximately $10.2 million of costs directly related to the acquisition, consisting primarily of financial advisory, legal, and accounting fees, which were capitalized as part of the purchase price.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

3. World Air Holdings Acquisition (Continued)

        The acquisition of World Air Holdings was accounted for using the purchase method of accounting. The following summarizes the total purchase price for World Air Holdings (in thousands):

Cash consideration	$313,315
Direct acquisition costs	10,170

$323,485

        The total purchase price was allocated to World Air Holdings' net tangible and identifiable intangible assets based upon their estimated fair values as of the date of the acquisition with any amount paid in excess of the fair values of the net assets recorded as goodwill. The Company assigned fair values to inventories, property and equipment, maintenance reserve deposits with lessors, lease contracts, military contract intangibles, other intangibles, other assets and other liabilities.

        The purchase price allocation was as follows (in thousands):

Fair Value of Assets Acquired and Liabilities Assumed
Cash and cash equivalents	$39,646
Current deferred tax assets	7,495
Other current assets	113,786
Property and equipment, net	67,542
Deposits and other assets	92,492
Long-term deferred tax assets	29,016
Intangible assets acquired:
Military contracts	252,182
Customer relationships	15,409
Other intangibles	5,130
Goodwill	8,895

Total assets acquired	631,593
Liabilities assumed:
Current liabilities	(144,357)
Deferred tax liabilities	(148,539)
Other long-term liabilities	(15,212)

Net assets acquired	$323,485

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

3. World Air Holdings Acquisition (Continued)

        Supplemental unaudited pro forma information reflecting the acquisition of World Air Holdings as if it had occurred on January 1, 2007, is as follows (in thousands, except per share amounts):

Year Ended December 31, 2007
Total operating revenues	$1,729,409
Net loss	(121,993)
Preferred stock dividends	(29,900)
Loss available to common stockholders	(151,433)
Weighted-average shares outstanding—basic and diluted	1,110,200
Loss available to common stockholders per share—basic and diluted	(136.40)

        The above pro forma results include adjustments for the amortization of intangibles recorded in purchase accounting and adjustments for net additional interest expense to reflect the impact of the extinguishment of debt and issuance of new debt related to the purchase of World Air Holdings. In addition, the pro forma results reflect the application of the Company's policy to capitalize and amortize heavy maintenance activities to the preacquisition results of World Air Holdings.

4. Goodwill and Intangible Assets

        The Company has identifiable intangible assets that consist of its contracts with the U.S. Government to carry military personnel, its trade names, charter and cargo customer relationships, and operating certificates. Definite-lived intangible assets are amortized on a straight-line basis over the estimated useful lives of the relevant assets. The Company recorded $29.3 million, $28.8 million, and $16.7 million of amortization expense for the years ended December 31, 2009, 2008, and 2007, respectively, for its definite-lived intangible assets.

        Indefinite-lived assets are not amortized, but instead are reviewed for impairment annually or more frequently if events or circumstances indicate that the asset may be impaired. During the year ended December 31, 2008, due to the worldwide economic downturn, particularly in the airline industry, the Company prepared an assessment and determined that all of its goodwill was impaired. Consequently, the Company recorded a charge of $8.9 million to write off all of its goodwill during 2008. In addition, the Company recorded $6.6 million and $1.8 million of impairment expense in the years ended December 31, 2008, and 2007, respectively, on its cargo customer relationships for World. The Company expects to record amortization expense of $25.2 million per year in each of the next five years.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

4. Goodwill and Intangible Assets (Continued)

        The following table presents information about the Company's intangible assets.

		As of December 31, 2009		As of December 31, 2008
	Asset Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
		(In Thousands)
Amortized intangible assets:
Military contracts	10 years	$252,182	$59,894	$252,182	$34,675
Customer relationships	10 years	6,992	6,992	6,992	2,884
Trade names	1 year	1,130	1,130	1,130	1,130

	10 years	$260,304	$68,016	$260,304	$38,689

Unamortized intangible assets:
FAA operating certificates		$4,000		$4,000

        Accumulated amortization in the above table includes an impairment charge for World's cargo customer relationship intangible asset in the year ended December 31, 2008.

        The following table presents information about the Company's goodwill as follows:

	World	North American	Consolidated
	(In Thousands)
Gross goodwill at January 1, 2008	$6,492	$2,403	$8,895
Impairment recognized at December 31, 2008	(6,492)	(2,403)	(8,895)

	$—	$—	$—

Balances at December 31, 2008 and 2009:
Gross goodwill	$6,492	$2,403	$8,895
Accumulated impairment	(6,492)	(2,403)	(8,895)

	$—	$—	$—

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

5. Long-Term Debt

        The Company's debt, including debt from affiliates, consisted of the following and approximates its fair value (in thousands):

	December 31
	2009	2008

First Lien Notes, 14% interest, net of discount of $9.1 million	$165,873	$—
New Second Lien Loan, 12% interest plus 6% payment-in-kind (PIK) interest, net of discount of $13.8 million	59,741	—
Amended Term Loan, variable PIK rate of LIBOR plus a margin	—	371,682
Note with MatlinPatterson ATA Holdings LLC ("MatlinPatterson"), variable rate of LIBOR plus a margin	—	7,597
Promissory Notes with certain lessors, 8% interest	9,314	—
Capital lease, 6% interest	600	—

Total debt	235,528	379,279
Less current maturities of long-term debt	(24,400)	(57,597)

Total long-term debt	$211,128	$321,682

        To fund the acquisition of World Air Holdings, the Company entered into a $340 million senior secured PIK Amended Term Loan agreement with JPMorgan and an affiliate of Jefferies on August 14, 2007. The lenders under the Amended Term Loan received immediately exercisable warrants to purchase approximately 230,000 shares of the Company's common stock with an exercise price of $0.10 per share. The Company allocated $31.7 million of the proceeds received to the fair value of the warrants issued with the offset being a discount on the Amended Term Loan on its consolidated balance sheet. The discount was accreted to interest expense over the stated term of the debt, with the remaining balance subsequently written off when the debt was refinanced during the year ended December 31, 2009.

        In June 2009, the Company entered into a series of transactions in order to refinance the Amended Term Loan. The Company purchased the full amount of the debt held by JPMorgan under the Amended Term Loan at a discount to par. Next, the Company cancelled $107.5 million of principal and $5.1 million of accrued interest related to the JPMorgan portion of the Amended Term Loan. The Company assigned the remaining debt balance to Jefferies Funding LLC and Jefferies Leveraged Credit Products LLC, which funded the purchase, along with the Company's funding of $33.7 million in cash. As a result of the Amended Term Loan being purchased at a discount in June 2009 and the cancellation of the debt and accrued interest together with certain of the transaction fees and expenses, the Company recorded a net gain of $85.3 million, comprised of a $121.7 million reduction of principal and accrued interest offset by a $9.1 million trading fee, $7.9 million of existing deferred financing costs and $19.4 million of existing debt issuance discount. After this transaction, affiliates of Jefferies held 100% of the Amended Term Loan as of June 30, 2009.

        Next, on August 13, 2009, the Company completed an offering raising $175.0 million of 14% Senior Secured First Lien Notes due 2013 (First Lien Notes). The First Lien Notes included the following key provisions: a four-year final maturity, a 14% annual cash interest rate payable semiannually, a required semiannual offer to the noteholders to prepay $10.0 million of principal ($6.0 million for December 31, 2009) and a minimum consolidated net cash flow covenant. The First Lien Notes are secured by a first

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

5. Long-Term Debt (Continued)

priority lien on substantially all of the Company's tangible and intangible assets. Concurrent with the closing of the First Lien Notes, the Company entered into a $64.1 million secured Second Lien Loan (Second Lien Loan). The Second Lien Loan, held by an affiliate of Jefferies, was scheduled to mature in August 2014 and included terms that incented the Company to refinance the Second Lien Loan by September 30, 2009. The Company recorded approximately $15.3 million in capitalized transaction fees in connection with the First Lien Notes and Second Lien Loan. The First Lien Notes were recorded net of a $10.1 million discount. Ultimately, on August 13, 2009, the Company used the net proceeds of the First Lien Notes, Second Lien Loan, and $17.1 million of cash on hand to cancel all outstanding commitments on the Amended Term Loan and to pay related fees and expenses.

        Finally, the Company refinanced the Second Lien Loan with a new holder on September 29, 2009. The $72.5 million New Second Lien Loan matures in September 2014 and contains a 12% cash pay and 6% PIK interest component. The New Second Lien Loan was recorded net of a $7.5 million discount. In addition, the Company issued warrants that were immediately converted into 838,000 shares of common stock. These warrants were issued to the holder of the New Second Lien Loan and were recorded as a $7.1 million discount against the New Second Lien Loan, for a total discount recorded of $14.6 million. The $7.1 million discount was calculated based on the relative fair value of the warrants to the fair value of the debt issued. The Company wrote off $3.5 million in capitalized financing costs associated with the original Second Lien Loan. The Company incurred approximately $5.5 million in capitalized transaction fees.

        The Company classifies the portion of its debt which it expects to pay down within the following 12 months as short-term debt. Future debt principal payments on long-term debt are estimated to be $24.4 million for the next 12 months subsequent to the December 31, 2009 balance sheet date. As of December 31, 2009, the Company is in compliance with its debt covenants.

        On February 6, 2009, the Company entered into settlements with certain lessors in connection with the guarantee of certain ATA aircraft leases. In addition to the cash settlements on such date, the Company entered into $15.5 million in Promissory Notes for the remaining balance.

        On February 6, 2009, New ATA Investment and MatlinPatterson completed a non-cash conversion of a $7.0 million Note with MatlinPatterson plus PIK interest into 548,558 shares of Series A Convertible Cumulative Preferred Stock issued by the Company at $14.00 per share. In addition, the Company's majority stockholder invested $20.0 million of cash in the Company in exchange for 1,428,571 shares of the Company's Series A Convertible Cumulative Preferred Stock (See Note 10).

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

5. Long-Term Debt (Continued)

        The five-year debt payout below includes PIK interest.

	Payments Currently Scheduled
	2010	2011	2012	2013	2014	After 2014
	(In Thousands)
Principal payments on current and long-term debt	$24,400	$22,621	$20,405	$117,540	$72,500	$—
Payment-in-kind interest payments	—	—	—	—	22,464	—

Current and long-term debt	$24,400	$22,621	$20,405	$117,540	$94,964	$—

6. Lease Obligations

        The Company leases aircraft and aircraft engines, office buildings, other ground facilities, including terminal space and maintenance facilities, and ground equipment. All of the Company's aircraft leases are classified as operating leases. Total rental expense for operating leases, both aircraft and other, charged to operations for the years ended December 31, 2009, 2008, and 2007 was $164.3 million, $159.7 million, and $139.1 million, respectively. While the majority of the leases do not include provisions for escalating or lowering payments, for the leases which do contain such provisions, the Company records the related lease expense on a straight-line basis over the lease term. The amortization of the Company's assets recorded under capital leases is included in depreciation expense on the Company's consolidated statements of operations.

        As of December 31, 2009, future minimum lease payments under noncancelable operating agreements were as follows:

	Operating Leases
	Aircraft*	Non-Aircraft	Total
	(In Thousands)
2010	$142,240	$3,158	$145,398
2011	125,300	3,373	128,673
2012	100,147	3,358	103,505
2013	80,762	3,222	83,984
2014	37,465	2,686	40,151
Thereafter	70,699	8,778	79,477

Total minimum lease payments	$556,613	$24,575	$581,188

*
Aircraft includes airframes and engines

7. Employee Benefit Plans

        World's Crewmembers Target Benefit Plan is a defined contribution plan covering cockpit crewmembers with contributions based upon wages, as defined. It is a tax-qualified retirement plan under Section 401(a) of the Code. The Company's expense for its contribution to this plan totaled $4.4 million

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

7. Employee Benefit Plans (Continued)

for each of the years ended December 31, 2009 and 2008, and $1.3 million from the Acquisition Date through December 31, 2007.

        World also sponsors a Crewmembers Deferred Income Plan, which is a tax-qualified retirement plan under Section 401(k) of the Code. Under this plan, cockpit crewmembers may elect to invest salary deferrals of up to 60% of their salaries, not to exceed the IRS annual limit of $16,500, in selected investment funds. World does not make any contributions to this plan.

        World's flight attendants participate in a pension plan maintained by the International Brotherhood of Teamsters (the IBT). This plan is a multi-employer plan subject to the funding and other provisions of the Pension Protection Act of 2006. Contributions made to the IBT by the Company on behalf of the flight attendants totaled $1.3 million, $1.2 million, and $0.5 million, respectively, for the years ended December 31, 2009 and 2008, and from the Acquisition Date through December 31, 2007, respectively.

        Under Global Aviation Holdings' and World's 401(k) plan for administrative personnel, employees may elect to invest salary deferrals of up to 60% of their salaries, not to exceed the IRS annual limit of $16,500, in selected investment funds. This plan is a tax-qualified retirement plan under Section 401(k) of the Code. Global Aviation Holdings and World contribute matching funds equal to 50% of participants' voluntary deferrals up to 10% of their salary. Global Aviation Holdings and World combined expenses for their contributions to this plan were $0.7 million for each of the years ended December 31, 2009 and 2008, and $0.1 million from the Acquisition Date through December 31, 2007.

        North American provides a tax-qualified 401(k) employee savings plan for the benefit of substantially all of its employees. Under this plan, employees may contribute 80% of their salaries, up to the IRS annual limit of $16,500. For IBT members, North American matches employees' contributions 100% up to the first 4% of contributions. For non-IBT members, North American matches employees' contributions 100% up to 6% of contributions. North American also has the option to make additional profit-sharing contributions. Total contribution expense for matching of elective deferrals was $1.3 million, $1.1 million, and $0.3 million for the years ended December 31, 2009, and 2008, and for the period from the Acquisition Date through December 31, 2007, respectively. There were no optional additional profit sharing contributions made in the periods ended December 31, 2009, 2008, or 2007.

        World has a profit-sharing bonus plan for its cockpit crewmembers and flight attendants pursuant to agreements with the unions representing the two groups. This plan is not a tax-qualified plan under the Code. Distributions are equal to 20% of net earnings, as defined, subject to an annual limitation of 10% of the total annual aggregate compensation of World's employees participating in the plan in that year. The Company recorded no expense in either of the years ended December 31, 2009 or 2008; however expensed $0.6 million in the period from the Acquisition Date through December 31, 2007.

        Global Aviation Holdings, World and North American have a short-term incentive plan for management, administrative, and operations personnel. The Company expensed $4.9 million, $7.6 million, and $0.7 million for these plans for the years ended December 31, 2009, 2008, and from the Acquisition Date through December 31, 2007, respectively.

        World's cockpit crewmembers and eligible dependents are covered under a post-retirement health care and life insurance benefits plan until age 65. A small group of administrative retirees are also covered under a post-retirement health care and life insurance benefits plan for life. World accrues for the cost of

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

7. Employee Benefit Plans (Continued)

post-retirement health and life insurance benefits. World funds the benefit costs on a "pay-as-you-go" basis.

        A summary of the net periodic post-retirement benefit costs as of December 31 is as follows (in thousands):

	2009	2008	2007
Service cost	$1,039	$828	$2,888
Interest cost on accumulated post-retirement benefit obligation	541	545	170

Net periodic post-retirement benefit cost	$1,580	$1,373	$3,058

        The reconciliation of the accumulated post-retirement benefit obligation as of December 31 is as follows (in thousands):

	2009	2008	2007
Accumulated post-retirement benefit obligation, as of beginning of year or upon acquisition	$9,869	$9,065	$8,375
Service cost	1,039	828	288
Interest cost	541	545	170
Benefits paid	(211)	(418)	(65)
Actuarial loss (gain)	(450)	(186)	287
Plan participants contributions	31	35	10

Accumulated post-retirement benefit obligation, end of year	$10,819	$9,869	$9,065

        The reconciliation of the accrued post-retirement benefits as of December 31 is as follows (in thousands):

	2009	2008	2007
Unfunded status	$10,819	$9,869	$9,065
Unrecognized net gain (loss)	(349)	101	287
Accumulated other comprehensive gain (loss)	349	(101)	(287)

Accrued post-retirement benefits included in liabilities	$10,819	$9,869	$9,065

        The discount rate used to measure the accumulated post-retirement benefit obligation for 2009 was 5.71%. The discount rate used to determine the benefit cost was 6.25%. The medical cost trend rate in 2009 was 7.2%, trending down to an ultimate rate in 2078 and beyond of 4.8%.

        The Company expects to contribute the following amounts to the post-retirement health care benefit plan in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter. Benefit

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

7. Employee Benefit Plans (Continued)

payments, which reflect expected future service, are based on assumptions about future events. Actual benefit payments may vary significantly from the estimates listed below (in thousands):

2010	$422
2011	449
2012	493
2013	585
2014	668
2015 through 2019	4,220

Total	$6,837

        The effect of a one percentage point increase or decrease in the assumed health care cost trend rate on the total service and interest cost components of the 2009 periodic post-retirement health care benefit costs approximates $0.2 million with an approximately $1.1 million estimated effect on the accumulated post-retirement benefit obligations for health care benefits as of December 31, 2009.

8. Income Taxes

        The Company recorded income tax (benefit) expense of ($43.8) million, $5.7 million and ($13.0) million for the years ended December 31, 2009, 2008, and 2007, respectively. The components of the income tax (benefit) expense are as follows:

	Current	Deferred	Total
	(In Thousands)
Year ended December 31, 2009
U.S. federal	$(6,158)	$(35,612)	$(41,770)
State and local	69	(2,135)	(2,066)

	$(6,089)	$(37,747)	$(43,836)

Year ended December 31, 2008
U.S. federal	$692	$6,938	$7,630
State and local	2,646	(4,585)	(1,939)

	$3,338	$2,353	$5,691

Year ended December 31, 2007
U.S. federal	$175	$(14,563)	$(14,388)
State and local	1,277	(179)	1,098
Foreign	294	—	294

	$1,746	$(14,742)	$(12,996)

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

8. Income Taxes (Continued)

        Income tax (benefit) expense for the Company differed from the United States federal statutory income tax rate of 35% due to the following:

	December 31
	2009	2008	2007

	(In Thousands)
Federal income tax (benefit) expense at statutory rate	$34,343	$(63,646)	$(28,932)
State income tax benefit, net of federal	(6,128)	(6,032)	(2,490)
Nondeductible expenses	1,492	2,347	9
Valuation allowance	3,454	6,924	17,837
Worthless stock loss from disposition of ATA	(56,176)	—	—
Write-off of ATA intercompany accounts	(43,849)	—	—
Net tax effect of deconsolidated ATA	31,638	65,887	—
Impact of IRS settlement	(5,323)	—	—
Change in carrying rate of deferreds	(2,112)	—	—
Other, net	(1,175)	211	580

Income tax (benefit) expense	$(43,836)	$5,691	$(12,996)

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

8. Income Taxes (Continued)

        The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities were as follows:

	December 31
	2009	2008

	(In Thousands)
Deferred tax assets:
NOL carryforwards	$99,173	$23,944
Alternative minimum tax credit	2,789	2,789
Vacation pay accrual	2,063	1,922
Accrued post-retirement benefit obligation	3,710	3,580
Lease guaranty reserve	2,529	12,137
Profit sharing and compensated absences	1,741	2,994
Deferred rent expense	2,602	871
Basis difference in subsidiary	907	6,924
Workers' compensation	330	240
Allowance for inventory obsolescence	3,665	2,152
Stock-based compensation	3,846	446
Debt financing costs	40	5,198
Insurance loss reserves	591	330
Other deductible temporary differences	4,381	2,228

Total gross deferred tax assets	128,367	65,755
Valuation allowance	(13,167)	(9,713)

Net deferred tax assets	115,200	56,042
Deferred tax liabilities:
Cancellation of debt income deferral	(29,857)	—
Property and equipment	(77,953)	(71,738)
Intangible assets	(71,604)	(83,637)
Other taxable temporary differences	(194)	(110)

Total gross deferred tax liabilities	(179,608)	(155,485)

Net deferred tax liability	$(64,408)	$(99,443)

        Included in the $35.0 million decrease in net deferred tax liabilities from December 31, 2008 to December 31, 2009 is an increase of $2.7 million primarily for the tax effect of the accounting method change under ASC 840-10.

        On April 2, 2008, ATA filed a voluntary petition for bankruptcy protection. As a result of the bankruptcy filling, the Company changed its financial accounting for ATA from a consolidated subsidiary to a cost method investment (See Note 2), and subsequently recorded a valuation allowance against a portion of ATA's deferred tax assets, including its net operating losses, resulting in $65.9 million of income tax expense during the year ended December 31, 2008. In addition, the Company recorded a $17.8 million impairment charge for the full investment in ATA. The realization of the potential tax benefit related to

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

8. Income Taxes (Continued)

the impairment charge was uncertain at the time. Thus, a valuation allowance of $6.9 million was established against this deferred tax asset.

        The Company determined that as of December 31, 2009 a worthless stock loss deduction was available for the tax basis of the ATA stock in the amount of $116.7 million. Additionally in 2009, the Company recognized a gain on its investment in ATA for payments made by the ATA bankruptcy estate to creditors of the Company. This financial reporting gain is not recognized as a gain for tax purposes. The cumulative difference of $160.5 million related to these items increased the Company's tax benefit by $56.2 million. In addition, due to the stock cancellation, the Company was entitled to a bad debt write-off of $125.3 million for the unpaid balance on the intercompany loans the parent and subsidiaries made to ATA, which increased the tax benefit by $43.8 million. The stock cancellation resulted in ATA realizing $125.3 million in cancellation of indebtedness income (COD) on the intercompany loans from the parent and subsidiaries. The ATA COD was offset by $34.9 million in expenses at ATA, resulting in a total of $90.4 million of taxable income to the Company from its ATA deconsolidated operations which ended March 31, 2009, which reduced the Company's tax benefit by $31.6 million. As of December 31, 2009, the Company deconsolidated ATA's operations for tax purposes. Consequently, a substantial portion of ATA's tax attributes, which include its net operating losses, will not be available to the Company in the future.

        In June 2009, the Company refinanced the Amended Term Loan and realized $85.3 million in COD income. See Note 5 to the audited consolidated financial statements included elsewhere in this prospectus. Under the provisions of the American Recovery and Reinvestment Act of 2009, the Company is eligible to make an election to defer this income until 2014 and include it ratably over the ensuing four years. The Company elected to defer this income and, accordingly, has booked a deferred tax liability of $29.9 million in 2009.

        The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income including the reversals of deferred tax liabilities during the periods in which these temporary differences giving rise to deferred tax assets will become deductible. The Company's management assessed whether its deferred tax assets could be realized and, as a result, the Company established a valuation allowance for the portion of its deferred tax assets that it has determined are not more likely than not to be realized. The current valuation allowance reflects an increase from December 31, 2008 of $3.5 million.

        The availability of net operating loss (NOL) carryforwards and alternative minimum tax (AMT) credit carryforwards to reduce the Company's future federal income tax liability is subject to limitations under Internal Revenue Code Section 382 (Section 382). Generally, these limitations restrict the availability of NOL carryforwards upon the occurrence of certain changes in stock ownership by stockholders who own at least five percent of the Company's outstanding stock which, in aggregate, exceed 50% in value in a three-year period (Ownership Change). At the Acquisition Date, World Air Holdings experienced an Ownership Change which subjected its NOL carryforwards to the Section 382 limitation. However, these NOL carryforwards were previously limited under Section 382 due to a prior Ownership Change that occurred in 2000. The annual limitation related to the most recent Ownership Change is significantly larger than the limitation that resulted from the Ownership Change in 2000. Accordingly, the Company does not expect the prior NOL and AMT carry-forwards to be subject to a further limitation. As of December 31, 2009, the Company had approximately $253.5 million of NOL carryforwards. If not utilized, the Company's NOL carryforwards will begin to expire in 2028.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

8. Income Taxes (Continued)

        The Company adopted the provisions of ASC 450, Contingencies, on January 1, 2007. The Company developed and implemented a process, consistent with ASC 450 and ASC 740, Income Taxes, to ensure that uncertain tax positions are properly identified recognized and measured in its financial statements. Based on all known facts, circumstances, and current tax law, the Company did not establish a liability for uncertain tax positions as of January 1, 2007. The Company is currently not under examination by any authority. The liability related to unrecognized tax benefits, including accrued penalties and interest, net of indirect tax benefits, totaled $3.7 million as of the Acquisition Date. The Company's accrual for unrecognized tax benefits increased by $0.5 million, $0.2 million, and $0.1 million as of December 31, 2009, 2008 and 2007, respectively.

        A reconciliation of the beginning and ending amount of total gross unrecognized tax benefits, excluding penalties and interest, is as follows (in thousands):

	2009	2008	2007
Beginning balance at January 1	$4,048	$3,844	$—
Additions related to current year acquisitions	—	—	3,745
Additions based on tax positions in current year	248	17	99
Additions for tax positions of prior years	374	314	—
Reductions for tax positions of prior years	(125)	(127)	—

Ending balance at December 31	$4,545	$4,048	$3,844

        In 2009, the Company also received a $5.3 million IRS refund from a claim for tax year 2004-2005, which was recorded as a current tax benefit in 2009.

        The Company, including its domestic subsidiaries and cost method investment in ATA through December 31, 2009, files a consolidated federal income tax return and certain consolidated and separate company state income tax returns. For years prior to 2005, the Company is generally not subject to income tax examinations in the jurisdictions in which it files income tax returns, except as noted below. The IRS examination of North American's federal income tax returns for the pre-acquisition years of 2003-2005 was settled in 2009. The settlement resulted in a $1.0 million refund for the 2003 tax year and was recorded as a current tax benefit. It was partially offset by a $0.7 million settlement paid in 2009 by the Company to a previous owner under a purchase indemnity agreement. The indemnity settlement was reflected in the consolidated statement of operations.

        In 2010, the Company anticipates filing an NOL carryback claim of the 2009 NOL to recover taxes previously paid in 2005 by World. As a result, the statute of limitations for federal and state income tax purposes will remain open for the 2005-2009 tax years, with 2005 limited to the amount of the NOL. The Company does not believe that any of its unrecognized tax positions will be recognized within the next twelve months.

        The Company recognizes accrued interest and penalties related to uncertain tax positions in its provision for income taxes. Interest and penalties, before federal and state indirect tax benefits, recorded during 2009 related to uncertain tax positions totaled $0.1 million, resulting in a total accrual of interest and penalties, before federal and state indirect tax benefits, of $2.3 million as of December 31, 2009. Interest and penalties, before federal and state indirect tax benefits, recorded during 2008 related to

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

8. Income Taxes (Continued)

uncertain tax positions totaled $0.7 million, resulting in a total accrual of interest and penalties, before federal and state indirect tax benefits, of $2.2 million as of December 31, 2008. Interest and penalties, before federal and state indirect tax benefits, recorded during 2007 related to uncertain tax positions totaled $0.2 million, resulting in a total accrual of interest and penalties, before federal and state indirect tax benefits, of $1.5 million as of December 31, 2007.

9. Segment Reporting

        As of December 31, 2009 and 2008, the Company had two reportable segments: World and North American. World provides long-range passenger and cargo charter and wet-lease air transportation serving the U.S. Government, international freight and passenger airlines, tour operators, and customers requiring specialized aircraft services. North American provides passenger charter and wet-lease air transportation serving the U.S. Government, tour operators, and other airlines. The Company operates and manages World and North American as distinct operating segments, and prepares separate financial statements for each that are reviewed by senior management at the Company, as well as the chief operating officer and other management at the relevant operating company level. The Company evaluates performance and allocates resources based on profit or loss by segment performance and by operations. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales are recorded at the Company's cost; there is no intercompany profit or loss on intersegment sales. For the periods prior to April 2, 2008, the Company had three reportable segments: ATA, World and North American. Selected available financial data is set forth below. World and North American results have been included from the Acquisition Date. The "All Other" information provided represents the Company's non-reportable operating segments. Consolidating adjustments have been provided in order to eliminate intercompany and investment in subsidiary related transactions in "All Other".

	Year Ended December 31, 2009
	World	North American	All Other	Consolidated Total
	(In Thousands)
Revenues from external customers	$657,703	$384,882	$—	$1,042,585
Intersegment revenues	248	546	23,748	24,542
Depreciation and amortization	49,308	21,574	210	71,092
Asset impairment and aircraft retirements	4,711	—	1,005	5,716
Total operating expenses	692,706	338,991	(214)	1,031,483
Operating income (loss)	(35,003)	45,891	214	11,102
Interest income	3,494	1,246	24	4,764
Interest expense	(35,093)	(17,590)	(6,017)	(58,700)
Gain on investment	—	—	58,122	58,122
Gain on debt extinguishment	—	—	85,305	85,305
Income tax (benefit) expense	(29,402)	8,589	(23,023)	(43,836)
Intangible asset, net	116,467	79,821	—	196,288
Net property and equipment	91,661	32,882	1,983	126,526

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

9. Segment Reporting (Continued)

	Year Ended December 31, 2008
	ATA	World	North American	All Other	Consolidated Total
	(In Thousands)
Revenues from external customers	$187,269	$794,893	$465,768	$—	$1,447,930
Intersegment revenues	120	811	1,948	32,966	35,845
Depreciation and amortization	9,163	39,956	15,828	31	64,978
Asset impairment and aircraft retirements	91,235	10,716	25,942	(3,373)	124,520
Total operating expenses	319,025	803,323	431,289	30,353	1,583,990
Operating income (loss)	(131,756)	(8,430)	34,479	(30,353)	(136,060)
Interest income	906	3,631	2,010	521	7,068
Interest expense	(1,594)	(32,733)	(18,409)	(6,068)	(58,804)
Income tax (benefit) expense	—	(2,474)	22,111	(13,946)	5,691
Intangible assets, net	—	135,210	90,405	—	225,615
Net property and equipment	—	100,566	19,257	702	120,525

	Year Ended December 31, 2007
	ATA	World	North American	All Other	Consolidated Total
	(In Thousands)
Revenues from external customers	$736,619	$274,444	$143,540	$7	$1,154,610
Intersegment revenues	361	18	1,199	10,189	11,767
Depreciation and amortization	26,766	12,016	5,014	18	43,814
Asset impairment and aircraft retirements	5,333	1,828	—	—	7,161
Total operating expenses	811,027	260,539	133,975	4,262	1,209,803
Operating income (loss)	$(74,408)	$13,905	$9,565	$(4,255)	$(55,193)
Interest income	6,980	2,093	1,559	598	11,230
Interest expense	(17,382)	(7,998)	(11)	(13,077)	(38,468)
Income tax (benefit) expense	—	6,445	4,524	(23,965)	(12,996)

        The Company does not believe presenting assets by segment for 2007 is meaningful.

        One customer comprised 10% or more of the Company's total operating revenues as follows (in millions):

	Year Ended December 31
	2009	2008	2007
U.S. Air Force (USAF) Air Mobility Command:
ATA	$—	$89.8	$284.1
World	483.6	588.6	211.1
North American	368.7	406.6	98.3

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

10. Stockholders' Equity

Common Stock

        At December 31, 2009, 25,906,300 shares of common stock were issued and outstanding. As of December 31, 2008, 1,252,100 shares of common stock were issued and outstanding. On March 5, 2009, the Company amended and restated its certificate of incorporation to authorize a total of 500,000,000 shares of all classes of capital stock, 400,000,000 of which were designated as common stock. The remaining 100,000,000 shares are authorized, but not designated as a class of stock. On March 6, 2009, the Company commenced a private placement offering that offered a right to purchase up to 4,800,000 shares of common stock at $10 per share (Rights Offering). The Rights Offering closed on April 6, 2009 with 53 shares of common stock purchased, the proceeds of which were paid to the Company's majority stockholder. The Company incurred fees of $0.2 million in conjunction with this transaction.

        In June 2009, the Company implemented a 1,000 to 1 reverse stock split for all issued and outstanding common stock. In connection with the reverse stock split, the Company purchased 12,198 of fractional shares outstanding.

Preferred Stock

        On the Acquisition Date, the Company issued and sold 11,507,142 shares of Series A Convertible Cumulative Preferred Stock (Series A Preferred Stock) to its majority stockholder at a price of $14.00 per share, for a total of $158.6 million, net of $2.5 million in direct issuance costs. The Company evaluated the Series A Preferred Stock and concluded that the instrument should be recorded as equity.

        The holder of the Series A Preferred Stock was entitled to cumulative dividends at an annual rate of 16.0% on the liquidation amount of the Series A Preferred Stock. As of December 31, 2008, the cumulative preferred dividend totaled $40.0 million.

        On February 6, 2009, New ATA Investment and MatlinPatterson completed a conversion of the $7.0 million Note with MatlinPatterson plus PIK interest into 548,558 shares of Series A Preferred Stock issued by the Company at $14.00 per share. In addition, the Company's majority stockholder invested $20.0 million of cash in the Company in exchange for 1,428,571 shares of the Company's Series A Preferred Stock.

        On April 6, 2009, the Company's majority stockholder, the sole holder of the outstanding Series A Preferred Stock, converted the Series A Preferred Stock into common stock. The accumulated dividend at the time of the conversion was $49.5 million. Prior to the conversion, 13,484,271 shares of Series A Preferred Stock were outstanding at a value of $186.3 million, net of issuance costs of $2.5 million. On April 7, 2009, as a result of the Rights Offering and conversion of the Series A Preferred Stock and the related accumulated dividend, the Company issued 23,825,900 shares of common stock at an aggregate par value of $2,383. The $235.8 million in excess value of the common stock issued over the par value, net of issuance costs, was recorded to additional paid-in capital.

Warrants

        On the Acquisition Date, the Company entered into the Term Loan, as amended, with detachable warrants convertible into common stock of the Company (See Note 5). The Company executed a Warrant Agreement under which the lenders under the Term Loan, as amended, received immediately exercisable

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

10. Stockholders' Equity (Continued)

warrants to purchase 226,100 shares of common stock of the Company with an exercise price of $0.10 per share. The Company valued the warrants at $31.7 million based on the estimated fair value of the Company's common stock of $140 per share as of the Acquisition Date. The Company recorded the value of the warrants as a liability on its consolidated balance sheet, primarily because the holders of the warrants had a preference over other common stock holders in the event of liquidation. On October 23, 2007, the Company's majority stockholder purchased 180,800 of these warrants from JPMorgan for $25.3 million or $140 each, and immediately exercised the warrants for shares of the Company's common stock.

        The carrying value of the remaining warrants for an aggregate of 45,300 shares was adjusted for changes in market value with a corresponding adjustment to the Company's statement of operations. As a result of deterioration in the Company's stock price, a gain of $6.3 million was recorded during the year ended December 31, 2008, to adjust the fair value of these warrants to $45,000.

        On February 28, 2006, the Company issued warrants that were immediately exercisable for an aggregate of 44,740 shares of common stock, with an exercise price of $100 per share. The warrants were valued at $1.4 million and are recorded as equity on the Company's consolidated balance sheet.

        On September 29, 2009, the Company issued warrants that were immediately converted into 838,000 shares of common stock and were recorded as a $7.1 million discount against the New Second Lien Loan (See Note 5).

11. Income (Loss) Per Share

        Basic income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares outstanding during the period. As the Company had a loss for each of the years ended December 31, 2008 and 2007, there was no dilutive effect in either period.

        The following table sets forth the computation of basic and diluted income (loss) per share (in thousands, except share data):

	Year Ended December 31
	2009	2008	2007
Net income (loss)	$141,959	$(187,537)	$(69,666)
Preferred stock dividends	(9,483)	(29,802)	(10,194)

Income (loss) available to common stockholders	$132,476	$(217,339)	$(79,860)

Weighted-average shares outstanding, basic	19,019,000	1,252,100	1,110,200
Income (loss) available to common stockholders per share, basic	$6.97	$(173.58)	$(71.93)
Weighted-average shares outstanding, diluted	32,685,800	1,252,100	1,110,200
Income (loss) available to common stockholders per share, diluted	$4.34	$(173.58)	$(71.93)

        Included in the diluted earnings per share calculation for the year ended December 31, 2009, is the impact of 44,700 common stock equivalents related to warrants and 13,622,100 common stock equivalents related to the Series A Preferred Stock. Excluded from the diluted earnings per share calculation for the

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

11. Income (Loss) Per Share (Continued)

year ended December 31, 2009 is the impact of 2,512,700 common stock equivalents related to options, 427,700 common stock equivalents related to restricted stock awards, and 45,300 common stock equivalents related to warrants as they were anti-dilutive.

        Excluded from the diluted earnings per share calculation for year ended December 31, 2008, is the impact of 90,000 common stock equivalents related to warrants, 303,900 common stock equivalents related to options, and 1,150,714,200 common stock equivalents related to the Series A preferred stock as they were anti-dilutive.

        Excluded from the diluted earnings per share calculation for year ended December 31, 2007, is the impact of 96,100 common stock equivalents related to warrants, 280,400 common stock equivalents related to options, and 435,064,500 common stock equivalents related to the Series A Preferred Stock as they were anti-dilutive.

12. Accounting for Stock-Based Compensation

        The Company has several stock-based compensation plans for its officers and key employees, including the Company's Board of Directors (Management Plans). The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. A total of 6,135,200 options and shares have been authorized for grants under the Management Plans.

        On June 29, 2009, the Company approved certain new equity awards under a 2009 Long-Term Incentive Plan (New Plan, one of Management's Plans) that also replaced awards that existed under previously granted plans to certain employees. The New Plan offers incentives to employees in the form of: Incentive Stock Options, Nonqualified Stock Options, Restricted Stock Units, and various other performance awards. The Company accounted for the cancelled and replaced awards as modifications with the excess of the fair value of the new awards over the fair value of the old awards at the date of modification recognized over the vesting period beginning in the third quarter of 2009. Seven employees were affected by the modification with a total of $6.5 million in incremental compensation expense.

        The grant date fair value of stock option awards was determined using a Black-Scholes option pricing model, which requires the Company to make several assumptions. The risk-free interest rate was based on the U.S. Treasury yield curve in effect for the expected term of the option at the time of grant. Stock price volatility assumptions were based on historical volatilities of comparable airlines whose shares are publicly traded using monthly stock price returns equivalent to the expected term of the option. The expected life of the options was determined based on a simplified assumption that the options will be exercised evenly from vesting to expiration.

        The weighted-average fair value of options granted in the year ended December 31, 2009, under the Management Plans was determined to be $21.84 per option in the year ended December 31, 2009; $28.70

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

12. Accounting for Stock-Based Compensation (Continued)

per option in the year ended December 31, 2008; and $42.70 per option in the year ended December 31, 2007. The following assumptions were used for grants under the Management Plans:

	2009	2008	2007
Weighted-average risk-free interest rate	3.17%	3.08%	3.68%
Expected life of options (years)	7.00	5.50	5.34
Expected stock volatility	35%	49%	50%

        Options under the Management Plans were granted with an exercise price not less than the market price at the grant date. None of the Company's grants include performance-based or market-based vesting conditions. The dividend yield on the Company's common stock is assumed to be zero since the Company does not pay dividends on common stock and currently has no plans to do so in the future.

        The total intrinsic value was measured as the amount by which the fair value of the underlying common stock exceeded the exercise price of a stock option. The total fair value of options vested for the years ended December 31, 2009, 2008, and 2007 was $7.0 million, $5.4 million, and $2.0 million, respectively.

        During the years ended December 31, 2009, 2008, and 2007, $3.0 million, $5.7 million, and $2.4 million, respectively, of stock-based compensation expense was charged to operations. As of December 31, 2009, the Company had $16.6 million of total unrecognized compensation costs related to stock-based compensation arrangements. The Company expects to recognize this expense over a weighted-average period of 2.82 years.

        Since 2008, the Company has used valuation analyses to assist in determining the fair market value of its common stock. The board of directors of the Company considered these valuation reports when determining the fair market value of the Company's common stock and the related option exercise price on the dates such awards were granted. The valuations used both the income and market approaches along with considering merger and acquisition transactions and comparable company valuations to calculate a total equity value. The total equity value determined under each approach was then weighted to reach a reconciled total equity value. Equity awards have been granted based on the determined fair market value of the Company's common stock.

Management Plans

        Options granted under the Management Plans vest and become fully exercisable over three or four years of continued employment, depending on grant type, and have terms of between seven and ten years. For grants under the Management Plans that are subject to graded vesting over a service period, the Company recognizes the expense on a straight-line basis over the requisite service period for the entire award. Certain options under the Management Plans provide for accelerated vesting if there is change in control (as defined in the Plans).

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

12. Accounting for Stock-Based Compensation (Continued)

        The table below summarizes the stock option activity pursuant to the Management Plans:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value (In Millions)
Outstanding at January 1, 2009	224,500	$330.90	5.0	—
Granted	4,652,200	21.84	9.5	$1.8
Cancelled	(800)	140	N/A	N/A
Forfeited	(81,000)	372.60	N/A	N/A

Outstanding at December 31, 2009	4,794,900	30.36	9.3	$1.8
Exercisable at December 31, 2009	156,600	281.63	4.2	—

        A summary of the Company's restricted stock awards (RSAs) activity is as follows:

Nonvested Share Awards (RSAs)	Shares (In thousands)	Aggregate Grant Date Fair Value (In millions)
Nonvested at January 1, 2009	—	$—
Granted	883	8.7
Vested	—	—
Forfeited	—	—

Nonvested at December 31, 2009	883	$8.7

13. Fair Value Measurements

        In September 2006, the FASB issued accounting guidance related to fair value measurements. The Company adopted this guidance for all financial assets and liabilities and other assets and liabilities measured at fair value on a recurring basis effective January 1, 2008, and for all other assets and liabilities effective January 1, 2009.

        Fair value is defined as the exit price that would be received for an asset or paid to satisfy a liability in the principal market of the asset or liability. The transaction is assumed to be an orderly liquidation among market participants. Additionally, the fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of input to be used to measure fair value are:

        Level 1—Observable quoted market prices in active markets;

        Level 2—Observable, directly or indirectly, inputs other than quoted market prices; and

        Level 3—Unobservable inputs supported by little or no market activity, requiring the entity to develop its own assumptions.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

13. Fair Value Measurements (Continued)

        The Company had liabilities measured at fair value on a recurring basis as follows (in thousands):

	December 31, 2008	Level 1	Level 2	Level 3
Warrants(1)	$45	$—	$—	$45

Total liabilities	$45	$—	$—	$45

(1)
Estimate based on the discounted cash flow method, trading comparables and recent merger and acquisition activities.

14. Commitments and Contingencies

        World's Cockpit Crewmembers:    The cockpit crewmembers, who account for approximately 35% of the total workforce at World, are represented by the IBT, and are subject to a collective bargaining agreement, which became amendable on March 1, 2009. On November 3, 2008, World received a "Section 6" Notice under the Railway Labor Act, which is used to initiate negotiations.

        World's Flight Attendants:    World's flight attendants, representing approximately 35% of World's employees, are subject to a collective bargaining agreement, which will be amendable in September 2012.

        The flight attendants employed by World participate in a multiemployer defined benefit pension plan affiliated with the International Brotherhood of Teamsters. The plan's actuary has certified that the plan is in critical status, determined in accordance with current pension plan funding rules. This means that the multiemployer plan has funding or liquidity problems, or both. As a result, the Company's obligations to the multiemployer plan have increased in the form of a 5% surcharge on its contributions and may be subject to further increases in the future. In addition, in the event of our partial or complete withdrawal from this multiemployer plan at a time when it is underfunded, the Company would be liable for a proportionate share of such plan's unfunded vested benefits. In the event that any other contributing employer withdraws from the multiemployer plan at a time when it is underfunded, and such employer (or any member in its controlled group) cannot satisfy its obligations under the plan at the time of withdrawal, then the Company, along with the other remaining contributing employers, would be liable for its proportionate share of such plan's unfunded vested benefits.

        North American's Cockpit Crewmembers:    On April 25, 2008, North American announced that its pilots, who are represented by the IBT Local 747 and account for approximately 24% of the total workforce of North American, ratified a 54-month contract, which took effect on May 1, 2008. Since then, after submitting an application on September 22, 2009 to the United States National Mediation Board (NMB) disputing their representation by the IBT, a vote was cast and the majority of the North American Cockpit Crewmembers voted in favor of being represented by ALPA. The decision was certified and ALPA became the official labor representative of the North American Cockpit Crew Members effective the end of the fourth quarter of 2009.

        North American's Flight Attendants:    On July 26, 2005, the NMB authorized a union election among North American's flight attendants. Flight attendants comprise approximately 40% of employees at North American. On August 31, 2005, a majority of flight attendants voted for IBT representation. Negotiations between North American and the IBT began in 2006 and are ongoing.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

14. Commitments and Contingencies (Continued)

        Guarantees:    Global guaranteed ATA's obligations as lessee in connection with a number of ATA's aircraft leases. The Company has settled all but one of the lessor claims. The remaining outstanding lessor has filed a lawsuit in New York State court on February 9, 2009, claiming damages including stipulated return condition requirements in the lease, loss of rental income and other damages. The plaintiff is seeking damages of approximately $0.3 million plus interest on the lease and up to $35.0 million less either (i) the present discounted value of the aggregate fair market rental value for the remainder of the lease term or (ii) the fair market sale value of the aircraft. The outcome of the litigation is pending and cannot be predicted with certainty and is dependent upon many factors beyond the Company's control. The Company and the lessor continue to negotiate the terms of a settlement notwithstanding the lawsuit. Based on this negotiation, the Company believes that a cash settlement is possible with this lessor related to stipulated return condition requirements in the lease, loss of rental income, and other damages incurred by the lessor. As of December 31, 2009, the Company has accrued its best estimate for this unsettled claim.

        Litigation:    In the ordinary course of business, the Company is party to various legal proceedings and claims which management believes are incidental to the operation of Global's businesses. Global believes that the outcome of its outstanding litigation will not have a material adverse effect on the Company's results of operations, cash flows, or financial position.

        On June 11, 2008, the ATA bankruptcy estate filed suit in the Federal District Court of Indiana against FedEx. On February 17, 2010, ATA served its Second Amended Statement of Special Damages estimating its total damages to be $94.0 million. This estimate is based on lost military profits arising from the FedEx contract, and losses associated with ATA's acquisition of DC-10 aircraft in order to fulfill its obligations under the FedEx contract.

        The FedEx litigation is scheduled for trial in August 2010. The outcome of this litigation is pending and cannot be predicted with certainty as it is dependent upon many factors beyond the Company's control. Pursuant to ATA's Chapter 11 Plan approved by the U.S. Bankruptcy Court, 85% of any damages recovered by ATA from FedEx in the FedEx litigation will be retained by the ATA estate and subsequently distributed to the Company, and 15% must be used to pay former ATA employees and creditor beneficiaries of ATA. FedEx has filed a counterclaim against ATA for breach of contract and seeks damages in excess of $75,000.

        Fuel Purchase Agreements:    From time to time, in the normal course of business, the Company enters into fuel contracts. These contracts may include a fixed spread to a base fuel rate and a minimum purchase requirement. The Company has determined that certain fuel contracts meet the "Normal Purchases and Sales" requirements of ASC 815, Derivatives and Hedging, and therefore are not accounted for as derivative instruments.

        War-Risk Insurance Contingency:    As a result of the terrorist attacks on September 11, 2001, aviation insurers significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons (other than employees or passengers) for claims resulting from acts of terrorism, war or similar events. At the same time, aviation insurers significantly increased the premiums for such coverage and for aviation insurance in general.

        Since September 24, 2001, the U.S. Government has been providing U.S. airlines with war-risk insurance to cover losses, including those resulting from terrorism, to passengers, third parties (ground damage) and the aircraft hull. The coverage currently extends through August 31, 2010.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

14. Commitments and Contingencies (Continued)

        The withdrawal of government support of airline war-risk insurance would require the Company to obtain war-risk insurance coverage commercially, if available. Such commercial insurance could have substantially less desirable coverage than currently provided by the U.S. Government, may not be adequate to protect the Company's risk of loss from future acts of terrorism, may result in a material increase to our operating expense or may not be obtainable at all, resulting in an interruption to the Company's operations.

        Other:    World Risk Solutions was formed in November 2004, with the objective of providing certain insurance cost savings, enhanced risk management programs, and better loss control practices for the Company. World Risk Solutions underwrites certain risks mainly associated with the Company's aircraft.

15. Asset Impairments and Aircraft Retirements

        During the year ended December 31, 2009, the Company recorded $5.7 million in asset impairments and aircraft retirements. The Company recorded $3.6 million due to the early retirement and redelivery of two World DC-10 freighters. The Company recorded $2.1 million, net of $1.0 million of insurance proceeds, due to the retirement of a damaged World DC-10 passenger aircraft and related engines.

        During the year ended December 31, 2008, the Company recorded $124.5 million in asset impairments and aircraft retirements. The Company reviewed the long-lived assets of ATA to determine if there were potential indicators of impairment that should be reflected as impairment charges during the first half of 2008. Impairment charges of $91.2 million were recorded for ATA during the first half of 2008, which included the full impairment of its intangible assets related to its military contract and codeshare agreement with Southwest Airlines Co., aircraft leasehold improvements, airframe and engine overhauls, and the value of the aircraft and related debt for two aircraft leased under capital leases. As a result of ATA's bankruptcy filing, beginning on April 3, 2008, Global ceased consolidating the results of operations and financial position of ATA in its consolidated financial statements. As of that date, Global adopted the cost method of accounting for ATA. Global determined that its net investment in ATA under the cost method was $17.8 million as of April 3, 2008. Global determined that this investment in ATA was fully impaired as of April 3, 2008, and recorded an impairment charge of $17.8 million to asset impairments and aircraft retirements on its consolidated statement of operations during the first half of 2008.

        In addition, during the year 2008, $6.6 million of impairment charges were recorded for World Air Holdings in connection with its intangible asset for customer relationships in the cargo sector. The Company also recorded $8.9 million of goodwill impairment in the year ended December 31, 2008 (See Note 4).

        For the year ended December 31, 2007, the Company recorded $7.2 million in asset impairments and aircraft retirements. The Company recorded $5.4 million related to the return of three Boeing 737-300 aircraft. In addition, the Company recorded $1.8 million of impairment charges for World in connection with its intangible asset for customer relationships in the cargo sector.

16. Related Parties

        As of December 31, 2009, MatlinPatterson owned approximately 95% of the outstanding shares of the Company's common stock. Four of Global's directors serve in various executive capacities at MatlinPatterson or one of its affiliates.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2009

16. Related Parties (Continued)

        In addition, as of March 31, 2010 World had an ACMI contract with Arrow Air, Inc. (Arrow), an airline which is indirectly majority owned by other investment partnerships for which MatlinPatterson Global Advisers LLC acts as investment manager. As of March 31, 2010, the ACMI contract included one MD-11 freighter aircraft. Under this agreement, the aircraft has a minimum block hour guarantee. The Company periodically leases other aircraft to Arrow under short-term ACMI arrangements. As of March 31, 2010, World also subleased two engines to Arrow. As of December 31, 2009, $2.2 million was due from Arrow and was included in accounts receivable. For the year ended December 31, 2009, the Company reported $20.6 million in revenue from Arrow.

        The Company paid $3.0 million to Gleacher & Company, Inc. (formerly Broadpoint Gleacher Securities Group, Inc.) through its subsidiary Gleacher & Company Securities, Inc. (formerly Broadpoint Capital, Inc.) for financial advisory and placement agent services in connection with the restructuring of its debt during the year ended December 31, 2009. The same person or entity that ultimately controls MatlinPatterson Global Advisers LLC, which is the investment manager of the entities that indirectly control the Company's majority stockholder, indirectly controls an investment partnership that indirectly owns a significant interest in Gleacher.

17. Subsequent Events

        Pursuant to the terms of the First Lien Notes, on December 31, 2009, Global made a semiannual offer to repurchase $6.0 million of First Lien Notes at par plus accrued interest. Concurrently, Global also made an offer to repurchase $1.5 million of First Lien Notes at par plus accrued interest related to a cash distribution from the ATA estate in the same amount. Both offers were oversubscribed and on February 3, 2010, the Company funded the offers and repurchased a total of $7.5 million of the First Lien Notes. In June 2010, the Company purchased $8.0 million of its First Lien Notes in the public market for $8.3 million excluding accrued interest.

        In June 2010, the compensation committee of the Board of Directors approved a plan to accelerate the vesting of certain of the Company's equity awards in the event that an initial public offering of common stock is consummated on or before September 30, 2011, so that two-thirds of such awards will be vested upon the consummation of the initial public offering and the remaining one-third will vest on the first anniversary of the consummation of the initial public offering.

18. Common Stock Split

        On October 1, 2010, the Company effected a 100-for-1 stock split of the Company's outstanding common stock. The accompanying financial statements and notes to the financial statements give retroactive effect to the stock split for all periods presented.

Global Aviation Holdings Inc. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(In Thousands, Except Share Data)

	June 30, 2010	December 31, 2009
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$74,181	$73,077
Accounts receivables, net of allowance for doubtful accounts of: 2010—$541; and 2009—$654	63,506	42,037
Inventories, net	17,482	19,762
Maintenance reserve deposits	58,515	45,514
Deferred tax assets	8,446	8,136
Prepaid expenses and other current assets	47,066	43,050

Total current assets	269,196	231,576
Property and equipment:
Flight equipment	186,690	165,998
Facilities and ground equipment	21,184	18,571

Gross property and equipment	207,874	184,569
Accumulated depreciation	(80,501)	(58,043)

Net property and equipment	127,373	126,526
Intangible assets:
Military contract intangibles, net of accumulated amortization of: 2010—$72,503; 2009—$59,894	179,679	192,288
Other intangible assets, net of accumulated amortization of: 2010 and 2009—$8,122	4,000	4,000

Total intangible assets	183,679	196,288
Restricted cash	6,160	8,135
Maintenance reserve deposits	53,107	59,861
Deposits and other assets	46,690	57,139

Total assets	$686,205	$679,525

See accompanying notes.

Global Aviation Holdings Inc. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands, Except Share Data)

	June 30, 2010	December 31, 2009
	(Unaudited)
Liabilities and stockholders' equity
Current liabilities:
Current maturities of long-term debt	$15,030	$24,400
Accounts payable	21,576	11,338
Air traffic liabilities	5,346	5,504
Accrued compensation and benefits	22,691	25,225
Accrued flight expenses	17,319	20,534
Other accrued expenses and current liabilities	106,261	92,226

Total current liabilities	188,223	179,227
Long-term debt, less current maturities	206,969	211,128
Deferred tax liabilities, net	72,546	72,544
Other liabilities	24,377	25,257
Stockholders' equity:
Common stock, $.0001 par value; authorized 2010 and 2009—400,000,000; issued and outstanding 2010 and 2009—25,906,300	3	3
Warrants	1,479	1,479
Additional paid-in capital	339,439	336,904
Accumulated deficit	(147,231)	(147,414)
Accumulated other comprehensive income	400	397

Total stockholders' equity	194,090	191,369

Total liabilities and stockholders' equity	$686,205	$679,525

See accompanying notes.

Global Aviation Holdings Inc. and Subsidiaries

Unaudited Condensed Consolidated Statement of Operations

(Dollar Amounts in Thousands, Except Income per Share Data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	Unaudited		Unaudited
Operating revenues:
Military passenger	$209,640	$182,997	$420,001	$382,630
Military cargo	35,971	20,310	85,985	44,667
Commercial cargo	33,919	24,096	59,933	54,933
Commercial passenger	11,010	13,394	21,566	24,235
Scheduled service	—	—	—	298
Other	1,460	3,929	3,058	8,532

Total operating revenues	292,000	244,726	590,543	515,295
Operating expenses:
Aircraft fuel	76,152	48,233	153,080	102,456
Aircraft rentals	39,324	41,440	78,409	82,427
Maintenance, materials and repairs	31,446	34,991	66,719	67,865
Flight operations	25,957	25,526	52,764	51,764
Aircraft and traffic servicing	21,873	22,244	46,164	45,828
Passenger services	18,820	18,655	39,242	38,222
Crew positioning	14,751	12,267	29,144	27,016
Selling and marketing	14,833	12,621	30,769	26,344
Depreciation and amortization	19,101	19,046	37,693	36,341
General and administrative	14,739	11,271	27,497	24,659
Asset impairment and aircraft retirements	—	685	—	685
Other expenses	1,946	1,446	4,732	3,119

Total operating expenses	278,942	248,425	566,213	506,726

Operating income (loss)	13,058	(3,699)	24,330	8,569
Other income (expense):
Interest income	646	981	1,675	2,045
Interest expense	(11,823)	(13,481)	(23,620)	(27,346)
Gain (loss) on investment	(89)	1,500	(1,306)	41,500
Gain (loss) on debt extinguishment	(1,239)	85,305	(1,239)	85,305
Other, net	391	(214)	610	(638)

Total other income (expense)	(12,114)	74,091	(23,880)	100,866

Income before income tax expense	944	70,392	450	109,435
Income tax expense	314	29,079	267	28,973

Net income	630	41,313	183	80,462
Preferred stock dividends	—	(730)	—	(9,483)

Income available to common stockholders	$630	$40,583	$183	$70,979

Basic income available to common stockholders per share:
Weighted-average shares outstanding	25,906,300	23,505,000	25,906,300	12,440,000
Income available to common stockholders per share	$.02	$1.73	$.01	$5.71
Diluted income available to common stockholders per share:
Weighted-average shares outstanding	26,200,900	28,213,600	26,163,800	41,208,300
Income available to common stockholders per share	$.02	$1.46	$.01	$1.95

See accompanying notes.

Global Aviation Holdings Inc. and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

(In Thousands)

	Six Months Ended June 30,
	2010	2009
	(Unaudited)
Operating activities
Net income	$183	$80,462
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	37,693	36,341
Amortization of loan costs	2,169	809
Amortization of debt discount	2,721	1,977
Asset impairment and aircraft retirements	—	685
(Gain) loss on debt extinguishment	1,239	(85,305)
(Gain) loss on investment	1,306	(41,500)
Stock-based compensation expense	2,535	489
Deferred income taxes	(308)	(23,194)
Non-cash interest	2,221	24,127
Loss on sale of equipment	488	509
Changes in operating assets and liabilities:
Accounts receivable, net	(21,469)	32,881
Inventories, net	—	(21)
Maintenance reserve deposits	(6,247)	(3,020)
Other current assets	(4,016)	6,622
Accounts payable	10,238	(6,717)
Air traffic liabilities and accrued flight expenses	(3,373)	6,523
Accrued compensation and benefits	(2,534)	(8,112)
Other accrued expenses and current liabilities	16,260	3,217
Other liabilities and other assets	8,444	3,031

Net cash provided by operating activities	47,550	29,804

Investing activities
Capital expenditures	(26,390)	(15,828)
Insurance proceeds from asset impairment and aircraft retirements	—	1,000
Proceeds from sale of equipment	26	—

Net cash used in investing activities	(26,364)	(14,828)

Financing activities
Proceeds from issuance of preferred stock	—	20,000
Proceeds from issuance of long-term debt	—	182,603
Payment of costs related to issuance and repurchase of debt	(1,235)	(1,010)
Payments on long-term debt	(18,847)	(219,091)
Repurchase of common stock	—	(122)

Net cash used in financing activities	(20,082)	(17,620)

Net increase (decrease) in cash and cash equivalents	1,104	(2,644)
Cash and cash equivalents at beginning of period	73,077	87,424

Cash and cash equivalents at end of period	$74,181	$84,780

Supplemental disclosure of non-cash investing activities
Property and equipment expenditure included in other current liabilities	$6,656	$5,006

See accompanying notes

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

June 30, 2010

(Unaudited)

1. Organization and Basis of Presentation

        Global Aviation Holdings Inc. (Global, and collectively with its wholly-owned subsidiaries, the Company) is a global provider of customized air transport passenger and cargo services, offering a broad range of aircraft types and payloads. The Company offers military, cargo and commercial charter services through its two operating airlines: World Airways, Inc. (World) and North American Airlines, Inc. (North American). World provides long-range passenger and cargo charter and ACMI air transportation serving the U.S. Government, international freight and passenger airlines, tour operators, and customers requiring specialized aircraft services. North American provides passenger charter and ACMI air transportation serving the U.S. Government, tour operators and other airlines. The Company's combined fleet consists of the following aircraft types: Boeing 757-200 passenger (B757), Boeing 767-300 passenger (B767), Boeing 747-400 freighter (B747), McDonnell Douglas DC10-30 passenger (DC-10), and McDonnell Douglas MD-11 (MD-11) passenger and freighter. All active aircraft as of June 30, 2010 are leased.

        The Company's wholly-owned subsidiaries are as follows: New ATA Acquisition Inc. (New ATA), New ATA Investment Inc. (New ATA Investment), World Air Holdings Inc. (World Air Holdings), World, North American, World Risk Solutions, Ltd. (World Risk Solutions), World Airways Parts Company, LLC and Global Aviation Ventures SPV LLC. ATA Airlines, Inc. (ATA) was a wholly-owned subsidiary until March 31, 2009. The Company acquired World Air Holdings and its wholly-owned subsidiaries, World, North American, World Risk Solutions, and World Airways Parts Company, LLC on August 14, 2007 (the Acquisition Date). On April 2, 2008, ATA filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code and ATA subsequently discontinued all business operations. As of April 3, 2008, Global ceased consolidating the results of operations and financial position of ATA in its consolidated financial statements (See Note 2).

        Management believes that all adjustments necessary to present fairly the financial position of Global have been included in the accompanying unaudited condensed consolidated financial statements for the periods presented. Such adjustments are of a normal recurring nature. The results for the three and six months ended June 30, 2010 are not necessarily indicative of the results to be expected for the full year. These statements should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the year ended December 31, 2009.

        During the year ended December 31, 2009, the Company recorded a liability for a leased engine that was deemed to be beyond economic repair (BER). The amount recorded was equal to the engine value specified in the lease agreement less the estimated recoverable engine maintenance reserve deposits. During the three months ended June 30, 2010, the Company entered into an agreement to purchase a disassembled engine for $3.0 million from which the Company intends to use the parts to refurbish the BER engine. As a result of the purchase, the Company reduced maintenance, materials, and repairs expense by $4.5 million.

        During the quarter ended June 30, 2010, the Company recorded a liability of approximately $0.6 million to reimburse a customer for fuel primarily related to flights flown in 2008.

Principles of Consolidation

        The condensed consolidated financial statements included herein have been presented in accordance with accounting principles generally accepted in the United States. The accompanying condensed

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

June 30, 2010

(Unaudited)

1. Organization and Basis of Presentation (Continued)

consolidated financial statements include the accounts of the Company. All significant intercompany balances and transactions have been eliminated in consolidation. In June 2009, the Company completed a 1,000 to 1 reverse stock split on its common stock. Accordingly, all common stock share data have been adjusted to reflect this, including prior periods, unless otherwise indicated.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates include fixed asset and intangible asset useful lives, valuation allowances (including but not limited to, those related to receivables, inventories, and deferred taxes), other income tax accounting, self-insured employee benefits, and legal liabilities.

        During the three months ended March 31, 2009, the Company determined that the useful life related to its cargo customer relationship intangible asset should be adjusted to amortize the remaining unamortized balance through June 30, 2009. The original useful life was determined to be 10 years. Adjusting the estimated useful life of the asset to fully amortize the customer relationship balance through June 30, 2009 was deemed appropriate based on management's best estimate of the expected benefit of the future cash flows related to the acquired customers. This change in useful life resulted in an additional $1.6 million and $3.1 million, or approximately $0.06 and $0.08 per diluted share, in amortization expense recorded during the three and six months ended June 30, 2009, respectively.

Reclassification

        The Company reclassified its statement of operations for the three and six months ended June 30, 2009 to reflect revenues and expenses by function.

2. ATA Bankruptcy

Subsidiary Chapter 11 Filing

        On April 2, 2008, ATA filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Indiana. On April 3, 2008, ATA discontinued all business operations, terminated the majority of its employees and began conducting an orderly liquidation of its assets. Management believes the primary factor contributing to ATA's decision to commence the ATA Chapter 11 proceeding was the termination by FedEx Corporation (FedEx) of the contract with FedEx that directly supported the Air Mobility Command's (AMC) U.S. military personnel transportation requirements. Management believes the contract cancellation made it impossible for ATA to obtain additional capital to sustain its operations or restructure its business. On December 12, 2008, ATA filed its Chapter 11 Plan and Disclosure Statement in support of its Chapter 11 plan. The plan was approved on March 25, 2009, with an effective date of March 31, 2009. All aircraft previously leased by ATA and used in connection with ATA's business have been returned to the respective lessors of the aircraft. As of June 30, 2010, ATA had wound down the majority of its existing estate.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

June 30, 2010

(Unaudited)

2. ATA Bankruptcy (Continued)

        As a result of the bankruptcy filing, beginning on April 3, 2008, Global ceased consolidating the results of operations and financial position of ATA in its consolidated financial statements. As of that date, Global adopted the cost method of accounting for ATA. As of April 3, 2008, Global's net investment in ATA under the cost method was $17.8 million which Global determined was fully impaired and wrote-off.

        During the year ended December 31, 2009, the Company restructured its senior secured debt and became the primary beneficiary of the ATA bankruptcy estate trust. As a result, during the third quarter of 2009, the Company began consolidating its interest in the ATA bankruptcy estate. As of June 30, 2010, the net assets of the ATA bankruptcy estate were $3.3 million. During the three and six months ended June 30, 2010, an $89,000 and $1.3 million, respectively, loss on investment was recorded predominately due to legal expenses associated with the bankruptcy estate's suit filed against FedEx Corporation seeking damages of $94.0 million. During the three and six months ended June 30, 2009, the Company recorded a gain on its cost method investment in ATA of $1.5 million and $41.5 million, respectively, for cash received from the ATA estate, which was used to pay down the Company's outstanding debt.

3. Long-Term Debt

        The Company's long-term debt consisted of the following (in thousands):

	June 30, 2010	December 31, 2009
First Lien Notes, 14% interest, net of discount of $7.5 million and $9.1 million, respectively	$152,006	$165,873
New Second Lien Loan, 12% interest plus 6% payment-in-kind (PIK) interest, net of discount of $12.4 million and $13.8 million, respectively	63,425	59,741
Promissory Notes with certain lessors, 8% interest	5,954	9,314
Capital lease, 6% interest	614	600

Total debt	221,999	235,528
Less current maturities of long-term debt	(15,030)	(24,400)

Total long-term debt	$206,969	$211,128

        In June 2009, the Company entered into a series of transactions to refinance its debt. The Company purchased a portion of its debt at a discount to par. As a result, during the three and six months ended June 30, 2009, the Company recorded a net gain of $85.3 million, comprised of a $121.7 million reduction of principal and accrued interest offset by a $9.1 million trading fee, $7.9 million of existing deferred financing costs and $19.4 million of existing debt issuance discount.

        On August 13, 2009, the Company issued $175.0 million of 14% Senior Secured First Lien Notes due 2013 (First Lien Notes). The First Lien Notes include the following key provisions: an August 15, 2013 final maturity date, a 14% annual cash interest rate payable semiannually, a semiannual requirement to offer to the noteholders to prepay $10.0 million of the principal amount outstanding, and a minimum consolidated net cash flow covenant. The First Lien Notes are secured by a first priority lien on substantially all of the Company's tangible and intangible assets. In February 2010, and pursuant to the terms of the First Lien Notes, Global repurchased $6.0 million of First Lien Notes at par plus accrued interest. Concurrently, the Company also made an offer and repurchased $1.5 million of First Lien Notes

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

June 30, 2010

(Unaudited)

3. Long-Term Debt (Continued)

at par plus accrued interest related to a cash distribution from the ATA estate in the same amount. Pursuant to the terms of the First Lien Notes, on June 30, 2010, Global made a semiannual offer to repurchase $10.0 million of First Lien Notes at par plus accrued interest. Concurrently, Global also made an offer to repurchase $1.0 million of First Lien Notes at par plus accrued interest related to a cash distribution from the ATA estate in the same amount. A total of $34,000 in principal of First Lien Notes was purchased by Global on August 3, 2010 pursuant to these offers.

        In June 2010, the Company purchased $8.0 million face value of its First Lien Notes in the open market. In connection with this repurchase, the Company recorded a $1.2 million loss on debt extinguishment for the write-off of a pro-rata share of deferred loan costs and discount on the First Lien Notes.

        On September 29, 2009, the Company entered into a $72.5 million New Second Lien Loan that matures in September 2014 and contains a 12% cash interest rate and a 6% PIK interest component. The New Second Lien Loan was recorded net of a $7.5 million discount. In addition, the Company issued warrants that were immediately converted into 838,000 shares of common stock. These warrants were issued to the holder of the New Second Lien Loan and were recorded as a $7.1 million discount against the New Second Lien Loan, for a total discount recorded of $14.6 million. The $7.1 million discount was calculated based on the relative fair value of the warrants to the fair value of the debt issued.

        On February 6, 2009, the Company entered into settlements with certain lessors in connection with the guarantee of certain ATA aircraft leases. In addition to the cash settlements on such date, the Company entered into $15.5 million in Promissory Notes for the remaining balance.

        The Company classifies as short-term debt the portion of its debt which it expects to pay down within the following 12 months. Future debt principal payments on long-term debt are estimated to be $15.0 million for the next 12 months subsequent to the June 30, 2010 balance sheet date. As of June 30, 2010, the Company is in compliance with its debt covenants.

4. Income Taxes

        In assessing whether deferred tax assets are realizable, the Company considers whether it is more-likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers its historical income and loss position, the scheduled reversal of deferred tax liabilities (including the impact of available carry-back and carry-forward periods), projected future income, and tax planning strategies in making this assessment.

        During the three and six months ended June 30, 2010, the amount of projected nondeductible expenses such as meals and entertainment were disproportionate in comparison to projected pre-tax book income and, as a result significantly affected the Company's effective tax rate. Additionally, certain state deferred tax assets are subject to a valuation allowance. As a result, the Company recorded income tax expense of $0.3 million for each of the three and six months ended June 30, 2010, resulting in effective tax rates of 33.3% and 59.3%, respectively. Included in these amounts are accruals for additional interest for uncertain tax positions of $0.3 million and $0.4 million, respectively, for the three and six months ended

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

June 30, 2010

(Unaudited)

4. Income Taxes (Continued)

June 30, 2010. There were no other changes to the Company's uncertain tax positions during the three and six months ended June 30, 2010.

        On April 2, 2008, ATA filed a voluntary petition for bankruptcy protection and as a result, the Company changed its financial accounting for ATA from a consolidating subsidiary to a cost method investment and recorded a $17.8 million impairment charge for the full investment in ATA. The realization of the tax benefit related to the impairment charge was uncertain at the time. Thus, a valuation allowance was established against this deferred tax asset.

        ATA's bankruptcy became effective on March 31, 2009, resulting in the transfer of ATA's remaining assets into two grantor trusts established for the benefit of ATA's creditors. As of June 30, 2009, the Company was unable to fully complete the tax analysis of the bankruptcy because there were still aspects that were not fixed and determinable. Accordingly, the Company did not record any benefit for the potential worthless stock loss in ATA, any bad debt realization, or cancellation of indebtedness income at that time. Additionally, during the three and six months ended June 30, 2009, the Company recorded a gain on investment of $1.5 million and $41.5 million, respectively, related to a payment made from ATA's bankruptcy trust to its creditor that did not result in a gain for tax purposes. These items and other nondeductible expenses, such as meals and entertainment, affected the Company's effective tax rate for the three and six months ended June 30, 2009. As a result, the Company recorded income tax expense of $29.1 million and $29.0 million, respectively, resulting in an effective tax rate of 41.3% and 26.5%, respectively, for the three and six months ended June 30, 2009.

        A significant portion of the tax expense related to the Company's debt restructuring in June 2009, for which the Company realized $85.3 million in cancellation of indebtedness income. Under the provisions of the American Recovery and Reinvestment Act of 2009, the Company is eligible to make an election to defer this income until 2014 and include it ratably over the ensuing four years. As of June 30, 2009, the Company had not determined if the election would be made to defer the income, therefore, the tax impact of the election had not been considered. During the fourth quarter of 2009, the Company completed its analysis, elected to defer this income, and consequently recorded a $29.9 million deferred tax liability.

5. Stockholders' Equity

Common Stock

        In June 2009, the Company implemented a 1,000 to 1 reverse stock split for all issued and outstanding common stock. In connection with the reverse stock split, the Company purchased 12,198 of fractional shares outstanding.

Preferred Stock

        In 2007, the Company issued and sold 11,507,142 shares of Series A Convertible Cumulative Preferred Stock (Series A Preferred Stock) to its majority stockholder at a price of $14.00 per share, for a total of $158.6 million, net of $2.5 million in direct issuance costs. The Company evaluated the Series A Preferred Stock and concluded that the instrument should be recorded as equity. The holder of the Series A

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

June 30, 2010

(Unaudited)

5. Stockholders' Equity (Continued)

Preferred Stock was entitled to cumulative dividends at an annual rate of 16.0% on the liquidation amount of the Series A Preferred Stock.

        On February 6, 2009, New ATA Investment and MatlinPatterson completed the conversion of a $7.0 million Note with MatlinPatterson plus PIK interest into 548,558 shares of Series A Preferred Stock issued by the Company at $14.00 per share. In addition, the Company's majority stockholder invested $20.0 million of cash in the Company in exchange for 1,428,571 shares of the Company's Series A Preferred Stock.

        On April 6, 2009, the Company's majority stockholder, the sole holder of the outstanding Series A Preferred Stock, converted the Series A Preferred Stock into common stock. The accumulated dividend at the time of the conversion was $49.5 million. Prior to the conversion, 13,484,271 shares of Series A Preferred Stock were outstanding at a value of $186.3 million, net of issuance costs of $2.5 million. On April 7, 2009, as a result of the Rights Offering and conversion of the Series A Preferred Stock and the related accumulated dividend, the Company issued 23,825,900 shares of common stock at an aggregate par value of $2,383. The $235.8 million in excess value of the common stock issued over the par value, net of issuance costs, was recorded to additional paid-in capital.

6. Income Per Share

        The following is a reconciliation of the numerators and denominators of the basic and diluted income available to common stockholders per share computations for the three and six months ended June 30, 2010 and 2009:

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
(in thousands, except per share amounts)
Basic:
Income available to common stockholders	$630	$40,583	$183	$70,979

Weighted-average common shares outstanding	25,906,300	23,505,000	25,906,300	12,440,000
Income available to common stockholders per share, basic	$.02	$1.73	$.01	$5.71

Diluted:
Income available to common stockholders plus assured conversions	$630	$41,313	$183	$80,462
Weighted-average common shares outstanding	25,906,300	23,505,000	25,906,300	12,440,000
Effect of dilutive securities:
Common stock equivalents	294,600	4,708,600	257,500	28,768,200

Diluted weighted-average common shares outstanding	26,200,900	28,213,600	26,163,800	41,208,300

Income available to common stockholders per share, diluted	$.02	$1.46	$.01	$1.95

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

June 30, 2010

(Unaudited)

6. Income Per Share (Continued)

        Basic income available to common stockholders per share is calculated using the weighted-average common shares outstanding during the period. Common equivalent shares from stock options, restricted stock awards and warrants, using the treasury stock method, are included in the diluted per share calculations unless their effect of inclusion would be antidilutive. Income available to common stockholders plus assured conversions is calculated as the basic income available to common stockholders plus dividends paid on Series A convertible cumulative preferred stock.

        The common stock equivalents not included in the computation of diluted income available to common stockholders per share, because to do so would have been antidilutive, are shown below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Common stock equivalents:
Stock options	4,909,300	303,100	4,877,800	288,600
Restricted stock awards	639,700	8,800	667,500	4,400
Warrants	45,300	45,300	45,300	45,500

7. Segment Reporting

        The Company has two reportable segments: World and North American. World provides long-range passenger and cargo charter and ACMI air transportation serving the U.S. Government, international freight and passenger airlines, tour operators, and customers requiring specialized aircraft services. North American provides passenger charter and ACMI air transportation serving the U.S. Government, tour operators, and other airlines. The Company operates and manages World and North American as distinct operating segments, and prepares separate financial statements for each that are reviewed by senior management at the Company, as well as the chief operating officer and other management at the relevant operating company level. The Company evaluates performance and allocates resources based on profit or loss by segment performance and by operations. Intersegment sales are recorded at the Company's cost;

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

June 30, 2010

(Unaudited)

7. Segment Reporting (Continued)

there is no intercompany profit or loss on intersegment sales. Selected financial data by segment is set forth below (in thousands):

	Three Months Ended June 30, 2010
	World	North American	All Other	Consolidated Total
Revenues from external customers	$204,448	$87,552	$—	$292,000
Intersegment revenues	207	—	6,296	6,503
Depreciation and amortization	12,466	6,458	177	19,101
Total operating expenses	194,871	83,010	1,061	278,942
Operating income (loss)	9,577	4,542	(1,061)	13,058
Interest income	502	143	1	646
Interest expense	(7,892)	(3,676)	(255)	(11,823)
Loss on investment	—	—	(89)	(89)
Loss on debt extinguishment	—	—	(1,239)	(1,239)
Income tax (benefit) expense	1,504	624	(1,814)	314

	Six Months Ended June 30, 2010
	World	North American	All Other	Consolidated Total
Revenues from external customers	$417,725	$172,818	$—	$590,543
Intersegment revenues	296	—	14,290	14,586
Depreciation and amortization	24,730	12,612	351	37,693
Total operating expenses	398,219	167,431	563	566,213
Operating income (loss)	19,506	5,387	(563)	24,330
Interest income	1,025	648	2	1,675
Interest expense	(15,969)	(7,483)	(168)	(23,620)
Loss on investment	—	—	(1,306)	(1,306)
Loss on debt extinguishment	—	—	(1,239)	(1,239)
Income tax (benefit) expense	2,495	(349)	(1,879)	267

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

June 30, 2010

(Unaudited)

7. Segment Reporting (Continued)

	Three Months Ended June 30, 2009
	World	North American	All Other	Consolidated Total
Revenues from external customers	$146,760	$97,966	$—	$244,726
Intersegment revenues	28	188	5,177	5,393
Depreciation and amortization	14,258	4,764	24	19,046
Asset impairment and aircraft retirements	685	—	—	685
Total operating expenses	167,509	81,182	(266)	248,425
Operating income (loss)	(20,749)	16,784	266	(3,699)
Interest income	688	286	7	981
Interest expense	(8,907)	(4,723)	149	(13,481)
Gain on investment	—	—	1,500	1,500
Gain on debt extinguishment	—	—	85,305	85,305
Income tax (benefit) expense	(9,914)	4,327	34,666	29,079

	Six Months Ended June 30, 2009
	World	North American	All Other	Consolidated Total
Revenues from external customers	$322,245	$193,050	$—	$515,295
Intersegment revenues	72	481	11,839	12,392
Depreciation and amortization	26,306	9,987	48	36,341
Total operating expenses	345,350	161,276	100	506,726
Operating income (loss)	(23,105)	31,774	(100)	8,569
Interest income	1,377	654	14	2,045
Interest expense	(18,022)	(9,480)	156	(27,346)
Gain on investment	—	—	41,500	41,500
Gain on debt extinguishment	—	—	85,305	85,305
Income tax (benefit) expense	(13,456)	8,431	33,998	28,973

        One customer comprised 10% or more of the Company's total operating revenues as follows (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
U.S. Air Force (USAF) Air Mobility Command:
World	$163.0	$108.6	$340.3	$240.7
North American	82.6	94.7	165.7	186.6

8. Accounting for Stock-Based Compensation

        The Company has stock-based compensation plans for officers and key employees of the Company, including the Company's Board of Directors (Management Plans). The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant date fair

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

June 30, 2010

(Unaudited)

8. Accounting for Stock-Based Compensation (Continued)

value of the award. During the six months ended June 30, 2010 and June 30, 2009, $2.5 million and $0.5 million, respectively, of stock-based compensation expense were charged to operations. In June 2010, the compensation committee of the Board of Directors approved a plan to accelerate the vesting of certain of the Company's equity awards in the event that an initial public offering of common stock is consummated on or before September 30, 2011, so that two-thirds of such awards will be vested upon consummation of the initial public offering and the remaining one-third will vest on the first anniversary of the consummation of the initial public offering. If the initial public offering is consummated after September 30, 2011, the vesting of the equity awards will be accelerated so that the remaining unvested portion of such awards vest upon consummation of the initial public offering.

9. Fair Value Measurements

        The estimated fair values of cash and cash equivalents and restricted cash approximate their carrying values due to their short-term nature. The fair values of the Company's debt instruments approximate their carrying value as of December 31, 2009 and June 30, 2010.

10. Commitments and Contingencies

        World's Cockpit Crewmembers:    The cockpit crewmembers, who account for approximately 36% of the total workforce at World, are represented by the International Brotherhood of Teamsters (the IBT), and are subject to a collective bargaining agreement which became amendable on March 1, 2009. On November 3, 2008, World received a "Section 6" Notice under the Railway Labor Act which is used to initiate negotiations.

        World's Flight Attendants:    World's flight attendants, representing approximately 36% of World's employees, are subject to a collective bargaining agreement which will become amendable in September 2012.

        The flight attendants employed by World participate in a multiemployer defined benefit pension plan affiliated with the International Brotherhood of Teamsters. The plan's actuary has certified that the plan is in critical status, determined in accordance with current pension plan funding rules. This means that the multiemployer plan has funding or liquidity problems, or both. As a result, the Company's obligations to the multiemployer plan have increased in the form of a 5% surcharge on its contributions and may be subject to further increases in the future. In addition, in the event of our partial or complete withdrawal from this multiemployer plan at a time when it is underfunded, the Company would be liable for a proportionate share of such plan's unfunded vested benefits. In the event that any other contributing employer withdraws from the multiemployer plan at a time when it is underfunded, and such employer (or any member in its controlled group) cannot satisfy its obligations under the plan at the time of withdrawal, then the Company, along with the other remaining contributing employers, would be liable for its proportionate share of such plan's unfunded vested benefits.

        North American's Cockpit Crewmembers:    On April 25, 2008, North American announced that its pilots, who are represented by the IBT Local 747 and account for approximately 24% of the total workforce of North American, ratified a 54-month contract, which took effect on May 1, 2008. Since then, after submitting an application on September 22, 2009 to the United States National Mediation Board (NMB)

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

June 30, 2010

(Unaudited)

10. Commitments and Contingencies (Continued)

disputing their representation by the IBT, a vote was cast and the majority of the North American Cockpit Crewmembers voted in favor of being represented by ALPA. The decision was certified and ALPA became the official labor representative of the North American Cockpit Crew Members effective the end of the fourth quarter of 2009.

        North American's Flight Attendants:    On July 26, 2005, the NMB authorized a union election among North American's flight attendants. Flight attendants comprise approximately 40% of employees at North American. On August 31, 2005, a majority of flight attendants voted for IBT representation. Negotiations between North American and the IBT began in 2006 and are ongoing.

        Guarantees:    Global guaranteed ATA's obligations as lessee in connection with a number of ATA's aircraft leases. The Company has settled all but one of the lessor claims. The remaining outstanding lessor has filed a lawsuit in New York State court on February 9, 2009 claiming damages including stipulated return condition requirements in the lease, loss of rental income and other damages. The plaintiff is seeking damages of approximately $0.3 million plus interest on the lease and up to $35.0 million less either (i) the present discounted value of the aggregate fair market rental value for the remainder of the lease term or (ii) the fair market sale value of the aircraft. The outcome of the litigation is pending and cannot be predicted and is dependent upon many factors beyond the Company's control. The Company and the lessor continue to negotiate the terms of a settlement notwithstanding the lawsuit. Based on this negotiation, the Company believes that a cash settlement is possible with this lessor related to stipulated return condition requirements in the lease, loss of rental income and other damages incurred by the lessor. As of June 30, 2010, the Company has accrued its best estimate for this unsettled claim. This estimate is based on a combination of factors including experience in settling similar claims, settlement negotiations with the plaintiff, an evaluation of defenses available to the Company, mitigation obligations of the plaintiff, advice from outside counsel with respect to the probability of loss, and any range of possible loss, and a damages analysis prepared by a third party expert. With respect to interest on recoverable damages, the lease provides a range of annual interest rates of 8.25% to 9.64% applicable to the various amounts owed under the lease. The Company has evaluated alternative methods of calculating interest which may be recoverable under the provisions of the lease and under applicable law. The appropriate rate of interest to be applied, and the methodology used to determine interest, are also in dispute in the litigation.

        Litigation:    In the ordinary course of business, the Company is party to various legal proceedings and claims which management believes are incidental to the operation of Global's businesses. Global believes that the outcome of its outstanding litigation will not have a materially adverse effect on the Company's results of operations, cash flows or financial position.

        On June 11, 2008, the ATA bankruptcy estate filed suit in the Federal District Court of Indiana against FedEx. On February 17, 2010, ATA served its Second Amended Statement of Special Damages estimating its total damages to be $94.0 million. This estimate is based on lost military profits of $66.0 million arising from the FedEx contract, and $28.0 million in losses associated with ATA's acquisition of DC-10 aircraft in order to fulfill its obligations under the FedEx contract.

        On September 16, 2010, FedEx's motion to exclude the ATA bankruptcy estate's claim for approximately $28.0 million in damages for the DC-10 aircraft purchase was granted. On October 19, 2010,

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

June 30, 2010

(Unaudited)

10. Commitments and Contingencies (Continued)

a federal jury returned a verdict against FedEx and awarded the ATA bankruptcy estate approximately $66.0 million in damages. On FedEx's counterclaim, the jury found against FedEx. The Company anticipates FedEx will file a post-trial motion during the fourth quarter of 2010, to set aside the verdict and if unsuccessful in its post-trial motion, thereafter will file a notice of appeal. The ATA bankruptcy estate is also entitled to file an appeal (or a cross-appeal as applicable) seeking to reverse the court's ruling disallowing the ATA bankruptcy estate's DC-10 damages claim for approximately $28.0 million. Pursuant to ATA's Chapter 11 Plan approved by the U.S. Bankruptcy Court, 85% of any damages recovered by ATA from FedEx in the FedEx litigation will be retained by the ATA estate and subsequently distributed to the Company, and 15% must be used to pay former ATA employees and creditor beneficiaries of ATA. FedEx has filed a counterclaim against ATA for breach of contract and seeks damages in excess of $75,000. No amounts, receivable or payable, have been accrued within the Company's accompanying consolidated financial statements for any potential damages.

        Fuel Purchase Agreements:    From time to time, in the normal course of business, the Company enters into fuel contracts. These contracts may include a fixed spread to a base fuel rate and a minimum purchase requirement. The Company has determined that certain fuel contracts meet the "Normal Purchases and Sales" requirements of ASC 815, Derivatives and Hedging and therefore are not accounted for as derivative instruments.

        War-Risk Insurance Contingency:    As a result of the terrorist attacks on September 11, 2001, aviation insurers significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons (other than employees or passengers) for claims resulting from acts of terrorism, war or similar events. At the same time, aviation insurers significantly increased the premiums for such coverage and for aviation insurance in general.

        Since September 24, 2001, the U.S. government has been providing U.S. airlines with war-risk insurance to cover losses, including those resulting from terrorism, to passengers, third parties (ground damage) and the aircraft hull. The coverage currently extends through September 30, 2010.

        The withdrawal of government support of airline war-risk insurance would require us to obtain war-risk insurance coverage commercially, if available. Such commercial insurance could have substantially less desirable coverage than currently provided by the U.S. government, may not be adequate to protect our risk of loss from future acts of terrorism, may result in a material increase to the Company's operating expense or may not be obtainable at all, resulting in an interruption to its operations.

        Other:    World Risk Solutions was formed in November 2004, with the objective of providing certain insurance cost savings, enhanced risk management programs and better loss control practices for the Company. World Risk Solutions underwrites certain risks mainly associated with the Company's aircraft.

11. Related Parties

        As of June 30, 2010, MatlinPatterson owned approximately 95% of the outstanding shares of the Company's common stock. Four of Global's directors serve in various executive capacities at MatlinPatterson or one of its affiliates.

Global Aviation Holdings Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements (Continued)

June 30, 2010

(Unaudited)

11. Related Parties (Continued)

        World had an ACMI contract with Arrow, Inc. (Arrow), an airline which is indirectly majority owned by other investment partnerships for which MatlinPatterson Global Advisers LLC acts as investment manager. The contract expired on May 4, 2010. For the six months ended June 30, 2010, the Company reported $6.1 million in revenues from Arrow.

        The Company paid $3.0 million to Gleacher & Company, Inc. (formerly Broadpoint Gleacher Securities Group Inc.) through its subsidiary Broadpoint Capital, Inc. for investment, advisory and placement agent services in connection with the restructuring of its debt during the year ended December 31, 2009. The same person or entity that ultimately controls MatlinPatterson Global Advisers LLC, which is the investment manager of the entities that indirectly control the Company's majority stockholder, indirectly controls an investment partnership that indirectly owns a significant interest in Gleacher.

12. Subsequent Events

        In July 2010, World entered into contracts to lease two Boeing 747-400 freighter aircraft, each for a period of 72 months. In August 2010, World extended the lease for two MD-11 passenger aircraft, for approximately 8.5 months. In addition, during August 2010 World entered into a lease for an MD-11 passenger aircraft, with a term of approximately three years, for which we expect to take delivery during the third quarter of 2010.

        On October 1, 2010, the Company effected a 100-for-1 stock split of the Company's outstanding common stock. The accompanying financial statements and notes to the financial statements give retroactive effect to the stock split for all periods presented.

        On September 16, 2010, FedEx's motion to exclude the ATA bankruptcy estate's claim for approximately $28.0 million in damages for the DC-10 aircraft purchase was granted. On October 19, 2010, a federal jury returned a verdict against FedEx and awarded the ATA bankruptcy estate approximately $66.0 million in damages. On FedEx's counterclaim, the jury found against FedEx. The Company anticipates FedEx will file a post-trial motion during the fourth quarter of 2010, to set aside the verdict and if unsuccessful in its post-trial motion, thereafter will file a notice of appeal. The ATA bankruptcy estate is also entitled to file an appeal (or a cross-appeal as applicable) seeking to reverse the court's ruling disallowing the ATA bankruptcy estate's DC-10 damages claim for approximately $28.0 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
World Air Holdings, Inc.:

        We have audited the accompanying consolidated statements of operations, changes in stockholders' equity and comprehensive loss, and cash flows of World Air Holdings, Inc. and subsidiaries ("World Air Holdings") for the year ended December 31, 2006. These consolidated financial statements are the responsibility of the World Air Holdings management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of World Air Holdings for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

        As discussed in Notes 1 and 5 to the consolidated financial statements, World Air Holdings adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006. Also, as discussed in Notes 1 and 7 to the consolidated financial statements, World Air Holdings adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2006.

/s/ KPMG LLP

Atlanta, Georgia
July 3, 2007

WORLD AIR HOLDINGS, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2006

(in thousands)

Operating revenues
Flight operations	$824,098
Other	1,558

Total operating revenues	825,656

Operating expenses
Flight	233,951
Maintenance	147,241
Aircraft costs	121,114
Fuel	194,515
Flight operations subcontracted to other carriers	3,759
Commissions	38,050
Depreciation and amortization	7,514
Sales, general and administrative	80,292

Total operating expenses	826,436

Operating loss	(780)
Other income (expense)
Interest expense	(3,657)
Interest income	1,655
Other, net	135

Total other expense	(1,867)

Loss before income tax expense	(2,647)
Income tax benefit	(355)

Net loss	$(2,292)

See accompanying Notes to Consolidated Financial Statements

WORLD AIR HOLDINGS, INC.

CONSOLIDATED STATEMENT OF CHANGES

IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

(in thousands, except share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Deferred Stock-Based Compensation	Treasury Stock, at Cost	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at December 31, 2005	$25	67,770	32,153	(253)	(12,857)	—	86,838
Net loss	—	—	(2,292)	—	—	—	(2,292)
Cumulative effect adjustment resulting from the adoption of SFAS 158, net of tax of $125	—	—	—	—	—	227	227

Comprehensive loss							(2,065)
Exercise of 405,475 stock options	1	527	—	—	—	—	528
Tax benefit of stock option exercises	—	1,377	—	—	—	—	1,377
Amortization of warrants	—	135	—	—	—	—	135
Stock-based compensation	—	1,195	—	—	—	—	1,195
Reversal of award of deferred compensation	—	(303)	—	303	—	—	—
Reversal of amortization of deferred stock-based compensation	—	—	—	(50)	—	—	(50)
Repurchase of 2,222,222 shares of common stock	(2)	(20,825)	—	—	—	—	(20,827)
Retirement of 1,039,694 shares of treasury stock	(2)	(12,855)	—	—	12,857	—	—

Balance at December 31, 2006	$22	37,021	29,861	—	—	227	67,131

See accompanying Notes to Consolidated Financial Statements

WORLD AIR HOLDINGS, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

(in thousands)

Cash and cash equivalents at beginning of year	$46,202
Cash flow from operating activities
Net loss	(2,292)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7,514
Amortization of deferred gain	(406)
Loss on disposals of equipment and property	1,055
Amortization of warrants and debt issuance costs	2,987
Deferred income taxes	53
Provision for doubtful accounts	335
Stock-based compensation	1,195
Other	282
Changes in operating assets and liabilities:
Accounts receivable	34,358
Restricted cash	5,175
Deposits, prepaid expenses and other assets	1,724
Accounts payable, accrued expenses and other liabilities	(17,533)
Unearned revenue	1,651

Net cash provided by operating activities	36,098

Cash flows from investing activities
Purchases of equipment and property	(8,924)
Net sales of short-term investments	827
Proceeds from disposals of equipment and property	559

Net cash used in investing activities	(7,538)

Cash flows from financing activities
Repurchase of common stock	(20,827)
Repayment of debt	(24,000)
Proceeds from exercise of stock options	528
Excess tax benefit from employee stock-based compensation plan	1,227
Payment of debt issuance costs	(492)

Net cash used in financing activities	(43,564)

Net decrease in cash and cash equivalents	(15,004)

Cash and cash equivalent at end of year	$31,198

Supplemental information:
Interest paid	$447
Income taxes paid	$129

See accompanying Notes to Consolidated Financial Statements

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. Organization and Summary of Significant Accounting Policies

Organization

        The Consolidated Financial Statements include the accounts of World Air Holdings, Inc. ("World Air Holdings" or the "Company"), and its wholly-owned subsidiaries, World Airways, Inc. ("World Airways"), North American Airlines, Inc. ("North American"), and World Risk Solutions, Ltd. ("World Risk Solutions"). World Airways Parts Company, LLC is a wholly-owned subsidiary of World Airways. The Company acquired North American, a privately held airline based in Jamaica, New York, on April 27, 2005. All significant inter-company accounts and transactions have been eliminated in consolidation.

        Effective January 10, 2005, World Airways was reorganized into a holding company structure, which was effected through a merger conducted pursuant to Section 251(g) of the General Corporation Law of the State of Delaware, which does not require stockholder approval. All of the outstanding shares of common stock of World Airways, par value $.001 per share, were converted on a share-for-share basis into shares of common stock of World Air Holdings, par value $.001 per share (the "common stock"), and all stockholders of World Airways became stockholders of World Air Holdings through a non-taxable transaction. Stock certificates representing shares of common stock of World Airways are deemed to represent shares of common stock of World Air Holdings until exchanged in the ordinary course as a result of transfers for stock certificates bearing the name of World Air Holdings. Airline operations account for 100% of World Air Holdings' operating revenues.

        World Airways was organized in March 1948 and is a U.S. certificated air carrier. Air transportation operations account for 100% of World Airways' operating revenue. World Airways provides long-range passenger and cargo charter and wet-lease air transportation, serving the U.S. Government, international freight and passenger airlines, tour operators, and customers requiring specialized aircraft services. (see Note 9).

        North American was organized in April 1989 and is a U.S. certificated air carrier. Air transportation accounts for 100% of North American's operating revenues. North American provides passenger charter and wet-lease air transportation serving the U.S. Government, tour operators, and other airlines. In addition, North American operates scheduled passenger service in select markets (see Note 9).

        World Risk Solutions, a Bermuda corporation, was formed in November 2004, with the objective of providing certain insurance cost savings, enhanced risk management programs, and better loss control practices to the Company.

Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include fixed asset useful lives, valuation allowances, (including but not limited to, those related to receivables, inventory, intangibles, and deferred taxes), income tax accounting, self-insured employee benefits, and legal liabilities.

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

1. Organization and Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

        The Company considers all liquid investments purchased with an original or remaining maturity of 90 days or less to be cash equivalents.

Allowance for Doubtful Accounts

        In the normal course of business, the Company reviews its accounts receivable and uses judgment to assess its ability to collect these receivables. Based on this assessment, an allowance for doubtful accounts is maintained for specifically indentified accounts receivable deemed to be uncollectable.

Allowances for Obsolescence

        Allowances for obsolescence are provided over the estimated useful life of the related aircraft and engines or the term of the related aircraft leases, whichever is shorter.

Equipment and Property

        Provisions for depreciation and amortization of equipment and property are computed over estimated useful lives or the expected term of the lease, if shorter, for capital leases, by the straight-line method, with estimated salvage values of 0-10%. The Company recognizes lease expense on a straight-line basis over the expected term of the lease. The Company currently has no capital leases. Estimated useful life of equipment and property are as follows:

Flight equipment, including aircraft	1-9 years
Other equipment and property	3-7 years

        Improvements to capital equipment, including those performed in response to Airworthiness Directives ("ADs") issued by the Federal Aviation Administration ("FAA"), are capitalized at cost. Modifications, including those in response to ADs, and routine maintenance and repairs are expensed as incurred.

        Deferred gains realized in connection with the sale-leaseback of aircraft and equipment are amortized over the periods of the respective leases.

        Leasehold improvements are stated at cost and amortized over their estimated useful lives or the expected term of the lease, whichever is shorter.

Impairment of Long-Lived Assets

        To the extent that the future undiscounted net cash flows expected to be generated from an asset are less than the carrying amount of the asset, an impairment loss will be recognized based on the difference between the asset's carrying amount and its estimated fair market value. No impairment charges were recognized in 2006.

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

1. Organization and Summary of Significant Accounting Policies (Continued)

Goodwill and Intangible Assets

        Pursuant to Statement of Financial Reporting Standards No. 142 ("SFAS No. 142"), Goodwill and Other Intangible Assets, goodwill and indefinite-lived intangibles, such as the trademark and ETOPS, are not amortized but are subject to annual impairment reviews. Since the trademark, valued at approximately $0.6 million, and ETOPS, valued at approximately $4.7 million, was acquired during 2005 and no events of impairment occurred, the Company concluded that these intangibles were not impaired as of December 31, 2006. The Company performed an annual impairment test as of October 1, 2006 for goodwill and indefinite-lived intangibles. This test indicated that goodwill and indefinite-lived intangibles were not impaired as of December 31, 2006.

        The aircraft leases at market rates in excess of rental rates of $2.8 million are being amortized on a straight-line basis over a weighted average of 31 months, which was the average remaining life of the aircraft leases at the date of the North American acquisition. For the year ending December 31, 2007, the annual amortization expense is estimated to be $0.6 million.

Other Assets and Deferred Charges

        Debt issuance costs are amortized on a straight-line basis, which is not materially different from the results obtained using the effective interest method, over the period the related debt is expected to be outstanding.

        The fair market value of the warrants issued to the ATSB in connection with the loan guarantee was recorded as a long-term other asset and was amortized using the interest method. On March 30, 2006, the Company prepaid the remaining principal balance of $24.0 million under the ATSB Loan with cash reserves. As a result of this prepayment, during the first quarter of 2006, the Company expensed $2.3 million in unamortized debt issuance and warrant costs associated with the ATSB Loan.

        Additionally, in March 2006, World Airways and North American entered into a Loan and Security Agreement with Wachovia Bank, National Association ("Wachovia Loan"), for the issuance of loans and letters of credit up to $50.0 million subject to certain terms, conditions, and limitations. At December 31, 2006, the unamortized debt issuance cost is $0.3 million, which will be amortized over the next 1.3 years.

Revenue Recognition

        Military revenues are recognized as air transportation services are provided on a per leg basis. Charter revenues are initially recorded as unearned revenue at the time of sale and recognized as revenue when air transportation services are provided on a per leg basis. Passenger ticket sales for scheduled service are initially recorded as unearned revenue, and revenue derived from ticket sales is recognized in revenue on a per leg basis at the time the service is provided. Non-refundable tickets expire one year from the date the ticket is purchased. Tickets which expire unused are recognized as revenue upon expiration.

Aircraft Leases

        The majority of the Company's aircraft are leased from third parties. In order to determine the proper classification of its leased aircraft as either operating leases or capital leases, the Company must make certain estimates at the inception of the lease relating to the economic useful life the expected lease term,

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

1. Organization and Summary of Significant Accounting Policies (Continued)

and the fair value of an asset, as well as select an appropriate discount rate to be used in discounting future lease payments. These estimates are utilized by management to determine whether the lease is classified as an operating lease or a capital lease. All of the Company's aircraft leases have been classified as operating leases, which results in rental payments being charged to expense over the terms of the related leases. The Company recognizes lease expense on a straight-line basis over the term of the lease. Deferred gains realized in connection with the sale-leaseback of aircraft and equipment are amortized over the periods of the respective leases.

Fuel Reconciliation Adjustments

        Military and charter contracts generally include a fixed rate per gallon for fuel usage with a provision to partially or fully adjust to the actual price per gallon paid. The contracted rate (per mile) and fuel prices (per gallon) are established by the military for a 12-month period running from October to September of the next year. The Company receives reimbursement from the military each month if the price of fuel paid by the Company to fuel vendors for military missions exceeds the fixed price; if the price of fuel paid by the Company to fuel vendors is less than the fixed price, the Company pays the difference to the military. A similar reconciliation is performed for certain charter contracts. The fuel reconciliation is recorded as an adjustment to revenues in the period when air transportation is provided.

Commission Expense

        The Company pays commissions for World Airways and North American based on percentages of military revenues and on scheduled passenger service for North American travel agencies.

Passenger Taxes and Charges

        Certain taxes and charges collected from passengers or customers, including but not limited to, excise taxes and passenger facility charges, remitted to taxing jurisdictions or agencies, are recorded on a net basis in the income statement.

Income Taxes

        The Company's effective tax rate is based on enacted statutory tax rates. Tax regulations require items to be included in the tax returns at different times than the items are reflected in the financial statements. As a result, the Company's effective tax rate reflected in the Consolidated Financial Statements is different than that reported in its income tax returns. Deferred tax assets generally represent items that can be used as a tax deduction or credit in the Company's tax returns in future years for which it has already recorded the tax benefit in the Consolidated Financial Statements. The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion, or all of its deferred tax assets, will not be realized. In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion, or all of the deferred tax assets, will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income (including reversals of deferred tax liabilities) during the periods in which those temporary difference will become deductible. Deferred tax liabilities generally represent tax expense recognized in the Consolidated Financial Statements for which payment has been deferred, or expense for which a deduction has already

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

1. Organization and Summary of Significant Accounting Policies (Continued)

been taken on the Company's income tax returns but has not yet been recognized as an expense in the Consolidated Financial Statements.

Aircraft Maintenance

        Airframe and engine maintenance costs are recognized using the expense as incurred method of accounting. Under this method, maintenance costs are recognized as expense when maintenance services are completed and as flight hours are flown for nonrefundable maintenance payments required by lease or service agreements. After qualifying maintenance is completed, the Company records a maintenance receivable from the lessors and is reimbursed for amounts paid from the funds held by the lessors.

Post-retirement Benefits Other Than Pensions

        World Airways' retired cockpit crewmembers and eligible dependents are covered under post-retirement health care and life insurance benefits to age 65. A small group of administrative retirees are also covered under a post-retirement health care and life insurance benefits plan for life. The Company accounts for the benefit costs in accordance with Statement of Financial Accounting Standards No. 106, Employers' Accounting for Post-retirement Benefits Other Than Pensions ("SFAS No. 106") and Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans ("SFAS 158").

Accounting for Stock-Based Compensation

        Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), Share-Based Payment ("SFAS 123R") which supersedes Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and revises guidance in SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. Additionally, SFAS 123R requires the cash flows resulting from the tax benefits in excess of the compensation expense recognized for those options (excess tax benefits) to be classified as financing cash flows. SFAS No. 123R applies to new share-based awards and to unvested stock options outstanding on the effective date and issuances under the Company's stock incentive plan. The Company utilizes the Black-Scholes option pricing model to estimate the fair value of its stock based awards and expects to continue using the same methodology in the future (See Note 5). The Company used the modified prospective method to adopt SFAS 123R and therefore did not restate its prior period results.

        Prior to the adoption of SFAS 123R, the Company accounted for stock-based compensation plans under the recognition and measurement principles of APB 25, and related interpretations.

Recently Issued Accounting Standards

        In September 2006, the Securities and Exchange Commission (the "SEC") issued SAB 108. Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

1. Organization and Summary of Significant Accounting Policies (Continued)

misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 will not have a material impact on the Company's financial statements.

        In September 2006, the FASB issued FASB Staff Position AUG AIR-1 (the "FSP"), "Accounting for Planned Major Maintenance Activities" that eliminates the accrue-in-advance method as an acceptable method of accounting for planned major maintenance activities. The FSP is applicable to fiscal years beginning after December 15, 2006 and requires retrospective application to all financial statements presented. The Company does not believe the impact of the adoption of this FSP will have a material impact on its financial statements.

        In July 2006, the FASB, issued FASB Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes" which clarifies the accounting and disclosure requirements for uncertainty in tax positions, as defined. This interpretation is effective for fiscal years beginning after December 15, 2006. FIN 48 requires a two-step approach to evaluate tax positions and determine if they should be recognized in the financial statements. The two-step approach involves recognizing any tax positions that are "more likely that not" to occur and then measuring those positions to determine if they are recognizable in the financial statements. The Company will adopt FIN 48 effective January 1, 2007 and does not believe its adoption will result in a material cumulative-effect adjustment.

2. Segment Information

        The Company has two reportable segments: World Airways and North American. The Company operates and manages these companies as two distinct operating segments, and prepares separate financial statements for each that are reviewed by senior management at World Air Holdings, as well as the chief operating officer and other management at the operating company level. Financial and other information for the year ended December 31, 2006 by reporting segment is set forth below (in thousands):

	Year Ended December 31, 2006
	World Airways	North American	World Air Holdings, World Risk Solutions, and Eliminations	Total
Total revenue	$559,809	$267,195	$(1,348)	$825,656
Operating expense	557,211	271,144	(1,919)	826,436
Operating income/(loss)	2,598	(3,949)	571	(780)
Depreciation and amortization expense	6,072	1,425	17	7,514
Capital expenditures	$6,629	$2,165	$130	$8,924
Total block hours	56,102	27,475	—	83,577

3. Operating Leases

        The Company leases all but one of its operational aircraft fleet under operating lease agreements. At December 31, 2006, World Airways' operating fleet consisted of 17 aircraft, of which nine are passenger aircraft and eight are freighter aircraft, with base lease terms expiring at various dates through 2015. At

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

3. Operating Leases (Continued)

December 31, 2006, North American's operating fleet consisted of nine aircraft, all of which are operated in passenger configurations, with remaining base lease terms expiring at various dates through 2014.

        In 2004, the Company reached an agreement with one of its MD-11 aircraft lessors to restructure certain leases. In exchange for reduced fixed monthly lease rates and a reduction in the lease terms, the Company agreed to an annual restructuring fee based on net earnings. Payments commenced in 2005 based on 2004 results, and continue through the lease terminations in 2011, which will be paid in 2012. Over the term of the agreement, the total obligation of the Company is limited to $24.2 million on a cumulative basis. In each year, the cash payment is limited to $3.6 million per year for 2006 through and including 2011, and $1.0 million in 2012. Although cash disbursements are limited each year, due to the cumulative nature of the agreement, expense recognized may differ from the related cash payment to be disbursed in the following year. The Company and the lessor agreed to a definitive methodology used to calculate the restructuring fee. As a result, the Company recognized no expense in 2006 due to the Company's net loss. The Company's related cash payment was $3.6 million in 2006.

        Rental expense, primarily relating to aircraft leases, totaled approximately $122.6 million for the year ended December 31, 2006. Certain of the Company's operating leases require rental payments that vary in amount from year to year. The Company accounts for the cost of these leases on a straight-line basis, thereby recognizing annual rent expense evenly over the lease term.

        Certain of the Company's aircraft leases also require the Company to pay certain amounts related to maintenance reserves for airframes, engines, auxiliary power units and landing gears based on flight hours and cycles. Certain return conditions also must be met prior to returning the aircraft to the lessor. The Company also pays maintenance fees to certain maintenance providers for auxiliary power units based on flight hours. The aggregate amount the Company paid and expensed in 2006 for maintenance reserves for airframes, engines, auxiliary power units and landing gears, and maintenance fees for auxiliary power units was $50.5 million.

4. Capital Stock

        In December 2003, the Company issued to the ATSB, as consideration for the federal loan guarantee, warrants to purchase an aggregate of 2,378,223 shares of common stock. These warrants were vested and fully exercisable at the date of grant. The fair value of these warrants on the date of grant using the Black-Scholes option-pricing model was $4.8 million. The following table shows details of the warrants issued to the ATSB as well as the assumptions used in the Black-Scholes option-pricing model:

Number of Shares	Exercise Price	Expiration Date	Risk Free Interest Rate	Expected Dividend Yield	Volatility	Expected Life
1,269,022	$0.78	12/31/2008	3.23%	0%	50%	5.0 yrs
111,111	$2.50	8/23/2004	1.22%	0%	50%	0.7 yrs
111,111	$2.50	3/29/2005	0.96%	0%	50%	1.2 yrs
886,979	$3.20	12/31/2009	3.43%	0%	50%	6.0 yrs

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

4. Capital Stock (Continued)

        In August 2004, the ATSB exercised warrants to purchase 111,111 shares at $2.50 per share and, pursuant to the net exercise provisions of the warrants, received 21,994 shares of the Company's common stock. Additionally, in February 2005, the ATSB exercised warrants to purchase an additional 111,111 shares at $2.50 per share and, pursuant to the net exercise provisions of the warrants, received 76,345 shares of the Company's common stock. In October 2006, the Company completed the Tender Offer and purchased 2.22 million shares of its outstanding common stock (See Note 6). As a result of the Tender Offer, the Company modified the number of warrants and exercise price pursuant to the provisions of the ATSB warrant agreement. Therefore, the ATSB held warrants to purchase 1,153,973 shares and 806,616 shares at $0.86 and $3.52 per share, respectively at December 31, 2006.

        The Company recorded the fair value of these warrants within other long-term assets, with a credit to additional paid-in capital. The Company recorded amortization of $1.8 million in March 2006, when the debt was prepaid in full.

5. Stock-Based Compensation

  Stock Incentive Plans

        Under the World Air Holdings, Inc. Amended and Restated 1995 Stock Incentive Plan (the "1995 Plan"), members of the Company's Board of Directors, employees, and consultants to the Company or its affiliates are eligible to receive stock incentive awards. At December 31, 2006, the Company has reserved 3,030,162 shares of common stock for issuance under the 1995 Plan. Options expire at the earlier of the stated expiration, which shall not exceed ten years from the date of grant, or one year after the termination of a grantee's employment with the Company. The exercise price for options granted is the fair market value of the common stock on the date of grant. Outstanding options become vested and fully exercisable at various times through August 2013.

        During 2005, the Company issued 50,000 shares of restricted stock with vesting over a four year required service period, and recorded compensation expense over the same period. In February 2006, the employee to whom the stock was issued resigned and, accordingly, the restricted stock grant terminated and was cancelled effective on the date of termination. During the first quarter of 2006, the Company reversed $0.3 million of deferred stock-based compensation related to the forfeiture of this restricted stock grant.

        Under a Non-Employee Directors' Stock Option Plan (the "Directors' Plan"), non-affiliate directors are granted options to purchase 10,000 shares of common stock, upon election or appointment to the Board of Directors of the Company. Options granted under the Directors' Plan vest in 36 equal monthly installments following the award, as long as the individual remains a director of the Company. The Director's Plan provided that after December 31, 2005, no additional options could be granted from this plan.

Stock Options

        For stock option awards granted prior to January 1, 2006, but for which the vesting period is not complete, the Company adopted SFAS 123R using the "modified prospective method" of accounting permitted under SFAS 123R. Under this method, the Company accounts for such awards on a prospective basis, with expense being recognized in the consolidated statements of income beginning in the first

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

5. Stock-Based Compensation (Continued)

quarter of 2006, using the grant-date fair values previously calculated in prior pro forma disclosures. The Company will recognize the related compensation cost not previously recognized in the pro forma disclosures over the remaining vesting periods.

        The fair value of stock options is determined at the grant date using a Black-Scholes option pricing model, which requires the Company to make several assumptions. The risk-free interest rate is based on the U.S. Treasury yield curve in effect for the expected term of the option at the time of grant. The dividend yield on the Company's common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future. The market price volatility of the Company's common stock is based on the historical volatility of the common stock price over an approximate four year time period. The expected term of the options is based on historical experience of all option grants.

        During the third quarter of 2006, the Company granted options to purchase 333,400 shares under the 1995 Stock Incentive Plan. These stock options vest in 33 1/3% increments on the first three anniversary dates of the awards; thus, the Company will recognize compensation expense for these awards on a straight-line basis over each award's vesting period.

        The per share weighted-average fair value of the options to purchase 333,400 shares granted during the third quarter of 2006 was $4.61 on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions:

Expected dividend yield	0%
Risk-free interest rate	4.6%
Expected life (in years)	4.0
Expected stock volatility	80.9%

        The table below summarizes stock option award activity pursuant to the Company's plans for December 31, 2006:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2005	1,728	$2.25
Granted	333	7.44
Exercised	(405)	1.30
Forfeited	(32)	2.59

Outstanding at December 31, 2006	1,624	3.55	4.5	$10,296

Exercisable at December 31, 2006	1,108	$2.31	3.7	$7,205

Vested and Expected to Vest at December 31, 2006	1,454

        At December 31, 2006, the range of exercise prices per share and weighted-average remaining life of outstanding options was $0.91—$7.53 and 4.5 years, respectively.

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

5. Stock-Based Compensation (Continued)

        The following table summarizes stock options outstanding and exercisable at December 31, 2006 (in thousands, except per share amounts):

	Outstanding Options			Exercisable Options
Range of Exercise Price	Number of Options	Weighted Average Remaining Life Years	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.56 - 1.25	510	2.3	$0.91	510	$0.91
1.26 - 2.50	38	1.1	$1.57	38	$1.57
2.51 - 3.75	671	5.2	$3.46	516	$3.42
3.76 - 5.00	6	5.1	$4.06	—	—
5.01 - 6.25	56	5.5	$6.15	39	$6.15
6.25 - 7.50	334	6.6	$7.44	—	—
7.50 - 8.75	10	8.3	$7.53	5	$7.53

Total	1,625	4.5	$3.55	1,108	$2.31

        At December 31, 2006, the number of shares issuable upon the exercise of options was 1,107,563 and the weighted-average exercise price per share of the options was $2.31.

        The total intrinsic value of options exercised for the year ended December 31, 2006, determined as of the date of exercise of options, was $3.1 million. Cash received from option exercises during 2006 totaled $0.5 million.

        The Company recorded $0.4 million of stock-based compensation expense related to non-vested stock options to sales, general and administrative expense for the year ended December 31, 2006. The excess tax benefit realized for the tax deduction from option exercises under the Company plan was $1.4 million for 2006, which generated cash flows from excess tax benefits, under the long-haul method, of $1.2 million.

        At December 31, 2006, there was approximately $1.3 million of total unrecognized compensation expense related to non-vested stock options granted under the Company's stock incentive plans. That cost is expected to be recognized over a weighted-average period of 2.5 years.

Restricted Stock Awards

        During the third quarter of 2006, the Company granted 196,800 shares of restricted common stock to non-employee members of the board, executive officers, officers, and certain other management employees of the Company. The restricted shares were granted pursuant to the 1995 Plan. The fair value at the date of grant of these shares was $1.7 million. Compensation expense for these awards will be recognized on a straight-line basis over the weighted-average requisite service period of 4.1 years.

        The Company recorded $0.2 million of stock-based compensation expense to sales, general and administrative expense for the year ended December 31, 2006 associated with these restricted stock awards. At December 31, 2006, there was approximately $1.5 million of total unrecognized compensation expense related to non-vested restricted stock granted under the Company's stock incentive plan, which is expected to be recognized over a weighted-average vesting period of 4.1 years.

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

5. Stock-Based Compensation (Continued)

Stock Option Awards Review

        During 2006, under the direction of the Audit Committee of the Board of Directors, the Company voluntarily initiated a review of all stock option awards from the date of the Company's initial public offering of its common stock in 1995 through December 31, 2006. In order to ensure independence and objectivity, the Company also retained a law firm that is independent of the Company to perform a review of all prior stock option awards as an independent investigation. The independent counsel engaged to perform that review has submitted its report to the Audit Committee, which accepted the report and deemed the review concluded. Based on its own review and the review of independent counsel, the Company concluded that, although no backdating or other intentional misconduct was found, the Company had not properly accounted for certain options awarded in each of the years 1997 through 2003.

        The impact of such adjustments, consisting of previously unrecognized compensation expense, for each of such years and in the aggregate is as follows:

	1997	1998	1999	2000	2001	2002	2003	Total
	(in thousands)
Stock Compensation Expense	$79	$(20)	$—	$103	$256	$79	$73	$570
Tax effect	—	—	—	—	—	—	(15)	(15)

Total, net of tax	$79	$(20)	$—	$103	$256	$79	$58	$555

Income/(loss) before taxes	$12,230	$(10,905)	$(13,653)	$(3,159)	$(26,037)	$2,041	$19,123

Percent of income before taxes	0.6%	0.2%	0.0%	3.3%	1.0%	3.9%	0.4%

        The Company recorded this cumulative adjustment of $0.6 million to sales, general, and administrative expenses in its consolidated financial statements for the quarter ended September 30, 2006.

6. Tender Offer

        On September 5, 2006, the Company's Board of Directors authorized a "modified Dutch Auction" tender offer whereby the terms permitted the Company to repurchase up to 2.22 million shares of its common stock at a price per share not greater than $9.50 and not less than $9.00.

        In October 2006, the Company completed the Tender Offer and purchased 2.22 million shares of its outstanding common stock at a price per share of $9.20 totaling approximately $20.8 million, which was funded through borrowings under the Wachovia Loan. The shares purchased represented approximately 9.1% of the Company's outstanding common stock at October 12, 2006.

7. Employee Benefit Plans

        World Airways' Crewmembers Target Benefit Plan (the "Target Benefit Plan") is a defined contribution plan covering cockpit crewmembers with contributions based upon wages, as defined. It is a tax-qualified retirement plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Expense for the Target Benefit Plan totaled $3.0 million for the year ended December 31, 2006.

        World Airways also sponsors a Crewmembers Deferred Income Plan (the "Deferred Income Plan"). It is a tax-qualified retirement plan under Section 401(k) of the Code. Under the Deferred Income Plan,

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

7. Employee Benefit Plans (Continued)

cockpit crewmembers may elect to invest salary deferrals of up to $15,000 or 25% of their salary in selected investment funds. The Company does not make any contributions to the Deferred Income Plan.

        World Airways' flight attendants participate in a pension plan maintained by the International Brotherhood of Teamsters ("IBT"). This plan is a multi-employer plan subject to the funding and other provisions of the Pension Protection Act of 2006. Contributions made to the IBT on behalf of the flight attendants totaled $1.3 million for the year ended December 31, 2006.

        Under World Air Holdings' and World Airways' 401(k) Administrative Plan ("401(k) Plan"), employees may elect to invest salary deferrals of up to $15,000 or 25% of their salary in selected investment funds. It is a tax-qualified retirement plan under Section 401(k) of the Code. The Company contributes matching funds to the 401(k) Plan equal to 50% of participants' voluntary deferrals up to 10% of salary. The Company expensed, for its contribution to the 401(k) Plan, approximately $0.7 million during the year ended December 31, 2006.

        World Airways has a profit sharing bonus plan (the "Profit Sharing Plan") for its cockpit crewmembers and flight attendants pursuant to agreements with the unions representing the two groups. It is not a tax-qualified plan under the Code. Distributions under the Profit Sharing Plan are equal to 20% of net earnings, as defined, subject to an annual limitation of 10% of the total annual aggregate compensation of World Airways employees participating in the Profit Sharing Plan in that year. Due to net losses for the year ended December 31, 2006, the Company recorded no profit sharing expense during 2006.

        World Air Holdings and World Airways have a profit sharing bonus plan for management, administrative and operations personnel. Due to net losses for the year ended December 31, 2006 the Company recorded no profit sharing expense during 2006.

        World Airways' cockpit crewmembers and eligible dependents are covered under a post-retirement health care and life insurance benefits plan until age 65. A small group of administrative retirees are also covered under a post-retirement health care and life insurance benefits plan for life. The Company accrues for the cost of post-retirement health and life insurance benefits in accordance with SFAS No. 106 but funds the benefit costs on a pay-as-you-go (cash) basis.

        In December 2006, the Company adopted the recognition and disclosure provisions of SFAS 158. SFAS 158 requires the Company to recognize in its statement of financial position an asset for a defined benefit pension or post-retirement plan's overfunded status or a liability for a plan's underfunded status, and to recognize changes in that funded status through other comprehensive income/(loss) in the year in which the changes occur. SFAS 158 will not change the amount of net periodic benefit expense recognized in the Company's results of operations.

        World Airways uses a December 31st measurement date for the post-retirement health care and life insurance benefits plan. During 2005, the Company's accumulated benefit obligation assumptions were modified for the following:

  •
  The retirement eligibility provision was adjusted to reflect that World Airways cockpit employees have the option to retire at the age of 55 with at least five years of service in addition to the previously reflected age 60 provision.

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

7. Employee Benefit Plans (Continued)

  •
  A flat $50,000 life insurance benefit was added effective February 1, 2005 for cockpit retirees who die prior to age 65.

        A summary of the net periodic post-retirement benefit costs is as follows (in thousands):

Service cost	$1,053
Interest cost on accumulated post-retirement benefit obligation	540
Amortization of prior service cost	11
Net amortized loss	156

Net periodic post-retirement benefit cost	$1,760

        The assumed discount rate used to measure the accumulated post-retirement benefit obligation for 2006 was 5.75%. The medical cost trend rate in 2006 was 10.75% and trending down to an ultimate rate in 2015 and beyond of 5.0%. A one percentage point increase in the assumed health care cost trend rates for each future year would have increased the aggregate of the service and interest cost components of 2006 net periodic post-retirement benefit cost by $226,000. A one percentage point decrease in the assumed health care cost trend rates for each future year would have decreased the aggregate of the service and interest cost components of 2006 net periodic post-retirement benefit cost by $193,000.

        World Airways used the following actuarial assumptions to determine its net periodic benefit cost for the year ended December 31, 2006, as measured at December 31, 2006, and its benefit obligations at December 31, 2006:

Assumption	Used for Net Periodic Post-Retirement Benefit Cost for 2006	Used for Benefit Obligations as of December 31, 2006
Discount rate	5.25%	5.75%
Salary increase*	not applicable	not applicable
Long-term rate of return*	not applicable	not applicable

*
The salary increase assumption is not applicable because the benefits are not related to compensation. The long-term rate of return assumption is not applicable because the plan is funded on a pay as go basis.

        The Company expects to contribute the following amounts to the post-retirement health care benefit plan in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter. Benefit

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

7. Employee Benefit Plans (Continued)

payments, which reflect expected future service, are based on assumptions about future events. Actual benefit payments may vary significantly from the estimates listed below (in thousands):

2007	$353
2008	398
2009	475
2010	535
2011	577
2012 through 2016	3,800

Total	$6,138

        North American provides a tax qualified 401(k) employee savings plan for the benefit of substantially all employees. Under the plan, employees may contribute up to $15,000 of their salary. North American matches employees' contributions up to 100% of the first 3% of compensation plus 50% of the next 2% of compensation. North American also has the option to make additional profit-sharing contributions to the plan. Total contribution expense for matching of elective deferrals for the year ended December 31, 2006 was $0.6 million.

        North American had implemented a profit sharing plan for its employees. It is not a tax-qualified plan under the Code. The plan provided for payment based on certain earnings targets for the year ended December 31, 2006. Due to net losses for the year ended December 31, 2006, North American recorded no profit sharing expense during 2006.

8. Income Taxes

        The components of income tax expense for the year ended December 31, 2006 were as follows (in thousands):

Current:
Federal	$173
State	(953)
Foreign	372
Deferred:
Federal	73
State	(20)

$(355)

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

8. Income Taxes (Continued)

        Income tax expense differed from the amounts computed by applying the U.S. federal statutory income tax rate of 35% to pre-tax income as a result of the following (in thousands):

Expected Federal income tax benefit at the statutory rate of 35%	$(926)
State and local taxes (net of federal benefit)	(52)
Other:
Meals and entertainment	893
Other	(270)

Income tax expense benefit	$(355)

        World Airways is presently under examination by the IRS for the income tax return filed for the year ended December 31, 2004. North American is presently under examination by the IRS for the S-Corporation income tax returns filed for the years ended December 31, 2003 and 2004. Currently, there are no adjustments proposed by the IRS and the impact of this examination is not determinable.

9. Major Customers and Products

        Information concerning customers for 2006 in which their revenues comprise 10% or more of the Company's total operating revenues is presented in the following table (in millions):

World Airways
U.S. Air Force ("USAF") Air Mobility Command	$398.7

North American
U.S. Air Force ("USAF") Air Mobility Command	$159.4

        Information concerning the Company's revenues comprising 10% or more of total operating revenues is presented in the following table (in millions):

World Airways
Passenger Charter Operations	$445.8
Cargo Charter Operations	$112.3

North American
Passenger Charter Operations	$204.8
Passenger Scheduled Service	61.2

10. Commitments and Contingencies

Union Negotiations and Litigation:

        World Airways' Cockpit Crewmembers:    The cockpit crewmembers, who account for approximately 29.9% of the total workforce at World Airways and are represented by the International Brotherhood of Teamsters ("IBT"), are subject to a collective bargaining agreement which will become amendable on March 1, 2009.

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

10. Commitments and Contingencies (Continued)

        World Airways' Flight Attendants:    The World Airways' flight attendants, representing approximately 41.9% of World Airways employees, are subject to a collective bargaining agreement that became amendable August 31, 2006. Negotiations began in mid-August 2006 with the IBT and are ongoing.

        North American's Cockpit Crewmembers:    The National Mediation Board ("NMB") certified the IBT to represent North American's cockpit crewmembers (approximately 24.6% of the total employees at North American) on January 16, 2004. North American and the IBT commenced negotiations for their first collective bargaining agreement on April 6, 2004 and have met on numerous occasions. Although representatives from North American and the IBT continue to negotiate the terms of a comprehensive final agreement under the auspices of the NMB, no collective bargaining agreement has yet been reached.

        North American's Flight Attendants:    On July 26, 2005, the NMB authorized a union election (the IBT) among North American's flight attendants. Flight attendants comprise approximately 37.4% of employees at North American. On August 31, 2005, a majority of flight attendants voted for IBT representation. Negotiations began in 2006 between North American and the IBT and are ongoing.

Other Litigation:

        On January 9, 2004, Whitebox Convertible Arbitrage Partners, L.P. and Pandora Select Partners, L.P. filed a complaint alleging breach of contract by World Airways in connection with its exchange in December 2003 of $22,545,000 aggregate amount of 8.0% Convertible Senior Subordinated Debentures due in 2004 (the "Old Debentures") for a like amount of the newly-issued Debentures.

        In August 2006, World Airways and the plaintiff agreed to settle this matter with a full release, in exchange for approximately $0.4 million cash consideration. The settlement was accrued during the six month period ended June 30, 2006 and was subsequently paid in September 2006.

        For competitive and economic reasons, effective as of January 2005, North American unilaterally reduced cockpit crewmember wages and other benefits in addition to modifying certain work rules. The IBT thereafter filed suit against North American. The United States District Court for the Northern District of California ruled in North American's favor; the IBT appealed and the decision of the Ninth Circuit is pending. North American will continue to vigorously defend itself; however, the Company cannot give any assurance that this litigation will not have a material adverse effect on its financial condition, results of operations, or liquidity.

        North American, along with certain unrelated entities, is a defendant in litigation brought in the Dominican Republic for, among other things, breach of contract. Consequently, approximately $0.9 million of North American's funds were embargoed and were not controlled by North American until August 2006, when the court in the Dominican Republic lifted the embargo and the funds were returned to North American in October 2006. North American believes that the litigation is without merit, and intends to vigorously contest the claims. Management believes that the ultimate outcome of these proceedings to which the Company is currently a party will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

        North American was a defendant in a legal action pending in California brought by a former pilot for various causes of action, including wrongful termination. In May 2006, North American and the plaintiff

WORLD AIR HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2006

10. Commitments and Contingencies (Continued)

agreed to settle this matter with a full release, in exchange for $2.3 million cash consideration. The settlement was accrued at December 31, 2005 and was paid in May 2006.

        In the ordinary course of business, the Company is party to various other legal proceedings and claims which we believe are incidental to the operations of our business. Management believes that the ultimate outcome of these proceedings to which the Company is currently a party will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

11. Subsequent Events

        On April 5, 2007, the Company announced that it has entered into an agreement to be acquired by Global Aero Logistics, Inc. for $315.0 million in an all-cash transaction. Under the terms of the agreement, World Air Holdings shareholders will receive $12.50 in cash for each share of the Company's common stock owned.

        Delta Air Lines, Inc. ("Delta") filed for bankruptcy in 2005. World Airways filed a claim against Delta for certain maintenance and lease payments the Company had made to Delta under maintenance service and equipment lease agreements. In May 2007, World Airways reached a settlement agreement with Delta whereby the Company will have an allowed general unsecured claim in Delta's bankruptcy case in the amount of $5.5 million. This agreement had no impact on the consolidated financial statements for the year ended December 31, 2006.